Exhibit D

THE REPUBLIC OF TURKEY

This description of the Republic of Turkey is dated as of August 27, 2014 and appears as Exhibit D to the Republic of Turkey’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2013.

FORWARD-LOOKING STATEMENTS

Turkey has made forward-looking statements in this Annual Report on Form 18-K. Statements that are not historical facts are forward-looking statements. These statements are based on Turkey’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Turkey undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. Turkey cautions you that a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. These factors include, but are not limited to:

•	External factors, such as:

•	interest rates in financial markets outside Turkey;

•	the impact of changes in the credit rating of Turkey;

•	the impact of changes in the international prices of commodities;

•	economic conditions in Turkey’s major export markets;

•	the decisions of international financial institutions regarding the terms of their financial arrangements with Turkey;

•	the impact of any delays or other adverse developments in Turkey’s accession to the European Union; and

•	the impact of adverse developments in the region where Turkey is located.

•	Internal factors, such as:

•	general economic and business conditions in Turkey;

•	present and future exchange rates of the Turkish currency;

•	foreign currency reserves;

•	the level of domestic debt;

•	domestic inflation;

•	the ability of Turkey to effect key economic reforms;

•	the level of foreign direct and portfolio investment; and

•	the level of Turkish domestic interest rates.

RECENT DEVELOPMENTS

GENERAL

Turkey’s economy was impacted by the 2008-2009 global financial crisis but has been recovering from such crisis since the last quarter of 2009. Turkey’s GDP increased by 4.3% in the first quarter of 2014 as compared to the first quarter of 2013. See “Recent Developments — Key Economic Indicators”.

From August 14, 2013 to August 13, 2014, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul) increased by 2.79%.

In the run up to the municipal elections held on March 30, 2014, following a number of leaked recordings of senior government officials suggesting corruption appeared on the micro-blogging media platform, Twitter, and leaked recordings of senior government officials discussing military matters appeared on YouTube, the Turkish telecommunications authority (TIB) restricted access to Twitter for not implementing the rulings of Turkish courts. On March 27, 2014, the TIB blocked access to YouTube as a precautionary administrative measure on the basis of a ruling by the Gölbaşı Court of Peace from March 27 made over a violation of Paragraph 1/b of Article 8 of Law No. 5651 on internet publications, which was reported was for national security reasons. On April 3, 2014, Turkey’s constitutional court lifted the ban on Twitter after the constitutional court ruled on April 2, 2014 that the measure breached freedom of expression laws. On April 4, 2014, an Ankara court ordered the ban on YouTube to be lifted, saying the ban was too broad, but allowed the blockage of 15 specific videos to remain in place.

On May 13, 2014, an explosion at a coal mine in Soma, Manisa, caused an underground mine fire. 301 people were killed in that disaster. Following the incident, an investigation was initiated and 24 people were taken into custody.

Turkey is continuing its humanitarian efforts to provide shelter to refugees fleeing the conflict in Syria. As of July 18, 2014, approximately 218,847 Syrian refugees are in Turkey.

POLITICAL CONDITIONS

The following table sets forth the composition of the Assembly by total number of seats as of August 25, 2014:

Political Party	Number of Seats
Justice and Development Party (AKP)	313
Republican People’s Party (CHP)	130
Nationalist Action Party (MHP)	52
Peace and Democracy Party (BDP)	27
Independents	14
Democratic Regions Party (DBP)*	1
Total	537

Source: The Grand National Assembly of Turkey

*:	Former People’s Democratic Party (HDP)

On July 11, 2014, the People’s Democratic Party changed its name to the Democratic Regions Party.

On August 10, 2014 the presidential elections were held. According to the unofficial results, Turkey’s outgoing Prime Minister Recep Tayyip Erdogan has been elected by absolute majority vote to a five-year term as president. Recep Tayyip Erdoğan received 51.96% of total votes, whereas Ekmeleddin Ihsanoglu, the joint candidate of Turkey’s two largest opposition parties, claimed 38.33% and Selahattin Demirtas, candidate of the pro-Kurdish Democratic Regions Party (Peoples’ Democracy Party), won 9.71%.

KEY ECONOMIC INDICATORS

The following table sets forth increases or decreases in GDP by economic sector (at current prices and expressed in percentages) for the periods indicated:

GDP by Economic Sector	2013	2014 Q1
1. Agriculture, forestry and fishing	7.42	3.72
2. Mining and quarrying	1.40	1.27
3. Manufacturing	15.31	16.47
4. Electricity, gas, steam and air conditioning supply	1.75	1.62
5. Water supply, sewerage, waste management and remediation	0.66	0.64
6. Construction	4.41	4.66
7. Wholesale and retail trade	12.02	12.30
8. Information and communication	11.93	11.21
9. Accommodation and food service activities	2.52	1.95
10. Information and communication	2.00	2.02
11. Financial and insurance activities	3.36	3.15
12. Real Estate activities	9.90	10.17
13. Professional, scientific and technical activities	3.13	4.06
14. Administrative and support service activities	2.04	2.37
15. Public administration and defense; compulsory social security	4.23	5.16
16. Education	3.56	4.48
17. Human health and social work activities	1.49	1.64
18. Arts, entertainment and recreation	0.21	0.27
19. Other service activities	1.06	1.06
20. Activities of household as employers	0.20	0.26
21. Sectoral total	88.61	88.49
22. Financial intermediation services indirectly measured	1.61	1.37
23. Taxes-Subsidies	13.00	12.88
24. Gross Domestic Product (Purchaser’s Price)	100.00	100.00

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (at constant prices and expressed in percentages) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4	Annual
2013	2.9%	4.5%	4.3%	4.4%	4.0%
2014	4.3%

For the month of July 2014, CPI increased by 0.45% and PPI increased by 0.73% as compared to the previous month.

The Republic’s annual CPI and PPI increased by 9.32% and 9.46%, respectively, in July 2014 as compared to the same month of the previous year. The Republic’s CPI and PPI were 7.40% and 6.97% respectively, in the year 2013.

The Central Bank set the annual inflation target rates for 2014 at 5%. The following table sets forth the quarterly inflation path and uncertainty band for 2014:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2014

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

In February 2014, CBRT revised its year-end inflation expectation as 6.7% - 8.5% (7.6% mid-level).

On August 8, 2014, the Central Bank foreign exchange buying rate for U.S. dollars was TL2.1683 per U.S. dollar, compared to an exchange buying rate of TL1.9292 per U.S. dollar on August 6, 2013. On July 10, 2013, the Turkish central bank sold U.S.$1.3 billion, in additional to the U.S.$2.25 billion sold on July 8, 2013, in an effort to stabilize the volatility in the exchange rate.

On August 6, 2014, the Government offered an interest rate of 9.12% for its 23-month Government Bond, compared to an interest rate of 9.02% for its 21-month Government Bond on August 14, 2013.

The calendar adjusted industrial production index increased by 1.4%% in June 2014 compared to June 2013 (year on year).

The following table indicates unemployment figures for the first four months of 2014:

2014
January	10.3	2,572,000
February	10.2	2,571,000
March	9.7	2,597,000
April	9.0	2,608,000

Source: TURKSTAT

On July 17, 2014, the Central Bank’s Monetary Policy Committee (the “MPC”) held an interim meeting at which it kept short-term interest rates constant as follows:

a) Overnight Interest Rates: Marginal Funding Rate has been kept at 12%, the interest rate on borrowing facilities provided for primary dealers via repo transactions has been kept at 11.5%, and borrowing rate has been reduced from 8% to 7.50%.

b) One-week repo rate has been reduced from 8.75% to 8.25%.

c) Late Liquidity Window Interest Rates (between 4:00 p.m. – 5:00 p.m.): Borrowing rate has been kept at 0%, and lending rate has been kept at 13.5%.

MPC stated that loan growth continues at reasonable levels in response to the tight monetary policy stance and macroprudential measures. In line with these developments, recent data point to a modest course in private final domestic demand. MPC also noted that with the help of the recovery in foreign demand, exports contribute positively to economic growth. The Committee expects that such a demand composition will support disinflation and will lead to a significant improvement in the current account balance in 2014.

The MPC decided to deliver a measured cut in the one-week repo rate. Inflation expectations, pricing behavior and other factors that affect inflation will be closely monitored and the tight monetary policy stance will be maintained, by keeping a flat yield curve, until there is a significant improvement in the inflation outlook.

As of August 11, 2014, the one-week repo auction rate of the Central Bank was 8.25%, the Central Bank overnight borrowing interest rate was 7.5% and the Central Bank overnight lending interest rate was 12.0%.

TOURISM

In June 2014, the number of foreign visitors visiting the Republic increased by approximately 6.41% to 4,335,075 as compared to the same month of 2013. According to the balance of payments presentation, in May 2014, tourism revenues increased by 3.91% compared to the same month of 2013.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In June 2014, the trade balance (according to the provisional data) posted a deficit of U.S.$7.853 billion as compared to a deficit of U.S.$8.613 billion in the same period in 2013. In June 2014, total goods imported (c.i.f.)1, including gold imports, decreased by 1.1% to approximately U.S.$20.776 billion, as compared to

[1]

c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.

approximately U.S.$21.013 billion during the same period in 2013. In June 2014, the import of capital goods, which are used in the production of physical capital, decreased by approximately 5.1% over the same period in 2013; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by approximately 0.5% over the same period in 2013 and the import of consumption goods decreased by approximately 1.3% over the same period in 2013. In June 2014, total goods exported (f.o.b.)2, increased by 4.2% to approximately U.S.$12.923 billion, as compared to approximately U.S.$12.400 billion during the same period of 2013. In May 2014, the current account produced a deficit of approximately U.S.$3.434 billion, as compared to a deficit of approximately U.S.$7.611 billion in the same period of 2013. According to the Medium Term Program for the 2014-2016 period that was announced on October 8, 2013 (the “2014 Medium Term Program”), the current account deficit was projected to be U.S.$58.8 billion in 2013 and U.S.$55.5 billion in 2014. In January-December 2011, the current account deficit was U.S.$75.1 billion. In January-December 2012, the current account deficit was U.S.$47.8 billion. In January-December 2013, the current account deficit was U.S.$65.1 billion.

As of May 2014, total gross international reserves of the Central Bank were approximately U.S.$145.091 billion (compared to U.S.$144.339 billion as of May 2013), as of August 1, 2014, gold reserves were approximately U.S.$21.100 billion (compared to U.S.$20.986 billion as of August 2, 2013) and the Central Bank gross foreign exchange reserves were approximately U.S.$112.398 billion as of August 1, 2014 (compared to approximately U.S.$107.867 billion as of August 2, 2013).

As of August 8, 2014, the Central Bank held approximately TL17.2 billion in public sector deposits.

PUBLIC FINANCE AND BUDGET

During the period from January – June in 2014, the central government consolidated budget expenditures were approximately TL213.9 billion and the central government consolidated budget revenues were approximately TL210.5 billion, compared to central government consolidated budget expenditures of approximately TL187.9 billion and consolidated budget revenues of approximately TL190.9 billion during the same period in 2013.

During the period from January – June in 2014, the central government consolidated budget deficit was approximately TL3.4 billion, compared to a central government consolidated budget surplus of approximately TL3.1 billion during the same period in 2013.

During the period from January – June in 2014, the central government consolidated budget primary surplus reached approximately TL23.1 billion, compared to the central government consolidated budget primary surplus of approximately TL26.4 billion during the same period in 2013.

In June 2014, the central government consolidated budget expenditures were approximately TL35.2 billion and the central government consolidated budget revenues were approximately TL34.6 billion, compared to central government consolidated budget expenditures of approximately TL32.6 billion and consolidated central government budget revenues of approximately TL31.4 billion during the same period in 2013.

In June 2014, the central government consolidated budget deficit was approximately TL613 million, compared to a central government consolidated budget deficit of approximately TL1.2 billion during the same period in 2013.

In June 2014, the central government consolidated budget primary surplus reached approximately TL959 million, compared to a central government consolidated budget primary surplus of approximately TL335 million during the same period in 2013.

The following table sets forth the details of the central government budget for the period from January-June 2014 and for June 2014.

Central Government Budget (Thousand TL)	January – June 2014 (cumulative)	June 2014
Budget Expenditures	213,856,719	35,170,454
1-Excluding Interest	187,393,675	33,598,707
Compensation of Employees	57,039,091	9,178,671
Social Security Contributions	9,586,311	1,522,132

[2]	f.o.b. means free on board; when a price is quoted f.o.b., it means that the selling price includes the cost of the goods, but not the freight or transport costs and the cost of marine insurance. F.o.b. is an international commerce term.

Central Government Budget (Thousand TL)	January – June 2014 (cumulative)	June 2014
Purchase of Goods and Services	15,206,278	2,865,906
Current Transfers	82,962,177	15,080,619
Capital Expenditures	13,908,449	3,499,921
Capital Transfers	2,706,339	729,352
Lending	5,985,030	722,106
Reserve Appropriation
2-Interest	26,463,044	1,571,747
Budget Revenues	210,481,432	34,557,440
1-General Budget Revenues	202,203,459	33,044,886
Taxes	168,095,251	24,757,831
Property Income	8,772,042	1,503,885
Grants and Aids and Special Revenues	1,165,789	270,523
Interest, Shares and Fines	17,047,808	3,382,326
Capital Revenues	6,373,470	3,114,779
Collections from Loans	749,099	15,542
2-Special Budget Institutions	6,284,893	1,323,368
3-Regularity & Supervisory Institutions	1,993,080	189,186
Budget Balance	-3,375,287	-613,014
Balance Excluding Interest	23,087,757	958,733

Source: Ministry of Finance

BANKING SYSTEM

Turkey has a relatively strong, well capitalized and profitable banking system. The banking system in Turkey had a capital adequacy ratio3 of 16.30% and a relatively low non-performing loan ratio4 of 2.78% as of June 2014. As of August 12, 2014, the reserve requirement ratios (the “RRRs” and each, an “RRR”) for FX demand deposits, notice deposits and personal current accounts and FX deposits/participation accounts were 13.0% for maturities less than 1 year and 9% for maturities of 1 year and more. In addition, the RRR for other FX liabilities up to 1-year maturity (including 1-year) were 13.0%, for FX liabilities up to 3-year maturity (including 3-year) were 11.0% and for other FX liabilities longer than 3-year maturity were 6%. As of August 12, 2014, the RRRs for Turkish Lira deposits/participation accounts were between 5% and 11.5% depending on maturity. Furthermore, RRRs were 11.5% for Turkish Lira demand deposits, deposits at notice and personal current accounts.

DEBT

The Central Government’s total domestic debt stock was approximately TL408.4 billion as of the end of June 2014, compared to approximately TL395.8 billion as of June 2013. In June 2014, the average maturity of Turkey’s domestic borrowing was 74.5 months, as compared to 78.2 months as of June 2013. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 8.7% in June 2014, compared to 8.4% in June 2013.

The total gross outstanding external debt of the Republic was approximately U.S.$386.79 billion (at then-current exchange rates) at the end of the first quarter of 2014. The table below summarizes the gross external debt profile of the Republic (at period end).

[3]	Regulatory capital/Total risk weighted items
[4]	Gross non-performing loans/Total cash loans

Gross External Debt Profile (Million U.S.$)	2013 Q1	2013 Q2	2013 Q3	2013 Q4	2014 Q1
GROSS EXTERNAL DEBT	350,834	366,238	372,236	388,137	386,786
SHORT TERM	114,003	124,304	124,597	129,304	124,681
Public Sector	12,598	15,382	16,606	17,605	17,843
Central Bank	980	963	905	833	762
Private Sector	100,425	107,959	107,086	110,866	106,076
LONG TERM	236,831	241,934	247,639	258,833	262,105
Public Sector	92,002	93,009	95,067	98,206	99,191
Central Bank	5,657	5,432	4,744	4,401	4,100
Private Sector	139,172	143,493	148,828	156,226	158,814

Source: Undersecretariat of Treasury

DESCRIPTION OF THE REPUBLIC

Turkey has a democratically elected parliamentary form of government. Since its founding in 1923, Turkey has aligned itself with the west and is a member of numerous international organizations, including the North Atlantic Treaty Organization (NATO), the Council of Europe, the World Bank, the IMF and the Organization for Economic Cooperation and Development (the “OECD”). Turkey is also an associate member of the EU and a founding member of the European Bank for Reconstruction and Development (the “EBRD”).

Since 1980, the Turkish Government has embarked upon a series of market-oriented reforms which, among other things, were designed to remove price controls and reduce subsidies, reduce the role of the public sector in the economy, emphasize growth in the industrial and service sectors, encourage private investment and savings, liberalize foreign trade, reduce tariffs and promote export growth, ease capital transfer and exchange controls and encourage foreign investment, increase the independence of the Central Bank and reform the tax system. Turkey moved towards full convertibility of the Turkish Lira by accepting the obligations of Article VIII of the International Monetary Fund (IMF) Articles of Agreement in March 1990. Turkey has developed a market-oriented, highly diversified economy with growing industrial and service sectors, while retaining a prominent agricultural sector that makes the country largely self-sufficient in foodstuffs. According to the Ministry of Development, in 2013, agriculture, industrial sector and services sector accounted for 8.2%, 21.6% and 70.2% of GDP respectively. The average GDP growth rate during the 2009-2013 period was 3.7%. See “Economy-Services,” “Economy-Industry” and “Economy-Agriculture.”

LOCATION, AREA AND TOPOGRAPHY

Turkey, situated at the junction of Europe and Asia, is an important crossroads between Western Europe, the Middle East and Asia. Turkey’s location has been a central feature of its history, culture and politics. Turkey’s land borders extend for more than 2,600 kilometers and are shared with eight countries: Greece and Bulgaria in the west and northwest, Iran in the east, Armenia, Georgia and Azerbaijan in the northeast, and Iraq and Syria in the south.

Turkey’s coastline extends for approximately 7,200 kilometers along the Black Sea in the north, the Aegean Sea in the southwest and the Mediterranean Sea in the south, all of which are connected by the Bosphorus, the Sea of Marmara and the Dardanelles.

Turkey has an area of approximately 814,578 square kilometers (inclusive of its lakes), and its topography is varied. Most of the country consists of highland plateau surrounded by mountainous areas which rise toward the east. Climatic conditions differ widely among the regions.

POPULATION

According to estimates of the Turkish Statistical Institute (TURKSTAT) and the Ministry of Development, the population of Turkey was 76,667,864 on December 31, 2013. The annual population growth rate for Turkey in 2013 was 1.2%, compared to an annual growth rate of 1.3% in 2012. Turkey’s population is relatively young compared to other European countries, and the transformation of Turkey’s economy from a largely agricultural economy to an industrial and service-oriented economy has led to an increasingly urban population. According to TURKSTAT and the Ministry of Development, in 2012, 77.3% of the population lived in urban areas and 22.7% lived in rural areas. In 2012, the median age of the population in Turkey was 30.1, with a median age of 29.5 for males and 30.6 for females. Persons of working age, the age group of 15-64, constituted 67.7% of the total population in 2013.

The largest city in Turkey, with a population of about 13.9 million, is Istanbul, the country’s commercial center. Its history and heritage has allowed the city to be named the European Capital of Culture in 2010. Ankara, the capital city of Turkey, with a population of about 4.97 million is the second largest city. Izmir, with a population of about 4.0 million, comes in third in terms of population level. Other cities with populations in excess of one million are (in alphabetical order) Adana, Antalya, Aydın, Balikesir, Bursa, Diyarbakir, Gaziantep, Hatay, Kahramanmaraş, Kayseri, Kocaeli, Konya, Manisa, Mersin, Samsun, Sanliurfa and Van.

In 2013, total employment was 24.601 million, with approximately 21.2% employed in agriculture, 20.7% in industry and 58.1% in services (including construction). See “Economy-Employment and Wages.” The unemployment rate was 9.0% in 2013.

According to the Ministry of Development, Turkey has made significant progress in improving social welfare over the last decade. Life expectancy increased from an average of 67.4 years in 1990 to an average of 76.9 years in 2013. The infant mortality rate decreased from 51.5 per thousand live births for the year 1990 to 10.8 per thousand live births for the year 2013. According to the Address Based Population Registration System, the adult literacy rate (25–64 age group) increased sharply from 80.5% in 1990 to 94.3 in 2013.

Turkey is constitutionally a secular state. The vast majority of the Turkish population is Muslim. There are very small numbers of non-Muslims in Turkey, including Greek Orthodox, Armenian Christians and Jews. The official language of Turkey is Turkish.

GOVERNMENT ORGANIZATION AND POLITICAL BACKGROUND

A popular nationalist movement began in Turkey before the turn of the 20th century and gathered momentum in the aftermath of World War I. Turkey was declared a republic on October 29, 1923, upon the abolition of the Sultanate. Mustafa Kemal Ataturk was elected as Turkey’s first President. Ataturk instituted a series of sweeping social reforms that have played a central role in the development of modern Turkey. The Constitution of Turkey (the “Constitution”) was adopted in 1924 and provided for an elected Grand National Assembly (the “Assembly”) to be the repository of sovereign power. Executive authority was vested in the Prime Minister and the Council of Ministers (the “Cabinet”). Changes were made in the legal, political, social and economic structure of Turkey, and Islamic legal codes were replaced by Western ones. Ataturk’s reforms and Western orientation continue to be the dominant ideological element in Turkey today.

The Turkish military establishment has historically been an important factor in Turkish government and politics, interfering with civilian authority three times since 1959 (in 1960, 1971 and 1980). Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems.

Turkey’s current Constitution, which was revised and ratified by popular referendum in 1982, contains a system of checks and balances aimed at ensuring a strong central government and reducing factionalism in the Assembly. The Constitution provides for the Assembly, a President and a Prime Minister. Pursuant to a 2007 amendment to the Constitution, the President is elected by the absolute majority vote of the public. Prior to this amendment, the President was elected by the Assembly. The President is elected for a five-year term, and can serve a maximum of two terms. The Prime Minister is appointed by the President from the Assembly. The Prime Minister, in turn, nominates other members of the Cabinet, who are then approved by the President. The Cabinet, chaired by the Prime Minister, exercises the executive powers of the Government.

The members of the Assembly are elected for four-year terms. The Constitution provides for a system of proportional representation and forbids the formation of political parties on the basis of class, religion or ethnic identity. The Election Law (Law No. 298) provides that parties whose nationwide vote in general elections is less than 10% are not eligible for seats in the Assembly. On the other hand, a party must have at least 35% of the nationwide vote in order to have a simple majority in the Assembly.

Judicial power in Turkey is exercised by courts whose independence is guaranteed by the Constitution. The Constitutional Court (the “Constitutional Court”) decides issues relating to the form and substance of laws, decrees and rules of the Assembly and matters relating to public officials and political parties. The Court of Appeal is the court of last resort for most civil and criminal matters, while military matters are referred to a separate system of courts.

On March 29, 2009, local elections for municipalities were held. The Justice and Development Party (AKP) received 38.16% of the votes cast for the seats in councils of the municipalities. The Republican People’s Party (CHP), the Nationalist Action Party (MHP) and the Democratic Society Party (DTP) received 24.84%, 16.64% and 5.26% of the votes, respectively.

On December 11, 2009, the Constitutional Court shut down the DTP on charges that it had ties with a terrorist organization and involved in activities aimed at damaging the integrity of the state. The Constitutional Court also banned 37 members of the DTP from politics for five years, including two members of parliaments of DTP. The Constitutional Court’s decision was published in the Official Gazette on December 31, 2009 (No. 27449).

On July 25, 2008, the 13th Penal Court of Istanbul agreed to hear a case against 86 people (including two senior retired army officials, one political party leader and a number of journalists and non-governmental organization members) accused of, among other things, inciting an armed insurrection, aiding a terrorist group and plotting to overthrow the government. Over time, the investigation continued and additional defendants were charged. On August 5, 2013, 254 of the 275 defendants were convicted. The Supreme Court of Appeals will handle any appeals.

On September 21, 2012, in a separate case involving a plot to overthrow the government in 2003, over 300 military officials were sentenced to prison terms ranging from six years to twenty years. On October 9, 2013, the Supreme Court of Appeals ordered the retrial of 88 convicted suspects, while approving the convictions of 237 suspects in the case. After merging 230 separate individual appeals that were filed by the convicts, on June 18, 2014, the Constitutional Court ruled that the convicted suspects’ rights were violated concerning “digital data and defendants’ testimony,” requiring the cases of the suspects to be retried in local courts in order to eliminate the violations.

The AKP won the latest general elections held on June 12, 2011 with 49.8% of the eligible votes and formed the 61st Government of the Republic. CHP and MHP received 25.98% and 13.01% of the votes respectively. The following table sets forth the composition of the Assembly by total number of seats as of December 31, 2013:

Political Party	Number of Seats
Justice and Development Party (AKP)	320
Republican People’s Party (CHP)	134
Nationalist Action Party (MHP)	52
People’s Democratic Party(HDP)	26
Independents	12
Peace and Democracy Party (BDP)	4

Source: The Grand National Assembly of Turkey

The most recent local elections for municipalities were held on March 30, 2014. The AKP received 42.87% of the votes cast for the seats in councils of the municipalities. The CHP, the MHP and the Peace and Democracy Party (BDP) received 26.34%, 17.82% and 4.16% of the votes, respectively.

FOREIGN POLICY

Since the foundation of the Republic, Turkey’s foreign policy has been guided by the principle of “peace at home, peace in the world”. Over the years, its foreign policy has developed, always on the basis of this principle and in line with changes in the domestic and international environment.

As a democratic, secular and economically thriving country located at the center of a strategic and dynamic region, Turkey actively pursues a responsible, constructive and multidimensional foreign policy. Facing a multitude of opportunities and challenges in surrounding regions, Turkey seeks to affect a positive influence and help generate stability, security and prosperity in its region and beyond.

In pursuit of creating a belt of peace and prosperity in her surrounding region, Turkey aims to further develop its relations with neighboring countries through initiatives towards strengthening political dialogue, economic interdependence and social-cultural interaction among regional countries. The key element of this policy is fostering an environment where all regional actors can become part of the solutions and agree on a common vision based on their shared interests.

Deepening existing strategic relations with European and Transatlantic political, economic and security structures and continuing the accession negotiations with the EU remain as the main pillars of the Turkish foreign policy. At the same time, drawing strength from its increased economic and political capabilities, Turkey has been more actively involved in a wider geography and in a wider set of global issues. In this context, Turkey has been developing and strengthening its relations bilaterally as well as with regional organizations in Africa, Asia-Pacific, and Latin America and the Caribbean. Turkey has also been taking larger responsibilities in global humanitarian and development initiatives, thus becoming a leading donor country internationally. Furthermore, Turkey has been playing a stronger role in peace building and conflict prevention efforts, serving as a mediator or facilitator in various conflicts across the world as well as by initiating multilateral initiatives towards promoting tolerance and strengthening the role of mediation in the UN and other international forums.

Turkey is committed to pursuing an active foreign policy which strikes a balance between national interests and universal values. In the face of many challenges presented by the current international environment, Turkey will continue its policies aiming to ensure that opportunities and cooperation prevail over risks and conflicts.

INTERNATIONAL ORGANIZATIONS

The Republic of Turkey has always attached great importance to multilateral cooperation and thus has played an active role in regional and international organizations. In other words, Turkey’s vision of contributing to peace and stability has not been limited to neighboring regions, but rather Turkey’s actions highlight the importance of political dialogue, increased social, cultural and economic interaction, cultural harmony and tolerance among all nations to avoid tensions and conflicts, and makes great efforts to disseminate these messages to ensure a free, prosperous and secure world for all. With this understanding, Turkey has become a founding member of the United Nations (UN), the Council of Europe, the European Bank for Reconstruction and Development and the Organization for Security and Cooperation in Europe (OSCE). Turkey is also a member of NATO, the Organization for Economic Cooperation and Development (OECD), the World Trade Organization (WTO), the Organization of the Islamic Cooperation (OIC), Islamic Development Bank, the Black Sea Economic Cooperation Organization (BSEC), the Economic Cooperation Organization (ECO), the Developing 8 (D-8) and the Conference on Interaction and Confidence Building Measures in Asia (CICA). Turkey also has either an “observer” or a “partner” status at various regional organizations, such as the African Union, Arab League, ASEAN, Shanghai Cooperation Organization and Organization of American States. Turkey also participates in the Euromed/Barcelona Process. Furthermore, Turkey belongs to the World Bank, the IMF, the European Resettlement Fund, the Asian Development Bank, the Multilateral Investment Guarantee Agency (MIGA), the Bank for International Settlements (BIS) and is a participant in the International Convention on the Harmonized Commodity Description and Coding System. As a founding member of the United Nations, Turkey has been playing an active and constructive role regarding all issues on the UN agenda. Turkey served on the UN Security Council, during the 2009-2010 period, as a non-permanent member. Throughout its UNSC membership, Turkey followed a balanced, transparent and principled stance in dealing with the complex issues on the Council’s agenda. Turkey has presented its candidature to the Security Council once again, this time for the period 2015-2016.

Turkey is a member of The Group of Twenty (G-20). At the G-20 Leaders’ Summit in Cannes in 2011, it was announced that Turkey will assume the presidency of the G-20 in 2015. Turkey became a member of the G-20 troika (past, current and future hosts) on December 1, 2013 and its presidency will commence on December 1, 2014.

Turkey is a founder of International Maritime Organization (IMO) and member of its Executive Council since 1999. Turkey, particularly in the last decade, has intensified its efforts to improve the standards of its merchant fleet and to harmonize its legislation with the EU acquis on areas like maritime safety, fisheries and shipping. Turkey is also party to major IMO Conventions and Protocols.

Turkey is also a negotiating candidate country to the European Union and full membership to the EU remains a strategic goal for Turkey.

EUROPEAN UNION

In 1963, Turkey signed an association agreement (the “Ankara Agreement”) with the European Economic Community (EEC), which is now the EU. In 1970, an additional protocol to the association agreement was signed which established the framework and conditions of the transitional stage of the association. In April 1987, Turkey submitted its formal application for full membership. In late 1989, the EEC declared that Turkey was eligible to become a full member. The EEC further decided to defer granting candidate status due to changes in the EU and Turkey’s economic situation at the time.

In 1995, Turkey and the EU concluded a Customs Union, pursuant to which Turkey and the EU eliminated all customs duties and equivalent charges on imports of industrial goods and eliminated the ad-valorem tariffs imposed on the industrial component of processed agricultural products. The EU’s quotas on Turkish textile products were also lifted. Turkey assumed the obligation to harmonize its tariffs and equivalent charges on the importation of goods from third countries with the EU’s common external tariff (from approximately 15% in 1995 to 4.2% in 2012) and to progressively adapt itself to the EU’s commercial policy and preferential trade arrangements with third countries. Although basic agricultural products were excluded from the initial package, a preferential trade regime for basic agricultural products was adopted as of January 1, 1998. Turkey is also progressively adopting many aspects of the Common Agricultural Policy of the EU and has taken substantial steps to harmonize its legislation relating to competition, consumer protection, intellectual property and standardization of foreign trade with those of the EU.

To adapt itself to the EU’s commercial policy and preferential trade arrangements with other countries, Turkey has signed Free Trade Agreements (FTAs) with 19 countries5 and the European Free Trade Association. FTA negotiations are currently underway with 12 more countries and two international organizations (MERCOSUR-Southern Common Market and GCC-Cooperation Council for the Arab States of the Gulf), and an additional 10 FTAs have already been proposed.

With the completion of the Customs Union, the association between Turkey and the EU, as stipulated by the Ankara Agreement, had entered its final stage. At the European Council held in Helsinki in December 1999, Turkey was given candidate status. The recognition of Turkey as a candidate country ushered in a new era in Turkey-EU relations. The Accession Partnership for Turkey was approved by the Council on March 8, 2001. In response, the Turkish Government adopted its National Program for the Adoption of the Acquis (NPAA) on March 19, 2001. Both the Accession Partnership and the NPAA are revised on a regular basis to take account of the progress that has been made and to allow for new priorities to be set.

In December 2004, following the EU’s decision to start accession negotiations with Turkey, the Government confirmed that it was ready to sign the Additional Protocol extending the 1963 Ankara Agreement to all the members of the EU prior to the actual start of accession negotiations. However, Turkey also placed on record that this would in no way imply a formal legal recognition of the Greek Cypriot Administration by Turkey. The Additional Protocol extending the Ankara Agreement to 16 EU member states was concluded by exchange of letters among Turkey, the Commission and the Council on July 29, 2005. Turkey also issued an official declaration, which constituted an integral part of its letter and signature, to the effect that the signature of the Protocol would not in any form constitute recognition of the “Republic of Cyprus” referred to in the said Protocol. Accordingly, Turkey stated that, pending a comprehensive settlement, its position on Cyprus would remain unchanged and expressed readiness to establish relations with the new Partnership State which would emerge following a comprehensive settlement in Cyprus.

The European Council of 2004 confirmed that Turkey fulfills the Copenhagen criteria which are a prerequisite for opening of the accession negotiations with Turkey. The Turkey-EU Intergovernmental Conference met for the first time on October 3, 2005, whereby the accession process was officially initiated. In parallel, eight sub-committees, which were formed in 2000 according to the EU acquis, periodically convene to review the developments that Turkey has achieved in related areas. So far, 14 chapters have been opened to negotiations6. On June 12 2006, negotiations on Chapter 25 “Science and Research” were opened and provisionally closed by the Turkey-EU Intergovernmental Conference.

[5]	Albania, Bosnia Herzegovina, Morocco, Jordan, South Korea, Georgia, Israel, Montenegro, Kosovo, Lebanon, Macedonia, Malaysia, Egypt, Mauritius, Serbia, Syria, Chile, Tunisia and Palestine
[6]	Free Movement of Capital-4, Company Law-6, Intellectual Property Law-7, Information Society and Media-10, Food Saftey, Veterinary and Phytosanitary-12, Taxation-16, Statistics-18, Enterprise and Industrial POlicy-20, Trans-European Networks-21, Regional Policy and Coordination of Structural Instruments-22, Science and Research-25 (provisionally closed), Environment-27, Consumer and Health Protection-28, Financial Control-32.

Although the screening process was completed in 2006, screening reports of 9 chapters7 are still pending approval by the Council. Since the screening reports are not officially communicated to Turkey, the potential opening benchmarks of those chapters are not communicated either.

Fulfillment of Turkey’s commitments under the Additional Protocol which relates to access to Turkish ports for Greek Cypriot planes and vessels is an opening benchmark in 8 chapters (“1-Free Movement of Goods”, “3-Right of Establishment and Freedom to Provide Services”, “9-Financial Services”, “11-Agriculture and Rural Development”, “13-Fisheries”, “14-Transport Policy”, “29-Customs Union” and “30-External Relations”) and closing benchmark in all chapters, according to the EU General Affairs and External Relations Council Decision of December 11, 2006.

In addition, in 2007, France declared that it will not allow the opening of negotiations on 5 chapters which it considered to be directly related with membership (1“1-Agriculture and Rural Development” (one of the 8 chapters blocked due to Additional Protocol), “17-Economic and Monetary Policy”, “22-Regional Policy and Coordination of Structural Instruments”, “33-Financial and Budgetary Provisions”, “34-Institutions”). Chapter 22 was subsequently unblocked and opened in 2013.

Moreover, during the EU General Affairs Council meeting of December 8, 2009, Greek Cypriots declared that it set the unilateral “normalization” of relations as a precondition for the progress in 6 chapters (“2-Freedom of Movement for Workers”, “15-Energy”, “23-Judiciary and Fundamental Rights”, “24-Justice, Freedom and Security”, “26-Education and Culture”, “31-Foreign, Security and Defense Policy”).

As a result, there are only 3 chapters left that are not politically blocked and can be opened: “Chapter 5- Public Procurement”, “Chapter 8- Competition Policy”, “Chapter 19- Social Policy and Employment”.

As a parallel effort to the accession discussions, in May 2012 the Commission launched a “Positive Agenda” with Turkey, which was previously mentioned in the Enlargement Strategy Paper published on October 12, 2011, with an aim to bringing a new impetus to Turkish-EU relations with the understanding that it should not create a separate track in the negotiation process, but complement and support it. The “Positive Agenda” is aimed at enhancing Turkey-EU cooperation in areas of joint interest. These include: the alignment with the EU legislation, political reforms and fundamental rights, visa, mobility and migration, trade, energy, counter-terrorism and dialogue on foreign policy. In the scope of the “Positive Agenda”, Working Groups are formed on eight negotiation chapters: (“Establishment and Freedom to Provide Service-3”, “Company Law-6”, “Information Society and Media-10”, “Statistics-18”, “Judiciary and Fundamental Rights-23”, “Justice, Freedom and Security-24”, “Consumer and Health Protection-28”, and “Financial Control-32”).

As part of the Positive Agenda, the Commission has already notified Turkey that the closing benchmarks of “Chapter 20- Enterprise and Industrial Policy” and “Chapter 21- Trans-European Networks” were fulfilled in 2011. The Commission also notified Turkey of the fulfillment of the 4 closing benchmarks of the Chapters: Company Law, Consumer and Health Protection and Financial Control.

In accordance with the Commission’s recommendations in the 2002 Strategy Paper for Turkey and the decision taken at the 2002 Copenhagen European Council, the EU decided to strengthen the accession strategy for Turkey and significantly increase the EU’s pre-accession financial assistance to Turkey. Since 2007, assistance to Turkey has been financed under the budget heading of “Instrument for Pre-Accession Assistance-IPA”. Thus, Turkey, along with other candidate and potential candidate countries, became the beneficiary of pre-accession assistance from the IPA.

Since 1999, a comprehensive transformation and reform process in line with the goal of EU accession has been underway. The objectives of full compliance with the EU Copenhagen political criteria and political reforms in the areas of human rights, democracy and the rule of law constitute the backbone of the accession process.

Within the framework of the reform process, eight harmonization packages were enacted between February 2002 and July 2004. In this period, the Turkish Constitution was amended twice, revising nearly one-third of the articles of the Constitution. The amendments covered a wide range of issues related to improving human rights, strengthening the rule of law and restructuring democratic institutions. The Constitutional amendments were followed by legislative and administrative measures to ensure the proper implementation of these amendments. The Constitutional amendments were fortified by the adoption of laws that are fundamentally important for the protection of human rights. These laws include the new Civil Code, the new Penal Code, the new Law on Associations and the new Code of Criminal Procedure. These reforms aim at strengthening democracy,

[7]	Free Movement of Workers-2, Fisheries-13, Transport Policy-14, Energy-15, Judiciary and Fundamental Rights-23, Justice, Freedom and Security-24, External Relations-30, Financial and Budgetary Provisions-33.

promoting respect for human rights and fundamental freedoms, and consolidating the rule of law and the independence of the judiciary. Furthermore, reforms with respect to freedom of thought and expression, freedom of association and peaceful assembly and freedom of religion have been implemented. There have also been reforms related to the judicial system, civil-military relations and anti-corruption measures. Relevant legislation has been changed so as to enable the learning of and broadcasting in languages and dialects which are used traditionally by Turkish citizens in their daily lives. In addition, the death penalty has been abolished and the prison system has been reformed. The right to property of community foundations belonging to certain minorities in Turkey has been ensured and the legal basis needed for the activities of foreign foundations in Turkey has been established. New definitions and measures to deal with illegal immigration have been introduced.

The Ninth Harmonization Package was introduced on April 12, 2006. This harmonization package contained pieces of legislation in the fields of transparency, ethics and civil-military relations, as well as for the adoption of international conventions on human rights and fundamental freedoms. These included the UN Convention on Corruption, Protocol No. 14 to the Convention for the Protection of Human Rights and Fundamental Freedoms, amending the control system of the Convention, and the Revised European Social Charter and the Protocol amending the European Social Charter. Amendments to the following laws were adopted and put into force within the framework of the Ninth Harmonization Package: Law on Private Education Institutions, Law on Settlement and Law on Establishment and Legal Procedures of Military Courts.

The Reform Monitoring Group set up in 2003 and currently made up of the Minister of Foreign Affairs, the Minister for EU Affairs and Chief Negotiator, the Minister of Justice and the Minister of Interior continues to meet regularly to monitor and direct the political reform process. The 28th and the 29th meetings of the Reform Monitoring Group were held in Ankara on June 15, 2013, on May 9, 2014.

In accordance with the National Program and in response to Turkey’s serious economic crisis in 2001, numerous economic reform measures have been adopted. Turkey has restructured its financial sector, ensured transparency in public finance and enhanced competitiveness and efficiency in the economy. Such structural reforms have yielded remarkable and tangible results. As a result of the banking sector restructuring following the 2001 crisis, Turkey’s financial system has had fewer difficulties emerging from the current global economic crisis. Turkey did, on the other hand, feel the negative effects of the global economic crisis resulting in shrinking exports, declining industrial production and downward pressure on growth. Nevertheless, thanks to the decisive implementation of the reforms, the economy’s resistance to negative externalities has increased, giving Turkey the opportunity to implement measures to minimize the adverse effects of the global economic crisis on domestic growth, to continue the disinflation process and to protect fiscal gains.

Turkey’s “Program for Alignment with the EU Acquis 2007-2013” was announced on April 17, 2007. Along with the relevant public institutions, non-governmental organizations have also participated in the preparations of this program which involved the harmonization of legislation that is expected to be passed between 2007 and 2013, in 33 negotiation chapters of the accession negotiations. The European Commission has welcomed this harmonization program and acknowledged it as a positive step.

The “Third National Program of Turkey for the Adoption of the EU acquis communautaire”, which outlines the envisioned Government actions over the next four years and includes a number of legislative and regulatory changes, including Constitutional amendments, aims to further harmonize the laws of the Republic with those of the European Union and was published on December 31, 2008, in the Official Gazette (No. 27097).

On February 20, 2008, the Assembly adopted the new Foundations Law (Law No. 5737). This new law that was published in the Official Gazette on February 27, 2008 (No. 26800) allows foreigners to establish new foundations in Turkey on the principle of reciprocity. Foundations will also be able to establish economic enterprises and companies on the condition that they notify Turkey’s foundations authority. The law also improved the situation of non-Muslim community foundations in relation to their international activities. In addition, on May 13, 2010, the Prime Minister issued a circular instructing all related government institutions and offices to act with utmost diligence for the total elimination of problems encountered by non-Muslim minorities, such as those related to publications containing hatred.

In January 2009, for the first time since the beginning of accession negotiations, a full-time EU Chief Negotiator, a State Minister, was appointed.

On March 24, 2009 the Commission for Equal Opportunity between Women and Men was established in the Turkish Grand National Assembly with the primary goal to contribute to the protection and development of women’s rights. The Commission continues to monitor developments on this issue at the national and international levels.

In June 2009, the Turkish Parliament passed legislation which restricts the jurisdiction of military courts and enables civilian courts to try military personnel for non-military offences. This legislation also eliminates the powers of military courts to try civilians in peacetime and has enabled the formation of military courts only with professional military judges by removing non-judge members of such courts, thus further aligning Turkey with EU practices. The law came into force on June 30, 2010.

In 2009, the government launched the “National Unity and Brotherhood Project”, publicly known as the “democratic opening”. In July 2009, a widespread public debate began on a comprehensive democratic opening process coordinated by the Minister of Interior. The process was aimed at raising the democratic standards in Turkey for all citizens in an embracing manner, irrespective of their ethnic origin, beliefs, gender or political preferences. On November 13, 2009, the government announced certain measures and steps had been taken with respect to the project. These measures include:

•	Broadcast by the TRT (Turkish Radio and Television Corporation) 24 hours a day in Kurdish and Arabic in its respective television channels as well as radio broadcasts in Armenian and Kurdish by state-owned radio stations;

•	Lifting of all restrictions concerning broadcasting in different languages and dialects and granting a license to several private television and radio stations, including local stations; and

•	Establishing institutions and introducing academic studies in different languages and dialects that Turkish citizens use.

In addition to these political reform efforts, implementation of the Southeastern Anatolia Project (GAP) for development continues. GAP includes investment projects in a wide-ranging array from agriculture to health, education and transportation. For instance, within the framework of the GAP Action Plan (2008-2012), approximately TL4 billion was allocated in 2010 for investments in the region. Consequently, the share of GAP in public investment rose to 14%.

The comprehensive Judicial Reform Strategy covering issues related to the independence, impartiality, efficiency and effectiveness of the judiciary and an action plan to implement the Strategy was approved in August 2009.

In December 2009, amendments were made to the Bylaw on Associations to facilitate the process of creating and establishing business associations.

On February 19, 2009, the European Court of Justice confirmed in its Soysal and Savatlı Decision that the international agreements executed by the European Economic Community are superior to the secondary and national legislation of the EU. In this context, the court decision ruled that Article 41(1) of the Additional Protocol prohibits the introduction by the Member States of a visa requirement for the Turkish citizens who provide services, if a visa was not required at the time of adoption of the Additional Protocol. Referring to its status as a negotiating country in the Customs Union with the EU, Turkey has intensified its efforts for obtaining the right of visa-free travel in EU member states for Turkish citizens.

In order to expedite Turkey’s accession process, the “EU Strategy for Turkey’s Accession Process” was approved by the Council of Ministers on January 4, 2010. This EU Strategy is based on four pillars. The first pillar is related to the official negotiation process, covering the chapters that are already opened or can be opened. The second pillar is related to the work that Turkey will carry out in all chapters irrespective of whether they are opened or politically blocked. The third pillar is related to political criteria, and the fourth pillar identifies the Republic’s communication strategy.

According to the Ministry of Interior Circular dated January 26, 2010 (No. 2010/6), EU Harmonization, Consultancy and Steering Committees have been established within 81 province governorship offices and within each of the 81 province governorships, one Deputy Governor has been appointed as the EU Focal Point.

The 2010-2014 Anti-Corruption Strategy (The Strategy on Enhancing Transparency and Strengthening the Fight against Corruption) entered into force upon its publication in the Official Gazette on February 22, 2010. Relevant bodies have been established to monitor the implementation of the strategy. Furthermore, an action plan was approved in April 2010 for its implementation. On June 24, 2011, the Financial Action Task Force (FATF), an inter-governmental global standard setting body responsible for developing and promoting policies to combat money laundering and terrorist financing (AML/CFT), identified Turkey among the jurisdictions that have strategic AML/CFT deficiencies. In 2012, Turkey has taken steps towards improving its AML/CFT regime (including its work on AML/CFT legislation) as well as Turkey’s high-level political commitment to work with the FATF to address its strategic AML/CFT deficiencies. For this purpose, a draft law addressing these deficiencies was sent to the Parliament. On February 16, 2013, the “Law on the Prevention of the Financing of

Terrorism” was enacted. Following the enactment of the Law on the Prevention of Financing of Terrorism, the implementing regulation thereof was entered into force upon its publication in the Official Gazette on May 31, 2013. After the new countering financing of terrorism legislation had come into force, the first Council of Ministers’ decision was rendered on September 30, 2013. This decision, which became effective on October 10, 2013 upon its publication in the Official Gazette, enabled Turkey to update its list of individuals and entities designated by the Sanctions Committees established pursuant to resolutions 1267(1999), 1989(2011) and 1988(2011) in accordance with those kept by these Committees.

Adopted initially by the Turkish Grand National Assembly in May 2010, the Constitutional Amendment Package, which amends more than 20 articles of the Constitution, was approved in a referendum held on September 12, 2010. As a result of the provisions contained in the Constitutional Amendment Package, human rights and fundamental freedoms have been expanded and the constitutional system was brought further in line with Turkey’s international obligations by providing for or strengthening constitutional guarantees for certain groups (women, children, the elderly, the disabled), broadening the freedom of organizations, and improving the judicial system.

In the Constitutional amendment package, utmost importance was given to the recommendations in the Accession Partnership Document and Progress Reports, while ensuring that the amendments were in line with the European Charter of Fundamental Rights, the European Convention on Human Rights, the jurisprudence of the European Court of Human Rights and the related documents of the Council of Europe. In addition, the amendments enabled Turkey to fulfill certain recommendations of different monitoring groups within the Council of Europe structure.

The majority of the amendments have made it possible to eliminate or alleviate several shortcomings identified in the decisions of the European Court of Human Rights and to comply with a range of recommendations and assessments, put forward either within the framework of the accession negotiations with the European Union or by the Commissioner for Human Rights of the Council of Europe, the Venice Commission, European Commission against Racism and Intolerance, Monitoring Committee of the Parliamentary Assembly of the Council of Europe, UN Committee on the Elimination of Discrimination against Women, UN Committee on the Elimination of Racial Discrimination and several other international monitoring mechanisms.

For instance, with the new provisions on the protection of children’s rights, Turkey’s laws would adapt to the requirements of the UN Convention on the Rights of the Child and the Convention of the Council of Europe on the Protection of Children against Sexual Exploitation and Sexual Abuse.

In respect to the charters of the International Labor Organization and the decisions of ECHR, the right to form labor unions and the right to conduct collective labor agreements, including the right to conduct collective bargaining for civil servants would be guaranteed.

An action plan covering the legislative changes required by the Constitutional Amendment Package was adopted by the Council of Ministers on September 27, 2010. The action plan includes new laws as well as amendments to existing laws and is currently being implemented. These include, among other things, the “Draft Law on the Establishment of an Ombudsman Institution”, “Draft Law on the Protection of Personal Data”, “Draft Law Amending the Law on Civil Servants’ Unions”, “Draft Law on Turkish Human Rights Institution”, “Draft Law on Fight against Discrimination” and “Draft Law on the Establishment of a Monitoring Committee for Law Enforcement Officers”. The “Law on the Ombudsman Institution”, “Amendment on the Law on Civil Servants’ Union” and “Law on Turkish Human Rights Institution” were enacted in 2012.

Turkey signed the Convention on Cybercrime of the Council of Europe on November 10, 2010. This Convention will be useful in better implementing the limitations on illegal Internet content since it streamlined current regulations and provided a sound framework regarding the use of Internet. The internal ratification process of the Convention has been initiated.

The EU General Affairs Council of December 14, 2010 praised Turkey’s commitment to the negotiation process and the progress achieved in the field of political reforms, particularly the Constitutional Amendment Package. Furthermore, while referring to Turkey’s active foreign policy, the role which Turkey and the EU can play together in this field is emphasized.

Referring to its status as a negotiating country in the Customs Union with the EU, Turkey has intensified its efforts for obtaining the right of visa-free travel in EU member states for Turkish citizens.

In January 11, 2011, the Assembly approved the new Turkish Code of Obligations (Law No. 6098). Law No. 6098 was published in the Official Gazette on February 4, 2011 (No. 27836). The new law includes, inter alia, several amendments that provide protection to individuals against unilaterally pre-prepared contracts, such as the introduction of a new concept, “General Transaction Conditions”, similar to the “Terms and Conditions”

concept commonly used, in foreign contracts. Additionally, in the case of any unforeseen, extraordinary events, which with respect to the debtor, leads to changes to the conditions that existed at the time of the execution of a contract, such debtor is entitled to apply to a court for modification of such contract.

In January 2011, the Assembly approved the new Turkish Code of Civil Procedure (Law No. 6100). Law No. 6100 was published in the Official Gazette on February 4, 2011 and became effective on October 1, 2011.

In January 2011, the Assembly approved the new Turkish Code of Commerce (Law No. 6102). Law No. 6102 was published in the Official Gazette on February 14, 2011 (No. 27846) and effective on July 1, 2012. Under the new Turkish Code of Commerce, among other things, companies will be required to prepare financial statements in accordance with International Financial Reporting Standards and the obligations of companies regarding public disclosures and corporate governance principles have been broadened to be in line with global standards. The new Code also allows the establishment of joint stock companies or limited liability companies with a single shareholder or partner. Legal entities could become board members, board meetings can be held in electronic media (with the use of online votes in General Assemblies now being allowed), and board resolutions can also be signed with electronic signatures. Types of mergers, conditions of withdrawal from partnerships, financial assistance to employees, spin-offs and conversions have also been acknowledged in the New TCC.

On June 28, 2011, the Ministry for EU Affairs was established which replaced the Secretariat-General for EU Affairs and Mr. Egemen Bağış was appointed as the Minister for EU Affairs and Chief Negotiator.

On September 26, 2011, The Council of Ministers approved the “Decree-Law on Organization and Duties of the Public Oversight, Accounting and Auditing Standards Authority” With the establishment of this Authority, the Turkish Accounting Standards Authority was abolished and as stated by the European Commission the relevant closing benchmark of the Company Law Chapter 6 was met. The Public Oversight, Accounting and Auditing Standards Authority has become the sole authority with the power to regulate accounting and auditing standards in Turkey. It has the authority to prepare and publish Turkish Accounting Standards in line with international standards, to ensure uniformity in implementation, necessary reliability and quality of independent auditing, to identify auditing standards, to authorize independent auditors and independent audit companies and supervise their audit activities and to ensure public oversight in the field of independent auditing.

Within the framework of Judicial Reform Strategy, the First and Second Judicial Reform Packages, which entered into force in 2011 with the aim of speeding up and carrying out the judicial services swiftly, efficiently and economically and tackling the backlog of cases, comprehensive legal arrangements were realized.

The top priority for Turkish people as well as for the Parliament is drafting a new constitution broadening democratic rights in terms of the relation between the individual and the state. Parliamentary Conciliation Committee, established with equal participation from all political parties that are represented in the Parliament, has undertaken the task of drafting the constitution as of May 2012.

Several improvements have been achieved in respect of the institutionalization of human rights. Within that context, new democratic institutions are established. The laws regarding Human Rights Institution of Turkey, undertaking a central role in terms of protection of human rights and the Ombudsman institution, bringing effective and swift solutions to the complaints stemming from administration are enacted as of June 2012. The Human Rights Institution is a public legal entity which has administrative and financial autonomy and has its own budget. The establishment of an Ombudsman system is a first in Turkey and one of the most important steps taken for accountability, fairness and transparency of the public administration. The Ombudsman Institution will improve the quality and effectiveness of public services, by addressing the complaints of citizens regarding public services in a fair and timely manner, free of charge.

Following the Constitutional changes that were adopted by the referendum held in September 2010, the right to individual petition to the Constitutional Court was introduced as of September 24, 2012. Accordingly, individuals may file a petition before the Constitutional Court for final actions and court decisions.

On July 2, 2012, the Turkish Parliament adopted new measures, known as the 3rd Judicial Reform Package, intended to improve the effectiveness of the judiciary. This package, among others, enables further protection of freedom of expression, freedom of press as well as fight against corruption. This Reform Package has made major contributions to increasing the effectiveness and speed of judicial services. Certain data on the implementation of the 3rd Judicial Package include: the number of persons for whom the decision of probation is given was 104,662 in 2010, 130,402 in 2011, and 197,400 as of December 2012.

On July 4, 2012, it was announced that a Memorandum of Understanding that lays the ground for continued cooperation in the field of central banking through regular dialogue at technical and policy level and possible staff exchanges was signed between the Central Bank of the Republic of Turkey and the European Central Bank.

With respect to trade union rights, the Parliament adopted two important pieces of legislation to ensure full trade union rights in line with the EU standards. With the amendment to the Law on Public Servants’ Trade Unions and Collective Agreement in April 2012, the right of collective agreement was extended to public servants and other public employees. The Law on Collective Labor Relations entered into force in October 2012.

The EU Commission publishes regular Progress Reports on Turkey prepared annually since 1998, as well as the Enlargement Strategy Paper which evaluate developments in all candidate and potential candidate countries.

The 2012 Progress Report on Turkey and the 2012-2013 Enlargement Strategy were published on October 10, 2012. The Report welcomes the successful launch of the Positive Agenda in May to support and to complement the accession negotiations through enhanced cooperation in a number of areas of joint interest: political reforms, alignment with EU law, dialogue on foreign policy, visa, mobility and migration, trade, energy, counter terrorism and participation in Community programmes. In the Report, the Council invites the Commission to take steps towards visa liberalization as a gradual and long-term perspective, in parallel with the signing of the Readmission Agreement between Turkey and the EU which was signed in June of 2012. It also underlines that Turkey should sign the Readmission Agreement to allow for a proper roadmap to be finalized. The Report welcomes the work on a new constitution and acknowledges that a democratic and participatory process was put in place. The report also underlines that the representatives of non-Muslim minorities were officially received by Parliament. In the Report, terrorist attacks by the PKK (a terrorist organization in Northern Iraq) were strongly condemned by the EU, yet it is stated that the Kurdish issue remains a key challenge for Turkey’s democracy. Moreover, the Report stresses that several important pieces of legislation were adopted, in particular laws on the protection of family and prevention of violence against women, probation, collective bargaining for civil servants, the Ombudsman Institution and the national human rights institution. Regarding economic criteria, Turkey’s performance is acknowledged in terms of both economic growth and employment generation. The Report highlights that the earlier fiscal consolidation and structural reforms which have been realized since 2001, have contributed to robust growth, the financial sector performed well, and banking assets values are about 100% of GDP. However, the Report criticizes that four years after the adoption of the Public Financial Management Law, some components are still missing in particular measures to enhance the accountability, efficiency and transparency of the budgeting process.

Turkey’s 2013 Progress Report and Enlargement Strategy Document was published by the EU Commission on October 16, 2013. The Report comprehensively describes the political reforms undertaken in Turkey during the last year. The report also emphasizes the Turkish Government’s determination regarding the continuation of democratization and political reforms and, in this context, refers to the Democratization Package published on September 30, 2013, as well as to the steps taken with regards to the judiciary reform and ongoing work on the new constitution. The Report states that the process in Turkey that aims to end armed terrorist attacks and the activities of the PKK constitutes a milestone and continues to indicate the EU’s support to this process. The Report also refers to Turkey’s active role in foreign policy.

On November 5, 2013, the EU opened negotiations on Chapter 22 - Regional Policy and Coordination of Structural Instruments. Chapter 22 aims to eliminate social and economic disparities both in and among Member States. The EU communicated to the Republic certain benchmarks that need to be met with respect to the Republic’s alignment with and implementation of the acquis communautaire, including among other things, the Republic must submit to the European Commission a capacity building plan for EU Cohesion Policy covering actions at national, regional and local levels and fulfill its obligation of the full non-discriminatory implementation of the Additional Protocol to the Association Agreement towards all Member States.

The opening of a new chapter in 2013 was a welcome step that created a new momentum in Turkey’s relations with the EU. The launch of the Visa Liberalisation Dialogue on December 16, 2013 also opened a new avenue in Turkey-EU relations. The Readmission Agreement was signed on the same day.

In December of 2013, Mr. Mevlüt Çavuşoğlu, previously President of the Parliamentary Assembly of the Council of Europe, became Minister for EU Affairs and Chief Negotiator.

The visit of Turkish Prime Minister to Brussels on January 21, 2014 was important in both confirming Turkey’s political will and providing its views to its interlocutors in the EU on a range of issues in a comprehensive way.

The European Commission has considered Turkey a functioning market economy in all its annual Progress Reports since 1998. The recent Progress Reports have highlighted the robust financial sector of the country and resilience of the Turkish economy with special emphasis on its sustained growth rate despite the difficult international economic environment, underlining the successful implementation of the economic stability program and the structural reforms carried out in basic sectors.

In December 2012, Turkey announced its EU Pre-Accession Economic Program for the 2013-2015 period (the “PEP”). The PEP was prepared on the basis of the Medium Term Program (MTP) for the 2013-2015 period.

The Turkish economy grew by 8.5% in 2011, 2.2% in 2012, and 4% in 2013. According to the MTP for the 2014-2016 period, Turkey’s economy is expected to have growth rates of 4% in 2014, 5% in 2015, and 5% in 2016. The year-end consumer price inflation rate was 10.45% in 2011, 6.2% in 2012, and 7.4% in 2013. Inflation target was set as 5% for 2014 and 5% for 2015. Turkey’s unemployment rates were recorded as 9.8% in 2011, and 10.1% in 2012. Unemployment rate stood at 9.7% in 2013. Unemployment rate is expected to stand at 8.8% and 8.7% in 2014 and 2015, respectively. Current account deficit/GDP ratio figures were 10% in 2011, 6.5% in 2012, and 7.1% in 2013. MTP forecasts the current account deficit/GDP ratio as 6.9% in 2014 and 6.5% in 2015.

With the Law on Mediation in Legal Disputes, published in the Official Gazette on June 22, 2012, a mediation system, through which the parties may freely address disputes arising from private law procedures, has been established. With this system, disputes can be resolved without recourse to a court, through a mediator chosen by the parties, also including foreign nationals.

The Capital Markets Law (No. 6362) entered into force on December 30, 2012. It includes regulations provisions required for the functioning and development of the capital market in a reliable, transparent, effective, stable, fair and competitive environment. The Law also aims to regulate and supervise the capital markets in order to safeguard the rights of investors.

On April 3, 2013, the Assembly approved a Draft Law (No. 443) “Including Changes on Law on Regulating Public Finance and Debt Management (Law No. 4749) and Some Decree Laws,” which was published in the Official Gazette on April 18, 2013.

The “4th Judicial Reform Package” which provides further improvements on freedom of expression and media entered into force on April 30, 2013. The main focus of the package is to amend the relevant legislation to eliminate the main reasons for judgments of violation by the European Court of Human Rights. It aims at addressing the shortcomings that are likely to result in violations of basic rights and freedoms safeguarded by the European Convention on Human Rights.

With respect to cultural rights, with the Decree of the Council of Ministers dated October 12, 2009, “Institute of Living Languages” was established in the Mardin Artuklu University. The Institute is composed of the Department of Kurdish Language and Culture, the Department of Arabic Language and Culture, the Department of Syriac Language and Culture and offers a master’s degree in the Kurdish Language and Culture and Syriac Language and Culture. The Kurdish Language and Literature Department was also established in the same university.

Within the framework of the new education system, an elective course on “living languages and dialects” (such as Kurdish, Circassian, etc.) is now available to students.

Furthermore, the post graduate program in the Department of Kurdish Language and Literature in Muş Alparslan University has started as of the 2012-2013 academic year. For the time being, 50 students are studying in this program to which more than 300 students applied. In the Department of Eastern Languages and Literatures in Tunceli University, Department of Zaza Language and Literature was established in 2011.

An extensive reform process is underway concerning dialogue with groups of different faiths and beliefs. The Parliamentary Conciliation Committee also invited community leaders of different faiths and beliefs for listening to their proposals and views on the new constitution.

In accordance with the judgment of the European Court of Human Rights on June 15, 2010, the Foundations Assembly decided unanimously that Büyükada Orphanage to be transferred to the Greek Orthodox Patriarchate. As a result, Büyükada Orphanage was transferred to the Patriarchate on November 29, 2010.

Religious ceremonies have been held every year since 2010 in Maçka, Trabzon, in the historical Sumela Monastery; and in the Surp Haç Armenian Church (Armenian Church of Akdamar on Lake Van). On May 28, 2011, a religious ceremony was organized in Alaçatı, İzmir at the Pazar Yeri Mosque, which used to be a church 90 years ago. On October 22, 2011, after a successful restoration, a religious ceremony was held in the Surp Giragos (Armenian Orthodox Church at Diyarbakır) which is one of the largest churches in the region. The first religious ceremony after 89 years was held in April of 2013 in Aya Yorgi Church in Alanya.

As a result of the 1923 population exchange between Turkey and Greece, ownership of Greek Orthodox Churches and Mosques in Anatolia (with the exception of İstanbul, Gökçeada and Bozcaada) were transferred to the relevant Turkish authorities, as the native population had to leave for Greece. The same applies for Mosques in Greece. The ownership of Greek Orthodox churches/monasteries located in the areas which were subjected to the population exchange of 1923, were transferred to the Turkish authorities in accordance with the Lausanne Peace Treaty due to the absence of local Orthodox communities. In the same vein, mosques in Greece were transferred to relevant Greek authorities.

The members of the Council of Ministers and government officials have continuously been holding meetings with the representatives of religious communities to address their problems. On February 14, 2012, the Minister for EU Affairs met with more than 300 representatives of civil society organizations representing different faith groups.

With respect to property rights, an important step was taken to resolve a long-standing issue regarding the immovable properties of minority foundations by the amendment of Law on Foundations in August 2011 and its Implementing By-Law dated October 1, 2011. These amendments have paved the way for the return of the immovable properties of minority foundations. 116 community foundations have applied to the Directorate General of the Foundations regarding the registration of 1560 immovable properties in the context of the By-Law. The Foundations Assembly has already decided for the return of 318 immovable properties, and the compensation for 21 immovable properties as of June 2014. The evaluation process for the applications is ongoing.

The Izmir Jewish Community under the name of “Izmir Jewish Community Foundation”, Armenian Surp Haç Tıbrevank School under the name of “Armenian Surp Haç Tıbrevank School Foundation” and Beyoğlu Greek High School for Girls under the name of “Beyoğlu Greek High School for Girls Foundation” have gained foundation status in accordance with the Decision of the Foundations Council affiliated to the Directorate General for Foundations.

The Democratization Package announced by Prime Minister Erdoğan on September 30, 2013 proposed comprehensive reforms for further improvement and enjoyment of a wide-spectrum of civil and political rights. The package includes: allowing political discourse in languages and dialects other than Turkish, facilitation of local organization of political parties, enabling education in languages and dialects other than Turkish in private schools, lifting restrictions on renaming villages and the use of letters Q, X, W, ending the ban on women wearing headscarves in public service, enacting a comprehensive anti-discrimination legislation and establishing Anti-Discrimination Commission as well as ensuring that a bigotry motive is taken into account as an aggravating circumstance in criminal proceedings.

In addition, as a part of the Democratization Package, the Council of the Directorate General of the Foundations unanimously approved to return the property of Mor Gabriel Monastery to the Monastery Foundation on October 7, 2013.

TURKEY-UNITED STATES RELATIONS

Turkey and the United States have been close allies and partners for more than fifty years. During the Cold War, the security aspect of the relationship became more pronounced, particularly following the Truman Doctrine and Turkey’s membership in NATO. In the ensuing post Cold War era, relations between Turkey and the US have been diversified and further enhanced in the pursuit of common interests based on shared values such as democracy, the rule of law and respect for human rights as well as the desire to promote peace, stability and prosperity around the globe.

Today, Turkey and the US cooperate on a wide range of issues affecting the Middle East, North Africa, the Balkans, the Caucasus, the Eastern Mediterranean, Central and South Asia as well as on critically important issues, such as the fight against terrorism, energy supply security, nuclear non-proliferation and global economic developments.

US Secretary of State Hillary Clinton’s visit to Turkey in March 2009, followed by the first official bilateral overseas trip of US President Obama to Turkey in April 2009 and the visits of Prime Minister Erdoğan to Washington, D.C. in December 2009 and in May 2013 brought about a fresh impetus to Turkey-US relations. These high level visits reaffirmed that Turkey and the US share a common set of foreign policy priorities and that they have the common will to strengthen their cooperation with a view to addressing the challenges of the 21st century. During his visit, President Obama defined Turkish-US relations as a “Model Partnership”. This term reflects the unique character and comprehensive nature of Turkey-US relations. It defines the relationship between a global power and a regional power which also has the capacity to contribute positively to global affairs.

Major international issues which face both Turkey and the US are overlapping and Turkey-US cooperation makes a significant contribution to the efforts aimed at achieving global and regional peace, stability and prosperity.

Recent developments in the Middle East and North Africa once again highlighted the relevance of Turkish-US cooperation. Turkey and the US have been consulting frequently to exchange views on issues of common concern.

President Gül visited the US to attend the NATO Chicago Summit in May 2012. Former Secretary of State Clinton paid a visit to Turkey in June 2012 within the framework of the 2nd Coordination Committee meeting of the Global Counter Terrorism Forum. She also paid a working visit to Turkey on August 11, 2012. These high level visits proved to be important steps in highlighting the relevance of Turkish-US relations against the backdrop of significant developments surrounding Turkey’s region.

High level visits and regular contacts between Turkey and the US during the course of 2013 included the visits of, Secretary of State Kerry, Foreign Minister Davutoğlu and other Ministers as well as visits of Congressional delegations.

On June 11, 2012, the United States issued a waiver to Turkey from its Iran-related sanctions, effective as of June 28, 2012, for a period of six months. The U.S. State Department said that Turkey, among other countries, had sufficiently reduced its purchases of Iranian oil to be awarded the waiver. The waiver was renewed for a further six months on December 7, 2012.

The US is one of the major trade partners of Turkey. The trade volume with the US in 2013 was U.S.$18.2 billion.

In the last decade (2002-2012) the US companies have invested U.S.$8.4 billion in Turkey and now stands as the third largest investor in Turkey behind the Netherlands and Austria. The US investments surpassed U.S.$344 million in 2013. Currently, the US ranks third in FDI flows into Turkey (2002-2012).

Turkey is also designated by the US as one of the 6 preferential markets (Colombia, Indonesia, Vietnam, Saudi Arabia, South Africa and Turkey) in the world.

The Turkish Airlines operates between Istanbul and six American metropolitan areas (New York, Washington D.C., Chicago, Los Angeles, Houston and Boston) which reinforces the connection and expands cooperation among business circles.

During Prime Minister Erdoğan’s visit to Washington in December 2009, a mechanism called “Framework for Strategic Economic and Commercial Cooperation” (FSECC) was launched with a view to bringing economic, trade and investment relations to a level proportionate with political and security relations between the two countries. Deputy Prime Minister Ali Babacan and Economy Minister Zafer Çağlayan were entrusted with a mandate to coordinate bilateral endeavors for enhancing the economic interaction and commercial ties between Turkey and the US. The first Ministerial meeting of FSECC was held in Washington, D.C. on October 19, 2010. The second meeting of FSECC was held in Ankara on June 26, 2012. The third meeting was held in Washington, D.C. on May 14, 2014. Deputy Prime Minister Ali Babacan and Minister of Economy Nihat Zeybekci (representing Turkey) and U.S. Secretary of Commerce Penny Pritzker and US Trade Representative Ambassador Michael Froman (representing the US) co-chaired the meeting.

The Economic Partnership Commission (EPC) which is one of the major existing mechanisms in Turkey-US economic cooperation is being held twice a year as of 2011. EPC held its ninth meeting in Washington D.C. on November 28, 2012 and the most recent meeting on May 23, 2013 in Ankara. The ninth and most recent meeting of the Trade and Investment Framework Agreement Council (TIFA) was organized in Washington D.C. on February 21-22, 2013. The “Business Council” (BC) which was established under the auspices of the FSECC held its first meeting in Istanbul on September 19, 2011 and the second meeting in Washington, D.C. on June 3, 2013.

The Agreement on Scientific and Technological Cooperation between Turkey and the US was signed in Washington, D.C. on October 20, 2010.

BALKANS

Turkey’s policy towards the Balkans is guided by the principles of “regional ownership” and “all-inclusiveness” and is based on four main pillars: security for all, high level political dialogue, economic interdependence and preservation of the multi-ethnic, multi-cultural and multi-religious social fabric of the region. In addition to having a common history and shared values, the Republic has a joint vision with the Balkan countries based on common goals and integration with European and Euro-Atlantic institutions.

Apart from political support, Turkey also provides assistance to the countries of the region in various areas including economy, culture, education, military and security through its relevant public institutions, municipalities, NGO’s and universities.

Turkey has played a leading role in launching major initiatives such as the South-Eastern European Cooperation Process (SEECP), the only major initiative starting from within the region, and the Multinational Peace Force Southeast Europe (MPFSEE)/South-eastern Europe Brigade (SEEBRIG). Turkey also plays an active role in the South-eastern Europe Defense Ministerial (SEDM) process. Turkey continues to be active within the Southeast European Law Enforcement Center (SELEC) as well.

Turkey intensified its efforts towards the Balkans beginning from the second half of 2009. In addition to successfully holding the Chairmanship in the Office of the SEECP for the term 2009-2010, Turkey established trilateral consultation mechanisms with Bosnia-Herzegovina and Serbia on the one hand, and Bosnia-Herzegovina and Croatia on the other. These cooperation mechanisms aim to enhance peace, stability and prosperity in Bosnia and Herzegovina and transform the Balkans to a more stable region.

On April 24, 2010, the first “Trilateral Balkan Summit” was held in İstanbul with the participation of the Heads of State of Turkey, Bosnia and Herzegovina and Serbia. The second meeting of the “Trilateral Balkan Summit” was held in Karadjordjevo, Serbia on April 26, 2011. The third “Trilateral Balkan Summit” was held in Ankara on May 14 and 15, 2013. At the summit, “Ankara Summit Declaration” was adopted and the Ministers of Economy of Turkey, Bosnia-Herzegovina and Serbia met on May 14, 2013 and established “Trilateral Trade Committee”.

The Trilateral Summits bring the parties together to engage in joint projects intended to strengthen the dialogue and contribute to the regional peace, stability and cooperation.

TURKISH-GREEK RELATIONS

Following the dialogue and cooperation process initiated between Turkey and Greece in 1999, a more constructive understanding has begun to define the terms of bilateral relations which were problematic in past decades. The conclusion of 35 bilateral agreements/protocols/MoUs in various fields such as trade, tourism, environment, culture, energy, transportation and security-related matters has contributed towards cooperation on issues of common interest. During this process, 29 Confidence Building Measures (CBM) have been adopted. Since 2009, Turkey and Greece have furthered their efforts in order to improve bilateral relations.

During Prime Minister Erdoğan’s Athens visit on May 14-15, 2010, the High Level Cooperation Council (HLCC) held its first meeting and 22 documents were concluded in various fields. The second HLCC meeting was held in İstanbul on March 3-4, 2013, during which 25 documents were signed.

The establishment of this mechanism signals the beginning of a more structured and institutionalized phase in Turkish-Greek relations, which will enable Turkey and Greece to upgrade the level of relations from rapprochement to partnership. The HLCC model in essence aims to bring together all relevant Ministers from both countries in the form of a joint cabinet meeting in order to raise their issues and develop a joint vision under the guidance of the two Prime Ministers. The third HLCC meeting will be held in Greece in the autumn of 2014.

Three foreign ministerial-level visits were held between the two countries in 2013. The Greek Foreign Minister Avramopoulos visited Ankara on February 22, 2013. During his first month in office following his appointment as Foreign Minister, the Greek Deputy Prime Minister and Foreign Minister Venizelos visited Ankara on July 19, 2013. Foreign Minister Davutoğlu visited Athens on December 13, 2013.

In the meantime, established mechanisms work smoothly. By the end of 2013, 55 rounds of Exploratory Talks were held. Political consultations were held in May and October of 2013.

The mutual desire to bridge differences through dialogue and promote cooperation in the better interest of both countries has also reflected positively on other dimensions of bilateral relations, such as trade and tourism. The bilateral trade volume between Turkey and Greece had reached U.S.$3.57 billion in 2008. Although the trade volume fell to U.S.$2.76 billion in 2009 due to the impact of the global economic crisis, it displayed an upward trend in 2010 and amounted to U.S.$3 billion. Despite the deepening economic crisis in Greece, the trade volume has exceeded U.S.$4.0 billion. The bilateral trade volume has reached U.S.$4.9 billion in 2012. In 2013, it reached a record level of U.S.$5.7 billion, with a surplus of U.S.$2.7 billion in Greece’s favor. Turkey has become the number one trade partner of Greece. Both sides are working tirelessly to meet the U.S.$10 billion target set by the Prime Ministers at the second HLCC meeting in May 2013 in İstanbul.

As the largest Turkish investment in Greece, the Athens and Komotini branches of Turkish Ziraat Bank were officially inaugurated in February 2009. The Bank opened also branches in Xanthi and Rhodes in October 2010 and October 2011, respectively. Turkish companies were mostly interested in investing in the tourism sector in Greece. The amount of Greek foreign direct investment in Turkey, with the banking sector taking the lead, soared to approximately U.S.$6.7 billion by the end of 2013, while the number of Greek companies in Turkey reached 591. In 2013, Turkey was the destination of choice for more than 700,000 Greek tourists. According to the Greek National Statistics Agency, Turkish tourists visiting Greece in 2013 reached 831,000. These figures mark the continuing upward trend in tourism. As a result of the benevolent climate between the two countries, increasing numbers of Greek pilots and academicians are now working in Turkey. A number of Greek citizens have started their own businesses in Turkey. There are opportunities to enhance this cooperation in the health sector as well.

Energy has also proven to be a promising area of cooperation between the two countries. For example, the inauguration of the natural gas interconnector was held on November 18, 2007 at Ipsala on the Turkish-Greek border with the participation of the Prime Ministers of Turkey and Greece. This endeavor is of strategic significance for both countries as well as European markets, as it will provide the latter with an alternate secure energy transit route. The uninterrupted flow of natural gas from the Caspian Basin to the heart of Europe will be ensured with the extension of the present pipeline to Italy. The Baku-Tbilisi-Erzurum (BTE) Natural Gas Pipeline connection with the Turkey-Greece Interconnector is the very first alternate route to provide Europe with natural gas from the Caspian Basin.

The Southern Gas Corridor projects are key activities for the future delivery of natural gas primarily from Azerbaijan and Turkmenistan. Turkey and Azerbaijan reached an agreement concerning the sale and purchase of 6 bcm and the transit through Turkey to European markets of 10 bcm of Shah Deniz Phase 2 natural gas. The Intergovernmental Agreement and Host Government Agreement regarding development of the standalone pipeline (Trans Anatolian Pipeline, “TANAP) project, were signed by Turkey and Azerbaijan on June 26, 2012 in Istanbul. Constituting the backbone of the Southern Gas Corridor, TANAP will not be restricted to Shah Deniz gas and also aims to transport gas to be produced in other Azeri fields and from Turkmenistan. At the end of June 2013, the Shah Deniz Consortium opted for the Trans-Adriatic Pipeline (TAP) project, as the continuation of TANAP.

The Shah Deniz Consortium also announced that they have made the final investment decision for the Shah Deniz Phase 2 and an official signing ceremony was held on December 17, 2013 in Baku for the final investment decision.

Turkish and Greek Foreign Ministers agreed to launch cross-visits of Turkish Cypriot and Greek Cypriot negotiators to Athens and Ankara respectively, during their meeting in New York in September 2013 (the first round of visits took place on February 27, 2014).

Turkey hopes that this trend in bilateral relations will continue in the period ahead, with a partnership spirit resulting in a climate of habitual cooperation beneficial to both countries.

CYPRUS

Turkey supports the UN Secretary General’s good offices mission, with a view to finding a just and lasting comprehensive settlement to the Cyprus problem, based on the long established UN parameters such as bi-zonality, political equality, equal status of the two constituent states and a settlement which will bring about a new partnership state. Turkey has openly declared its full support for a political settlement in the Island.

Cyprus is the home of two politically equal parties: Turkish Cypriots and Greek Cypriots who are two distinct peoples with different religions, cultures and ethnicities. The bitter past of ethnic conflict in Cyprus dictates that lasting peace can only be achieved through a viable equal partnership.

In 1963 the Greek Cypriots expelled Turkish Cypriots from the partnership state organs and institutions as well as from their homes, in violation of the Treaties of 1960. A UN peacekeeping operation began in 1964 and has been going on since then.

From 1963 to 1974 the Turkish Cypriots continued their existence in isolated enclaves corresponding to 3% of the Island, under frequent attacks organized by the Greek Cypriot side. When this culminated with a coup d’état in 1974, which was aimed at annexing the Cyprus island with Greece, Turkey as a guarantor power was left with no other option but to exercise its Treaty rights.

In the past forty years of the UN negotiation process, the Turkish Cypriots have always supported a just, lasting and comprehensive settlement of the Cyprus issue on the basis of negotiations between the two peoples of the Island, under the auspices of the UN Secretary-General’s Good Offices mission. However, the Greek Cypriots rejected the 1985-86 Draft Framework Agreement, the UN sponsored Set of Ideas of 1992, and the package of Confidence Building Measures of 1994.

The political resolve demonstrated by the Turkish side for a settlement paved the way for a renewed initiative by the former UN Secretary General Mr. Kofi Annan in January 2004 for the resumption of negotiations between the parties on the Island with a view to reaching a comprehensive settlement in this long pending issue.

The UN Comprehensive Settlement Plan (the Annan Plan), which was freely negotiated at every stage by the two sides, constituted a culmination of the UN parameters and represented a carefully balanced compromise.

The Plan was submitted to simultaneous separate referenda in the North and South of Cyprus on April 24, 2004. Turkish Cypriots accepted the Annan Plan with the encouragement of Turkey. However, the Greek Cypriots rejected the Plan with a ‘No’ vote of 76%.

Turkey as a guarantor power has given its full support to the constructive efforts of the Turkish Cypriots in the UN negotiating process for the establishment of a new partnership in Cyprus that will emerge following the comprehensive settlement which will bring peace and stability to the Eastern Mediterranean. The parameters of a settlement have been established throughout decades-long UN negotiations and culminated in the UN Comprehensive Settlement Plan of 2004. These negotiations have provided the necessary material for the achievement of the settlement on which a new state of affairs can be created in Cyprus and guaranteed according to the 1960 Treaties.

On April 18, 2010, Mr. Derviş Eroğlu was elected as the new president of the Turkish Republic of Northern Cyprus (the “TRNC”) .The new TRNC President Mr. Eroğlu committed to continue the negotiations being conducted by President Mr. Talat and Mr. Christofias where they had been left off. President Eroğlu confirmed his stance in his letter to the UN Secretary General (UNSG) on April 23, 2010 clarifying once more and in detail that the Turkish Cypriots were in full cooperation with the UN.

The negotiations resumed on May 26, 2010, between the Turkish Cypriots and Greek Cypriots. The UN Secretary General (UNSG) set the end of 2010 as the target date for reaching a conclusion in his report dated May 11, 2010. The UNSG also expressed in his report that a solution was within reach but more time was needed to reach a settlement, emphasizing his determination to closely monitor the process ahead and make an assessment of the situation in a good offices mission report in November. The Turkish Cypriots expressed their commitment to UNSG’s settlement target and took many initiatives, including making constructive proposals throughout the process. The UNSG, in his report issued on November 24, 2010, noted that the Turkish Cypriots put forward fresh initiatives.

The two leaders and the UNSG came together in tripartite meetings on November 18, 2010 in New York, on January 26, 2011 and July 7, 2011 in Geneva, and on October 30-31 2011 and January 23-24, 2012 in Greentree, New York. During these meetings and going forward Turkish Cypriot side has maintained their constructive and result-oriented approach.

On September 24, 2011, President Eroğlu put forth a constructive proposal to the UN Secretary-General with the purpose of resolving the crisis between Turkey and Greece. The proposal was officially submitted to the Greek Cypriot side through the UN on September 30, 2011. President Eroğlu proposed a mutual and simultaneous suspension of all activities related to the hydrocarbon reserves off the coast of Cyprus. If the Greek Cypriot side were not willing to accept such a suspension, as an alternative, President Eroğlu suggested that an ad-hoc committee be formed with the participation of the two sides and the UN to obtain the written mutual consent of the two sides and to determine their relevant shares, whereby the revenue shall be used to finance the implementation of the provisions of an eventual comprehensive settlement. The Greek Cypriot side returned the proposal to the Turkish Cypriot side through the UN without further comment on October 4, 2011.

On May 11, 2012, the Greek Cypriots announced the bids for a “tender.” Five concession blocks in this “tender” overlap with Turkey’s continental shelf areas. Turkey will not allow foreign oil companies to conduct unauthorized oil/natural gas exploration and exploitation activities in these overlapping areas and will take all necessary measures to protect the country’s rights and interests in the maritime areas falling within her continental shelf.

President Eroğlu made a new proposal to the UN Secretary-General on September 29, 2012 in New York calling for the establishment of a technical committee for confidence building measures. In this proposal, Mr. Eroğlu also proposed to have the hydrocarbon resources transported through a pipeline via Turkey.

In the four years of the last UN negotiating process between 2008 and 2012, the Turkish Cypriots conducted the negotiations in a dynamic manner, with constructive proposals in the framework of the established UN parameters pursuant to the UN Comprehensive Settlement Plan of 2004, which have been confirmed by the UN. Turkey’s expectation during this period was that this positive stance of the Turkish Cypriot people would be reciprocated by the Greek Cypriots and supported by the international community. Unfortunately, this last round of negotiations between 2008 and 2012 failed to produce a result.

The election of Mr. Anastasiades as the new Greek Cypriot leader in February 2013, raised hopes in the international community for an early comprehensive settlement. After the second round of the Greek Cypriot elections held on February 24, 2013, President Eroğlu called the newly elected Greek Cypriot leader Mr. Anastasiades on February 25, 2013 to congratulate him and also sent him a letter on March 1, 2013, expressing that an early meeting between them would be instrumental in helping to understand where Mr. Anastasiades stood on the terms of a negotiated settlement both in procedure and substance. The first meeting of the two leaders, which took place on May 30, 2013, was purely social.

At the end of April 2013, UNSG’s Special Advisor Mr. Downer shared a paper with the two sides on the convergences reached in the 2008-2012 process, mainly to see where Mr. Anastasiades stood on the terms of a settlement. The Turkish Cypriot side confirmed its commitment to these convergences, underlining that they maintained their positions in the last process. In the absence of a Greek Cypriot reaction, President Eroğlu sent a letter to Mr. Anastasiades on August 15, 2013, asking him to clarify his position to avoid any unnecessary debate over the basis, framework and goal of the talks. In response, Mr. Anastasiades requested to start the negotiations with a pre-prepared joint statement that would be issued at the first leaders’ meeting.

The joint statement, turned into a negotiation in itself taking almost a year to complete. However, on February 11, 2014President Eroğlu and Mr. Anastasiades finally met to resume the comprehensive settlement negotiations. Turkey fully and actively supports the ongoing UN negotiations for a comprehensive settlement on the Island with the aim of establishing a new bi-communal, bi-zonal federation, based on political equality between the Turkish and Greek Cypriots, with a federal government and two constituent states of equal status, as reflected in the leaders’ joint statement of February 11, 2014.

The Turkish Cypriots accepted the UN Comprehensive Settlement Plan in 2004. In that regard, Turkey believes that the UN Security Council should heed the call made by the UN Secretary-General in his Report of May 28, 2004 towards putting an end to the isolation of the Turkish Cypriots. In his report, the UNSG noted that there is no Security Council resolution which imposes restrictions on the Turkish Cypriots and also called on members of the Security Council to encourage to all States to eliminate unnecessary restrictions and barriers that isolate the Turkish Cypriots and impede their development. While the European Council decided on April 26, 2004, to end the isolation of the Turkish Cypriots with no conditions, this decision has not yet been implemented. This situation is discouraging, particularly with respect to the ongoing UN negotiations. In line with the UNSG’s call, the international community should call for the isolation to end, thus also contributing to the settlement aim.

IRAQ

Iraq’s recent history is full of wars, military invasions and sanctions which have had regional and global repercussions. The continuing violence and civil unrest in Iraq has negatively impacted its neighboring countries, including Turkey, which have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures.

Turkey has strongly supported Iraq’s stability, political unity and territorial integrity and made great efforts in helping Iraq to become a democratic, stable and prosperous country at peace with its own people and its neighbors. Turkey also attaches utmost importance to embracing all segments of the Iraqi society and reaching out to every part of Iraq. To this end, Turkey launched in 2003 “Iraq’s Neighboring Countries Process”, a regional initiative that played an important role in coordinating stabilization efforts of Iraq’s neighbors as well as various other countries and international organizations until 2008.

Turkey has also actively supported national reconciliation efforts in Iraq. Through reaching out to all segments of the Iraqi society and preserving its impartial stance towards all Iraqi political groups, Turkey encouraged national reconciliation through dialogue and contributed to the successful conclusion of the government formation process after the general elections in March 2010.

Turkey also works towards integrating Iraq into the global economy and international energy markets. With this understanding, Turkey co-sponsored the UN Security Council resolutions 1956, 1957 and 1958 concerning the termination of UN-supervised arrangements for the Development Fund for Iraq and the residual activities of the Oil-for-Food Program as well as the lifting sanctions towards Iraq which were adopted at the Security Council High-Level Event on December 15, 2010.

Turkey’s relations with Iraq have been steadily developing in many fields. The Turkey-Iraq High Level Strategic Cooperation Council, established in 2008, provides the necessary legal framework to further increase bilateral cooperation between the two countries in a more structured fashion. The purpose of this High Level Strategic Cooperation Council is to achieve full economic integration between the two countries through joint projects in areas such as trade, energy, agriculture, security, health and water.

The first ministerial meeting of The High Level Strategic Cooperation Council was held in Istanbul on September 17-18, 2009, which was followed by Prime Minister Erdoğan’s visit to Baghdad in October 2009 to co-chair the first meeting of the Council. During this visit, Prime Minister Erdoğan was accompanied by nine Ministers from Turkey. On the margins of this historic visit, the parties signed 48 Memoranda of Understanding aimed at increasing cooperation between the two countries on a wide range of issues. The High Level Strategic Cooperation Council presents a unique model of cooperation for promoting economic prosperity and integration in Turkey’s region.

Energy cooperation is an important aspect of bilateral relations. In cooperation with the Iraqi Government, Turkey wishes to export a significant part of Iraq’s oil and gas reserves to international markets through its territory. Turkey also promotes the swift adoption of the hydrocarbon and revenue sharing legislations by the Iraqi Parliament.

The Consulate General of Turkey in Basra was inaugurated in March 2009, in order to further the existing relations on energy, trade and also to support the development of Iraq. The visit of Minister of Energy and Natural Resources of the Republic of Turkey, Taner Yıldız to Baghdad and Erbil in December 2013 provided Turkey an opportunity to discuss issues regarding energy cooperation.

By the end of 2012, the amount of Turkish exports to Iraq reached nearly U.S.$11 billion. Turkish companies also play a crucial role in Iraq’s reconstruction and development.

In recent years Turkey has also significantly improved its relations with the Kurdish Regional Government (KRG) in Iraq. Turkish businessmen, contractors and workers have made crucial contributions to the prosperity and welfare in northern Iraq. The Turkish Consulate General in Erbil opened in March 2010. Frequent high-level visits have been carried out between Turkey and the KRG. Another important factor in Turkish-Iraqi relations is the presence of the PKK, a terrorist organization in northern Iraq. Turkey believes that the PKK constitutes a threat not only to Turkey and its people but also to the security and stability of Iraq, as well as the region at large. In this regard, having initiated a process to terminate the terrorist activities of the PKK, Turkey, seeks more resolute support and enhanced cooperation from the Iraqi authorities in removing the presence of this terrorist organization in northern Iraq. Turkey expects the Iraqi authorities, including the KRG, to take decisive and result-oriented measures to stop the activities of the PKK on Iraqi territory.

In December 2011 the US forces completed their withdrawal from Iraq. Almost simultaneously, the country fell into a political crisis which has not yet subsided. The security situation remains fragile. Lack of trust among the government partners, sectarian politics, spillover effects of the Syrian crisis and, most importantly, the reluctance to address power and revenue sharing concerns seem to lie at the heart of the present political deadlock in Iraq.

A number of high-level visits were also made in 2013. The Speaker of the Iraqi House of Representatives Usama Nujaifi has paid numerous visits to Turkey. The Chairman of the Foreign Affairs Committee of the Turkish Grand National Assembly (TGNA) Volkan Bozkır visited Baghdad in October 2013. In November 2013, Foreign Minister Davutoğlu visited Baghdad, Najaf, Kerbala, Iraqi Foreign Minister Zebari visited Turkey and the Speaker of the Turkish Grand National Assembly (TGNA) Cemil Çiçek paid an official visit to Baghdad. The Minister of Energy and Natural Resources, Taner Yıldız visited Baghdad and Erbil in December 2013.

The overall security situation has deteriorated since December 2013. Attacks by the Islamic State of Iraq and Levant (ISIL) have spread to the north and western parts of Iraq, further destabilizing the country. As a result, the number of internally displaced persons increased by the end of 2013. Due to dysfunctional government and lack of inclusive policies, public support to government has plunged, sectarian and ethnic based tensions have soared. Turkey hopes that the Iraqi leaders to resolve the outstanding political issues through democratic and constitutional means, to ensure an equitable power and revenue sharing, while embracing all segments of the Iraqi society without ethnic or religious discrimination.

IRAN

Iran is Turkey’s neighbor, located at the confluence of the Middle East, South Asia and the Caucasus. Developments with regard to Iran are of direct consequence to Turkey. Turkey has continually sought to engage Iran in helping stabilize this volatile region. Therefore, Turkey’s relationship with Iran is an asset not only for Turkey but also for the wider international community.

Given the already volatile and unstable situation in this region, Turkey believes that only negotiated and cooperative solutions can provide lasting arrangements for issues that are of regional and global concern. Turkey, therefore, actively supports the resolution of the Iranian nuclear issue through dialogue and diplomacy. With this understanding, Turkey believes that the Joint Plan of Action concluded between Iran and P5+1 in 2013, constitutes the first tangible development in this regard.

NON-PROLIFERATION AND DISARMAMENT

Turkey’s security policies exclude the production and use of all kinds of weapons of mass destruction (WMD). Party to all international non-proliferation instruments and export control regimes, Turkey supports the universal use of such measures, as well as effective implementation in good faith and consistency. With a view to fulfilling the provisions of these instruments and arrangements, Turkey has an enhanced system of export controls systems in line with the standards of the European Union.

Turkey pursues a comprehensive and integrated policy in its region. Due to its proximity to areas of internal and regional strife, Turkey also closely monitors developments in its region and takes part in collective efforts aimed at containing and reversing alarming trends. In this respect, Turkey supports all efforts towards the establishment of an effectively verifiable zone free of WMD and their means of delivery in the Middle East, as an important confidence building measure that would contribute to the peace, security and stability in the region.

MIDDLE EAST AND NORTHERN AFRICA

During 2010 several high level bilateral visits took place between Turkey and Syria. The Syrian President paid two visits to Turkey on May 8-9 and on June 7. Prime Minister Erdoğan visited Syria on October 11, 2010. A Quadripartite High Level Strategic Cooperation Council (HLSCC) was also established among Turkey, Syria, Jordan and Lebanon in Istanbul in June 2010 with a view to creating a zone of free movement of goods and easing travel among its citizens to these areas.

A second Ministerial Meeting of the HLSCC was held in Lattakia in October 2010 with the participation of 12 Ministers from the Turkish Cabinet. The Ministers assessed the ratification processes and the implementation of the agreements which were previously signed. Another meeting of HLSCC at the Prime Ministers level took place in Ankara at the end of the year. Eleven new documents were signed and consensus was reached on various joint investment projects. During this period, Turkey urged the Syrian Administration to engage in reforms which would meet the needs of the Syrian people.

Turkey invested both time and money in its relations with Syria in the last ten years. The thriving relations between Turkey and Syria contributed positively to bilateral trade, investment and tourism until the crisis which has engulfed Syria following the start of mass protests in March 2011.

In March 2011 the Syrian people staged peaceful demonstrations, demanding democracy, freedom, human rights and the rule of law. However, the regime responded to these demonstrations with force and gradually started to use lethal force and killed demonstrators. In the following weeks and months, they continued their policy to suppress the peaceful protests by using heavy weapons, tanks, fighter aircraft and ballistic missiles.

In view of these developments, on November 30, 2011, the Minister of Foreign Affairs Ahmet Davutoğlu announced measures vis-à-vis the Syrian Administration, in close consultation with the Arab League, in an effort to curtail the capacity of the Syrian administration to commit acts of violence against its citizens. The measures adopted include, among others, (i) suspending the High Level Strategic Cooperation Council mechanism until a democratic administration comes to power, (ii) imposing travel ban and asset-freeze measures against some members of the Syrian leadership who have been reportedly involved in incidents where excessive violence and illegal methods were used against civilians, (iii) freezing the financial assets of the Syrian Government in Turkey and (iv) ceasing transactions with the Syrian Central Bank. On May 30, 2012, after the violence committed by the Syrian security forces in the town of Houla, pursuant to Article 9 of the Vienna Convention on Diplomatic Relations, Turkey, as the host country, requested that the Syrian Chargé d’Affaires in Ankara and all other diplomatic personnel of the Embassy to leave the country.

The situation in Syria deteriorated further in 2012 and 2013. By the end of 2013, the number of Syrians who sought refuge in neighboring countries surpassed 2 million. The death toll reached 130,000. The number of those in need of assistance inside Syria rose to 9.3 million. Over the course of 2013, the regime continued its indiscriminate attacks against innocent civilians and escalated further its campaign of violence through the continued use of heavy bombardment (ballistic missiles, barrel bombs) as well as chemical weapons.

On December 4, 2012, NATO approved the deployment of six Patriot anti-missile batteries on Turkey’s border with Syria, which will be used to protect the Turkish border. The six battery units were operational as of February 15, 2013.

On September 16, 2013, a Turkish fighter jet shot down a Syrian military helicopter after it entered Turkish airspace and failed to respond to repeated warnings to return to Syria. On March 23, 2014, another Turkish fighter jet shot down a Syrian jet plane for violating Turkish air space in an effort to demonstrate its resolution towards its rules of engagement and determination to protect its borders.

In line with its humanitarian approach Turkey continues to pursue its open-door policy without any discrimination. The number of the Syrians residing in Turkey exceeded 600,000 out of whom 210,000 were accommodated in 21 camps by the end of 2013. The Turkish Government has spent over U.S.$2 billion in an effort to further these humanitarian efforts.

As a response to the shattering infrastructure and lack of services within Syria, Turkey mobilized its means to alleviate the suffering of the Syrian people through on-the-ground humanitarian assistance in conformity with international legitimacy and humanitarian principles. The total value of the aid channeled to Syria through zero point operations was in the range of U.S.$200 million.

The ongoing escalation of the regime’s aggression as well as the growing presence of extremist and terror elements (supported by the regime, particularly in the northern parts of Syria) constitutes a deep and increasing concern for Turkey’s national security.

In light of its deep-rooted historical, cultural and kinship ties with the Syrian people, Turkey continues its efforts in cooperation with its regional and international partners in order to bring an immediate end to the violence in Syria and to initiate a political transition process in line with the legitimate demands of the Syrian people. In this context, Turkey actively contributed to the endeavors of the Group of the Friends of the Syrian People which on various occasions reaffirmed its position vis-à-vis the Geneva II Conference.

In view of the fundamental changes taking place in the Middle East and North Africa in the recent period, finding a just, lasting and comprehensive settlement to the Israeli-Palestinian conflict has become all the more important and urgent. Turkey has continued to welcome and support all efforts for the resumption of the direct negotiations for the resolution of the Israeli-Palestinian conflict through a two-state solution that would lead to the establishment of an independent, sovereign and viable Palestinian State with East Jerusalem as its capital, to live in peace and security with the State of Israel, in accordance with the relevant UN Resolutions.

As fundamental changes taking place in the MENA region in the recent period have made the need for the settlement of the Israeli-Palestinian conflict more important and urgent than ever, Turkey welcomed and supported the resumption of the bilateral peace talks between the parties under the auspices of the US. On the other hand Turkey expressed the frustration for the illegal settlement activities persistently continued even in the delicate periods of the negotiations process. Thus, Turkey has repeatedly opposed ever expanding settlement activities of Israel in the occupied Palestinian territories, as the settlements endanger the vision of a two-state solution.

In light of Israel’s intransigence in the peace process and the fact that meaningful negotiations can take place only on an equal footing, Turkey has supported the Palestinian initiative to achieve full international recognition by the UN and Palestine’s UNESCO membership. Turkey has also actively supported the Palestinian bid for a “non-member observer state” status at the UN voted overwhelmingly at the UN General Assembly on November 29, 2012.

Turkey has also continued to support the Palestinian reconciliation as it constitutes a necessity both in light of the new regional context introduced by the Arab Spring, in particular for the establishment of an inclusive Palestinian Government with full democratic legitimacy and for the resumption of the peace process on a credible ground. In the same vein, Turkey has supported the Palestinian efforts for the restructuring of the PLO particularly in terms of broadening its representation. Turkey has maintained its bilateral program of assistance and its contribution to the international efforts aimed at improving the economic and humanitarian situation in Palestine and continued to carry out projects in the Palestinian territories through the Turkish Cooperation and Coordination Agency (TIKA) and Turkish Red Crescent in areas such as health, education, technical assistance, protection of cultural heritage, and water supply.

Turkey has supported all efforts of revitalizing the Middle East peace process and continued its participation in the Temporary International Presence in Hebron (TIPH) as well as in the UNIFIL and facilitated the implementation of the prisoners exchange agreement between Israel and Hamas by welcoming 11 Palestinians to Turkey.

On May 31, 2010, the Israeli armed forces intercepted a civilian aid flotilla that had embarked from Turkish ports and was bound for Gaza. The Israeli armed forces boarded the boats comprising the flotilla and 10 Turkish civilians were killed. As a result, Turkish and Israeli relations deteriorated with sharp decreases in the number of tourists from the both sides. On September 2, 2011, Turkey reduced its diplomatic representation in Israel to the level of second secretary, requested that Israel’s ambassador leave Turkey and suspended all military agreements with Israel. On March 22, 2013, Israel formally apologized to Turkey for the 2010 raid, and Prime Minister Netanyahu pledged to pay compensation to the victims’ families and to continue to ease restrictions on the movement of civilian goods into Gaza, according to a statement released by Prime Minister Netanyahu’s office. This development is seen as a first step to normalize ties between the two countries.

In the wake of the Arab Spring, Turkey has constantly supported democratic aspirations which have arisen in the Middle East and North Africa. It encouraged the governments to engage in political and economic reforms with a view to addressing the legitimate demands of their peoples. It also offered support in this regard. Turkey, however, strongly rejects and condemns the brutal suppression of the peaceful popular movements as well as military coups against democratically elected governments that have occurred in some countries. As a country which ignited the first spark of the Arab Spring, Tunisia accomplished very important reforms throughout its transition process. After the adoption of the new Constitution and the formation of the new government, Tunisia reinforced its role to be a source of inspiration for the rest of the Middle East and North Africa. On the other hand, there is an urgent need to restructure the Tunisian economy, which is highly dependent on tourism, and create new jobs that will facilitate the political transformation. Turkey is determined to provide technical and financial support to Tunisia in ensuring lasting stability, democracy and welfare in the country. With this understanding, Turkey and Tunisia established the High Level Strategic Cooperation Council in 2013. The first meeting of the Council was held on June 6, 2013 in Tunis. The two countries are working on joint projects that will enable Turkey to share its experience and expertise in the fields of economic development, poverty reduction and technical training.

The fact that Libya needs to re-build most of its institutions in the post-Qaddafi period is a formidable challenge. In addition, the lack of security and stability in the country remains a serious threat against the existing transition process. Like all countries under transition, the enormity of the challenges emanating from the immediate needs of the people calls for the existence of a freely elected government. In this regard, House of Representatives election, held on June 25, 2014, was an important step. Meanwhile, there is an urgent need to launch an inclusive national dialogue process in Libya to find solutions to the existing problems. It is also vital to protect the existing institutions established after the revolution, maintain the legitimacy of the elected personalities and ensure that the transition process moves forward. Turkey has extended its full support to Libya from the outset of the revolution. Certain Turkish institutions have offered training programs in different fields, in particular in the field of security, in order to contribute to the development of human capacity which Libyan authorities needs in the transition process.

Turkey has supported democratic transition in Egypt from the outset. The success of the democratization process in Egypt is of particular importance as this country occupies a central role in the Arab and Muslim world. Since the military coup of July 2013, Turkey has called for a swift return to democracy by maintaining its principled stance. Turkey advocates the view that the long term stability and economic development of Egypt would be attained through the establishment of a democratic political system which is based on the free will of the Egyptian people.

Turkey pursues a principled stance regarding the popular movements in the MENA region and advocates that, sustainable security and stability could only be attained through meeting the legitimate aspirations of the people. Violence and the use of military force against civilians and democratically elected governments are unacceptable. Turkey plays an active role in endeavors for generating peace, stability and security and creating an environment conducive to human development in the MENA region. In this respect, Turkey has provided and will continue to provide political and economic support for the countries experiencing democratic transition.

Yemen is on an historic path, transitioning towards stability and democratic governance. Turkey considers Yemen as a unique example where the whole international community acts in unity to support its transition into a stable, democratic and prosperous country. This international support, coupled with its own wisdom and inherent capabilities to negotiate and compromise, kept Yemen as a model of dialogue in face of the daunting challenges that the country faces.

In this vein, Turkey, as a member, actively participates in the Friends of Yemen Group efforts in the democratic transition process. To this end, Turkey’s pledge of U.S.$100 million to the Government of Yemen is programmed to support the economic and humanitarian development projects in the country.

GULF COOPERATION COUNCIL

The relations between Turkey and the Gulf countries are strong. Turkey attaches utmost importance to its bilateral relations with the Gulf countries and wishes to further strengthen them in all fields. These relations have gained momentum with the signing of the Framework Agreement on Economic Cooperation in 2005 and the establishment of High Level Strategic Mechanism in 2008. Turkey became the first country with which the Gulf Cooperation Council (GCC) established such a mechanism. Within this framework, five Ministerial High Level Strategic Dialogue Meetings have been held so far.

This mechanism lays the groundwork for deepening relations from the economic sector to political and cultural fields. According to the Joint Action Plan, which was approved on October 17, 2010, eleven joint working groups in the fields of trade and investment, agriculture and food security, transportation and communications, energy (oil, gas, petrochemicals, and renewable energy), electricity and water, environment, tourism, health, culture, education and economic, financial and monetary policy were established and hold meetings on a regular basis.

Furthermore, high level reciprocal visits and signing of bilateral agreements in all fields have also contributed to Turkey’s relations with the Gulf countries.

TAF

Turkey and the League of Arab States (the Arab League) concluded an agreement in 2007 whereby they established the Turkish-Arab Cooperation Forum (TAF). The Forum identified the followings as the primary fields of cooperation: (i) political and security cooperation (ii) economy, (iii) culture, (iv) social development and (v) matters relating to the alliance of civilizations. Foreign Ministers and parliamentarians from Turkey and the Arab states meet every year under TAF with a view to expanding cooperation between Turkey and the Arab countries. The Fifth Meeting of the Turkish-Arab Cooperation Forum at the level of Ministers of Foreign Affairs was held in Istanbul on December 1, 2012. The first meeting of the Economy, Trade and Investment Ministers was held in Mersin, Turkey, on September 25, 2013. Moreover, the Turkish-Arab Economic Forum, organized since 2005, brings together representatives of the private sector. The 8th Meeting of Turkish-Arab Economic Forum was held from April 4-6, 2013 in Istanbul.

Turkish Minister of Finance Mehmet Şimşek participated in the conference titled “Over the Horizon: A New Levant” which was held in Berut on June 12, 2014. The conference was organized by the Levant Business Union, which was established in 2011 with the active involvement of Turkey and the World Bank.

TURKISH-RUSSIAN RELATIONS

Bilateral relations between Turkey and the Russian Federation have been developing in all areas in recent years.

President Abdullah Gül’s visit to the Russian Federation in February 2009, and the joint declaration signed during that visit was followed by President Medvedev’s visit to Turkey in May, 2010, whereby the High Level Cooperation Council (HLCC) was established.

The council is an annual meeting of ministers and heads of major agencies from both countries who meet under the co-chairmanship of Prime Minister of Turkey and President of the Russian Federation setting the general framework and direction of bilateral relations. The HLCC has three organs; the Joint Strategic Planning Group dealing with cooperation on international matters, Joint Economic Commission which reviews economic relations, and the Civic Forum aimed at strengthening public-to-public interaction. Council’s fourth meeting was held in St. Petersburg in November 2013.

Economic and commercial relations between Turkey and Russia have been developing since the early 2000s. Following a drop in 2009 due to the global economic crisis, trade figures steadily increased and reached U.S.$32 billion in 2013. The two countries’ leaders have jointly declared that this figure should reach U.S.$100 billion.

Reciprocal investments have also been on the rise, exceeding the level of U.S.$10 billion each as of 2013, excluding the multi-billion dollar Akkuyu nuclear power plant project to be built in Turkey.

Tourism constitutes an important aspect of Turkish-Russian bilateral relations. In 2013 4.3 million Russian tourists visited Turkey.

Yet another field of cooperation is the construction sector. Turkish construction companies have completed various projects in Russia, total value of which has reached U.S.$50 billion, as of in the end of 2013.

Overall, it can be said that despite certain differences regarding international issues, Turkey-Russia bilateral relations continue to develop in various fields. Coupled with Turkey and Russia’s involvement with the European Union and Eurasian Union integration projects, this cooperation presents useful opportunities for all actors in a wide geography.

On December 1, 2013, Turkey joined the “G20 Troika”, along with Australia and Russia. The “G20 Troika” is a three-member committee made up of the past, current and future host countries of the G20, which supports the G20 presidency. Turkey will take over the G20 presidency in 2015 and will be a member of the “G20 Troika” for a three-year period.

SOUTH CAUCASUS

The South Caucasus occupies one of the unique places in Turkey’s quest for peace, security and prosperity in its neighborhood and beyond. Turkey’s approach to the South Caucasus is shaped by its desire to establish a climate conducive to comprehensive peace and cooperation among all states of the region.

The region is home to three of the four protracted conflicts of the OSCE area, namely that of Abkhazia, South Ossetia and Nagorno-Karabakh (NK). The protracted conflicts are permanently a destabilizing factor and threat to the security of this crucial region. These conflicts have also prevented the region from realizing its full cooperation potential, which in turn, adversely affects regional wealth and prosperity. In this regard, Turkey is engaged in significant diplomatic efforts for strengthening peace and stability in the South Caucasus region.

The NK conflict constitutes a major impediment to the establishment of peace, stability and prosperity and it also prevents the emergence of a cooperative atmosphere in the South Caucasus. With this in mind, Turkey, as a member of the OSCE Minsk Group, continues to support the efforts towards the peaceful settlement of the NK conflict. Turkey is also working on confidence building measures including ones in the transport sector with a view to creating peace, stability and prosperity atmosphere in the region.

The process that Turkey has initiated with Armenia for the normalization of its relations should also be regarded as the reflection of this interest. The signing of the protocols on October 10, 2009 in Zurich was a major achievement in the direction of building a comprehensive and sustainable peace in the South Caucasus. Turkey has adhered to the protocols and remains committed to the normalization process. Any progress in the NK peace process will reinvigorate the normalization process between Turkey and Armenia.

Turkey enjoys excellent neighborly relations with Azerbaijan and Georgia. The three countries are engaged in substantial regional cooperation projects like the Baku–Tbilisi–Ceyhan (BTC) oil pipeline (operational since 2006), Baku–Tbilisi–Erzurum (BTE) gas pipeline (operational since 2007) and Baku–Tbilisi–Kars (BTK) railway project.

CENTRAL ASIA

Central Asia constitutes a strategic aspect of Turkey’s multi-dimensional foreign policy. Turkey shares common historical, linguistic and cultural ties with the Central Asian Republics (CAR).

Today, Turkey’s cooperation with CAR countries has reached a strategic partnership level in various fields. Since 1991, Turkey’s desire for a stable, independent and prosperous Central Asia has guided policy priorities in the region towards building free market economies and functioning democracies. Turkey believes that a secure and democratic Central Asia will be in the interest of the region as well as the world.

Turkey has High Level Strategic Cooperation Council mechanisms with Kyrgyzstan and Kazakhstan, as well as strategic cooperation with Turkmenistan in areas ranging from energy to trade. Turkey’s economic and trade relations have reached a new horizon with each of them by being either their major or one of their leading trade partners. Turkey’s trade volume with the countries of the region was about U.S.$7.8 billion at the end of 2013. In addition, Turkish construction companies have completed about U.S.$61 billion worth of projects in the region. Turkish direct investments in the region currently exceed U.S.$4.5 billion. Nearly 2,000 Turkish companies are operating on the ground in the region. Moreover, the total of loans given to the countries in the region through Eximbank is around U.S.$1.8 billion. Additionally, Turkey has granted substantial amount its development assistance to this region, worth of approximately U.S.$1.6 billion in the last 10 years. Further, there are many Turkish state and private schools, as well as universities in the region.

Turkey spearheaded the process of The Summits of Turkic Speaking Countries’ Heads of States, which has been held since 1992, with a view to increase the solidarity and cooperation among the Turkic speaking countries. This process was rendered into an institutional structure through the Establishment of the Cooperation Council of Turkic Speaking States in 2010. The Secretariat of the Council, whose headquarter is in İstanbul, started its activities.

The first Summit of the Turkic Council with the special agenda of “Economic and Trade Cooperation” was held on October 20-21, 2011 in Almaty. The 2nd Summit of the Turkic Council was held on August 22-23, 2012 in Bishkek with theme of “Educational, Scientific and Cultural Cooperation”. The following Summit was held in Azerbaijan on August 15-16, 2013 with the theme of “Transportation Cooperation”. The International Organization of Turkic Culture (TURKSOY) was established in 1993 for the purpose of protecting Turkic culture, art, language and historical heritage and introducing these values to the world and transferring them to the younger generations.

Given the critical geopolitical location and proximity to Afghanistan, countries in the region may face financial and security issues. Turkey is closely working with these countries to help them to strengthen their security environment through providing financial assistance and military training to these countries.

Turkey encourages steps taken in the fields of democracy, rule of law and human rights in the Central Asian countries and believes that such steps will contribute to their stability, security and the process of integration of these countries with international community.

AFGHANISTAN

Turkey has traditional ties of close friendship with Afghanistan and upholds the sovereignty, independence, territorial integrity and national unity of the country. In this regard, Turkey cultivates bilateral ties with Afghanistan in every field and actively contributes to international efforts to establish lasting stability and security and ensure sustainable development in the country.

Turkey has participated in the International Security Assistance Force (ISAF) in Afghanistan since its inception and assumed the command of ISAF-II (June 2002-February 2003) and ISAF-VII (February-August 2005). Turkey continues its active participation in ISAF by assuming the leadership of the Kabul Regional Command in 2009 and extending it for five consecutive years until the end of 2014.

Turkey has also announced its decision to continue as a framework nation in the Kabul region in the Resolute Support Mission (RSM) to be set up following the end of ISAF mission at the end of 2014. Turkey has 455 troops deployed under ISAF as of June 2014. Turkey is making significant contributions to the training and equipping of the Afghan National Army and the Police Force. The A programme to train 500 Afghan National Police Cadets every six months was launched at the Police Vocational Training Center in Sivas, Turkey, on 15 July 2011 in cooperation with Japan, US and NTM-A. So far 1,500 police cadets graduated in three terms of courses and the fourth term started on April 15, 2014. In addition, a training programme for 100 Afghan Female Police Cadets was held from January-March 2014. The value of Turkey’s military aid and donations has reached U.S.$100 million since 2001. It has made a commitment of U.S.$60 million for the 2015-2017 period at the NATO Chicago Summit for the financial sustainment of the Afghan National Security Forces (ANSF). Turkey has also contributed 75,000 Euros to the Afghan Helicopter Maintenance Trust Fund project developed by NATO.

Turkey’s development assistance project package to Afghanistan is the most comprehensive one in its history. Turkey is a large contributor to reconstruction efforts in Afghanistan on both a bilateral and multilateral basis, especially in the fields of health, education, agriculture, sanitation and infrastructure. Turkey’s capacity building efforts include training of government officials and education professionals along with ANA and ANP personnel.

Turkey pledged U.S.$100 million to Afghanistan in the 2008 Paris Conference, raising Turkey’s development assistance to Afghanistan to U.S.$200 million. Turkey continues to use these funds to contribute to Afghanistan’s development. After the completion of the ongoing projects, half of the value of Turkey’s total pledge will have been spent on reconstruction efforts. In line with the decision taken at the London Conference in 2010, Turkey, taking into account the Afghan absorption capacity as well as the transition process, has extended its development assistance to Afghanistan. It has also made a commitment of U.S.$150 million for development projects for the term 2015-2017 at the Tokyo Conference in July 2012.

Turkey has completed more than 600 projects in Afghanistan, reaching at least 7 million Afghans. In this context, 84 schools and 17 health clinics/ hospitals have been built or repaired. The construction and furnishing of three new schools are under way. 1,093 higher education scholarships have been awarded to Afghan students since 2009. In the 2013-2014 academic year, 214 Afghan students have benefited from these scholarships in Turkish universities “Türkiye Scholarship” programme. Turkey meets the administration costs of two clinics and two hospitals. So far, more than three million Afghans have benefited from Turkey’s assistance in health and more than 700,000 from education sectors. It has drilled 168 water wells, providing drinking water to 500,000 Afghan citizens. Most of Turkey’s projects in Afghanistan are carried out by Turkish Cooperation and Coordination Agency (TIKA).

In order to support the reconstruction efforts in Afghanistan, the first Turkish Provincial Reconstruction Team (PRT) was established in Wardak and became operational in 2006. Wardak PRT carried out substantial projects in order to contribute to the economic development and reconstruction of the province as well as capacity building at the local level , until it was handed over to Afghan authorities on August 16, 2013. As a further step in Turkey’s commitment to the reconstruction of Afghanistan, a second Turkish PRT entered into service in 2010 in the city of Shibirgan and operates in the Jawzjan and Sar-i Pul provinces. By the end of 2014, all PRTs will have been phased out and their functions handed over to the Afghan government, traditional development actors, non-governmental organizations and the private sector, including Turkish PRT in Jawzjan.

The Turkey-led Kabul Regional Command regularly conducts civil – military cooperation CIMIC activities, which include extending medical services and donations in its area of responsibility (AOR). The Turkish military contingent has thus provided health services to over one million Afghans. 358 Afghan military personnel or their family members have received health treatment at hospitals in Turkey. Annually, approximately 200 Afghan civilian patients are offered free medical treatment in Turkey. About 25 Afghan National Army veterans severely injured during military operations have received treatment and rehabilitation at the specialized military hospitals in Turkey.

Encouraging regional cooperation not only constitutes a significant aspect of Turkey’s overall vision for South Asia, but it is also one of the pillars of its comprehensive strategy towards Afghanistan. With this understanding,

Turkey actively participates in international efforts and mechanisms with respect to Afghanistan. As a part of these efforts it hosted several international meetings in support of regional and international cooperation between 2009 and 2013, including six Afghanistan-Pakistan-Turkey Trilateral Summit meetings. The Eighth Summit was held in Ankara, in February 2014.

The Trilateral Summit Process, launched at Turkey’s initiative in 2007, has evolved in time into a solid platform for multidimensional cooperation among Turkey, Pakistan and Afghanistan. The process has three dimensions: Political dialogue, security cooperation and development partnership. It allows for the development of multidimensional cooperation in areas such as economy, development, security, education and training, while enabling enhanced contacts across a wide spectrum, including among parliamentarians, businessmen and members of the media. The seventh Summit was held with a special focus on connectivity on December 12, 2012 in Ankara. Transport Ministers of the three countries discussed venues of cooperation on the efficient utilization of existing transport infrastructure, and prospects of further improving transport links among the countries and in the region. A Memorandum of Understanding on Economic and Commercial Cooperation among the three countries stipulating the establishment of a Trilateral Trade Council was signed. The Summit is supported by the “Istanbul Forum” which forms the private sector cooperation leg of the Process.

Turkey continues to encourage regional cooperation through the Istanbul Process. The Process which was initiated by Turkey and Afghanistan at the Istanbul Conference for Afghanistan on November 2, 2011, serves as a regional cooperation platform with Afghanistan at its center, engaging regional countries in political dialogue and practical cooperation through the implementation of confidence building measures (CBMs). It also seeks to create synergies among other regional organizations. The spirit of regional ownership and the support of the international community have made it possible for this Afghan-led process to make significant headway. With the adoption of the implementation plans of the six CBMs (Disaster Management; Counter Terrorism; Counter Narcotics; Trade, Commerce and Investment; Regional Infrastructure; Education) at the last Ministerial Conference which was held in Almaty on April 26, 2013, implementation stage is set to begin. Turkey takes part in the implementation of all CBMs and leads the Counter Terrorism CBM together with Afghanistan and the United Arab Emirates. The next Ministerial Conference of the Process will be held in Tianjin, PRC on August 29, 2014.

Turkey also co-chairs (together with the UN Assistance Mission in Afghanistan (UNAMA) the Regional Cooperation Working Group (RCWG) of the International Contact Group on Afghanistan. The RCWG is intended to take forward the notion of regional ownership by bridging the countries of the region and the broader international community. The inaugural meeting of the RCWG was successfully held in Istanbul on June 3, 2011 with representatives from 36 countries and international organizations.

Both the Trilateral and the regional processes have engendered further associated meetings and events which have helped to bring about a positive and cooperative climate between Afghanistan and its neighbors.

ASIA-PACIFIC

Aware of the necessity to foster the linkages between political stability, economic welfare and cultural harmony globally and by virtue of its location at the centre of the Afro-Eurasian geopolitical plane, Turkey follows the developments taking place in the wider Asia-Pacific region with keen interest. As a matter of fact, Turkey has a special standing as being an Asian country among its many vocations. We have historic, linguistic, religious, and cultural ties with a wide range of countries along the ancient Silk Road.

In line with its multi-dimensional foreign policy and in view of the growing economic and political significance of the Asia-Pacific, Turkey has put into effect a new approach to its relations with the countries of the region. Broadly referred to as “opening-up to the East Asian and the Pacific”, it has gained considerable pace and depth in recent years. The main elements of the approach include, fostering economic and trade relations enhancing political dialogue mainly through consultation mechanisms, completion of legal infrastructures and strengthening cultural ties.

During the last decade, high-level bilateral visits were intensified, which has resulted in increased trade and investments. Moreover, Turkish Airlines would like to further extend its existing destinations and flight frequencies in the region and Turkish Cooperation and Coordination Agency (TIKA) has increased its development projects, especially with regard to the Pacific Island countries. Cooperation in the field of culture has expanded thanks to reciprocal cultural years and the number of scholarships allocated to the countries in the region increased.

Bilateral relations with the G-20 members of the region, namely Australia, China, Indonesia, Japan and South Korea have notably increased both economically and politically.

The relations with China, which is Turkey’s largest trading partner in East Asia, as well as with Indonesia, South Korea, Japan and Malaysia, have been elevated to a strategic level from 2010 to 2014.

Turkey also enjoys amicable relations with the members of the Association of Southeast Asian Nations (ASEAN). Covering the world’s third largest population (620 million) with 4.46 million kilometer squares of surface area and a GDP of U.S.$2.3 trillion. The ASEAN region is of special importance. In this regard, Turkey aims to develop its ties with the ASEAN countries in every possible field, in particular with Indonesia, Malaysia, Singapore, Philippines, Thailand and Vietnam. Turkey has strengthened its presence by opening new Embassies in the region. Turkish Embassies in Brunei and Cambodia became operational in 2013, to be followed by Laos and one of the Pacific Island States in due course.

Economic relations with the Asia-Pacific region have also strengthened in the last decade. Total volume of the bilateral trade was U.S.$13 billion 10 years ago; it surpassed U.S.$50 billion in 2013. The increase with China has been 8 fold, Republic of Korea 6 fold, Australia and New Zealand combined 5 fold; 4 fold with the ASEAN as a whole.

During this period, Turkey has also signed two Free Trade Agreements in the region with Korea and Malaysia. The FTA negotiations with Singapore have also been started.

Parallel to the efforts at the bilateral level, Turkey has also taken necessary steps to develop its ties with the regional organizations which are active in this part of the world, namely the Conference on Interaction and Confidence Building Measures in Asia (CICA), Shanghai Cooperation Organization (SCO), ASEAN and the PIF (Pacific Islands Forum). As a reflection of Turkey’s desire to associate with as many different sub-regions of the Asia-Pacific as possible, Turkey became a party to the ASEAN Treaty of Amity and Cooperation (TAC) in 2010 and, Turkish Ambassador in Jakarta was accredited to the ASEAN. The target is to establish a “Dialogue Partnership” with the ASEAN which is the highest level of institutional relationship with the association.

As a country which is a natural member of any platform that brings Europe and Asia together, Turkey has also officially applied to join the Asia-Europe Meetings (ASEM) from the European Group.

The Pacific Islands Forum (PIF) is another regional organization of which Turkey is a Development Partner. Turkey has recently applied to become a Post-Forum Dialogue Partner to this organization.

Turkey is also forming new ties with the Least Developed Countries of the region through its wider initiative to reach out to the LDC’s worldwide.

In light of its active policy towards developing cooperative networks with all sub-regions of the Asian continent as well as Turkey’s particular intention to contribute to the work of regional organizations, Turkey is determined to cooperate and further enhance its relations with the countries of the wider Asia-Pacific region in the years to come.

AFRICA

Turkey-Africa relations have gained considerable momentum since the declaration of Turkey as a strategic partner of the Continent by the African Union in January 2008, and the “First Turkey-Africa Cooperation Summit” held in Istanbul, in August 2008.

The “Opening up to Africa Policy” has been replaced by the “African Partnership Policy”. Turkey’s relations with the region have been transformed into a mutually reinforced political-economic partnership.

Turkey pursues a multilayered policy in Africa which aims to establish close political relations by intensifying bilateral high level visits and defending the rights of various African nations at the bilateral and multilateral level: assisting certain African countries to overcome economic difficulties through trade, investment and humanitarian assistance; when duly requested, playing a role through diplomacy in the settlement of conflicts and disputes between East African nations and in intra-state conflicts; assisting certain countries in Africa to progress in the areas of democracy and good governance; giving support to the international and regional organizations to increase dialogue, understanding and peace in affected regions; and participating in peacekeeping missions in certain parts of the continent.

Turkey has 35 embassies in the African Continent as of July 2014. There are plans to open up 4 additional embassies in 2014. This process has not been one-sided. Currently, 30 African countries have embassies in Ankara.

Turkey’s trade volume with Sub-Saharan Africa in 2000 was U.S.$742 million. This figure reached almost U.S.$6.5 billion in 2012, setting a new record. The overall trade volume with the African continent has reached U.S.$20.2 billion in 2013.

In line with the developing relations, the value of the Turkish direct investments to Sub-Saharan African countries is also steadily increasing.

Turkey, under various cooperation schemes, has been trying to share its experience in the fields of agriculture, health, education, energy and environment.

Turkish Cooperation and Coordination Agency (TIKA) is the key governmental agency carrying out humanitarian and development assistance. TIKA has been active in 37 African countries with its projects in various fields. TIKA has 11 Co-ordination Office’s in the continent.

The total amount of Turkey’s official bilateral development assistance to Africa was U.S.$772 million in 2012. Turkey has become a prominent country in humanitarian activities across the continent ranging from Somalia to Niger and Sudan.

Turkish Airlines commenced flights to Mogadishu, Kigali, Abidjan, Cotonou, Kinshasa, Djibouti, Nouakchott, Mombasa, Niamey, Ouagadougou and Libreville in Sub-Saharan Africa, bringing the total number of THY flights in the Continent to 39 destinations.

Under the new scholarships program initiated for the 2012-2013 education year, we have provided 561 scholarships for students from Sub-Saharan Africa and 142 scholarships for students from North African countries. This represents an approximately 60% increase compared with the scholarships allocated the previous year.

LATIN AMERICA

Aware of the rising importance of the Latin American and the Caribbean region in world economy and politics, Turkey, since the late 1990s, has been pursuing a strategy of outreach to the region, not only to improve the visibility of Turkey in the continent, but also to expand the network of its cooperation at the bilateral level as well as with the regional and international players.

At the bilateral level, Turkey, firmly believing in the importance of frequent high-level visits and the conclusion of agreements in order to complement the legal framework of its relations, has come a long way in enhancing its bilateral political, economic, commercial, cultural and defense relations with the regional countries. In 2012, there were two official Presidential visits from Ecuador and Chile. In 2013 the President of Mexico visited Turkey. With this visit, relations between Turkey and Mexico were elevated to strategic partnership and thus Mexico became Turkey’s second strategic partner in the region after Brazil. Turkey’s economic and trade relations with the countries of this region have displayed a remarkable increase and the overall trade volume exceeded U.S.$8 billion as of the end of 2013.

Turkey has increased the level of its diplomatic representation in the region by opening five new Embassies (Bogota and, Lima in 2010, Quito in 2012 and most recently in Santo Domingo and Panama) in addition to the existing 6 Embassies as well as a Consulate General in Sao Paulo. Turkey’s Embassy in Costa Rica will become operational soon. Preparations to open new Embassies in the region are also underway. Through such enhanced representation, Turkey will be better equipped to further its relations and cooperation with the broader region.

Direct Turkish Airlines flights between Istanbul and Sao Paulo since 2009 have also played a pioneering role in this respect. Flights from Istanbul to Buenos Aires via Sao Paulo commenced in December 2013. These flights are instrumental in increasing the level of tourism and trade between Turkey and these countries. Turkish Airlines intends to widen the scope of its destinations in the region in the years to come.

Turkey is working to expand its economic and commercial ties with the region. Chile became the first country in the region with which Turkey has concluded a Free Trade Agreement. Turkey is currently negotiating similar agreements with other countries of the region as well as with MERCOSUR (Southern Common Market).

While building closer ties with the countries of the region and diversifying relations on a bilateral basis, Turkey has also sought to strengthen its cooperation with regional organizations. Turkey enjoys permanent observer status in the Organization of American States (OAS), the Association of Caribbean States (ACS) and the Pacific Alliance. Furthermore, Turkey established a Cooperation and Consultation Mechanism with the Caribbean Community (CARICOM) as well as a Political Dialogue and Cooperation Mechanism with MERCOSUR.

ECONOMY

BACKGROUND

After the 1980s, significant progress was made in Turkey towards establishing a full-fledged market economy. In this respect, a radical policy shift from government intervention and import substitution to a greater reliance on market forces and trade liberalization was necessary. In order to complete this process, international capital markets were entirely liberalized in 1989. In addition, a Customs Union covering Turkey’s industrial product and the last stage of the association agreement between Turkey and the European community both began in 1996. These reforms contributed significantly to the dynamic growth of the private sector and underpinned the flexibility of the Turkish economy to adapt to both internal and external factors. The success of those reforms implemented in Turkey is also reflected by the strong performance of the Turkish economy in the last decade.

Turkey’s real GDP annual growth rate averaged 3.7% during the period from 2009 to 2013. Over this period, the Turkish economy became more diversified. In particular, the industrial base was broadened, and exports of goods and services grew rapidly. In addition, financial markets expanded and became more sophisticated. Turkey’s long-term gross external debt levels rose in absolute terms from U.S.$220.1 billion in 2009 to approximately U.S.$258.8 billion in 2013. See “Debt-External Debt and Debt Management” for details.

In addition to the registered economy, Turkey has an unregistered economy, which is substantial, though by definition unquantifiable, and has historically not been reflected in the statistics of the Republic. The unregistered economy, which is referred to as “shuttle trade”, includes significant amounts of activity in the agricultural sector and trade by the Republic with states consisting of the Commonwealth of Independent States (CIS) (Armenia, Azerbaijan, Belarus, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan). Consequently, trade and other figures may under-report the actual level of economic activity intended to be measured. The Government has been working with the World Bank to bring more untaxed economic activities within the scope of the registered economy, and therefore within the tax base of Turkey. Since 1996, the Government has developed a methodology to account for the portion of the unregistered economy relating to “shuttle trade” with the CIS republics. See “Foreign Trade and Balance of Payments-Current Account”.

Global Financial Crisis

Turkey’s economy was impacted by the 2008-2009 global financial crisis but began to recover in the last quarter of 2009. See “Gross Domestic Product”. Since 2003, the Republic has maintained fiscal discipline, as evidenced by the fact that the Republic’s debt ratios have been below the Maastricht criteria since 2004. In addition to prudent fiscal policies, the Republic’s strong banking sector was an important underlying factor in maintaining a healthy fiscal position. Although many countries had intervened in and supported their respective banking sector with government financing, there was no need to take any such measures in Turkey due to the nature of banking regulations implemented before the global financial crisis. Considering these developments, the turmoil in the EU sovereign debt market has not had any material impact on the Republic’s public finances or economy due to the Republic’s strong fiscal balance, low debt to GDP ratio and strong banking sector. However, as the EU sovereign debt crisis has spread beyond the euro zone periphery to larger economies, such as Spain, growth in the countries comprising the euro zone has significantly decreased, especially in Germany, Turkey’s largest export partner. Additionally, many EU countries are implementing austerity measures that may adversely impact growth in these countries. Given the strong economic and political ties between the Republic and the EU, any material deterioration in the EU economy or any material deterioration in market conditions due to the uncertainties arising from problems in the EU could have negative effects on the Republic’s economy or assets.

The Republic took measures to combat the national and global financial crisis, such as reducing private consumption tax for cable, wireless, and mobile services; increasing short-term employment benefits; giving motor vehicle tax exemption to cars more than 30 years old; and introducing tax incentives to the companies for certain investments in certain regions. These measures were published in the Official Gazette on February 28, 2009 (No. 27155). The tax exemption for cars over 30 years old was extended until December 31, 2011 (published in Official Gazette on August 1, 2010; No. 27629).

A stimulus package including a value added tax cut on certain houses and a private consumption tax cut for home appliances and certain types of automobiles was published in the Official Gazette on March 16, 2009 (Law No, 27171; Council of Minister’s Decision No. 2009/14802). Both tax reductions were initially effective until June 15, 2009, and were then extended until September 30, 2009 (Council of Minister’s Decision No. 2009/15081, published in Official Gazette No. 27260). A Council of Ministers decision (No. 14803) regarding the reduction of Resource Utilization Support Fund (RUSF) levied on consumer credits from 15% to 10% was also published in the same Official Gazette. RUSF was increased by another 15% on October 28, 2010 (Council of Minister’s Decision No. 2010/974, published in Official Gazette No. 27743).

A package including value added tax cuts levied on the sale of real estate, electronic, furniture and industrial machines was published in the Official Gazette on March 29, 2009 (No. 27184). This package extended to, among others things, automotive components, telephone equipment and certain types of furniture with the Council of Minister’s Decision No. 2009/14881 which was published in the Official Gazette on April 14, 2009 (No. 27200). The package was valid from March 30, 2009 to July 30, 2009.

On June 4, 2009, the Government announced a new stimulus package that included investment incentives, certain measures to enhance employment and a new credit guarantee fund for small and medium-sized enterprises. On June 18, 2009, Law No. 5909, which enables the Turkish Treasury to transfer up to TL1 billion of resources to the “Credit Guarantee Fund,” was approved by Assembly. Law No. 5909 and was published in the Official Gazette on June 24, 2009 (No. 27268). The purpose of this law is to ensure that the Credit Guarantee Fund is adequately capitalized. The burden of the various stimulus packages on the budget is estimated to be approximately 2.1% of GDP in 2009 and 1.9% of GDP in 2010.

An employment package of employment incentives was published in the Official Gazette (No. 26887) on May 26, 2008. According to this package, starting from May 2008, the employer’s share of social security premiums of young and women workers who are working pursuant to an employment contract and satisfying certain conditions, will be paid from the Unemployment Insurance Fund for 5 years with decreasing ratios, and the time frame for benefiting from this incentive was extended for one year on February 28, 2009 (published in Official Gazette No. 27155). With the Law No.6111 (published in the Official Gazette on February 25, 2011; No. 27857), the coverage and the utilization period of such employment incentives were broadened. This incentive is available up to 54 months for men between 18 and 29 and women over 18 from the date of hire and up to 30 months for men over 29 from the date of hire according to such law.

GROSS DOMESTIC PRODUCT

Table 1

	Gross Domestic Product
	2009	2010	2011	2012	2013
At constant 1998 prices
GDP (millions of TL)	97,003	105,886	115,175	117,625	122,388
GDP (at current prices)	952,558	1,098,799	1,297,713	1,416,798	1,561,510
Turkish Lira/US dollar (annual average)	1.547	1.500	1.670	1.793	1.901
GDP (at current prices, millions of dollars)	616,703	731,608	774,188	786,283	820,812
Population (mid-year, in thousands)	72,039	73,142	74,224	75,176	76,055
Per capita GDP (at current prices, in dollars)	8,561	10,003	10,428	10,459	10,782

The Turkish economy experienced robust growth between 2002 and 2007, before the negative effects of the global financial crisis weighed on Turkish industrial production. Economic growth was mainly driven by total consumption and fixed capital investments on the demand side as well as service and industrial sectors on the production side. Improved consumer and business confidence along with reduced interest and inflation rates reflected the sound macroeconomic fundamentals of this period. Also, strong growth rates, lower real interest rates and primary surpluses contributed to the reduction of the general government debt stock. However, during the 2002-2007 period current account deficits increased.

On March 8, 2008 the TURKSTAT announced a revision to the national accounts. Following this revision, GNP figures would no longer be published as of the third quarter of 2007.

In 2009, the negative effects of the global financial crisis were felt markedly on the Turkish economy as was the case for other advanced and emerging market economies. The global financial crisis affected the Turkish economy in four areas, namely i) trade, ii) external resources, iii) credit and iv) expectations. Uncertainty created by the global financial crisis, an economic recession in the Republic’s important foreign trade partners and contraction in domestic and external financing facilities led to a deteriorating economy. The most drastic effect of the global crisis was realized in the first quarter of 2009, when the Turkish economy contracted by 14.7%. Although contraction in economic activity continued in the second and third quarters of 2009 over the same period of the previous year, the pace of economic contraction was lower. In order to lessen the adverse effects of the global crisis on the economy, a series of expenditure and revenue measures were implemented starting from mid-2008. In addition to this, expansionary monetary policy by the Central Bank eased concerns in the financial markets. With the help of these policy measures and improving international risk perception, the economy grew by 5.9% in the last quarter of 2009. The Turkish economy displayed the most rapid recovery among OECD countries. With the strong growth rate in the last quarter, economic contraction in 2009 was realized as 4.8%.

In 2009, while the agricultural sector value added increased by 3.6% annually, industrial and services sectors decreased by 6.9% and 3.2% respectively, compared to 2008. In 2009, the share of agriculture in GDP increased to 8.8% as its value added increased, while the industrial sector accounted for 21.1% of GDP in current prices compared to 22.0% in 2008. On the other hand, the services sector’s share rose by 0.3% and reached to 70.1% compared to 2008.

In 2010, the Turkish economy showed continued signs of recovery from the global financial crisis. The gradual decrease in interest rates and inflation played a major role in such recovery. The value added of the agricultural sector, industrial sector and services sector increased by 2.4%, 13.0% and 8.5%, respectively. The share of these sectors in GDP was 9.2%, 21.8% and 69.0%, respectively. The GDP growth rate was realized as 9.2% in 2010 which marks the highest growth rate of GDP since 2004.

In 2011, in spite of the worsening economic conditions for many countries in Europe, notably in the first half of the year, the economy grew at a strong pace, mainly driven by credit expansion and favorable external funding conditions. In the first half of 2011, value added of the agricultural sector, industrial sector and services sector increased by 7.5%, 11.9% and 10.5% respectively, and GDP growth rate was 10.8%. However, such an increase in the domestic economy raised concerns for a potentially large current account deficit. Therefore, the CBRT and BRSA took cautionary measures against robust credit growth in order to cool down the economic activity and to shrink the current account deficit. In the second half of 2011, effects of those measures slowed down the pace of growth and the GDP growth rate was 7.0%. At the end of 2011 the sectors’ growth rates were recorded as 6.1%, 9.7% and 9.0% respectively and the annual GDP growth rate was 8.8% which indicate strong economic activity in spite of measures taken. In 2011, agriculture, industrial sector and services sector accounted for 8.8%, 22.5% and 68.7% of GDP respectively.

In 2012, the slowdown in the pace of growth of economic activity continued each quarter. Namely, measures taken in 2011 yielded a gradual decline in domestic demand. Therefore, exports were enhanced through the near and Middle East to circumvent the distress in European markets and the effects of weak domestic demand and to prevent a sharp decline in GDP growth rate. On the other hand, a new investment incentive program was introduced to stimulate production. However, those efforts did not suffice to support aggregate domestic demand, and it shrank by 1.8%, while net exports grew by 4.0% in 2012. On the production side of the economy, agriculture, industrial sector and services sectors grew by 3.1%, 1.8% and 2.4%, respectively. Thus, the annual GDP growth rate was 2.1%. In 2012, agriculture, industrial sector and services sectors accounted for 8.7%, 21.8% and 69.5% of the GDP, respectively.

In 2013, domestic demand recovered somewhat thanks to increases in both private consumption and public investment expenditures which were recorded as 4.8% and 22.9% respectively. Therefore, growth in net exports declined 2.3% due to the recovery in domestic demand. On the other hand, private investment expenditures did not rise sharply and occurred as 0.7%. On the production side, agriculture, industrial sector and services sectors grew by 3.1%, 3.4% and 5.5%, respectively. High value added rises in services sector mainly stemmed from construction and financial intermediation services sectors. In sum, the GDP growth rate was 4.0% in 2013. Agriculture, industrial sector and services sectors accounted for 8.2%, 21.6% and 70.2% respectively.

Table 2

Gross Domestic Product
	GDP at Current prices (in millions of TL)	Percentage change from prior year (%)	GDP at Current prices (in millions of US$)	Percentage change from prior year (%)	GDP at Constant prices (in millions of TL)	Percentage change from prior year (%)
Years
2009	952,559	0.2	616,703	-16.9	97,003	-4.8
2010	1,098,799	15.4	731,608	18.6	105,886	9.2
2011	1,297,713	18.1	774,188	5.8	115,175	8.8
2012	1,416,798	9.2	786,283	1.6	117,625	2.1
2013	1,561,510	10.2	820,812	4.3	122,388	4.0

The following table presents changes in the composition of GDP at constant prices for the periods indicated:

Table 3

Composition of GDP by Sectors	2009	2010	2011	2012	2013
Agriculture	8.8	9.2	8.8	8.7	8.2
Industry	21.1	21.8	22.5	21.8	21.6
Mining	1.6	1.6	1.6	1.7	1.6
Manufacturing	16.6	17.5	18.2	17.5	17.3
Electricity, Gas, Steam	2.1	2.0	1.9	2.0	2.0
Water Supply	0.7	0.7	0.7	0.7	0.7
Services	70.1	69.0	68.7	69.5	70.2
Construction	4.3	4.7	5.0	4.9	5.0
Wholesale and Retail Trade	11.9	12.2	13.5	13.4	13.6
Transportation	12.3	12.4	13.1	13.5	13.4
GDP Total	100.0	100.0	100.0	100.0	100.0

The following table presents real growth in output for GDP for the periods indicated:

Table 4

	GDP Growth by Sector (at 1998 prices)
	2009	2010	2011	2012	2013
Agriculture	3.6	2.4	6.1	3.1	3.1
Industry	-6.9	12.8	9.7	1.8	3.4
Mining	-6.7	4.7	3.9	0.8	-3.5
Manufacturing	-7.2	13.6	10.0	1.7	3.8
Electricity, Gas, Steam	-4.0	7.6	9.0	3.4	1.0
Water Supply	-1.5	4.8	6.5	2.7	4.7
Services	-3.2	8.5	9.0	2.4	5.5
Construction	-16.1	18.3	11.5	0.6	7.1

Wholesale and Retail Trade	-10.4	13.6	11.2	0.0	4.9

Transportation	-7.8	11.0	10.4	2.0	3.4
GDP	-4.8	9.2	8.8	2.1	4.0

PRINCIPAL INDUSTRIES

Turkey has a well-developed and increasingly diversified industrial sector. Since 1995, industrial production has increased primarily as a result of the expansion of domestic demand since the second quarter of 1995. In addition, decreased import costs as a result of the Customs Union with the EU and an increase in investment contributed to the rapid growth of industrial production.

As the economy experienced the effects of the global financial crisis, total industrial production and manufacturing industry production in 2009 decreased by 9.9% and 11.3% respectively and industrial sector’s value added in GDP decreased by 6.9%. In parallel to these developments, the manufacturing industry capacity utilization rate decreased by 10.2% compared to 2008 and was realized at 65.0% on average in 2009. However, seasonal and calendar adjusted industrial production tended to increase from the beginning of April 2009. In 2009, the industrial sector accounted for 20.3% of total civilian employment.

In 2010, the industrial sector’s value added increased by 13.0%, in line with the domestic economy’s continued recovery from the global financial crisis. Total industrial production and manufacturing industry production increased by 12.8% and 14.5%, respectively, in 2010.

The industrial sector value added increased by 9.7% in 2011. Total industrial production and manufacturing industry production increased by 10.1% and 10.5%, respectively. The manufacturing sector capacity utilization rate was 75.4%.

In 2012, the slowdown in the economic activity was reflected in industrial sector as well. Total industrial production and manufacturing production increased by 2.5% and 2.3% respectively, while value added of industrial sector was 1.8%. The manufacturing sector capacity utilization rate was 74.2%.

In 2013, thanks to recovery in the domestic economy, industrial production and manufacturing industry production rose by 3.0% and 4.0% respectively, and the capacity utilization rate was 74.6%. Value added in industry increased by 3.4% in 2013.

The following table presents industrial output for selected products for the periods indicated:

Table 5

	Industrial Output (Millions of TL.)				% Change
	2009	2010	2011	2012	10/09	11/10	12/11
Hard Coal	707	803	840	877	14	5	4
Lignite	4,014	4,980	6,330	6,750	24	27	7
Natural Gas	340	301	327	373	-11	9	14
Iron Ores	461	624	882	1,201	35	41	36
Lead, Zink, Tin Ores	21	83	284	407	295	242	43
Other Non Iron Metal Ores	697	998	1,112	1,501	43	11	35
Marble and Building Stones	616	1,080	1,402	2,100	79	30	50
Limestone and Gypsum	393	401	497	538	3	24	8
Granules and Pebble Stones	804	1,020	1,558	2,065	26	53	33
Other Minerals	399	640	922	822	60	44	-11
Beef (Fresh or Cooled)	854	1,679	1,720	2,755	97	2	60
Poultry (Fresh or Cooled)	3,988	4,896	5,675	6,719	23	16	18
Cigarette	3,154	2,717	2,944	3,179	-14	8	8
Cotton Yarn	3,786	5,827	7,852	7,706	54	35	-2
Cotton Weaving Fabric	3,390	3,969	5,287	5,896	17	33	12
Rough Aluminum	300	567	836	797	89	47	-5
Tractor (37 kw < engine power < 59 kw)	—	474	817	610	—	72	-25
Automobile (1500 cm3 ≤ cylinder volume ≤ 3000 cm3	7,788	9,902	12,435	11,299	27	26	-9
Tankers	1,382	205	61	98	-85	-70	61

Source: TURKSTAT

Note: All of industrial output is described as production values. 2013 data is not yet available.

ENERGY

Geographically, Turkey is in close proximity to 72% of the world’s energy resources. Thus, it forms a natural energy bridge between the source countries and consumer markets and stands as a key country in ensuring energy security through diversification of supply sources and routes, considerations that have gained increased significance in the world today.

In 2009, Turkey imported 70% of its total energy requirements. In 2010, Turkey imported 70% of its total energy requirements, while in 2011 imports constituted 72% of the gross domestic energy consumption. Also in 2011 petroleum imports constituted 27% of gross domestic energy consumption. In addition, in 2011, Turkey imported 15.8 million metric tons oil equivalent of coal and 36.1 million metric tons oil equivalent of natural gas.

In the last five years, Iran has been the major exporter of oil to Turkey, but this has decreased as of the end of 2012. Dependence on oil from Russia has also been decreasing steadily.

The following table presents Turkey’s oil imports by sources for the years indicated:

Oil Imports (million tons)

Table 6

	2008	2009	2010	2011	2012
Iraq	1.7	1.7	2	3	3.7
Iran	7.9	3.2	7.3	9.2	7.6
Libya	—	0.1	—	—	1
Saudi Arabia	3.4	2.1	1.9	1.9	2.8
Russia	7.1	5.8	3.3	2.1	2.1
Syria	0.5	0.2	0.4	0.2	—
Azerbaijan	—	—	—	—	0.2
Georgia	—	—	—	—	—
Kazakhstan	—	0.5	1.8	1.1	1.4
Italy	—	0.2	0.1	0.1	0.3
Others	1.2	0.4	—	—	0.4

Total Crude Oil Imports	21.8	14.2	16.9	18	19.5
Petroleum Products Imports	13.6	13.6	13.9	9.1	10

Source: Energy Market Regulatory Authority (EMRA)

Energy development and power generation have been priority areas for public investment. In particular, in the early 1980s Turkey embarked on a power and irrigation project (known as “GAP) in Southeastern Anatolia, and Turkey is continuing to develop hydroelectric sources. The GAP project region covers an area of 27,340 square miles, which corresponds to 9.5% of the total area of Turkey. GAP is a combination of 13 major installations primarily for irrigation and hydroelectric power generation. The project includes the construction of 22 dams and 19 hydroelectric power plants on the Euphrates and the Tigris rivers and their tributaries. It is planned that upon completion of GAP, approximately 1.8 million hectares (4.5 million acres) of land will be irrigated, and its power generating capacity will be approximately 7,500 MW (megawatt). The total cost of GAP is expected to be U.S.$24.5 billion (excluding expropriation and overhead costs). As of December 31, 2013, the installed capacity of GAP hydropower plants in operation was 6,079 MW (75% of the total installed capacity of GAP). In addition, as of December 31, 2013, approximately 23% of the total irrigation was completed, 3.5% was under construction and 73.5% was at the planning and final design level.

Market Reform and Restructuring

Turkey has achieved significant progress in establishing competitive market structures in the energy sector by increasing overall economic efficiency and encouraging new entry and investments in such sector since 2001. The Energy Market Regulatory Authority (EMRA), established in 2001, regulates the electricity, natural gas, petroleum and liquefied petroleum gas (LPG) markets pursuant to the provisions of the Natural Gas Market Law and Electricity Market Law. Independent market regulation and supervision provided by EMRA is intended to ensure a sufficient supply of quality, low cost energy in a reliable manner.

Natural Gas

Natural gas has been used extensively for power generation in Turkey since the late 1980s. Turkey is increasingly utilizing natural gas, both from its own reserves and from abroad, having established long-term purchase contracts with the Russian Federation, Algeria, Nigeria, Iran and Azerbaijan and also buys spot liquefied natural gas (LNG) from the market during the winter season in order to maintain a supply-demand balance. Turkey has very limited domestic gas reserves and national gas production represents approximately 2% of the total domestic demand. Consequently, nearly 98% of natural gas demand is satisfied by import .The Petroleum Pipeline Corporation of Turkey (BOTAŞ) is Turkey’s main natural gas importer. At present, BOTAŞ has 9 long-term sale and purchase contracts with 6 different supply sources. In 2013, primary natural gas supply amounted to 45.9 billion cubic meters (bcm). By the end of 2013, the breakdown of consumption was 45.85% electricity production, 25.11% industry and 20.78% households, government and trade offices 6.61%. Distribution is carried out by local distribution companies. As of the end of 2013, 64 distribution zones were supplied with natural gas. Recent analysis suggests that natural gas demand will increase parallel to the growth expected in primary energy demand. Forecasts currently indicate that the demand for natural gas will reach 61 bcm in 2020.

In 2013, Turkey imported 26.2 bcm of natural gas from the Russian Federation, 8.7 bcm of natural gas from Iran and 4.2 bcm of natural gas from Azerbaijan. Turkey also imported 3.9 bcm and 1.2 bcm of natural gas from Algeria and Nigeria, respectively in LNG form. On the other hand, in 2013 Turkey also imported spot LNG from countries such as Qatar, Norway, Netherlands, and Egypt .

As a consequence of the three year negotiations being carried out between Turkey and Azerbaijan, the agreement for gas purchase and transmission from Azerbaijan, within the scope of Trans

Anatolian Gas Pipeline (TANAP) Project, was signed on October 25, 2011. According to the agreement, Turkey will purchase annually 6 bcm Shah Deniz Phase 2 gas starting from the end of 2018.

Turkey’s domestic natural gas transmission system is approximately 12,900 km in length. By the end of 2013, the number of firms with a distribution license reached 65 . The Natural Gas Market Law was enacted on May 2, 2001 to foster competition in the natural gas sector. Pursuant to this law, the BOTAŞ monopoly structure will be gradually decreased; supply, transmission and distribution activities in the natural gas market will be organized; and current legislation and applications will be harmonized with EU regulations.

Since the enactment of Natural Gas Market Law in 2001 , which aimed to liberalize Turkish natural gas market, crucial steps have been taken to transition to a competitive natural gas market in Turkey. In 2012, EMRA Board rendered a decision that paved the way for private sector companies to import natural gas from Iraq. The Board Decision allowed the private sector applications for natural gas import license. As a result, one company obtained an import license in September 2013. In July of 2012, EMRA Board Rendered a decision relating to natural gas import from Russia via Malkoçlar Entry Point for 6 bcm/year. According to this decision, the private sector companies were allowed to submit applications to obtain import licenses, until August 2012. Four applicants ultimately obtained natural gas import licenses. These private companies, began importing natural gas on January 1, 2013. Thus far, the market share of BOTAŞ has decreased to 75% of the total consumption.

In December 2012, EMRA Board decided that all customers should be eligible to choose their supplier. This decision was reinforced with a new EMRA Board decision decreasing the eligibility threshold for the household customers to 100,000 m3.

In October 2013, EMRA prepared and published the model agreements for natural gas transportation and delivery services in distribution regions. This development will provide transparency to supplier switching process and functioning of the market.

Studies are ongoing with regard to introducing amendments to the current Natural Gas Market Law. In this framework, the Ministry of Energy and Natural Resources published a Draft Law in June of 2012.

Restructuring the Electricity Sector

Significant steps have been made towards a fundamental restructuring of the electricity sector. The Electricity Market Law came into effect in March 2001, with the objective of developing a transparent and competitive electricity market, achieving stability of supply, and ensuring high quality and inexpensive electricity. The most important aspect of the restructuring is the central role of competition in ordering the market. In March of 2013, the new market law governing the electricity market entered into force. The Electricity Market Law (No. 6446) includes new rules and regulations regarding the electricity market to increase transparency and efficiency in the investment environment. These laws provide a framework for establishing institutions and provide the following structural regulations:

•	Creates and maintains the EMRA, as an independent agency, governed by the Energy Market Regulatory Board, which is responsible for regulatory functions such as licensing, supervising, tariff setting and market monitoring.

•	Requires participants in defined market segments (generation, transmission, distribution, wholesale (trading- and retail) to be licensed by the EMRA. It also requires that separate accounts be maintained for each licensed activity and location, each with specific rights and obligations.

•	Requires bilateral contracting between market participants, thus implying a residual balancing mechanism to operate the transmission system; with compulsory pool type wholesale markets excluded.

•

Provides competition, since March of 2003, for consumers directly connected to the transmission system or with annual consumption of more than 9 Gigawatt Hour (GWh). This eligibility threshold was re-determined in January 2009 as 0.48 GWh, in January 2010 as 100,000 Kilowatt Hour (kWh), in January 2011 as 30,000 kWh, in January 2012 as 25,000 kWh in January 2013 as 5,000 kWh and finally in January 2014 as 4,500 kWh (85% theoretical market openness). The Electricity Market and Security of Supply Strategy paper, dated May 2009, which was prepared under the coordination of the Ministry of Energy and Natural Resources (MENR) with participation and contributions by relevant stakeholders, provides that the threshold level will be decreased on a regular basis in order to increase market openness rate in electricity consumption. Accordingly, non-household users were fully eligible by the end of 2011, while all other users will become fully eligible by the beginning of 2015.

•	Provides for non-discriminatory and regulated third party access to the electricity grid and distribution system.

Several models such as the Build-Operate-Transfer (the “BOT Model”), the Build-Own-Operate (the “BOO Model”) and the Transfer of Operating Rights (the “TOOR Model”) were developed previously to provide effective means to attract foreign and domestic investment. As of the end of 2013, There are 20 plants in operation based on the BOT Model with total capacity of 2,335.8 MW, whereas approximately 6,101.8 MW of capacity was built through the BOO Model. 55 plants comprising a total of 938.5 MW of capacity are producing electricity based on the TOOR Model. However, the desired outcome was not obtained through application of these models and they were abolished pursuant to the provisions of the new Electricity Market Law, which envisages a competitive electricity market.

Auto-production is regulated by Law No. 3096 by Decree No. 85/9799 which allows MENR to grant permission to industrial plants, residential complexes with more than 5,000 dwellings, five star hotels, industrial zones, universities and municipal institutions to generate their own electricity. As of the end of 2013, approximately 203 auto-producing plants generated an annual power output corresponding to 5.4% of Turkey’s total electricity generation and 541 Independent Power Producers (IPP) generated 84,079 GWh which constituted approximately 35% of Turkey’s total electricity generation in 2013. With the amendments in Law Nr. 6446, auto-production license was abolished and accordingly all of these licenses will be changed into generation licenses.

Turkey consumed 246.3 billion kWh of electricity in 2013. Installed capacity has reached 64 GW in 2013 and the increase of electrical energy demand has been realized as 1.4% in 2013. Electricity demand is projected to increase annually between 5% and 5.7% until 2020.

With the enactment of the Electricity Market Law, incentives for the development of renewable energy have been promoted. In this context, a separate law was enacted in May 2005 to promote renewable-based electricity generation within the market. Law No. 5346 introduced feed-in tariffs and purchase obligations for distribution companies from certified renewable energy producers. However, the feed-in tariff system was only a transition scheme and market-based mechanisms are expected to be used eventually. Supporting mechanisms such as feed-in tariffs, purchase obligation, connection priorities, lower license fees and exemptions and various practical conveniences in project preparation and land acquisition are defined in the law, in conformity with EU legislation and practice. These mechanisms have facilitated the development of power plants based on renewable energy sources particularly small hydro and wind plants. In this context, a crucial number of investors applied to EMRA to for licenses especially for the small hydro and wind plants.

With the Bylaw on Competition for the Applications of the Wind and Solar Power Plant Projects (Official Gazette: December 6, 2013, No. 28843), principles and procedures related to applications for projects to be connected to the grid are determined. Within the context of this Bylaw, eligibility criteria are determined by the declared RES (Wind Power Electricity Generation Plant) contribution margin to be paid per MW of electricity.

According to the Amendment to Law on Utilization of Renewable Energy Resources for the Purpose of Generating Electrical Energy (No. 6094) (Official Gazette: January 8, 2011, No. 27809), a new support structure was introduced with varying prices for different renewable based electricity generation, namely: 7.3 US cents per kWh for hydro and wind, 10.5 US cents per kWh for geothermal and 13.3 US cents per kWh for solar and biomass (including waste gases). In addition, MENR issued the By-law on the Domestic Production of the Equipment Used in Facilities Producing Electrical Power with Renewable Energy Resources published in the Official Gazette dated June 19, 2011 (No. 27969) to provide certain support of between 0.4 to 3.5 US cents per kWh to power plants for the utilization of domestically manufactured technical equipment. Additionally, MENR also issued the By-law on Electricity Generating Facilities Based on Solar Power which identifies the standards, testing and audit methods for equipment used in solar power plants in the Official Gazette dated June 19, 2011 (No. 27969). Moreover, the EMRA issued the By-law on Production of Electricity in Electricity Market without License in the Official Gazette dated July 21, 2011 (No. 28001) which identifies methods and principles to be applied for cogeneration facilities that produce electricity for its own needs and renewable energy based facilities with installed capacity below 500 kW and micro cogeneration facilities which are all exempted from licensing requirements .The new Electricity Market Law (No. 6446) aims to increase the amount of generation plants based on renewable resources, increasing the limit of the unlicensed installed capacity to 1 MW. This law also defines methods and principles for unloading excess electricity into the system. Similarly, EMRA issued the

By-law on Certification and Promotion of Renewable Energy Sources which identifies methods and principles for the certification of renewable energy facilities and the establishment and operation of such facilities (Official Gazette dated October 1, 2013 (No. 28782).

Through the new Electricity Market Law, a new market activity named “market operation” has been introduced. “Market operation” involves the operation of organized wholesale electricity markets, and handling financial settlement matters. Market operation, which is currently conducted by a department under TEIAS called Electricity Market Financial Settlement Center (PMUM), will, in the future, be conducted by Energy Markets Operation Company (EPİAŞ), to be established as a public law entity operating under a market operation license to be issued by EMRA.

The share of renewable energy sources in total electricity generation was realized as 28.5% and total wind capacity reached 2.76 GW in 2013.

On June 5, 2009, a U.S.$500 million loan and a U.S.$100 million loan (Clean Technology Fund) was provided by the World Bank in order to encourage investors to construct generation plants with renewable energy resources. Such investors, who will construct power plants using hydro, wind, solar, geothermal and other renewable energy resources, can apply for such loan through the Turkish Industrial Development Bank and Turkish Development Bank.

The Law of Geothermal Resources and Spring Waters which is Turkey’s other renewable energy program was enacted on June 13, 2007. This law aims to promote investigation, exploration, development, production, and protection of geothermal resources in a sustainable and effective manner. Integrated use of geothermal, re-injection of geothermal after usage for the efficiency and protection of environment are regulated under this law.

Privatization of the bulk of the publicly held installed capacity in the power generation sector was initiated in 2011. Transmission ownership and market operation functions will remain under government control through the Turkish Electricity Transmission Co. (TEİAŞ), as a result of the nature of the transmission activity.

Efforts to increase private sector participation in the power sector are a critical issue in the current stage of the ongoing transition to a fully competitive market framework. The Turkish Electricity Distribution Company (TEDAS) was restructured in 2006 and divided into 21 distribution companies. Retail companies unbundled from distribution companies are the sole suppliers to ineligible consumers.

The electricity sector in Turkey was dominated by three state-owned companies, covering generation, trading and transmission activities: Turkish Electricity Transmission Corp. (TEİAŞ), Electricity Generation Corp. (EÜAŞ) and Turkish Electricity Trading and Contracting Corp. (TETAŞ). As of end of 2013, the share of publicly held installed capacity stayed below privately held installed capacity due to continuous and increasing private investments in the sector. Moreover, about 62.4% of electricity generation capacity was held by the private sector in 2013. In 2008, the Privatization Authority had privatized 9 small power plants with a total capacity of 140 MW for US510 million. The Privatization Agency is in the process of privatizing the remaining 55 plants. 28 plants were privatized in 2011, 17 plants were privatized in 2013 and 10 plants are in the privatization progress. Preparation work to privatize the remaining 27 hydro is being undertaken with the coordination of MENR. Three thermal power plants (Kangal, Seyitömer, Hamitabat) were completely privatized at the end of 2013, 4 thermal power plants (Kemerköy, Yeniköy, Yatağan, Çatalağzı) will be privatized by the end of 2014 and the remaining 11 plants are expected to be privatized in the next few years.

The largest generation company is EÜAŞ, a state-owned company, which held approximately half of all installed capacity in 2011. Independent power producers owned more than 64% of total capacity in 2013. BOO, BOT and TOOR power plants (with long term purchase agreements with TETAŞ) had 14.6% of capacity. EÜAŞ has a 37.2% share in installed capacity in 2013

The Law on Construction and Operation of Nuclear Power Plants and the Sale of the Energy (Law No. 5710) was printed in the Official Gazette on November 21, 2007 and sets forth rules for the construction and operation of nuclear power plants and the sale of the energy generated. The main purpose of this law was to support investments in nuclear power plants in Turkey. The law introduced a bid procedure for suppliers who want to enter into an energy purchase agreement with the stated owned wholesale company TETAŞ and obtain a generation license for a maximum period of 15 years. The purchased amount was distributed to legal entities having wholesale and retail licenses with bilateral agreements. This incentive mechanism was considered an important tool for potential investors to take part in nuclear power plant projects.

A bylaw regarding the principles, procedures, and incentives for contracts which will be entered into within the context of the Law on the Construction and Operation of Nuclear Power Plants and the Sale of Energy was printed in the Official Gazette on March 19, 2008. Immediately thereafter, an announcement concerning the construction and operation of nuclear power plants and the sale of such energy to TETAŞ was published in the Official Gazette on March 24, 2008. According to the law and bylaw, TETAŞ held the tender on September 24, 2008 and there was only one bidder. TETAŞ subsequently cancelled the tender.

In order to introduce nuclear power into the generation portfolio, projects are being carried out at bilateral level. An intergovernmental agreement (IGA) between the Russian Federation and Turkey concerning cooperation in the area of construction and operation of the nuclear power plant on the Akkuyu Site in Turkey was ratified and came into force on December 27, 2010 (OJ Number 27721). The Akkuyu site has been allocated to the project company established under the terms of the agreement. The IGA establishes build own operate (BOO) model where the project company is responsible for construction and operation of the Akkuyu NPP. It is expected that a construction license application will be submitted in December 2014.

An IGA between Turkey and Japan was signed in May 2013 for construction and operation of the second nuclear power plant and development of the nuclear industry in Turkey. This IGA establishes a public private partnership (PPP) between Japanese Consortium (MHI, Itochu and GDF Suez) and EÜAŞ. Sinop site has been designated as the potential candidate for the second nuclear power plant. Site evaluation studies in Sinop have begun.

A draft nuclear energy law has been prepared in order to separate the promotional and regulatory activities of the Turkish Atomic Energy Authority by establishing a new nuclear regulatory authority and internalizing the provisions of the Joint Convention on the Safety of Spent Fuel Management and on the Safety of Radioactive Waste Management which awaits accession by the Turkish Parliament. A separate draft law on Third Party Liability in the Field of Nuclear Energy has been prepared with the purpose of internalizing the provisions of the Paris Convention on Third Party Liability in the Field of Nuclear Energy together with the amendments and supplements thereto from time to time.

Turkey acknowledges the need to reduce energy dependency and to improve energy efficiency. The Energy Efficiency Law (Law No. 5627) was enacted and published in the Official Gazette on May 2, 2007. In this context, several programs aimed at improved energy efficiency are ongoing, while legislative studies are underway with the objective of enhancing the efficient use of energy and energy resources so as to reduce the burden of energy costs on the economy. The Energy Efficiency Strategy Paper (published in the Official Gazette on February 25, 2012, No. 28215) was published in order to increase the effectiveness of energy efficiency studies which had occurred to date and to set concrete objectives for such studies, with an aim to reduce primary energy use at least 20% by 2023.

Similarly, according to the “2010-2014 Strategic Institutional Plan” of the MENR, reducing the energy use of the Turkish economy has been identified as one of its important objectives. The Plan sets to improve energy efficiency and reduce primary energy use by 20% by 2023, compared to use in 2008. Furthermore, in order to increase efficiency and to raise production capacity, rehabilitation and modernization of publicly held power plants by the use of new technologies is to be completed by the end of 2014 according to the plan.

The Ministry of Environment and Urbanization issued a Bylaw on Energy Performance of Buildings (Official Gazette dated December 5, 2008; No 27075) effective as of December 5, 2009 and revised in April 2010 which requires new buildings to meet minimum performance criteria and standards concerning architecture, heat insulation, heating and cooling systems and electrical wiring. According to this regulation an “Energy Performance Certificate” is required as of January 2011 which indicates energy expenses and CO2 emissions for new buildings and buildings to be sold or rented and ranks a building in different classes: A-D. A construction license will not be granted to new buildings having less than a “D” class certification. Furthermore, central heating is required for new buildings having an area of more than 2000 m2.

According to Law No. 4703, Preparation and Implementation of Technical Legislation on Products, the Regulation on Eco Design Requirements for Energy Related Products was published in the Official Gazette No. 27722 on October 7, 2010 by a Decree of Council of Ministers. Under this law, the implementing communiqués for different product groups will be published and implemented by relevant public authorities (for example, communiqués for appliance, motor and lighting manufacturers will be published and implemented by the Ministry of Industry and Trade).

The Electricity Market and Security of Supply Strategy Paper was approved by a High Decision Council on May 18, 2009. This paper sets forth the strategy to develop a well-functioning market in electricity sector by drawing a road map for essential elements for ensuring security of supply and enhancing competitiveness in the rapidly growing electricity market of Turkey. The strategy’s main focus is on security of supply, including a capacity mechanism and targets for utilizing domestic sources for power generation. The strategy also covers market design and includes a road-map for implementing a new wholesale market regime.

According to the strategy paper, electricity produced from renewable sources when compared to all forms of electricity generation is projected to be at least 30% by 2023. In this scope, remaining hydro and indigenous coal potential which could be exploited technically and economically will be utilized to generate electricity energy by 2023. Installed wind power capacity is estimated to reach 20,000 MW by 2023. Utilization of geothermal and solar resources will be extended significantly in electricity generation. Introduction of nuclear power to the generation mix is also envisaged by 2020. The strategy paper states that new interconnection lines will be set up and the capacity of existing interconnection lines will be upgraded so as to advance electricity import and export potential with neighboring countries.

Electricity Interconnections

Turkey has the following existing interconnections with neighboring countries that are currently in use, and import/export figures are as follows:

•	Bulgaria: There are two 400 kV separate interconnection lines between Hamitabat (Turkey) and Maritsa East (Bulgaria), and each of them currently operate in synchronous parallel mode with the ENTSO-E Continental Europe Synchronous Area (CESA). 4,571 GWh/year of energy was imported from Bulgaria to Turkey and nearly 0.2 GWh/year of energy was exported from Turkey to Bulgaria through the Hamitabat-Marista East interconnection line in connection with trial synchronous parallel operation between the Turkish power system and ENTSO-E CESA in 2013.

Experts in Transmission System Operation in Turkey, Romania and Bulgaria have formed a Study Group, which will search for alternative ways to achieve electricity transfers between the three countries through an overhead transmission line. A preliminary report relating to data of the three countries was discussed in a Study Group meeting on October 10, 2013, in Istanbul.

•	Azerbaijan (Nahcievan): There is a 154 kV interconnection line between Babek (Nahcivan/Azerbaijan) and Iğdır (Turkey) which is currently operating in import in isolated region mode. 276.7 GWh/year of energy was imported from Nahcevan to Turkey and 13.5 million kWh/year of energy was exported from Turkey to Nahcievan at 15-25 MW peak power through the Igdir-Babek interconnection line in 2013.

•	Iran: There are two interconnection lines; one of which is a 400 kV Khoy (Iran) and Başkale (Turkey) interconnection line and currently operating at 230 kV and the other is a 154 kV Doğubeyazıt (Turkey) and Bazargan (Iran) interconnection line, both of which are currently operating in import in isolated region mode. Approximately 2,140 GWh of energy was imported from Iran to Turkey through the Khoy-Baskale interconnection line and 265.2 million kWh energy was imported from Iran to Turkey via 154 kV Doğubayazıt-Bazargan interconnection line in 2013.

•	Georgia: There is a 220 kV interconnection line between Hopa (Turkey) and Batum (Georgia) which is currently operating in import in isolated region mode. In addition, construction of the 400 kV interconnection line between Borçka (Turkey) and Akhaltsikhe (Georgia) with a DC back-to-back station in Akhaltsikhe was completed in 2013 and ready for use. Further, construction and construction of a new 154 kV transmission line, between Batumi (Georgia) and Muratlı (Turkey), with a DC back-to-back station at Georgian side is under consideration. 86 million kWh/year of energy was imported from Georgia to Turkey via the Hopa-Batum interconnection line in 2012. A total of 1,221 million kWh of energy was imported through this line between January 1, 2007 and December 31, 2012. A total of 1,171.8 million kWh of energy was exported from Turkey to Georgia (Acara) between January 1, 2007 and December 31, 2010.

•	Syria: The 400 kV interconnection line between Birecik (Turkey) and Aleppo (Syria), has been offline since October 1, 2012 due to technical problems on the Syria side. However, steps have been taken to increase the amount of energy exchanged between Syria and the back to back station in Şanlıurfa (Birecik TS to 600 MW. A successful interconnection depends on the crisis in Syria ending and the establishment of new relationship with the appropriate institutions.

•	Iraq: There is a 400 kV interconnection line between PS3 (Turkey) and Zakho (Iraq) which was being used for export to Iraq in isolated mode, but the use of this line was terminated as of January 25, 2011. However, an Interconnection Operation Agreement was signed between TEİAŞ and the Regional Directorate of Iraq and the Ministry of Electricity on June 10, 2013. As of June 12, 2013, the interconnection line has resumed operation. Installation of a second 400 kV interconnection line between Cizre (Turkey)–Mosul (Iraq), is well underway and the portion of the line within Turkish borders is 130 kilometers in length. Cizre -Border section has been completed but the Mosul - Border section is not and Iraqi authorities have stated that they cannot predict when this section will completed. 421.6 GWh energy was exported from Turkey to Iraq through PS3 - Karkey (Turkey) - Zakho (Iraq) Interconnection Line in 2013.

Construction of another 400 kV interconnection line between Cizre (Turkey) and Musul (Iraq) is in the tender process. The study for the installation of the section of the line within the borders of Turkey has been started within 2012 and the ongoing studies are expected to be completed in 2013.

•	Greece: There is a 400 kV interconnection line between Babaeski (Turkey) and Philippi Neo Santa (Greece) which is currently operating in synchronous parallel mode with ENTSO-E CESA).173.2 GWh/year of energy was imported from Greece to Turkey and nearly 804.7 GWh/year of energy was exported from Turkey to Greece through the Babaeski-Neosanta interconnection line in connection with trial synchronous operation between the Turkish power system and ENTSO-E CESA in 2013. A Bilateral Agreement was signed in November 2012 between TEİAŞ and IPTO (ADMIE), the independent power system operator of Greece, with respect to the commissioning of a communication channel for providing the real time data exchange realized between the National Load Dispatch Center located in Ankara and Athens.

EMRA issued the By-law on Electricity Market Import and Export, published in the Official Gazette dated May 17 , 2014 (No. 29003), in order to identify rules and exceptions governing the export and import of electricity through interconnections between the national grid and transmission grids of neighboring countries and to determine methods and principles of capacity allocation in international interconnections.

Trial synchronous parallel operation of the Turkish Power System with the ENTSO-E Continental Europe Synchronous Area (CESA) began on September 18, 2010. The trial parallel operation will be finalized in 3 sections. The “limited commercial exchange” period, which is the third and last phase, was delayed until the autumn of 2013. On September 4 2013, ENTSO-E Regional Group Continental Europe (ENTSO-E RG CE) Plenary approved the report emphasizing the success of the technical studies carried out by TEİAŞ for ENTSO-E connection. The trial operation process has been extended until October 18, 2014.

According to the Electricity Market and Security of Supply Strategy Paper, electricity transmission connections with neighboring countries which are not ENTSO-E members were envisaged to be realized at asynchronous parallel (DC) operation method. Until the establishment of the required (DC) facilities to provide the asynchronous operation of the electricity transmission connections with the neighboring countries, electricity exchange must be realized at other connection methods.

Crude oil and natural gas pipelines and pipeline projects

As the energy bridge between the east and the west, Turkey has already completed various regional and inter-regional interconnection projects and promotes certain others in order to meet its own energy demand as well as to remain an important actor in the transportation of hydrocarbons.

As an economically feasible and environmentally protective project for the transportation of crude oil produced mainly in the Azeri-Chirag-Guneshli offshore fields of Azerbaijan, the Baku-Tbilisi-Ceyhan Crude Oil Pipeline is operated under the sponsorship of a group of petroleum companies, collectively BTC Co., formerly known as MEP Participants. BTC Co. is led by BP Exploration (Caspian Sea) Ltd. Other current shareholders include SOCAR, Chevron, Statoil BTC Caspian As, TPAO, ENI, Total, Itochu Oil Exploration (Azerbaijan) Inc., INPEX, ConocoPhillips, and. ONGC Videsh Limited. An Intergovernmental Agreement among Azerbaijan, Georgia and the Turkey and the Host Government Agreements between the governments of these countries and shareholders of BTC Co., constitute the legal framework of the project.

Since June 4, 2006, the BTC pipeline has operated commercially. As a result of tremendous efforts to complete the pipeline, the first oil reached Ceyhan Marine Terminal (CMT) on May 28, 2006 and the first tanker was commercially commissioned on June 4, 2006. This pipeline provides a route to international markets for oil from the Caspian region, primarily from Azerbaijan and the giant ACG field complex in the offshore Caspian. The pipeline route is from the Sangachal terminal in Baku, Azerbaijan via Georgia to the Turkish Mediterranean coast at Ceyhan. The total length of the pipeline is 1760 km and the original capacity was 1 mb/d. As of the end of 2013, approximately 2 billion barrels of oil were transported to the world markets.

The BTC Pipeline, as the pioneer of the east-west energy hub connecting the energy supplies in the Caspian region and Central Asia with Western markets, has a capacity of 50 million tons of crude oil per annum and is expected to remain operational for 40 years with possible extensions of two subsequent 10 year periods.

An Intergovernmental Agreement (the “IGA”) relating to the sale of Shah Deniz Phase II gas to Turkey and the transit passage of natural gas originating from Azerbaijan across Turkey was signed on October 25, 2011 between Turkey and Azerbaijan.

The IGA sets forth two options for transiting natural gas across Turkey; either via the national grid of Turkey or via a standalone pipeline. On December 24, 2011, Turkey and Azerbaijan signed a Memorandum of Understanding concerning the development of such standalone pipeline. The project will have minimum 16 bcm/a capacity and will be scalable to accommodate future natural gas volumes originating and transiting from

Azerbaijan. The Intergovernmental Agreement and the Host Government Agreement of The Trans Anatolian Pipeline (TANAP) Project were signed on June 26, 2012 and become effective on April 8, 2013. Construction is scheduled to start in 2015 with first gas flow planned at the end of 2018 to Turkey and at the beginning of 2019 to Europe. TANAP Project is critical to meeting the natural gas demand of both Turkey and Europe. Upon operation, this project would be the first to take gas from the Caspian Sea and transmit it to Europe from Caucasus as an alternative to Russian gas. 6 bcm of the 16 bcm of gas to be taken from the Stage 2 of the Shah Deniz Offshore Gas Field is planned to be used in Turkey and the remaining 10 bcm is planned to be transmitted to Europe through TANAP Project. Thus, Turkey will become a strategic country for European energy supply security. Regarding the TANAP Project, the Final Investment Decision has been taken and Gas Transportation Agreements were signed on December 17, 2013.

On May 30, 2014 “Agreement relating to the sale and purchase of 30% of the issued share capital of TANAP Doğalgaz İletim A.Ş. between State Oil Company of the Republic of Azerbaijan and Boru Hatları ile Petrol Taşıma A.Ş.” was signed and the share of BOTAŞ in TANAP project increased to 30%.

The TANAP Project is designed as the backbone of the Southern Gas Corridor and will contribute to not only the diversification of natural gas sources for Turkey but also European energy supply security. TANAP Project will facilitate the realization of the other projects such as SCPX and TAP within the Southern Gas Corridor.

Once the Southern Gas Corridor is opened by Azerbaijani gas, other gases such as the Turkmen gas originated from Caspian Basin or Iraqi and Iranian gas can also flow through this corridor as well.

In June of 2013, the consortium developing Azerbaijan’s Shah Deniz gas field chose the Trans Adriatic Pipeline (TAP) over Nabucco West project. The TAP project, first envisioned more than a decade ago, reflects a European Union push for alternatives to Russian gas imports and is expected to start flowing in 2019. The annual gas transportation capacity of the project is planned to be 10 bcm. However, the design of the pipeline will allow to transport additional gas sources more than 20 bcm/a. The TAP project will collect Azeri gas via Turkey and will start on the border of Turkey and Greece, where it will connect with the TANAP project. TAP will continue onshore, crossing the entire territory of Northern Greece, then pass through Albania to the Adriatic coast. The offshore section of the pipeline will traverse the Adriatic Sea and will connect Italy’s gas transportation network in Southern Italy. TAP will be approximately 870 kilometers in length (Greece 545 km; Albania 211 km; Adriatic Sea 105 km; Italy 8 km). TAP is fronted by Norway’s Statoil, Swiss company AXPO E.ON Ruhrgas of Germany, BP of England, SOCAR of Azerbaijan, Fluxys of Belgiım and TOTAL of France. The EU Commission has assessed the strategic potential of Turkey in transporting oil and gas to European markets. The framework of the EU program is anticipated to initiate activities for a gas pipeline between Turkey and Greece with the objective of establishing the South European Gas Ring which would allow for the resources of the Caspian basin, Russia, the Middle East, Southern Mediterranean countries and other international sources to flow through Turkey to European markets.

As the first step of the South European Gas Ring Project, the Interconnector Turkey-Greece (ITG) pipeline was inaugurated on November 18, 2007 with an official ceremony. Following the completion of the pipeline, the first gas delivery to Greece started in November 2007. The interconnection line between the two countries is expected to be extended to Europe through multiple routes.

Iraq is considered an important resource for both Turkey and Europe in respect of oil and gas supply. Turkey is a secure and sustainable route for the exportation of Iraqi oil and gas to the world markets as well as Turkey itself. With political stability in Iraq, such sources could be supplied to Turkey and world markets via Turkey in the future.

On March 28, 2014, a Memorandum of Understanding relating to the Turkey-Bulgaria Interconnector Project. This memorandum establishes a Joint Working Group in order to prepare a prefeasibility report and action plan for the Project.

A joint declaration was signed between Elektrik Üretim A.Ş. (EÜAŞ) and Korea Electric Power Company (KEPCO) in March 2010, for the purpose of installing the second nuclear power plant in the Sinop nuclear power plant site, on the Black Sea Coast of Turkey. After technical studies continued approximately five months, the intergovernmental negotiation process started, but the negotiations ceased in November 2010 due to disagreement on some important issues. Shortly thereafter, negotiations with the Japanese government were started in November 2010, regarding the Sinop Project. The negotiations halted because of the Fukushima Daichi nuclear power plant accident on March 11, 2011.

Facing an ever-increasing energy demand and challenges related to climate change, nuclear energy has once more moved up on the agenda of several countries including Turkey. With a growing population and a rapidly expanding economy, Turkey’s dependence on fossil fuel resources from external suppliers presents a substantial challenge to its energy security. Turkey is currently looking into the possibilities of diversifying its energy resources both in type and origin to meet the demand. Nuclear energy is one of viable options in this regard. Turkey diligently takes all necessary precautions in generation of nuclear energy. In Nuclear Power Plant projects of Turkey, state-of-art technologies and methods will be utilized to obtain the highest level of nuclear safety, taking in to account the latest developments in Fukushima Daichi Nuclear Power Plant.

The following table presents Turkey’s energy supply (by resource) for the years indicated:

Table 7

		Coal (2)		Oil		Hydro		Gas		Electricity		Other		Total
		(mtoe)(1)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)
Production	2009	17.4	16.39%	2.35	2.21%	3.09	2.91%	0.63	0.59%	—	—	6.86	6.46%	30.33	28.58%
	2010	17.52	16.04%	2.61	2.39%	4.45	4.07%	0.63	0.58%	—	—	7.22	6.60%	32.43	29.68%
	2011	17.84	16.40%	2.4	2.21%	4.5	4.14%	0.63	0.58%			6.63	6.09%	32	29.41%
	2012	17.01	14.15%	2.4	2%	4.98	4.14%	0.53	0.44%			6.99	5.81%	32	26.62%

Import	2009	15.34	14.45%	33.89	31.93%	—	—	32.88	30.98%	0.07	0.07%	—	—	82.18	77.43%
	2010	15.92	14.57%	36.57	33.48%	—	—	34.82	31.87%	0.1	0.0009	—	—	87.41	80.01%
	2011	15.8	14.52%	39.19	36.02%		—	36.12	33.20%	0.39	0.36%			91.5	84.10%
	2012	22.43	18.68%	37.86	31.52%			37.91	31.56%	0.5	0.41%			98.7	82.18%

Export (3)	2009	—	—	6.7	6.31%	—	—	0.06	0.06%	0.1	0.09%	—	—	6.86	6.46%
	2010	—	—	7.64	6.99%	—	—	0.06	0.06%	0.17	0.0015	—	—	7.87	7.20%
	2011		—	7.68	7.06%		—	0.06	0.06%	0.31	0.28%			8.05	7.40%
	2012	0.005		6.10	5.07%			0.5	0.41%	0.25	0.21%			6.86	5.71%

Net Stock	2009	—	—	—	—	—	—	—	—	—	—	—	—	-0.3	-0.28
	2010	—	—	—	—	—	—	—	—	—	—	—	—	-0.3	-0.3
	2011	—	—	—	—	—	—	—	—	—	—	—	—	1,1	0.97
	2012													0.81	0.67

Statistical Error	2009	—	—	—	—	—	—	—	—	—	—	—	—	1.47	1.39
	2010	—	—	—	—	—	—	—	—	—	—	—	—	-1.9	-1.80
	2011	—	—	—	—	—	—	—	—	—	—	—	—	-0.006	-0
	2012													0.563	0.46

Total Supply	2009	32.91	31.01%	30.57	28.80%	3.09	2.91%	32.78	30.88%	—	—	6.86	6.46%	106.14	—

	2010	33.53	30.68%	29.22	26.74%	4.45	4.07%	34.91	31.95%	—	—	7.22	6.60%	109.26	—
	2011	33.64	30.92%	33.91	31.17%	4.5	4.14%	36.75	33.78%			6.63	6.09%	108.8
	2012	39.29	32.71%	31.20	25.97%	4.97	4.13%	37.37	31.12%			7.24	6.02%	120.1

(1)	Million metric tons of oil equivalent. Calorific unit of energy is taken as 860 kcal/10 kWh
(2)	Includes coke and petrocoke
(3)	Includes marine bunkers.

Source: MENR

AGRICULTURE

While agriculture has historically been a very important sector in Turkey, the contribution of this sector to the country’s GDP has diminished in the past few years. Nevertheless, this sector is crucial to the Republic since the agricultural sector employs a significant portion of Turkey’s work force, supplies products to many other sectors and it critical for two important concepts; food security and safety.

Structural reform has been at the center of all agricultural policy discussions since 1999. The main aims of the initial reform program were to phase out price support and credit subsidies, to withdraw the government from its direct involvement in production, the processing and marketing of crops and to introduce a less distorting support system that is called Direct Income Support (DIS) based on land rather than inputs or output.

In 2000, the Government began to implement the Agricultural Reform and Implementation Project (ARIP), with the support of the World Bank, to mitigate potential short-term adverse impacts of subsidy removal, to facilitate the transition to efficient production patterns (a crop substitution scheme for tobacco and hazelnut), and to establish a National Farmer Registry (NFR) System, each of which would also contribute to harmonize policies with the Common Agricultural Policy of the EU. ARIP was extended in 2006 to include DIS and a new Rural Development Program and a wider set of investment support activities. In 2009, ARIP ended and DIS payments have been replaced by other area based support schemes like fertilizer and diesel supports which are independent of real consumption.

A new Agricultural Law was also enacted in 2006 to implement the Government’s “Agricultural Strategy Paper 2006-10” adopted at the end of 2004, which was intended to bring Turkey’s agricultural policies more in line with those of the EU in addition to institutionalizing the then-newly started DIS payments.

In recent years, support schemes that contribute to productivity have been given special importance. Premium payments especially for oil seeds, area-based supports, animal husbandry supports and rural development supports are among the major schemes in the support program. In 2012, those major support schemes have accounted for 31.5%, 31.4%, 29.3% and 2.6% of total support budget respectively. The distribution of premium payments, area-based supports, animal husbandry supports and rural development supports for the year 2013 are estimated to have constituted 29.7%, 27.1%, 32.5% and 5.0% of the total support budget, respectively.

A new agricultural support strategy is being prepared in order to align with applicable EU standards. Under this strategy, agricultural support payments will be differentiated on area and product base in order to increase competitiveness in the sector and provide stability in farm incomes.

As irrigation investments accelerated with the introduction of the GAP action plan (2008-2012), the concentration on regional development action plans increased. A new version of the GAP action plan is currently being finalized. In addition, upcoming action plans for other priority regions are also in process. The purpose of such plans is to increase the amount of land that can be irrigated by finalizing projects through constructing secondary and tertiary canals. While enlarging the total irrigated land figure, the focus will be on using the new technology that conserves water in irrigation systems. In order to overcome water scarcity problems and use available resources more efficiently, modern irrigation systems are built not only by constructing new systems but also by rehabilitating old ones.

In 2011, agricultural value added increased by 6.1%, compared to a 2.4% increase in 2010 (in 1998 prices). Also, the growth rate of agricultural sector continued in 2011 by 5.3% in real prices. Agriculture accounted for approximately 9.2% of GDP in real prices and 22.1% of civilian employment in 2012. The share of agriculture decreased by 0.3% and accounted for approximately 8.8% of GDP in 2011. In 2012 and 2013, value added in agriculture increased by 3.1% for each year and accounted for 8.7% and 8.2% of GDP (at current prices) respectively.

Although agricultural production in Turkey is generally less efficient than elsewhere in Europe, Turkey is largely self-sufficient with respect to crops. Turkey is a net exporter country in terms of agricultural raw and processed products trade in the world market. Moreover, there have been significant improvements in the quality and productivity of its crops in recent years. These crops, such as barley, wheat, maize and soya, have become more readily marketable.

The following table presents Turkey’s agricultural output (by crop) for the years indicated:

Table 8

		Agricultural Output
	Annual						Percentage Change
	2009	2010	2011	2012	2013	10/09	11/10	12/11	13/12
		(in thousands of tons)
Cereal
Wheat	20,600	19,674	21,800	20,100	22,050	-4.5	10.8	-7.8	9.7
Barley	7,300	7,250	7,600	7,100	7,900	-0.7	4.8	-6.6	11.3
Maize	4,250	4,310	4,200	4,600	5,900	1.4	-2.6	9.5	28.3
Pulses
Lentils	275	422	380	410	395	53.4	-28.9	7.9	-3.7
Chick Peas	563	531	487	518	506	-5.7	-8.1	6.4	-2.3
Dry Beans	181	213	201	200	195	17.4	-5.7	-0.5	-2.5
Industrial Crops
Sugar Beet	17,275	17,942	16,126	14,920	16,483	3.9	-10.1	-7.5	10.5
Cotton (raw)	1,725	2,150	2,580	2,320	2,250	24.6	20.0	-10.1	-3.0
Tobacco	81	53	45	73	90	-34.6	3.9	62.2	23.3
Oil Seeds
Cotton	1,021	1,273	1,527	1,373	1,287	24.6	20.0	-10.1	-6.3
Sunflower	1,057	1,320	1,335	1,370	1,523	24.9	1.1	2.6	11.2
Groundnut	90	97	90	123	141	8.0	-7.1	36.7	14.6
Tuber Crops
Potatoes	4,425	4,548	4,613	4,795	3,948	2.0	2.2	3.7	-17.7
Dry Onions	1,850	1,900	2,141	1,736	1,904	2.7	12.7	-18.9	9.7
Fruit Bearing Vegetables
Watermelons and Melons	5,489	5,295	5,512	5,711	5,587	-3.5	4.1	3.6	-2.2
Tomatoes	10,746	10,052	11,003	11,350	11,820	-6.5	9.5	3.2	4.1
Fruits and Nuts
Grapes	4,265	4,255	4,296	4,185	4,011	-0.2	1.0	-2.6	-4.2
Figs	244	255	261	275	299	4.3	2.2	5.4	8.7
Citrus Fruits	3,514	3,572	3,614	3,475	3,681	7.6	1.2	-3.8	5.9
Hazelnuts	500	600	430	660	549	20.0	-28.3	53.5	-16.8
Apples	2,782	2,600	2,680	2,889	3,128	-6.6	3.1	7.8	8.3
Olives	1,291	1,415	1,750	1,820	1,676	9.6	23.7	4.0	-7.9
Tea	1,103	1,306	1,231	1,250	1,150	18.3	-5.7	1.5	-8.0
Value Added in Agriculture
(at 1998 prices, billion TL)	9,769	9,999	10,605	10,935	11,276	2.4	5.3	3.1	3.1

SERVICES

The services sector, which accounted for 69.5% of GDP (excluding tax-subsidies and Financial Intermediation Services Indirectly Measured) in 2012 (compared to 68.7% of GDP in 2011) and 58.1% of total civilian employment in 2013, is composed of a wide range of activities including construction, wholesale and retail trade, tourism, transport and communications, as well as finance and commerce, health, education and social services. In 2012, value added in the services sector increased by 2.4%, compared to a 9.0% increase in 2011. The increase in the services sector was attributable to the overall recovery of the Turkish economy and its impact on trade and construction sectors. In 2013 value added increases continued in the services sector and the growth rate reached 5.5%.

Trade

In 2012, wholesale and retail value added decreased and accounted for 13.4% of GDP (at current prices) as a result of decreases in domestic demand and output. However, in 2013, wholesale and retail value added rose by 4.9% and accounted for 13.6% of GDP (at current prices).

Tourism

Tourism has become a major growth sector in Turkey’s economy, has contributed significantly to foreign exchange earnings, and has generated demand for other activities including transportation and construction. Government policy has been to support and promote growth in the tourism sector in Turkey by expediting improvements in infrastructure and by facilitating private investment in this sector, including both foreign and domestic investment.

In 2010, the total number of foreign visitors visiting Turkey increased by 5.7% to 28.6 million. Nevertheless, tourism revenues decreased by 1.7% to U.S.$22.6 billion. In 2011, the number of foreign visitors increased by 9.9% to 31.5 million and tourism revenues increased by 10.9% to U.S.$25.1 billion. In terms of number of tourists, Turkey moved up one position to sixth place among world’s top tourism destinations in 2011 and remained in sixth place in 2012. These figures also show that average spending by tourists in Turkey increased in 2011. Current political crisis in Northern African countries has lead to an increase in Turkish tourism. In 2013, the total number of foreign visitors visiting Turkey increased by 9.8% to 34.9 million and tourism revenues increased by 10.5% to U.S.$28 billion.

The following table presents overall tourist arrivals, receipts and the percentage change in receipts for the years indicated:

Table 9

Year	Total Arrivals	Total Receipts	% Increase in Total Receipts
	(in thousands)	(in millions of US dollars)	(percentage)
2009	27,077	22,980	-1.6
2010	28,632	22,585	-1.7
2011	31,456	25,054	10.9
2012	31,783	25,345	1.2
2013	34,910	27,997	10.5

Sources: CBT, Ministry of Culture and Tourism

Transport and Communications

Modernization of transport and communications has been a priority of the public sector in the past decade, and since 1996 this sector has received, on average, approximately 33% of total public sector investment. Including private sector investments in transport, approximately 23% of gross fixed capital development has been allocated to transportation and communication since 1996.

Major projects have included the construction of motorways, the expansion of airports and air traffic control systems, railway improvement, and the continuing improvement of road standards to higher load/axle capacity in intensive traffic areas.

Since its liberalization in 2004, the telecommunications sector has experienced rapid growth. As of 2012 and 2013, the value of the telecommunications market reached approximately U.S.$16.8 billion and U.S.$17 billion, respectively. A total of 1035 authorizations were granted to 625 telecommunications operators as of August 22, 2014.

The Electronic Communications Law (Law No. 5809, published in Official Gazette on November 11, 2008), which was prepared in line with EU legislation, came into effect in 2008. It introduced a general regime that considerably simplified market entry for providers. Several additional regulations have been put into effect since the enactment of Law No. 5809.

In the context of the EU accession process of Turkey, the “Information Society and Media” chapter of the EU acquis (Chapter 10) was opened for negotiation in December 2008. Negotiation is still open as of the date of this Annual Report.

3G mobile broadband services were introduced in August 2009 in Turkey. As of 2012, 3 telecommunication operators provide these services.

The usage of fixed and mobile broadband services is steadily increasing in Turkey while fixed telephone usage has been declining since 2006. Mobile telephone (GSM + 3G) use was around 88% as of March 2012 and fixed line telephone use declined to 19.85%. The use of broadband services in Turkey increased drastically in the last few years. Total broadband use was around 22.3% as of March 2012, and mobile broadband use reached 12%.

In 2009, it decreased by 7.8% and accounted for 12.3% of GDP. In 2010 and 2011, the total output in transportation and communication increased by 11.0% and 10.4% in real terms and accounted for 12.4% and 13.1% of GDP at current prices), respectively. In 2012, value added in transportation grew by 2.0% and accounted for 13.5% of GDP (at current prices). In 2013, the growth rate in this sector was occurred as 3.4% and share in GDP was 13.4%.

Construction

The importance of the construction sector is underscored by the role of housing, particularly by the activities of the Mass Housing Administration, the development of industrial facilities and commercial buildings, and the implementation of public infrastructure improvements. Also, domestic and international contracting and engineering services are important to the value added and employment potential of Turkey. With its strong knowledge, experience and human resource capacity, the Turkish construction and contracting services sector is competitive in foreign markets.

The construction sector shrunk by 16.1% in 2009. However, the sector began to recover in 2010 from the sectoral recession with a growth rate of 18.3%. In 2011 the sector grew by 11.5%. Following this high growth period, a slowdown was observed in the sectoral activity, which is reflected by a 0.6% growth in 2012. In 2013, value added in construction recovered and achieved a 7.1% growth rate.

The construction and contracting sector maintains a competitive position in certain foreign markets, especially in North Africa, Middle East and CIS. Its market share has increased from around U.S.$1 billion in 2000 to U.S.$31.7 billion in 2013. The total contracting amounts in 2009, 2010, 2011, 2012 and 2013 were U.S.$21.7 billion, U.S.$23.1 billion, U.S.$20.5 billion, 29.5 billion and U.S.$31.7 billion respectively.

EMPLOYMENT AND WAGES

The total civilian labor force in Turkey was 27,047 thousand people in 2013. Turkey has a large pool of unskilled and semi-skilled workers. Turnover in the labor force has been high in certain industries, particularly in those that are labor-intensive. During the period from 2008 to the end of 2013, the total labor force increased at an average annual rate of approximately 3.77%.

Total civilian employment was 24,601 thousand in 2013, of whom approximately 21.2% were employed in agriculture, 20.7% in industry and 58.1% in services. Moreover, in 2013, the labor force participation rate was at 48.3%, compared to 47.6% in 2012.

There were 3,319,584 public sector workers at the end of 2013. The rate of unemployment was 9.0% in 2013, compared to 8.4% in 2012.

The following table sets forth information with respect to the labor force and employment in Turkey for the dates indicated:

Table 10

	Employment (in thousands)
	2009	2010	2011	2012	2013
Civilian labor force	23,710	24,594	25,594	26,141	27,047
Civilian Employment	20,615	21,858	23,266	23,937	24,601
Agriculture	4,752	5,084	5,412	5,301	5,204
Industry	4,179	4,615	4,842	4,903	5,101
Services	11,684	12,159	13,012	13,733	14,297
Unemployed	3,095	2,737	2,328	2,204	2,445
Unemployment rate (%)	13.1	11.1	9.1	8.4	9.0

Source: TURKSTAT

The collective bargaining system in Turkey covers workers in the public and private sectors. The public sector includes employees who are defined under Union and Collective Bargaining Law No. 6356 and work for state – owned enterprises.

In 2009, labor costs in the public sector increased by 7.7% in nominal terms (6.4% in real terms) compared to 2008. Labor costs in the private sector increased by 8.1% (6.8% in real terms) in 2009, compared to 2008. Labor costs (including salaries and benefits) for civil servants increased by 7.0% in nominal terms (-1.4% in real terms) in 2009 compared to 2008.

In 2010, labor costs in the public sector increased by 6.9% (-1.5% in real terms), compared to 2009. Labor costs in the private sector increased by 7.2% (-1.2% in real terms) in 2010, compared to 2009. Labor costs (including salaries and benefits) for civil servants increased by 7% (-1.4% in real terms) in 2010 compared to 2009.

In 2011, labor costs in the public sector increased by 6.4% (-4.2% in real terms), compared to 2010. Labor costs in the private sector increased by 11.6% (0.5% in real terms) in 2011, compared to 2010 (predict). Labor costs (including salaries and benefits) for civil servants increased by 12.0% (0.8% in real terms) in 2011, compared to 2010.

In 2012, labor costs in the public sector increased by 7.2% (1.0% in real terms), compared to 2011. Labor costs in the private sector increased by 9.4% (3.1% in real terms) in 2012, compared to 2011. Labor costs (including salaries and benefits) for civil servants increased by 13.1% (6.6% in real terms) in 2012.

The following table sets forth the real and nominal changes in costs of labor to public and private employers from the prior year for the public and private sectors and civil servants for the years indicated:

Table 11

	Changes in Labor Costs
	Public Sector		Private Sector(2)		Civil Servants
	Nominal	Real (1)	Nominal	Real (1)	Nominal	Real (1)
			(percentage change)
2009	7.7	6.4	8.1	6.8	13.4	12.0
2010	6.9	-1.5	7.2	-1.2	7.0	-1.4
2011	6.4	-4.2	11.6	0.5	12.0	0.8
2012	7.2	1.0	9.4	3.1	13.1	6.6
2013	9.2	4.5	—	—	7.3	2.7

(1)	Deflated by the WPI. Labor costs presented in this table include costs of employment in addition to wages.
(2)	Figures represent a selective sample of wages covered by the collective bargaining agreements between TİSK, the confederation of employer unions, and trade unions.

Source: Ministry of Development, Turkish Confederation of Employer Associations, TURKSTAT, Ministry of Finance.

The wages of civil servants were increased by 8.7% on average in 2009 (consisting of a 4% increase effective from January 1, 2009 and a further increase of 4.5% effective from July 1, 2009). The wages of public sector workers increased by 2.5% for the first half of 2010 and by another 2.5% for the second half of 2010. The salaries of civil servants were increased by 2.5% for the first six months of 2010 and by another 2.5% for the second half of 2010. Salaries for civil servants were increased by an additional 1.06% in order to compensate for the difference between the actual inflation rate and the targeted inflation rate in the first half of 2010. The implementation of prudent policies in public finance and the banking sector created the fiscal flexibility that enabled the increase in wages and salaries of civil servants in 2009 and 2010 in accordance with then-existing contractual obligations. The salaries of civil servants increased by 4.0% in each six month period in 2011. The salaries of civil servants increased by 4.0% in the first six months of 2012 and it was announced that the salaries of civil servants would increase another 4.0% in the second half of 2012. The salaries of civil servants increased by 3.0% in each six month period of 2013.

The minimum wage for both private and public sector workers increased by 4.7% in the first six months of 2011. The minimum wage for both private and public sector workers increased by 5.91% in the first six months of 2012 and by another 6.09% in the second half of 2012. The minimum wage for both private and public sector workers increased by 4.1% in the first half of 2013 and by an additional 4.4% in the second half of 2013.

The Constitution recognizes the rights of employees and employers to form labor unions, employers’ associations and other organizations in order to safeguard and develop their economic and social rights and the interests of their members, consistent with the characteristics of Turkey as defined in the Constitution and in line with its democratic principles. A series of Constitutional amendments adopted in 1995 removed certain restrictions on activities of trade unions and associations, including restrictions on direct political activity, contributions from and to political parties and collective activity with other associations, foundations and professional organizations. In addition, the right of civil servants to establish trade unions was recognized.

The Constitution also stipulates, however, that the right to strike and to engage in lockouts is not to be exercised in a manner contrary to the principle of good faith, to the detriment of society or in a manner damaging to national wealth.

Law No. 6356, which regulates collective labor agreements, was enacted in 2012. This legislation came into force instead of the Law No. 2821 and 2822. With this new law many arrangements have been implemented to enhance the opportunities of trade union organization to move industrial relations and labor life to modern standards and ILO criteria.

As of July 31, 2013, 1,468,021 employees were members of a trade union (in public), compared to 855,463 employees at the beginning of 2007. Moreover, the ratio of civil servants who are union members was 68.77% as of July 31, 2013, compared to 68.17% as of July 31, 2012.

INFLATION

Despite having increased in the last quarter due to record high unprocessed food prices, CPI ended 2009 at a historic rate of 6.5%. The increase in PPI was 5.9% during the same period. The sharp contraction in economic activity and the collapse of commodity prices due to the global financial crisis brought down inflation rates in all major categories of the CPI basket. Energy and processed food prices, which are particularly sensitive to commodity price developments, displayed sharp declines. Price changes in services were also at their lowest levels across all categories due to weak demand conditions and a favorable outlook in cost-based factors. The contribution of core goods to inflation eased as well.

In 2010, CPI and PPI inflation were 6.4% and 8.9%, respectively with the CPI being close to the year-end inflation target of 6.5%. In the first quarter of 2010, increases in indirect tax rates on alcoholic beverages, tobacco and fuels, along with the base effect, resulted in a rise in inflation. However, in the second quarter of 2010, inflation began to decrease with the easing of food and commodity prices. Although domestic demand recovered in 2010, aggregate demand conditions did not create inflationary pressures. Hence, inflation in subcategories of the CPI followed a reasonable course, except for unprocessed food prices, which were volatile during 2010. Meanwhile, despite increasing in the first quarter of 2010, the annual rate of increase in core inflation indicators remained at considerable lower levels than headline inflation throughout the year.

Falling to a historically low year-end value in 2010, the annual headline inflation further declined in the first quarter of 2011 and decreased by March 2011 to 3.99%, the lowest figure since June 1970. Throughout the year, import prices denominated in Turkish lira increased, mainly through the depreciation of the Turkish lira, which caused core goods inflation to soar in the second half of 2011. Though it did not have an unfavorable outlook, annual inflation of services followed a mild upward trend. While year-on-year rates of processed food prices rose during 2011, rates for unprocessed food followed a volatile course which led to a similar course in the annual inflation of food group. Likewise, energy prices followed an upward trend, which got steeper after energy price adjustments in the last quarter of 2011. Also, adding to upward price pressures, the tax rate on certain items such as alcoholic beverages and tobacco products increased in the fourth quarter of the year. Additionally during 2011 the contribution of aggregate demand conditions to disinflation decreased and producer price pressures remained high. The sizable depreciation of the Turkish lira was the main factor causing the year-end target of 5.5% to be exceeded by a wide margin, as annual CPI inflation was realized at 10.45%. Meanwhile, PPI inflation rose to 13.33% and core inflation indicators scaled up.

In 2012, CPI inflation ended the year with a historically low year-end value of 6.2%. The depreciation of the Turkish lira in 2011 for the most part ceased to effect inflation, particularly with respect to durable goods, thus annual inflation in core goods displayed a downtrend across the year. The relatively favorable course of unprocessed food prices was a major factor in reducing inflation. The stable course of the foreign exchange rates, the slowdown in economic activity and the steady course of international commodity prices, excluding agricultural products, throughout the year contributed positively to the inflation outlook. Although services inflation grew slightly during this period, alleviated cost and demand pressures caused the core inflation indicators to trend downwards across the year. However, public price increases and tax adjustments, especially in the energy sector, were the leading factors in worsening inflation. Consumer inflation exceeded the 5% inflation target by 1.16% in 2012, but remained within the uncertainty band. PPI inflation also hit a historically low year-end level with 2.45% and curtailed cost-side pressures on consumer prices across the year.

In 2013, consumer inflation increased by 1.2 points year-on-year to 7.4%, overshooting the uncertainty band of the inflation target. The consumer inflation, which soared due to the tax adjustments on tobacco at the beginning of 2013, followed a volatile path in the remaining part of the year amid developments in unprocessed food and energy prices, and ended the mid-year significantly above the value implied by the target. In the second half of the year, the weak course of portfolio flows driven by global uncertainty over the monetary policies in advanced economies led to depreciation of the Turkish lira and caused core inflation indicators to rise with the pass-through effect. Consequently, inflation expectations deteriorated slightly during the last six months of 2013. PPI inflation rose to 6.97% and the course of producer prices suggested that cost pressures on consumer prices increased.

Uncertainty Band around Target and Inflation Realizations

Table 12

	Dec. 2009	Dec. 2010	Dec. 2011	Dec. 2012	Dec. 2013
Uncertainty Band (upper limit)	9.5	8.5	7.5	7	7
Uncertainty Band (lower limit)	5.5	4.5	3.5	3	3
Realization	6.5	6.4	10.4	6.2	7.4

Source: TURKSTAT, CBT

The following table presents the percentage changes in producer and consumer prices for the years indicated:

Inflation

Table 13

Year	Producer Price Index	Consumer Price Index
	(percentage change)
2009	5.9	6.5
2010	8.9	6.4
2011	13.3	10.4
2012	2.5	6.2
2013	7.0	7.4

Source: TURKSTAT

EDUCATION

According to the Address Based Population Registration System, the adult literacy rate among the 25-64 age group increased sharply from 80.5% in 1990 to 93.7% in 2013. The rate for men and women was 95.62% and 91.89%, respectively. Over the years, increasing primary school attendance rates have been influential in reducing the illiteracy rate.

According to the Ministry of Development, total student enrollment in the educational year 2012-2013 was 20.7 million, of whom 5.0% were in pre-primary school, 52.0% were in primary school, 19.2% were in secondary school and 23.8% were in university. The number of university students continues to increase year after year.

ENVIRONMENT

During the 1990s, Turkey experienced increasing environmental pressures as a result of rapid urbanization and rapid sectoral growth in energy, industry and transport. Among these environmental pressures, Turkey experienced industrial and municipal pollution, erosion, waste management inadequacies and water, air and noise pollution, particularly in urban areas, such as Istanbul, Ankara, Izmir, Kocaeli, Mersin and Adana.

The Ministry of Environment and Forestry (renamed in 2011 as the “Ministry of Environment and Urbanization), which is authorized to enforce environmental laws and regulations by imposing fines, civil and criminal sanctions or shutting down facilities, was formed in 2004. Turkey made significant advances in the latter half of the 1990s by reforming its environmental legislation to harmonize with the EU acquis, increasing environmental management capacity and increasing environmental investments. Provincial and local governments now exercise more power with regard to environmental issues. There are 81 provincial offices of the Ministry of Environment and Urbanization. In addition, the Supreme Environmental Board, which is composed of senior government officials, was established in 1996.

Partnership arrangements and other agreements have been made with private sector groups, including the cement, automobile, textile, sugar, and leather industries, for early compliance with environmental legislation. Considerable progress has been achieved in the environmental performance of export-oriented industries, and projects have been launched for ensuring environmentally sound performance of small and medium-sized enterprises. Since 1994, the private sector has been incentivized to invest in environmental protection through the use of matching grants, covering up to 50% of the costs of environmental investments, and tax exemptions. In 2008, the Ministry of Environment and Urbanization initiated a study to identify and remove environmentally harmful incentives in cooperation with other related institutions.

Turkey continues to cooperate with international environmental initiatives. Turkey is a party to most of the multilateral environmental agreements. Turkey is active in regional environmental initiatives such as the Mediterranean Technical Assistance Program, the Mediterranean Action Plan, the Black Sea Environment Program and Regional Agenda 21, which is a program for continuing development in Central Asian Republics and Balkan countries, pursuant to which these countries will operate under the same agenda regarding environmental issues.

As a candidate country for the EU, various environmental initiatives have been initiated by Turkey. The Environment Chapter opened as part of Turkey’s EU accession negotiations on December 21, 2009 following the fulfillment of the opening benchmarks. The Accession Process requires Turkey to address certain current environmental concerns, including, among others, water quality, the control of dangerous chemical substances and waste management. In January 2001, the European Commission (EC) permitted Turkey and 12 other candidate nations to join the European Environmental Agency prior to becoming full members of the EU.

Turkey has made significant advances towards developing its environmental legislation and provincial and local governments have been given increased power with respect to regulating environmental matters. However, problems remain with regard to implementation of environmental policies and as a result environmental issues persist.

COMPETITION LAW

The Law on the Protection of Competition (Law No. 4054, the “Competition Act) is the basic legislation which provides the framework for antitrust and merger control rules. The purpose of the Competition Act, which was adopted by the Grand National Assembly of Turkey on December 7, 1994, is to prevent agreements, decisions and practices preventing, distorting or restricting competition in markets for goods and services, and abuse by those undertakings dominant in the market, and to ensure the protection of competition by providing the necessary regulations and performing oversight to this end.

The Competition Act prohibits the following:

•	Agreements and concerted practices between undertakings, and decisions and practices of associations of undertakings which have as their objective or effect, or likely effect, the prevention, distortion or restriction of competition directly or indirectly in a particular market for goods or services (i.e., agreements involving price fixing, market sharing, etc.);

•	Abuse by an undertaking or association of undertakings of their dominant position in a particular field; and

•	Mergers or acquisitions that create or strengthen an undertaking’s dominant position and significantly decrease competition.

The Competition Act has been enforced by the Turkish Competition Authority (TCA) since 1997, when the TCA was formed, and the Competition Board is the decision-making body of the TCA. In addition, the Competition Board has the authority to adopt secondary legislation designed to assist in the implementation of the Competition Act, which is in line with the legislation of the European Union.

The TCA is stand-alone entity and is granted administrative and financial autonomy. The TCA is a related body of the Ministry of Customs and Trade, but is independent in fulfilling its duties.

The Competition Board has the power to impose an administrative fine of up to 10% of the annual gross revenue of an applicable entity on the undertakings or associations of undertakings or the members of such associations that violate the Competition Act. Moreover, an additional administrative fine of up to 5% of the fine referenced in the previous sentence is imposed on an undertaking’s/association of undertaking’s managers or employees who are determined to have had a decisive influence with respect to the violation. Undertakings or associations of undertakings or their managers and employees who actively cooperate with the TCA for purposes of disclosing violations of the Competition Act may not be fined or fines may be reduced due to such cooperation. The Competition Act also provides for turnover-based fines for certain procedural violations, such as failure to provide requested information; providing incomplete, false or misleading information; hindering or complicating on-the-spot inspections; executing unauthorized mergers or acquisitions, which are subject to review by the Competition Board, or failure to comply with the decisions of the Competition Board.

Furthermore, the Competition Act empowers the Competition Board to impose structural remedies (i.e., divestiture of certain assets) and behavioral remedies (i.e., elimination of certain conduct such as refusal to deal or amendments to certain provisions in agreements involving resale of goods by dealers) in the event the Competition Act is violated. As a final matter, the TCA is empowered to submit its opinions regarding draft legislation to the relevant administrative and legislative bodies.

The following table presents a summary of the files concluded by the TCA between 2009-2013:

Files Concluded

Year	Competition Infringement	Exemptions and Negative Clearance	Mergers and Acquisitions	TOTAL
2009	178	46	146	370
2010	252	96	276	624
2011	283	54	253	590
2012	303	50	303	656
2013	191	58	213	443
TOTAL	1,339	361	1,446	3,127

In 2010, the following secondary legislation was adopted:

•	Communiqué No. 2010/2 on Hearings held vis-à-vis the Competition Board, which sets forth rules and procedures for hearings held by the Competition Board;

•	Communiqué No. 2010/3 on the Regulation of the Right of Access to File and Protection of Trade Secrets explains the procedures and principles for determining whether information or documents obtained during the enforcement of the Competition Act qualifies as trade secrets and for protecting such information and documents that have been classified as trade secrets.

•	Communiqué No. 2010/4 Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board was published in the Official Gazette in 2010 and effective as of January 1, 2011. Communiqué No. 2010/4 replaced former Communiqué No. 1997/1. This Communiqué imposes new principles and procedures concerning mergers and acquisitions that are required to be authorized by the Competition Board and provides for a new notification system based on the turnover of undertakings instead of the old system based on market share and turnover as set forth in the former Communiqué No. 1997/1.

In 2011, the following legislation was adopted:

•	Articles 3, 20, 22, 27, 30 and 37 of the Competition Act were amended, in part to amend provisions regarding the composition of the Board and powers of the President of the TCA in delegating work to TCA staff.

•	Two guidelines on Communiqué No. 2010/4 were issued. One of the guidelines was with respect to remedies that are acceptable to the TCA and the other was with respect to ancillary restraints in mergers and acquisitions. The purpose of this Communiqué is to determine and announce the mergers and acquisitions which require notification to and authorization by the Competition Board.

In 2012, the following legislation was adopted:

•	Communiqué on the Procedure for the Applications about Competition Infringements (Communiqué No. 2012/2). The Communiqué determines and announces procedures for the intended applications to the TCA regarding the possible infringements of competition law and procedures for evaluating such applications within the Authority.

•	Communiqué on the Amendments Made to the Communiqué Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board (Communiqué No. 2010/4), (Communiqué No. 2012/3). With this communiqué, the merger notification thresholds have been amended. According to the amended (new) communiqué, authorization of the Board shall be required for the transactions which satisfy either one of the following thresholds:

(a) Total turnovers of the transaction parties in Turkey exceed TL100 million, and turnovers of at least two of the transaction parties in Turkey each exceed TL30 million, or

(b) The turnover in Turkey for the acquired assets or operations in acquisition transactions, or for at least one of the transaction parties in merger transactions exceeds TL30 million, and at least one of the other transaction parties has a global turnover exceeding TL500 million.

Communiqué No. 2012/3 also revoked previous exceptions in Communiqué no 2010/4 with respect to the affected market.

In 2013, the following legislation was adopted:

•	Block Exemption Communiqué on Specialization Agreements (Communiqué No: 2013/3): The purpose of this Communiqué is to establish the conditions for granting block exemption to specialization agreements between undertakings from the application of the provisions of Article 4 of the Competition Act.

•	Communiqué on the Procedures and Principles to be Pursued in Pre-Notifications and Authorization Applications to be Filed with the Competition Authority in Order for Acquisitions via Privatization to Become Legally Valid (Communiqué No: 2013/2): The purpose of this Communiqué is to establish and announce the procedures and principles to be pursued in pre-notifications and authorization applications to be filed with the Competition Authority in order for acquisitions realized by the Privatization Administration or by other public institutions and organizations to become legally valid, in accordance with Article 7 as well as Article 27, Paragraph 1, Subparagraph f of the Competition Act.

•	Guidelines on the General Principles of Exemption: The Competition Act dated 2.7.2005 and numbered 5388 abolished the obligation to notify the Board of the agreements, concerted practices and decisions of associations of undertakings that are under the scope of Article 4 of the Act. Since the obligation to notify was abolished, in principle, undertakings and associations of undertakings should make the assessment for exemption on their own without notifying the Board. The purpose of these guidelines is to draw a general framework about the scope of Article 4 and the principles for the application of the conditions listed in Article 5 as well as to set out the criteria used in the assessment of exemption.

•	Guidelines on the Assessment of Non-Horizontal Mergers and Acquisitions: The purpose of these Guidelines is to lay down the general principles to be taken into consideration in the initial assessments to be conducted by the Competition Board in relation to non-horizontal mergers and acquisitions.

•	Guidelines on Horizontal Cooperation Agreements: The purpose of these Guidelines is to establish the principles that shall be taken into consideration in the assessment, within the framework of Article 4 and 5 of the Competition Act, of agreements between undertakings, decisions of associations of undertakings and concerted practices with the nature of a horizontal cooperation.

•	Guidelines on Cases Considered as a Merger or an Acquisition and the Concept of Control: The cases considered as a merger or an acquisition are specified in Article 5 of the Communiqué no 2010/4 Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board (the Communiqué). Accordingly, a merger by two or more undertakings or the acquisition of direct or indirect control over all or part of one or more undertakings by one or more undertakings or by one or more persons who currently control at least one undertaking, through the purchase of shares or assets, through a contract or through any other means shall be considered a merger or an acquisition within the scope of Article 7 of the Act, provided there is a lasting change in control. Cases considered as a merger or an acquisition as per Article 7 of the Act are given in these Guidelines.

Turkish competition law is parallel to EU competition law and the implementation of competition policy in Turkey is one element of a much larger national initiative to advance beyond the Customs Union Agreement and achieve formal membership in the European Union. The Competition Act covers only antitrust and merger control rules. Regarding legislative alignment with the acquis communautaire in the field of competition rules and administrative capacity of the TCA, the 2011 Progress Report prepared by the European Commission reiterates that Turkey has made progress in adapting the acquis, administrative capacity is high and operational independence of the TCA is satisfactory. The Report indicated the need to make certain alignments with the acquis in some fields. Under Law No. 6015, published in the Official Gazette (No. 27738) dated October 23, 2010, the State Aid Monitoring and Supervision Board monitors and supervises state aids in line with the relevant acquis communautaire.

The TCA actively attends the meetings of Organization for Economic Cooperation and Development, United Nations Conference on Trade and Development, and International Competition Network on a regular basis and presents written papers and oral presentations while attending other meetings in the international space. The TCA has signed Memorandums of Understandings with the competition agencies of Korea, Romania, Bulgaria, Portugal, Bosnia and Herzegovina, Mongolia, Croatia, Austria and Northern Cyprus in 2012, and with Kazakhstan and Ukraine in 2013 each in an aim to promote cooperation in the field of competition law and policy.

INTELLECTUAL PROPERTY

Turkish Copyright Law No. 5846 (enacted in 1951, as amended in 1995 by Law No. 4110) provides protection for scientific and literary works (including computer programs), musical works, artistic works (including textile and fashion designs), cinematographic works, and derivations. Under this law, an author has the exclusive right to perform, authorize or present his works which fall into one of the above mentioned categories, including the rights of adaptation, reproduction, distribution, performance presentation and broadcast.

This law provides a 70-year term of protection for these economic rights and also recognizes moral rights, which include an author’s right to claim authorship of the work and to object to any distortion, mutilation or other modification of his or her work that would be prejudicial to his or her honor or reputation.

Since its founding, Turkey has ratified a number of international agreements that were important in the patent and trademark field, including the Paris Convention in 1925 and the Madrid Agreement in 1930. Turkey became a Member State of the World Intellectual Property Organization (WIPO) in 1976. Turkey was also a member of the former International Patent Institute (IIB) which was integrated into the European Patent Office in 1978. Turkey participated in the preparatory work for establishing a centralized European patent granting system, including the Luxembourg Inter-Governmental Conference in 1969 and the Munich Diplomatic Conference in 1973.

Under Decree Law No. 544, which became effective in June 1994 a government authority with financial and administrative autonomy, named the Turkish Patent Institute (TPI), was established to adapt the modern industrial property system of the developed world. Decree Law No. 544 was amended with the “Law on Establishment and Functions of Turkish Patent Institute” (Law No. 5000) in November 2003. Furthermore, Law No. 5194, which amended other laws which provided protection for patents, trademarks, industrial design and geographical indications, came into force on June 22, 2004. Under this Law, the penalty provisions of Decree Laws 551, 554, 555, and 556 were updated and harmonized with EU standards.

The main task of the TPI is to perform registration pursuant to provisions of relevant acts of industrial property, which currently concerns patents and utility models, trademarks, industrial designs, topographies of layout-designs of integrated circuits and geographical indications. In addition, TPI performs the following: acts as a mediator in the performance of license transactions; acts as an expert before the courts; guides technological transfers and submits such information for the benefit of the public; cooperates with national/international institutions; and ensures the implementation of agreements in the field of industrial property rights. This attempt in modernization resulted in the enactment of various laws, decree laws, and regulations between 1994 and 2005.

A founding member of the World Trade Organization, Turkey adopted its national industrial property legislation in 1995. Turkey’s intellectual property legislation was reviewed successfully by the TRIPS (Trade Related Aspects of Intellectual Property Rights, a part of the World Trade Agreement) Council in 2000.

Turkey has also been a member of the European Patent Organization since 2000, which enables it to obtain patent protection in up to 38 European countries, including four extension states on the basis of a single application. Turkey has ratified the revised version of the EPC (EPC 2000), which came into force on December 13, 2007. The revision aims to provide for the adaptation and harmonization of the EPC with international laws, particularly TRIPS and Patent Law Treaty (PLT).

In June 1995, Turkey enacted the Decree Law (No. 556) which brought Turkish trademark law into compliance with the requirements of three international agreements. This Decree fulfills obligations under amendments to the 1883 Paris Convention (the “Paris Convention”), which enables citizens of member states to obtain equal protection under the laws of the other member states. It also provides citizens of a member state with a six-month period after the first registration of a trademark to register in other member states. This Decree incorporates provisions of applicable law as they apply to trademarks so as to harmonize Turkish law in terms of protection, enforcement and customs procedures designed to prevent trade in counterfeit goods. Finally, it complies with the requirements of the European Community Customs Union Decision (the “Customs Union Decision”). In the area of trademark law, the Customs Union Decision requires adoption of the provisions of EC Directive 89/104, which harmonizes the laws of the member states relating to trademarks.

Turkey also ratified the Madrid Protocol and entered it into force on January 1, 1999. The Madrid Protocol is one of the two treaties governing the system of international registration of marks to which 87 states are a party as of August 2011. It aims to render the Madrid System more flexible and more compatible with the domestic legislation of certain countries that have not been able to assent to the Agreement.

The Trademark Law Treaty is currently in effect in 45 countries as of September 2006 and has been in effect in Turkey as of January 1, 2005. This treaty makes national and regional trademark registration systems more user-friendly. This is achieved through the simplification and harmonization of procedures and through removing pitfalls, thus making the registration system safe for the owners of marks and their representatives.

The Turkish Patent Decree Law No. 551 provides a legal framework for the issuance and protection of patents and utility model certificates that complies with TRIPS and the Customs Union Decision. Turkey has also ratified the Strasbourg Agreement concerning international patent classification and the Patent Cooperation Treaty (PCT). The PCT makes it possible to seek patent protection for an invention simultaneously in each of a number of countries by filing an international patent application.

Turkey ratified the Locarno Agreement in November 30, 1998 establishing international classification and the Geneva Act of the Hague Agreement concerning international registration.

A council was established in 2008. It aims, among other things, to coordinate the relevant governmental bodies in order to increase the effective enforcement and implementation of intellectual property rights. The council is headed by Undersecretaries of the Ministry of Science, Industry and Technology and the Ministry of Tourism and Culture. The council is composed of both the relevant governmental bodies and the Turkish Union of Chambers and Commodity Exchanges, the highest body representing the private sector.

In 2007, the EU identified the opening benchmark for “Chapter 7 (Intellectual Property Law)”. An action plan, in this context, was prepared and submitted to the EU on March 24, 2008 and the Negotiating Position Document for Chapter 7 was submitted to the EU for evaluation in April 2008. In line with the Action Plan and the 2008 National Program, a number of draft laws, including, but not limited to, Law on Protection of Designs, Trademarks Law, Law of Patent and Utility Model and Law on Geographical Indications were prepared to be harmonized with the acquis. Negotiations with the EU on closing such benchmarks have been continuing.

The TPI currently administers bilateral cooperation protocols with the IPR Offices of the following countries: Austria, Azerbaijan, Brazil, Czech Republic, Denmark, France, Georgia, Italy, Kyrgyzstan, Macedonia, Mongolia, Morocco, Russia, Uzbekistan, and Sweden, China, Tunisia, Albania and Moldova.

The overall share of R&D (both public and private) expenditures in GDP increased from 0.73% by the end of 2008 to 0.85% by the end of 2009. By the end of 2012, such share was 0.92%.

INTERNATIONAL AGREEMENTS RATIFIED BY TURKEY

NAME	Establishment Date	Number of Parties	Turkey’s Position	Recent Developments and Participation
Convention Establishing World Intellectual Property Organization	1967	184	YES	May 12, 1976

Agreement Establishing World Trade Organization (WTO)	1995	153	YES	March 26, 1995

European Patent Convention (EPC)	1973	37	YES	November 1, 2000

IP PROTECTION

Paris Convention for the Protection of Industrial Property	1883	173	YES Since October 10, 1925 London Act.	Stockholm Act Article (1-12) since 1995 Article (13-30) since 1976

Patent Law Treaty (PLT)	2000	25	Signed January 2, 2000	Not ratified

Trademark Law Treaty (TLT)	1994	45	YES	January 1, 2005

Singapore Treaty on the Law of Trademarks	2006	19	Signed March 28, 2006	Not ratified

GLOBAL PROTECTION SYSTEM

Budapest Treaty on the International Recognition of the Deposit of Micro-Organisms for the Purposes of Patent Procedure	1977	72	YES	November 30, 1998

The Hague Agreement Concerning the International Deposit of Industrial Designs (Geneva Act.)	1999	57	YES	January 1, 2005

NAME	Establishment Date	Number of Parties	Turkey’s Position	Recent Developments and Participation
Protocol Relating to Madrid Agreement	1989	81	YES	January 1, 1999

Patent Cooperation Treaty (PCT)	1970	142	YES	January 1, 1996

CLASSIFICATION

Locarno Agreement Establishing an International Classification for Industrial Designs	1968	51	YES	November 30, 1998

Nice Agreement Concerning the International Classification of Goods and services for the Purposes of Registration of Marks	1957	83	YES	January 1, 1996

Strasbourg Agreement Concerning the International Patent Classification (IPC)	1971	61	YES	January 1, 1996

Vienna Agreement Concerning International Classification of the Figurative Elements of Marks	1973	28	YES	January 1, 1996

Statistics Regarding Industrial Property Rights Applications/Registrations/Grants

Table 14

	2009	2010	2011	2012	2013
Number of Patent Applications	7241	8343	10241	11599	12053

Number of Utility Model Applications	2882	3033	3244	3788	3541

Number of Trademark Applications	72110	85466	117723	111143	100608

Number of Industrial Design Applications	6340	6972	7989	8423	8782

Source: Turkish Patent Institute

Table 15

	2009	2010	2011	2012	2013
Number of Patent Granted	5610	5510	6539	7816	8925

Number of Utility Model Issued	2179	2050	1976	2299	2037

Number of Trademarks Registered	56921	43851	42059	64721	83189

Number of Industrial Designs Registered	5737	6841	7388	7767	8393

Source: Turkish Patent Institute

SOCIAL SECURITY SYSTEM

The pay as you go social security system in Turkey has been run by the Social Security Institution (SSI) since 2006. The SSI is responsible for conducting all operations of the active/passive insured and their dependents regarding retirement and health services.

Before 2006, there were three different social security institutions which provided service to the insured depending on their working status (worker, self-employed, civil servant). Because of this fragmented system, the insured were unfairly receiving different levels of services depending on their working status including health services and retirement parameters. In addition, the budget deficits of these institutions were growing rapidly. Because of these reasons, studies on a fair and financially sustainable social security reform had begun in early 2000s.

The most important parameters of the social security system which have been amended by the Social Security and Universal Health Insurance Law (Law No. 5510) in 2008 are provided in the below table.

Table 16

	Before the Reform	After the Reform (Law 5510)
Retirement Age (women/men)	58 / 60 (for new entries)	Gradual increase to 65 for both genders starting from 2035
Contribution Period • Workers • Others	7000 days 9000 days	7200 days 9000 days

Valorization of Contribution for SSK and BK	100% real GDP growth+ 100% CPI	100% CPI + 30% real GDP growth

Replacement Rate • Civil servant • Others	• 50% + 1% for each year • 3.5% for the first 10 years; 2% for the next 15 years; 1.5% for the remaining years	2% for each year

Source: UT

In addition to eliminating the differences between the services that the insured receive, one of the most important features of the reform was to repress the rapidly growing deficits of the social security system. Total budgetary transfers to the SSI were 4.56% of GDP in 2013.

Revenues and Expenditures of Social Security Institution

Table 17

Million TL	2009	2010	2011	2012	2013
Revenues	78,073	95,273	124,480	142,929	163,014
Expenditures	106,775	121,997	140,715	160,223	182,689
Rev. - Exp.	-28,703	-26,724	-16,235	-17,295	-19,675
Budgetary Transfers (BT)	52,600	55,244	52,772	58,728	71,264
BT as % of GDP	5.52%	5.03%	4.07%	4.15%	4.56%

Source: SSI

The goals of the reform in health services are:

•	Implementation of General Health Insurance which covers entire population

•	Countrywide implementation of family medicine

•	Easier access to all health care services by the insured

Personal Pension System

Law No. 4632 (Individual Pension Savings and Investment System) aims to (a) establish the regulation and supervision of the individual pension system which is complementary to the state social security system on the basis of voluntary participation and a fully funded defined contribution, with a view towards directing individual pension savings to long term investments, (b) improve welfare level during retirement by providing a supplementary pension income and (c) contribute to economic development by creating long-term resources for the economy and thereby increasing opportunities for employment. The Personal Pension System commenced on October 27, 2003. As of the end of 2013, there were 18 pension companies, 4,153,055 participants and 4,687,675 active pension contracts in the system, while the total amount of funds reached TL25.1 billion.

According to the Law No. 6327, which came into force in June 2012, the tax deduction incentive was replaced by a state match of 25% for the contributions made by the participants within the system. This match is capped at the annual gross minimum wage for each participant. This new incentive, aiming to increase the effectiveness of the system in attracting pension savings, came into effect on January 1, 2013. As a result of the new incentive, in 2013, the number of new participants entering into the system has more than doubled when compared to the 2012 figure.

A reform in 1999 introduced compulsory unemployment insurance. The Turkish Employment Agency is responsible for all transactions and services related to unemployment insurance. Contribution rates for unemployment insurance are 2% for the employer, 1% for the employee and 1% for state based on the employee’s gross salary.

The first unemployment payments were made in March 2002. As of December 2013, the total asset value of the Unemployment Insurance Fund was TL70.4 billion.

EXCHANGE RATES AND EXCHANGE POLICIES

The Central Bank continued to implement the floating exchange rate regime in 2009 along with the inflation-targeting regime. In its policy document entitled “Monetary and Exchange Rate Policy for 2009”, the Central Bank indicated that having a strong foreign exchange reserve position was the general strategy of the Bank and in case of a recovery in liquidity conditions due to developments in international markets, the Bank may, with prior notice, resume foreign exchange buying auctions. The Central Bank further stated that foreign exchange selling auctions could be held should exchange rate patterns be deemed unhealthy due to possibly insufficient market depth. Accordingly, to ensure efficient operation of the foreign exchange market through supporting liquidity, the Central Bank resumed foreign exchange selling auctions on March 10, 2009, with the daily sale amount set as U.S.$50 million. A total of U.S.$900 million was sold in the 18 auctions held through April 2, 2009, when concerns about the depth of the foreign exchange market eased due to favorable developments in global markets.

As a result of positive expectations related to the global economy in early August 2009, global liquidity and risk appetite regained strength, causing an increase in capital inflows to Turkey and the foreign exchange market became relatively stable. Taking this opportunity to build up foreign exchange reserves, the Central Bank decided to resume foreign exchange buying auctions beginning August 4, 2009. The maximum daily amount to be purchased in auctions was set at U.S.$60 million, of which U.S.$30 million was optional. The total amount of foreign exchange purchased in 2009 auctions was U.S.$4.3 billion. The Central Bank did not exercise any direct intervention in the markets in 2009. As a result, gross foreign exchange reserves of the Central Bank stood at U.S.$70.7 billion as of December 31, 2009.

The Central Bank continued to implement the floating exchange rate regime in 2010 along with the inflation-targeting regime. A strong foreign exchange reserve position is important for emerging economies like Turkey to curb the unfavorable effects of potential internal and external shocks to the economy and to boost confidence in the country. Therefore, in 2010, the Central Bank held foreign exchange buying auctions to build up reserves. The maximum daily amount to be purchased in auctions was set at U.S.$60 million, with U.S.$30 million being the auction amount and the remaining U.S.$30 million being the optional amount. Due to the growing capital inflows to Turkey, the Central Bank decided to increase the maximum daily amount to be purchased in auctions to U.S.$80 million, with U.S.$40 million being the auction amount and U.S.$40 million being the optional amount, effective from August 3, 2010. In order to benefit from capital inflows more effectively and to enhance resilience against volatile capital flows, the Central Bank decided to alter the method of foreign exchange buying auctions on October 4, 2010 in an attempt to strengthen foreign exchange reserves. According to this new method, in the event of improvement in liquidity conditions and strengthening capital inflows, the Central Bank could raise the maximum daily amount to be purchased through auctions in order to accelerate foreign exchange reserve accumulation. From October 4, 2010 to December 31, 2010, Central Bank purchased U.S.$5.8 billion. The total amount of foreign exchange purchased in 2010 with auctions was U.S.$14.9 billion. The Central Bank did not exercise any selling intervention or selling auction in 2010.

The Central Bank continued to implement the floating exchange rate regime in 2011. Amid strong capital inflows to Turkey in the first quarter of 2011, further FX purchase auctions were held with the objective to strengthen the Central Bank’s reserves as much as possible. In the second quarter of 2011, rising concerns over global growth and sovereign debt sustainability in some European countries deteriorated risk appetite and had an adverse impact on capital flows to emerging economies, including Turkey. In view of these developments, the amount to be purchased via daily FX auctions was reduced in May and June, and FX purchase auctions were suspended as of July 25, 2011. Given the heightened uncertainty due to aggravated concerns over global growth and sovereign debt sustainability in some European countries as of late July, with a view to providing the market with FX liquidity, the Central Bank started to hold FX sale auctions as of August 5, 2011 when deemed necessary. In September 2011, the Central Bank announced that the selling amount was set as the maximum daily amount to be sold on the days of FX sales. The amount to be sold could also be lower than the maximum selling amount when deemed necessary. In November, the Central Bank decided to announce the maximum amount of FX that can be sold via auctions on every working day for the subsequent two working days. In December, the Central Bank increased the maximum amount of FX that can be sold within two working days following the daily FX auctions to U.S.$1.70 billion and the amount that can be sold other than exceptions to U.S.$1.35 billion. Starting from January 6, 2012, the Central Bank started to hold intra-day foreign exchange sale auctions when necessary. Given the improving current account balance dynamics following the decisions taken at the MPC meeting on January 24, 2012 as well as the abrupt changes in global conditions, the regular FX sale auctions were suspended as intra-day FX sale auctions proved relatively more efficient and better-suited to meet the objectives of the monetary policy than the regular auctions. Moreover, on October, 18, 2011 December 30, 2011 and January 2-4 2012, direct FX sale interventions were performed in response to unhealthy price formations in exchange rates due to loss of market depth. The last four direct FX sale interventions were conducted in the context of additional monetary tightening which was started on December 29, 2011 as a response to deteriorated inflation outlook and delivered on so-called exceptional days in the first half of 2012. Although, additional monetary tightening has been implemented mainly via open market operations, it also featured unsterilized (effective) foreign exchange sales and interventions in order to prevent inflation expectations to be adversely affected from exchange rate movements detached from fundamentals.

With a view to providing the market with FX liquidity, FX required reserve ratios were reduced in July, August and October 2011. In addition, interest rates on weekly FX deposits at the FX and Deposit Markets were slightly reduced in August 2011. The maturity of FX deposits that banks can buy from the Central Bank was extended from one week to one month in December 2011. Furthermore, in order to ease FX liquidity in the interbank FX markets, the Central Bank resumed its intervention in the FX Deposit Markets in November 2011.

Moreover, in September 2011, the Central Bank provided a facility that up to 10% of reserve requirements for Turkish lira liabilities can be maintained in US Dollar and/or Euro. This facility has been first raised to 20% and then 40% in October 2011. In 2012 this facility has further been gradually raised to 45%, in May 2012, 50% and in June, 55%. Since this facility has been almost 100% used by the banks, it increased the FX reserves of the Central Bank.

On October 27, 2011, the Central Bank updated the reserve requirement ratios for Turkish Lira deposits for related maturities and set the range between 5-11%. In addition, the reserve requirement ratios for foreign exchange deposits and liabilities were adjusted on October 5, 2011, with a range set between 6-11% depending on maturity.

On December 28, 2011, the Central Bank announced that, in addition to the daily one-week repo auctions, the Central Bank will start holding one-month (4 weeks) repo auctions every Friday. The one-month repo auctions are to be held in the traditional auction method and each institution’s total bid amount is to be limited to an announced auction amount. Auctions commenced on December 30, 2011. For the period of December 30, 2011 to January 26, 2012, upper limits have been set as TL2.0 billion for the total funding through one-month auctions and TL3.0 billion for each week’s auction. On May 29, 2012, the MPC decided to set the amount of daily funding via quantity auctions between 1 and 5 billion Turkish liras. On June 21, 2012 the MPC decided to keep the amount of daily funding via quantity auctions between 1 and 5 billion Turkish liras until July 19, 2012. The upper limit for each one-month repo auction to be held between June 22 and July 21, 2012 has been set at TL5 billion.

On March 29, 2012 the limit for standard gold reserves that may be held to meet reserve requirements for foreign currency liabilities, excluding precious metal deposit accounts, was decreased from 10% to 0%. On June 21, 2012, it was announced that the upper limit for gold reserves that might be held to maintain Turkish lira reserve requirements was raised from 20% to 25%, and banks are allowed to hold Turkish lira reserve requirements in gold over the total amount calculated by multiplying the first tranche corresponding to 20% of Turkish lira reserve requirements by a reserve option coefficient (ROC) of “1” and the second tranche corresponding to 5% of Turkish lira reserve requirements by a ROC of “1.5”.

On August 3, 2012, the Central Bank announced certain technical amendments to the Communiqué on Reserve Requirements no. 2005/1 relating to operational processes with respect to reserve requirements. These amendments stipulate that, as is the case with FX reserve requirements, the Turkish lira equivalent of FX reserves maintained for Turkish lira reserve requirements will be calculated by using the exchange rates announced in the Official Gazette on the calculation date; the US dollar reserves held by the Central Bank to maintain Turkish lira reserve requirements will not be less than 50% of total FX reserves; and the carryover limit will be 5%. On September 11, 2012, the Central Bank announced that in order to maintain required reserves consistent with the composition of foreign currency liabilities, banks must maintain their required reserves against their US dollar-denominated liabilities in US dollars only.

In 2011, the amount of FX purchased via FX purchase auctions totaled U.S.$6.45 billion, while the total amount of FX sold through FX sale auctions and direct interventions amounted to U.S.$13.60 billion. Furthermore, in 2012, an FX amount of U.S.$2.46 billion sold through FX sale auctions and direct interventions. Gross FX reserves of the Central Bank excluding gold stood at U.S.$78.33 billion at the end of 2011 and U.S.$84.00 billion on July 13, 2012.

Central Bank Direct Interventions and Auctions in (million USD)

Table 18

	Interventions		Auctions
	Purchase	Sale	Purchase	Sale
2009	—	—	4,316	900
2010	—	—	14,865	—
2011	—	2,390	6,450	11,210
2012	—	1,450	—	1,006
2013*	—	—	—	14,360

*	As of December 20, 2013.

Source: CBT.

In the second half of 2012, the Central Bank continued to implement the floating exchange rate regime along with the inflation targeting framework (having no nominal or real exchange rate target, and with intervention unlikely unless the level of exchange rate seems decoupled substantially from macroeconomic fundamentals, hurting inflation and financial stability goals). The Central Bank continued to construct the Reserve Option Mechanism (ROM), which allows Turkish banks to hold a certain portion of their TL required reserves in foreign exchange (FX) and gold, during the second half of 2012 and increased the ROCs by 0.2% for all of the tranches except the first tranche (compared to July 2012). The utilization rate of this mechanism reached around 90% as of the end of 2012. The mechanism so far appears to support the resilience of the economy to cross-border capital flows and facilitate the liquidity management of the banking system.

As of December 21, 2012, ROM-based foreign exchange reserves were valued at U.S.$27.2 billion (an increase of U.S.$16.9 billion from the previous year), and the ROM-based gold reserves were valued at U.S.$12.5 billion (an increase of U.S.$10.2 billion from the previous year). To further strengthen the Central Bank’s FX reserves, the Central Bank increased the export rediscount credits limits several times during 2012. In sum, export rediscount credits added U.S.$8.3 billion to the Central Bank’s net international reserves. Overall, total gross international reserves of the Central Bank reached U.S.$119.1 billion as of the end of 2012. Additionally, the Central Bank provided nearly U.S.$2.5 billion to the market through interventions and auctions in 2012 (Table 16).

Due to increasing cross-border capital flows during 2012, the Central Bank gradually increased the foreign exchange required reserve ratios to a range of 6%-11.5% (with 6% for the longest maturity, and 11.5% for the shortest maturity) from 5%-11%. Moreover, the Central Bank’s foreign exchange lending rate was 4.5% for US Dollars and 5.5% for Euro. In the last meeting of the Monetary Policy Committee (MPC), on December 25, 2012, the MPC increased foreign exchange lending rates for US Dollars and Euro to 10% due to favorable global financial market conditions.

On January 22, 2013, the ROC for all tranches of Turkish Lira reserves held in gold was raised by “0.1” points. On March 26, 2013 to support financial stability Central Bank announced that in the context of the facility that allows banks to hold Turkish lira required reserves in FX and gold, one more tranche has been added to the existing tranches by keeping the upper limit unchanged, and the ROCs have been raised by 0.1 points for all tranches excluding the first tranche. On April 16, 2013, with a view to supporting financial stability in light of the latest developments in global markets, the ROCs for FX reserves held for Turkish lira required reserves have been raised by 0.2 points for all tranches except for the first tranche. On May 16, 2013, one more tranche has been added to the existing tranches by keeping the upper limit unchanged, and the ROCs have been raised by 0.1 points for all tranches excluding the first tranche. Below is the table that compares the new approach to the previous.

Table 19

FX Facility Tranches (%)	Current ROC	New ROC
0-30	1.4	1.4
30-35	1.4	1.5
35-40	1.7	1.8
40-45	2.1	2.2
45-50	2.4	2.5
50-55	2.6	2.7
55-60	2.7	2.8

Source: Central Bank

Following the tapering signal by the U.S. Federal Reserve Board in May 2013, most emerging countries’ risk premiums exhibited an upward trend until late 2013. Accompanied with domestic risk factors, the Turkish lira lost value against major currencies (e.g. USD, Euro) beyond what peer emerging countries have experienced. To contain potential risks due to currency depreciation (e.g. a rise in inflation due to pass through), the CBRT has implemented additional monetary tightening and conducted unsterilized foreign exchange selling auctions (amounting to approximately U.S.$14 billion for the whole year). Moreover, banks reduced their ROM-based reserves during the second half of 2013 to some extent, which, all things being equal, decreases the depreciation pressure on the currency. There were also increases in the upper limit of the interest rate corridor in mid-2013. Further, the CBRT has conducted forward guidance on the likely path of the CBRT average funding rate in fourth quarter of 2013. The CBRT announced that the rate would be close to the upper limit of the corridor until the end of the year.

The following table displays the average and the period-end rates of exchange of Turkish Lira per US Dollar, Japanese Yen and against the US Dollar-Euro currency basket:

Exchange Rates

Table 20

Period Average Year	Turkish Lira per U.S. Dollar	Turkish Lira per Euro	Turkish Lira per 100 Japanese Yen	Turkish Lira per Currency Basket
2009	1.55	2.16	1.66	1.85	(1)
2010	1.51	2.00	1.72	1.75	(1)
2011	1.68	2.33	2.11	2.01	(1)
2012	1.80	2.32	2.27	2.06	(1)
2013	1.91	2.53	2.04	2.22

Period End At
December 31st
2009	1.51	2.17	1.64	1.84	(1)
2010	1.55	2.06	1.90	1.80	(1)
2011	1.91	2.47	2.46	2.19	(1)
2012	1.79	2.36	2.08	2.08	(1)
2013	2.14	2.94	2.03	2.54

(1)	The basket consisting of U.S.$0.5 and EUR0.5.

Source: CBT

Note: CBT’s foreign exchange effective selling rates.

INTERNATIONAL LENDING

On May 11, 2005, the Executive Board of the International Monetary Fund (the “IMF”) approved a three year, SDR 6.66 billion (approximately U.S.$10 billion at the time) stand-by arrangement (the “2005-2008 Stand-By Arrangement”) to support Turkey’s economic and financial program through May 2008. An amount equivalent to SDR8 555.17 million (approximately U.S.$837.5 million at the time of the release) was made available immediately. Between May 11, 2005 and May 8, 2008, IMF staff missions visited Turkey seven times for program review discussions and various letters of intent were signed. On May 9, 2008, the seventh review and disbursement of the remaining balance of SDR 2.25 billion (approximately U.S.$3.65 billion at the time of the release) was approved by the IMF Executive Board, which completed Turkey’s 19th Stand-By-Arrangement. The Republic and the IMF have since been continuing their relationship on a regular membership basis. On May 14, 2013, Turkey paid SDR 281 million to the IMF. With this payment, Turkey’s debt to the IMF has been settled.

The Undersecretariat of the Turkish Treasury, together with the World Bank, launched the Country Partnership Strategy (CPS) of Turkey on February 28, 2008. The CPS ended June 30, 2011 and was designed to provide Turkey with financial and technical support over the 2008-2011 period. The 2008-2011 CPS package initially envisaged total financial support of U.S.$8.1 billion and consisted of both investment and program loans. Under the 2008-2011 CPS program, a total of approximately U.S.$7.64 billion worth of agreements were signed, consisting of development policy loans (58%) and investment loans (42%).

A summary of the program and investment loans approved during the 2008-2010 period under the CPS program are as follows:

•	Second Competitiveness and Employment Development Policy Loan with a total funding of €342.8 million (approximately U.S.$500 million) - a series of loans to support economic policies in the areas of investment climate, labor markets, credit and capital markets, and innovation, technology, quality standards and labor skills (approved on December 16, 2008).

•	Second Programmatic Public Sector Development Policy Loan (PPDPL II) with a total funding of €255.4 million (approximately U.S.$400 million) - provides support for the Turkish Government’s comprehensive reform of the public sector. (approved on June 19, 2008).

•	Programmatic Electricity Sector Development Policy Loan-I with a total funding of €548.4 million (approximately U.S.$800 million) (approved on June 11, 2009).

•	Restoring Equitable Growth and Employment Programmatic Development Policy Loan (REGE DPL I) with a total funding of €931 million (approximately U.S.$1.3 billion) - provides support for Turkey’s public reform agenda under the PPDPL series. The REGE DPL I also focused on managing the impact of the global economic crisis and transition to recovery as well as job creation through business climate reforms previously supported under the CEDPL series. (approved on March 23, 2010).

•	Second Programmatic Environmental Sustainability and Energy Sector Development Policy Loan with a total funding of €519.6 million (approximately U.S.$700 million) (approved on June 15, 2010).

A summary of the program and investment loans approved during the 2008-2010 period under the CPS program are as follows:

Program Loans	Original Amount	USD Equivalent	Board Approval Date	Loan Agreement Date
Second Restoring Equitable Growth and Employment (REGE) DPL 2	€506,100,000	$700,000,000	May 5, 2011	May 27, 2011

Investment Loans	Original Amount	USD Equivalent	Board Approval Date	Loan Agreement Date
Additional Loan for the Fourth Export Intermediation Project	€87,800,000	$120,000,000	March 17, 2011	April 5, 2011
	$180,000,000	$180,000,000	March 17, 2011	April 5, 2011

[8]	The Special Drawing Right, or SDR, serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.583210 on September 25, 2009.

Program Loans	Original Amount		USD Equivalent	Board Approval Date	Loan Agreement Date
İstanbul Seismic Risk Mitigation and Emergency Preparedness Project		€109,800,000	$150,000,000	April 21, 2011	August 4, 2011
Additional Financing for Private Sector Renewable Energy and Energy Efficiency Project	€ $	183,600,000 and 235,000,000	$500,000,000	November 22, 2011	December 5, 2011

On March 27, 2012, it was announced that the new CPS of the World Bank Group with Turkey for 2012-2015 was launched, with anticipated financing from the World Bank for Turkish government programs of up to U.S.$4.45 billion during the four-year period, consisting of development policy loans (35%) and investment loans (65%). In addition, the new CPS provides for financing of private sector investments by the International Finance Corporation (IFC) between U.S.$1.7-$2.0 billion for such four-year period, and for guarantees against non-commercial risks from the Multilateral Investment Guarantee Agency (MIGA). The IFC and the MIGA are members of the World Bank Group. The Third Programmatic Environmental Sustainability and Energy Sector Development Policy Loan (ESES DPL III) was approved by the Board of Executive Directors of the World Bank on March 27, 2012 and the loan agreement for a total financing of €455,400,000, was signed on April 6, 2012. The total amount of the loan was released on June 19, 2012.

In 2013, financing in the amount of approximately U.S.$1.3 billion was secured from the World Bank. U.S.$500 million of this financing was earmarked for project financing to support the real sector. U.S.$800 million (€624.1 million) was earmarked for budget financing as a Competitiveness and Savings Development Policy Loan (CSDPL). The CSDPL was provided by the World Bank to support Turkey’s reform efforts in fostering business environment and competitiveness, boosting domestic savings and deepening the financial sector. The Loan Agreement was signed on June 7, 2013 and the proceeds were disbursed on July 25, 2013.

On May 17, 2010, the annual review of Turkey’s economy, referred to as an Article IV consultation, commenced with the visit of an IMF staff mission. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. On May 28, 2010, the IMF staff mission concluded its review and published its preliminary conclusions, and on July 30, 2010, the Executive Board of the IMF concluded the Article IV consultation and post-program monitoring with the Republic. The Executive Board of the IMF commended Turkey for far reaching reforms and prudent fiscal policy that limited exposure and paved the way for an effective response to the global financial crisis and contributed to a robust economic recovery. The Executive Board noted that the main challenge for the Republic is containing external imbalances that could undermine the economic recovery.

On February 11, 2011, the Executive Board of the IMF concluded the Second Post-Program Monitoring Discussions with Turkey. The Executive Board welcomed the strong recovery of the Turkish economy during 2010, with output exceeding its pre-crisis level and unemployment moderating significantly, but noted the sharply widening current account deficit. The Executive Board stated that Turkey’s main challenge is determining the right policy mix in the face of vulnerabilities arising from excessive domestic demand and volatile short-term capital flows. The Executive Board recognized that Turkey’s favorable near-term growth prospects and healthy balance sheets would likely continue to attract capital inflows, but also noted that predominantly short-term capital inflows have increased the Republic’s exposure to capital flow reversal and associated repricing risks. The Executive Board welcomed Turkey’s increased focus on systemic financial-sector risk and a moderate tightening of macroprudential measures. A number of Executive Board directors, however, called for further action in these areas. The Executive Board also encouraged progress on structural reforms to enhance competitiveness and resilience to capital inflows.

Between March 16, 2011 and April 5, 2011, an IMF staff mission visited Turkey for the Financial Sector Assessment Program (FSAP) update. FSAP assessments include a financial stability assessment, which is the responsibility of the IMF, and a financial development assessment, which is the responsibility of the World Bank. The Financial System Stability Assessment for Turkey, including the main findings of the 2011 FSAP update for Turkey, was endorsed by the IMF during the IMF Executive Board meeting on November 30, 2011 and was published on September 7, 2012.

On September 6, 2011, an IMF staff mission visited Turkey for the purpose of conducting an Article IV consultation for the year 2011. The IMF staff mission concluded its review on November 30, 2011, and published its staff report on January 27, 2012. The staff noted that Turkey entered the global economic crisis with stronger private and public sector balance sheets than many other countries in the region, due to institutional reforms and improved policy frameworks adopted earlier in the decade. The staff also noted that a deft macroeconomic and financial policy response during the global economic crisis enhanced policy credibility. However, an inadequate policy response to renewed capital flows caused growth to revert to its previous unbalanced path, and an overvalued real exchange rate and abundant external financing caused demand to become skewed toward imports resulting in the current account deficit widening sharply. The staff report commented on various other economic developments and policies in Turkey, including recommending structural reforms to prevent the emergence of a negative output gap as the current account is corrected.

An IMF staff mission visited Turkey between May 31 and June 6, 2012 to discuss recent economic developments and preparations for the 2012 Article IV consultation discussions. In their conclusion statement, the IMF staff stated that the economy is decelerating toward a soft landing, thus the imbalances built over the last two years are diminishing.

On September 13, 2012 an IMF staff mission visited Turkey in the context of 2012 Article IV consultations. The IMF staff mission concluded its review on September 26, 2012, and published its staff report on December 21, 2012. In their report the staff noted that Turkish authorities set the stage for more sustainable and balanced growth in 2012, accompanied by declines in the current account deficit and inflation. The staff also emphasized the importance of the tighter fiscal policy proposed in the Republic of Turkey’s 2013 budget. They also noted that in the current environment of volatile capital flows, the Central Bank’s more flexible policy framework served the Turkish economy well. Additionally, the staff explained that the Turkish banks appear well-positioned for the introduction of Basel III.

Between September 19, 2013 and October 1, 2013, an IMF mission visited Turkey as part of the annual Article IV consultations. On November 20, 2013, the Executive Board of the IMF concluded the Article IV consultation with Turkey and the staff report was published on December 20, 2013. In their report the staff noted that the economic activity accelerated and domestic demand got stronger. However, these improvements came with a deteriorating external account and inflation remaining above target. The staff underlined that monetary stance should be tightened and the monetary policy framework should be normalized with a clearer focus on inflation. On fiscal policy, while mentioning that the fiscal targets for 2013 are on track to be met, the staff noted that the fiscal stance was expansionary and should be reined in. They also stated that increasing national savings and improving competitiveness were central to addressing vulnerabilities, which would require ambitious medium-term fiscal targets and deepened structural reforms. In addition, sound performance of the Turkish financial system was appraised while advising against downside risks.

An IMF mission visited Turkey from April 24-30, 2014 in preparation for the 2014 Article IV regular consultations. No press release was issued following the mission’s visit.

In 2010, the Islamic Development Bank Group (IDBG) approved the Member Country Partnership Strategy for the Republic of Turkey, which is the first strategy document ever approved by IDBG. According to the strategy document IDBG will provide €2 billion of financing for projects in Turkey during 2010-2013. As of the end of 2013, IDBG has provided U.S.$2.2 billion of financing for projects in Turkey.

Turkey became a recipient country of the European Bank for Reconstruction and Development (EBRD) in 2008. As of the end of 2013, EBRD has provided €3.9 billion of financing for projects in Turkey, particularly in the private sector. The annual business volume of EBRD in Turkey was €920 million in 2013. Given the uncertainties in Russia and Ukraine, we expect that Turkish operations will grow further. EBRD has demonstrated its intention to deepen the engagement and its confidence in the future of the Turkish economy. For instance, the EBRD Office in Istanbul will be expanded to become a regional one, covering the Central Asian operations of the Bank. In addition, EBRD will open up another office in Gaziantep in September of 2014.

Turkey is a founding member of the Black Sea Trade and Development Bank (BSTDB). BSTDB has provided €164 million of financing for projects in Turkey from 2009-2013. According to the 2011-2014 Medium Term Strategy, BSTDB plans to invest approximately €32 to 47 million per year in Turkey.

The Republic signed a total of €650 million, €920 million, €1.1 billion and €1.5 billion worth of various financing agreements with the European Investment Bank in 2010, 2011, 2012 and 2013, respectively.

Turkey is a founding member of the Council of Europe Development Bank (CEB). CEB provided €1.1 billion of financing for projects in Turkey from 2008 to 2013.

Between 2010 and 2013 the Republic and CEB signed a total of €630 million worth of various financing agreements in connection with the “İstanbul Earthquake Risk Mitigation and Emergency Preparedness Project” and Small and Medium Enterprise (SME) Development Loans.

During the G-20 meeting held in Los Cabos on June 18-19, 2012, Turkey declared its commitment to contributing to global financial stability by increasing the resources of the IMF. On June 19, 2012, it was announced that the Central Bank of the Republic of Turkey will contribute up to U.S.$5 billion to the IMF, to be counted as part of its international reserves. The note purchase agreement between the IMF and the Central Bank of the Republic of Turkey has been signed and became effective as of October 17, 2013.

FOREIGN TRADE AND BALANCE OF PAYMENTS

FOREIGN TRADE

Turkey has increasingly diversified its export products and markets, with industrial products claiming an increasing share of total exports. In 2009, the increasing trend in exports was interrupted by the global economic crisis as Turkey’s trade partners went into serious economic recession. Therefore, Turkish export performance was hit by reduced export demand from countries, especially in the EU and decreased by approximately 22.6% in 2009, compared to the previous year.

In 2010, total exports were U.S.$113.9 billion, an 11.5% increase when compared to 2009. In 2011, exports increased by 18.5% to U.S.$134.9 billion. In 2012, exports increased by 13% to U.S.$152.5 billion and in 2013, exports decreased by 0.4% to U.S.$151.8 billion. In the meantime, because domestic demand also increased, import demand increased considerably by 31.7% and 29.8% in 2010 and 2011 respectively. Since imports increased more than exports, the trade deficit and hence the current account deficit also increased and reached pre-crisis levels. While the trade deficit (including shuttle trade) and the current account deficit were U.S.$53.0 billion and U.S.$40.4 billion in 2008 respectively, the trade deficit increased significantly to U.S.$56.4 billion and the current account deficit increased to U.S.$45.4 billion in 2010, U.S.$89.1 billion and U.S.$75.1 billion respectively in 2011 and the trade deficit and the current account deficit U.S.$65.3 billion and U.S.$48.5 billion respectively in 2012. The trade deficit and the current account deficit were U.S.$80 billion and U.S.$65.1 billion respectively in 2013. The increase in imports stemmed partly from the increase in energy prices and partly from the expansion in economic activity.

The composition of exports has shifted substantially from agricultural products to industrial products. Industrial exports accounted for 95% of total exports in 2008 while the share of agricultural products was 3%. In 2013, this outlook did not change significantly. In addition to traditional export goods such as textiles and clothing products, food products and beverages, rubber and plastic products, metal products, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture have been gaining greater importance. In 2013, while textiles and clothing products increased 8.8% to U.S.$27.4 billion, exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture decreased by 7.1% to U.S.$75.0 billion.

Turkey entered into the Customs Union with the EU in 1996. Within this context, customs duties for all industrial products imported from the EU were abolished and the Common Customs Tariff of the EU was adopted. In the case of processed agricultural products, the EU and Turkey have agreed upon the establishment of a system in which Turkey differentiates between the agricultural and industrial components of the duties applicable to these products. Accordingly, Turkey has abolished the duties applicable to the industrial component for products originating in EU and EFTA countries, while duties applicable to the agricultural products still apply. However, the EU has granted customs duty concessions for a number of Turkish products, and Turkey has extended to the EU the limited concessions that it allows to EFTA countries. Within the framework of this agreement, customs duties for ECSC products originating in the EU and EFTA countries were gradually decreased and were fully abolished in January 1999.

In order to comply with the common commercial policy of the EU in the textile and clothing sector, Turkey has harmonized its legislation to the EU’s quota and surveillance measures for that sector. A decree on state aid has also been brought into force in line with EU state aid regulations, limiting the scope of state aid to research and development, environmental protection, market research, training activities, refunds on agricultural products and other aid compatible with Turkey’s obligations under multinational agreements.

Turkey’s principal trading partners have traditionally been EU member countries. In 2013, EU member countries accounted for 41.5% of total exports and 37.7% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9% of total exports in 2013 compared to 8.6% in 2012.

To date, Turkey has made the most progress in aligning itself with the preferential agreements of the EC and has signed 15 numerous trade agreements that include Central and Eastern European countries, EFTA countries and Israel and there are still several agreements to be concluded with other countries. As a part of this process, Turkey has also adopted the EU’s General System of Preferences (GSP) towards the lesser developed countries. Turkey’s adoption of the EU’s preferential agreements enables it to participate in the EU trade arrangements with Central and Eastern European and Mediterranean countries. Turkey was integrated in the Pan-European Cumulation of Origin effective as of January 1, 1999. The free trade agreements that have been executed and Turkey’s participation in the Pan-European Cumulation of Origin are expected to further diversify the composition and destination of Turkish exports.

The following table presents Turkey’s total imports, exports and terms of trade for the years indicated:

Table 21

Terms of Trade-Foreign Trade, Value, Volume

	2009	2010	2011	2012	2013
in billions of U.S dollars
Exports f.o.b (1)	102.1	113.9	134.9	152.5	151.8
Imports c.i.f (2)	140.9	185.5	240.8	236.5	251.7
Consumption goods	19.3	24.7	29.7	26.7	30.4
Capital goods	21.5	28.8	37.3	33.9	36.8
Intermediate goods	99.5	131.4	173.1	174.9	183.8
Total Exports	(percentage change from previous year)
Value	-22.6	11.5	18.5	13.0	-0.4
Price	-16.1	3.4	11.5	-2.7	0.1
Volume(3)	-7.5	7.9	6.4	16.2	-0.5
Total Imports(2)
Value	-30,2	31.7	29.8	-1.8	6.4
Price	-19.5	8.4	14.9	-2.6	1.6
Volume(3)	-12.9	21.4	13.1	0.9	8.2
Terms of Trade	4.2	-4.6	-3.0	-0.4	1.5

Source: TURKSTAT

(1)	Excluding transit trade and shuttle trade.
(2)	Excluding transit trade and non-monetary gold.
(3)	Volume changes are obtained by dividing value changes by price changes.

The following table presents the composition of Turkey’s exports by sector of trade for the periods indicated:

Table 22

	Exports (FOB)* by Sectors and Commodity
	Annual							Percentage Change
	(in millions of U.S. dollars unless otherwise indicated)
	2009	2010	2011	2012	2013	2010/09	2011/10	2012/11	2013/12
Agricultural and Forestry	4,347	4,935	5,167	5,189	5,653	13.5	4.7	0.4	9.0
Agriculture and farming of animals	4,337	4,919	5,148	5,167	5,627	13.4	4.7	0.4	8.9
Forestry and logging	11	15	19	22	27	44.5	20.2	16.8	24.0
Fishing	189	156	186	190	258	-17.4	19.2	2.3	35.6
Fishing	189	156	186	190	258	-17.4	19.2	2.3	35.6
Mining and Quarrying	1,683	2,687	2,805	3,161	3,879	59.7	4.4	12.7	22.7
Mining of coal, lignite and peat	1.5	6.5	5.9	6.7	3.4	339.2	-10.3	13.6	-48.7
Crude petroleum and natural gas	101	100	126	230	249	-0.6	25.8	81.9	8.2
Mining of uranium and thorium ores
Metal ores	689	1,280	1,214	1,339	1,729	85.8	-5.2	10.3	29.2
Other mining and quarrying	891	1,300	1,459	1,585	1,898	45.9	12.3	8.7	19.7
Manufacturing	95,449	105,467	125,963	143,211	141,358	10.5	19.4	13.7	-1.3
Food products and beverages	5,931	6,703	8,880	9,515	10,664	13.0	32.5	7.1	12.1
Tobacco products	266	296	301	415	465	11.0	1.8	37.9	12.1
Textiles	9,559	10,932	12,920	13,262	14,741	14.4	18.2	2.6	11.2
Apparel	9,603	10,618	11,633	11,959	12,704	10.6	9.6	2.8	6.3
Luggage, saddlery and footwear	499	656	773	914	1,191	31.7	17.8	18.1	22.5
Products of wood and cork	510	573	653	659	724	12.3	14.0	0.8	10.0

Paper and paper products	982	1,194	1,407	1,647	1,934	21.6	17.8	17.0	17.4
Printing and publishing	148	141	164	158	155	-4.3	15.9	-3.9	-1.9
Coke, petroleum products and nuclear fuel	3,650	4,153	6,122	7,180	6,300	13.8	47.4	17.3	-12.3
Chemicals and chemical products	4,300	5,706	6,743	7,309	7,615	32.7	18.2	8.4	4.2
Rubber and plastic products	4,035	4,887	6,241	6,431	7,030	21.1	27.7	3.0	9.3
Other non-metallic minerals	3,769	3,989	4,042	4,084	4,290	5.8	1.3	1.0	5.1
Manufacture of basic metals	15,103	14,427	17,062	29,111	17,516	-4.5	18.3	70.6	-39.8
Manufacture of fabricated metal products (exc. machinery)	4,470	4,973	6,230	6,590	7,068	11.2	25.3	5.8	7.3
Manufacture of machinery and equipment	8,070	9,059	11,126	11,858	12,780	12.3	22.8	6.6	7.8
Office, accounting and computing machinery	100	134	140	148	178	33.2	4.9	5.5	20.1
Electrical machinery and apparatus	4,099	4,864	5,863	5,860	6,460	18.7	20.6	-0.1	10.2
Communication and apparatus	1,919	1,951	2,111	2,511	2,047	1.6	8.2	19.0	-18.5
Medical, precision and optical instruments, watches	367	412	499	628	789	12.2	21.0	26.0	25.7
Motor vehicles and trailers	12,863	14,857	17,044	16,244	18,246	15.5	14.7	-4.7	12.3

Other transport	2,418	1,659	1,992	1,781	2,340	-31.4	20.1	-10.6	31.4
Furniture	2,786	3,283	4,014	4,946	6,194	17.8	22.3	23.2	25.3
Recycling
Electricity, Gas and Water Supply	140	181	149	190	29	29.8	-18.0	27.8	-84.8
Electricity, gas and steam	140	181	149	190	29	29.8	-18.0	27.8	-84.8
Wholesale and Retail Trade	331	452	632	535	606	36.6	39.9	-15.4	13.3
Wholesale and retail trade	331	452	632	535	606	36.6	39.9	-15.4	13.3
Other Business Activities	1.2	2.0	0.6	0.5	3.4	63.2	-71.4	-6.7	529.3
Other business activities	1.2	2.0	0.6	0.5	3.4	63.2	-71.4	-6.7	529.3
Social and Personal Activities	2.4	3.6	5.0	2.3	15.1	48.2	38.1	-53.8	555.2
Total	102,143	113,883	134,907	152,478	151,803	11.5	18.5	13.0	-0.4

*	Excluding shuttle and transit trade

Source: TURKSTAT

Turkey has taken the lead in the establishment of the Black Sea Economic Cooperation Zone, which is intended to create a regional trade organization for the 11 countries surrounding the Black Sea. With the participation of Albania, Armenia, Azerbaijan, Bulgaria, Georgia, Greece, Moldova, Romania, Russian, Serbia, Ukraine and Turkey, the Black Sea Trade and Development Bank has been established to promote economic prosperity and promote regional projects in the area. Turkey has also embarked on efforts to develop new export markets in countries with which Turkey has not traditionally traded. See “Description of Turkey—International Organizations.”

The following table presents Turkey’s exports by country for the periods indicated:

Table 23

	2009	2010	2011	2012	2013	2009	2010	2011	2012	2013
TOTAL	102,142,613	113,883,219	134,906,869	152,461,737	151,802,637	100.0	100.0	100.0	100.0	100.0

A- EUROPEAN UNION (EU 28)	47,228,119	52,934,452	62,589,257	59,398,377	63,039,810	46.2	46.5	46.4	39.0	41.5

B-FREE ZONES IN TURKEY	1,957,066	2,083,788	2,544,721	2,294,934	2,412,824	1.9	1.8	1.9	1.5	1.6

C-OTHER COUNTRIES	52,957,428	58,864,980	69,772,890	90,768,426	86,350,002	51.8	51.7	51.7	59.5	56.9
1-Other European Countries	11,103,289	11,124,225	12,734,548	14,166,917	14,213,880	10.9	9.8	9.4	9.3	9.4
2-North African Countries	7,415,776	7,025,168	6,700,805	9,443,604	10,041,750	7.3	6.2	5.0	6.2	6.6
3-Other African Countries	2,738,866	2,257,898	3,633,016	3,913,246	4,103,794	2.7	2.0	2.7	2.6	2.7

4-North American Countries	3,578,829	4,242,435	5,459,299	6,662,554	6,580,293	3.5	3.7	4.0	4.4	4.3
5-Central America and Caraips	621,826	597,975	626,293	769,630	1,004,173	0.6	0.5	0.5	0.5	0.7
6-South American Countries	677,599	1,237,356	1,840,351	2,191,084	2,126,991	0.7	1.1	1.4	1.4	1.4
7-Near and Middle Eastern	19,192,808	23,294,873	27,934,772	42,451,153	35,574,660	18.8	20.5	20.7	27.8	23.4
8-Other Asian Countries	6,705,544	8,580,833	10,199,361	10,574,649	12,016,838	6.6	7.5	7.6	6.9	7.9
9-Australia and New Zealand	361,640	402,591	480,755	490,339	538,473	0.4	0.4	0.4	0.3	0.4
10-Other Countries	561,251	101,627	163,690	105,250	149,150	0.5	0.1	0.1	0.1	0.1

D- SELECTED COUNTRY GROUPS
1-OECD Countries	52,243,683	57,394,215	67,113,921	66,289,740	68,683,836	51.1	50.4	49.7	43.5	45.2
2-EFTA Countries	4,335,560	2,416,381	1,887,252	2,601,134	1,661,908	4.2	2.1	1.4	1.7	1.1
3-Organization of the Blacksea Economic Cooperation	12,272,591	14,456,173	17,767,964	18,791,305	20,367,992	12.0	12.7	13.2	12.3	13.4
4-Organization for Economic Cooperation	5,948,111	7,617,077	9,291,735	16,563,295	11,898,400	5.8	6.7	6.9	10.9	7.8
5-Commonwealth of Independent States	7,957,492	10,288,272	13,376,636	15,074,703	16,924,418	7.8	9.0	9.9	9.9	11.1
6-Turkish Republics	3,399,485	3,921,072	5,039,884	5,840,703	6,908,137	3.3	3.4	3.7	3.8	4.6
7-Organization of Islamic Cooperation	28,626,586	32,469,556	37,325,434	55,218,487	49,370,615	28.0	28.5	27.7	36.2	32.5

	2009	2010	2011	2012	2013	2009	2010	2011	2012	2013
Total	102,142,613	113,883,219	134,906,869	152,461,737	151,802,637	100.0	100.0	100.0	100.0	100.0

Germany	9,793,006	11,479,066	13,950,825	13,124,375	13,702,577	9.6	10.1	10.3	8.6	9.0
Iraq	5,123,406	6,036,362	8,310,130	10,822,144	11,948,905	5.0	5.3	6.2	7.1	7.9
United Kingdom	5,937,997	7,235,861	8,151,430	8,693,599	8,785,124	5.8	6.4	6.0	5.7	5.8
Russia	3,189,607	4,628,153	5,992,633	6,680,777	6,964,209	3.1	4.1	4.4	4.4	4.6

Italy	5,888,958	6,505,277	7,851,480	6,373,080	6,718,355	5.8	5.7	5.8	4.2	4.4
France	6,211,415	6,054,499	6,805,821	6,198,536	6,376,704	6.1	5.3	5.0	4.1	4.2
USA	3,240,597	3,762,919	4,584,029	5,604,230	5,640,247	3.2	3.3	3.4	3.7	3.7
UAE	2,896,572	3,332,885	3,706,654	8,174,607	4,965,630	2.8	2.9	2.7	5.4	3.3
Spain	2,818,470	3,536,205	3,917,559	3,717,345	4,334,196	2.8	3.1	2.9	2.4	2.9
Iran	2,024,546	3,044,177	3,589,635	9,921,602	4,192,511	2.0	2.7	2.7	6.5	2.8
China	1,600,296	2,269,175	2,466,316	2,833,255	3,600,865	1.6	2.0	1.8	1.9	2.4
Netherlands	2,127,297	2,461,371	3,243,080	3,244,429	3,538,043	2.1	2.2	2.4	2.1	2.3
Egypt	2,599,030	2,250,577	2,759,311	3,679,195	3,200,362	2.5	2.0	2.0	2.4	2.1
Saudi Arabia	1,768,216	2,217,646	2,763,476	3,676,612	3,191,482	1.7	1.9	2.0	2.4	2.1
Azerbaijan	1,400,446	1,550,479	2,063,996	2,584,671	2,960,371	1.4	1.4	1.5	1.7	2.0
Libya	1,795,117	1,932,370	747,629	2,139,440	2,753,096	1.8	1.7	0.6	1.4	1.8
Israel	1,522,436	2,080,148	2,391,148	2,329,531	2,649,663	1.5	1.8	1.8	1.5	1.7
Romania	2,201,936	2,599,380	2,878,760	2,495,427	2,616,313	2.2	2.3	2.1	1.6	1.7
Belgium	1,795,682	1,960,441	2,451,030	2,359,575	2,573,804	1.8	1.7	1.8	1.5	1.7
Ukraine	1,004,772	1,260,423	1,729,760	1,829,207	2,189,245	1.0	1.1	1.3	1.2	1.4
Others	37,202,809	37,685,804	44,552,166	45,980,102	48,900,936	36.4	33.1	33.0	30.2	32.2

(1)	Countries are ranked by 2013 figures.

Source: TURKSTAT

The value of imports increased from approximately U.S.$7.9 billion in 1980 to approximately U.S.$202 billion in 2008. However, with the global economic crisis the value of imports fell significantly to U.S.$140.9 billion in 2009 and the EU accounted for 40.1% of Turkey’s total imports. In 2010, the value of imports increased to U.S.$185.5 billion and the EU accounted for 38.9% of Turkey’s total imports. In 2011, the value of imports increased to U.S.$240.8 billion and EU share in Turkey’s import was 37.8%. In 2012, the value of imports increased to U.S.$236.5 billion and EU share in Turkey’s import was 37%. In 2013, the value of imports increased to U.S.$251.7 billion and EU share in Turkey’s import was 36.7%.

In 2013, of the main commodity groups, the share of intermediate goods in total imports was 73%, while the shares of capital goods and consumption goods in total imports were 13.5% and 12.1%, respectively.

The following table presents the composition (by Broad Economic Classification) of Turkey’s imports (other than non-monetary gold) by sector of trade for the periods indicated:

Table 24 (In Million Dollars, and % changes)

	2009	2010	2011	2012	2013	10/09	11/10	12/11	13/12
TOTAL	140,928	185,544	240,842	236,545	251,661	31.7	29.8	-1.8	6.4
Capital goods	21,463	28,818	37,271	33,925	36,771	34.3	29.3	-9.0	8.4
Capital goods (Except transportation vehicles)	18,384	23,250	29,605	28,125	32,034	26.5	27.3	-5.0	13.9
Transportation vehicles incidental to industry	3,078	5,569	7,665	5,800	4,737	80.9	37.7	-24.3	-18.3

Intermediate goods	99,510	131,445	173,140	174,930	183,811	32.1	31.7	1.0	5.1
Unprocessed materials incidental to industry	7,985	12,259	16,160	15,344	13,926	53.5	31.8	-5.0	-9.2
Processed materials incidental to industry	43,492	58,733	75,482	73,612	85,896	35.0	28.5	-2.5	16.7
Unprocessed fuels and oils	1,139	1,176	1,304	1,162	923	3.2	10.9	-10.9	-20.5
Parts of investment goods	8,292	9,064	10,861	10,949	12,412	9.3	19.8	0.8	13.4
Parts of transportation vehicles	7,841	10,581	12,334	11,129	11,890	34.9	16.6	-9.8	6.8
Unprocessed materials of food and beverages	2,074	2,794	4,379	3,703	3,414	34.7	56.7	-15.4	-7.8
Processed materials of food and beverages	1,206	1,113	1,794	2,137	2,244	-7.7	61.2	19.1	5.0
Processed fuels and oils	9,183	12,223	16,434	17,424	17,426	33.1	34.4	6.0	0.0

Consumption goods	19,290	24,735	29,692	26,699	30,416	28.2	20.0	-10.1	13.9
Automobiles	4,265	6,820	8,475	7,248	9,127	59.9	24.3	-14.5	25.9
Resistant consumption goods	2,619	3,499	4,337	4,353	4,962	33.6	24.0	0.3	14.0
Semi-resistant consumption goods	4,090	5,303	6,453	5,893	6,795	29.7	21.7	-8.7	15.3
Non-resistant consumption goods	4,949	5,531	5,895	5,177	5,392	11.8	6.6	-12.2	4.2
Unprocessed of food and beverages	596	676	814	809	845	13.5	20.4	-0.7	4.5
Processed of food and beverages	1,003	1,366	1,816	1,387	1,619	36.2	33.0	-23.6	16.7
Gasoline	1,191	1,343	1,662	1,675	1,415	12.8	23.8	0.7	-15.5
Transportation vehicles not incidental to industry	577	197	240	157	261	-65.9	21.9	-34.6	66.0

Others	666	546	739	990	663	-18.1	35.3	34.1	-33.1
Other goods not elsewhere specified	666	546	739	990	663	-18.1	35.3	34.1	-33.1

SOURCE: MINISTRY OF DEVELOPMENT

The following table presents imports (other than non-monetary gold) by country or region of origin for the periods indicated:

Table 25

	2009	2010	2011	2012	2013	2009	2010	2011	2012	2013
TOTAL	140,928,421	185,544,332	240,841,676	236,545,141	251,661,250	100.0	100.0	100.0	100.0	100.0

A-EUROPEAN UNION	56,616,302	72,391,053	91,439,406	87,657,462	92,457,992	40.2	39.0	38.0	37.1	36.7

B-FREE ZONES IN TURKEY	965,287	878,447	1,038,057	1,045,827	1,267,869	0.7	0.5	0.4	0.4	0.5

C-OTHER COUNTRIES	83,346,833	112,274,832	148,364,213	147,841,852	157,935,389	59.1	60.5	61.6	62.5	62.8
1-Other European Countries	25,779,110	30,101,101	35,668,228	37,206,446	41,319,229	18.3	16.2	14.8	15.7	16.4
2-North African Countries	2,237,693	3,098,091	3,342,055	3,308,343	3,508,479	1.6	1.7	1.4	1.4	1.4
3-Other African Countries	1,700,198	1,725,916	3,424,658	2,613,447	2,522,630	1.2	0.9	1.4	1.1	1.0
4-North American Countries	9,513,149	13,234,069	17,345,670	15,084,268	13,952,865	6.8	7.1	7.2	6.4	5.5
5-Central America and Caraips	475,745	622,763	903,455	1,069,126	1,362,167	0.3	0.3	0.4	0.5	0.5
6-South American Countries	2,286,192	2,942,329	4,500,367	4,079,580	3,665,676	1.6	1.6	1.9	1.7	1.5
7-Near and Middle Eastern	7,133,985	13,010,828	20,439,413	21,410,008	22,214,051	5.1	7.0	8.5	9.1	8.8
8-Other Asian Countries	28,748,748	40,343,434	53,143,945	49,602,022	54,648,319	20.4	21.7	22.1	21.0	21.7
9-Australia and New Zealand	647,843	493,033	806,922	861,022	1,318,247	0.5	0.3	0.3	0.4	0.5
10-Other Countries	4,824,170	6,703,268	8,789,500	12,607,589	13,423,725	3.4	3.6	3.6	5.3	5.3

D-SELECTED COUNTRY GROUPS
1-OECD Countries	72,965,024	94,162,761	121,327,626	113,723,573	124,206,736	51.8	50.7	50.4	48.1	49.4
2- EFTA Countries	2,780,569	4,002,407	5,845,716	5,238,265	10,652,294	2.0	2.2	2.4	2.2	4.2
3-Organization of the Blacksea Economic Cooperation	27,686,923	32,979,705	38,770,165	41,509,519	41,270,643	19.6	17.8	16.1	17.5	16.4
4- Organization for Economic Cooperation	6,009,259	11,607,394	17,305,837	16,429,472	14,802,005	4.3	6.3	7.2	6.9	5.9
5-Commonwealth of Independent States	24,757,453	28,908,734	33,159,169	35,248,191	34,000,176	17.6	15.6	13.8	14.9	13.5
6-Turkish Republics	1,872,138	2,923,668	3,642,096	3,558,042	3,600,058	1.3	1.6	1.5	1.5	1.4
7-Organization of Islamic Cooperation	13,357,101	22,200,530	31,417,773	31,690,284	32,074,294	9.5	12.0	13.0	13.4	12.7

Selected country groups (1)	2009	2010	2011	2012	2013	2009	2010	2011	2012	2013
TOTAL	140,928,421	185,544,332	240,841,676	236,545,141	251,661,250	100.0	100.0	100.0	100.0	100.0
Russia	19,450,086	21,600,641	23,952,914	26,625,286	25,064,214	13.8	11.6	9.9	11.3	10.0
China	12,676,573	17,180,806	21,693,336	21,295,242	24,685,885	9.0	9.3	9.0	9.0	9.8
Germany	14,096,963	17,549,112	22,985,567	21,400,614	24,182,422	10.0	9.5	9.5	9.0	9.6
Italy	7,594,645	10,139,888	13,449,861	13,344,468	12,884,864	5.4	5.5	5.6	5.6	5.1
USA	8,575,737	12,318,745	16,034,121	14,130,546	12,596,170	6.1	6.6	6.7	6.0	5.0
Iran	3,405,986	7,645,008	12,461,532	11,964,779	10,383,217	2.4	4.1	5.2	5.1	4.1
Switzerland	1,999,386	3,153,702	5,018,977	4,304,864	9,645,289	1.4	1.7	2.1	1.8	3.8
France	7,091,795	8,176,600	9,229,558	8,589,896	8,079,840	5.0	4.4	3.8	3.6	3.2
Spain	3,776,917	4,840,062	6,196,452	6,023,625	6,417,719	2.7	2.6	2.6	2.5	2.6
India	1,902,607	3,409,938	6,498,651	5,843,638	6,367,791	1.4	1.8	2.7	2.5	2.5
United Kingdom	3,473,433	4,680,611	5,840,380	5,629,455	6,281,414	2.5	2.5	2.4	2.4	2.5
South Korea	3,118,214	4,764,057	6,298,483	5,660,093	6,088,318	2.2	2.6	2.6	2.4	2.4
UAE	667,857	698,421	1,649,456	3,596,545	5,384,468	0.5	0.4	0.7	1.5	2.1
Ukraine	3,156,659	3,832,744	4,812,060	4,394,200	4,516,333	2.2	2.1	2.0	1.9	1.8
Greece	1,131,065	1,541,600	2,568,826	3,539,869	4,206,020	0.8	0.8	1.1	1.5	1.7
Belgium	2,371,516	3,213,606	3,959,279	3,690,309	3,843,376	1.7	1.7	1.6	1.6	1.5
Romania	2,257,963	3,449,195	3,801,297	3,236,425	3,592,568	1.6	1.9	1.6	1.4	1.4
Japan	2,781,971	3,297,796	4,263,730	3,601,427	3,453,190	2.0	1.8	1.8	1.5	1.4
Netherlands	2,543,073	3,156,000	4,004,955	3,660,634	3,363,585	1.8	1.7	1.7	1.5	1.3
Poland	1,817,093	2,620,956	3,496,189	3,058,078	3,184,533	1.3	1.4	1.5	1.3	1.3
Others	37,038,881	48,274,844	62,626,053	62,955,148	67,440,035	26.3	26.0	26.0	26.6	26.8

(1)	Countries are ranged by 2013 figures.

Source: TURKSTAT, Ministry of Development

In 2011, Turkey’s net international reserves were approximately U.S.$110.6 billion. In 2011, gross foreign exchange reserves of the Central Bank were approximately U.S.$78.5 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$22.2 billion. In 2011, net portfolio outflow from Turkey was U.S.$1.8 million, compared to a U.S.$2.3 million outflow in 2010.

In 2012, Turkey’s net international reserves were approximately U.S.$137.5 billion. In 2012, gross foreign exchange reserves of the Central Bank were approximately U.S.$100 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$18.4 billion. In 2012, net portfolio outflow from Turkey was U.S.$1.3 million, compared to a U.S.$1.8 million outflow in 2011.

In 2013, Turkey’s net international reserves were approximately U.S.$147.8 billion. In 2013, gross foreign exchange reserves of the Central Bank were approximately U.S.$110.9 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$20.1 billion. In 2013, net portfolio outflow from Turkey was U.S.$0.9 million, compared to a U.S.$1.3 million outflow in 2012.

OTHER GOODS, SERVICES AND INCOME

In addition to merchandise exports and imports, Turkey’s current account is composed of earnings from other goods, services and income. This item includes tourism revenues, interest earnings and other invisible revenues, such as earnings from shipment and transportation, investment income, contractors’ earnings and other official and private services (a residual category).

In 2011, Turkey’s tourism revenues increased by 10.9% to U.S.$25.0 billion. See “Economy—Services—Tourism.” In addition, earnings from income balance were U.S.$3.9 billion in 2011, compared to U.S.$4.5 billion in 2010.

Turkey’s receipts from all services amounted to approximately U.S.$39.0 billion in 2011, which represented an increase of 12.1% from 2010. Current transfers amounted to U.S.$1.7 billion in 2011. On the other hand, the debit for all services and income account amounted to approximately U.S.$32.5 billion ($11.7 billion from income) in 2011, representing an increase of 5.1% (an increase of 0.9% for income) from 2010.

In 2012, Turkey’s tourism revenues increased by 2.4% to U.S.$25.6 billion. See “Economy—Services—Tourism.” In addition, earnings from income balance were U.S.$5 billion in 2012, compared to U.S.$3.9 billion in 2011.

Turkey’s receipts from all services amounted to approximately U.S.$40.7 billion in 2012, which represented an increase of 6.9% from 2011. Current transfers amounted to U.S.$1.4 billion in 2012. On the other hand, the debit for all services and income account amounted to approximately U.S.$32.3 billion ($11.7 billion from income) in 2012, representing a decrease of 0.1% (a decrease of 0.5% for income) from 2011.

In 2013, Turkey’s tourism revenues increased by 10.5% to U.S.$28 billion. See “Economy—Services—Tourism.” In addition, earnings from income balance were U.S.$4.5 billion in 2013, compared to U.S.$5 billion in 2012.

Turkey’s receipts from all services amounted to approximately U.S.$46.6 billion in 2013, which represented an increase of 8.2% from 2012. Current transfers amounted to U.S.$1.2 billion in 2013. On the other hand, the debit for all services and income account amounted to approximately U.S.$37.4 billion ($12.2 billion from income) in 2013, representing a decrease of 14.2% (a decrease of 13.8% for income) from 2012.

BALANCE OF PAYMENTS

The following table summarizes the balance of payments of Turkey for the periods indicated:

Table 26

in millions of US dollar	2009	2010	2011	2012	2013
CURRENT ACCOUNT	-12,124	-45,420	-75,082	-48,497	-65,065
Trade Balance	-24,850	-56,413	-89,137	-65,331	-80,022
Goods Exports	109,647	120,902	143,396	163,221	163,371
Goods Imports	-134,497	-177,315	-232,533	-228,552	-243,393
Services	18,625	16,684	20,152	22,562	23,130
Credit	35,712	36,279	40,668	43,089	46,628

Tourism receipts	22,980	22,585	25,054	25,345	27,997
Debit	-17,087	-19,595	-20,516	-20,527	-23,498
Income	-8,308	-7,214	-7,855	-7,161	-9,354
Credit	5,164	4,477	3,952	5,034	4,523
Interest Income	1,685	1,094	1,207	2,054	1,778
Debit	-13,472	-11,691	-11,807	-12,195	-13,877
Interest Expenditure	-7,408	-5,507	-5,292	-5,831	-5,781
Current Transfers	2,409	1,523	1,758	1,433	1,181
General Government	1,190	563	794	558	643
Other Sectors	1,219	960	964	875	538
Workers’ Remittances	1,014	948	1,045	975	877
CAPITAL ACCOUNT	-43	-51	-25	-52	-92
FINANCIAL ACCOUNT	9,089	44,543	65,972	47,490	62,680
Direct Investment (net)	7,076	7,594	13,822	9,150	9,805
Portfolio Investment (net)	227	16,073	21,986	40,789	23,691
Assets	-2,711	-3,544	2,688	2,657	2,601
Liabilities	2,938	19,617	19,298	38,132	21,090
Equity Securities	2,827	3,468	-986	6,274	841
Debt Securities	111	16,149	20,284	31,858	20,249
General Government	111	14,797	17,326	21,658	8,754
In Turkey	-1,709	10,715	14,805	16,835	4,133
Abroad	1,820	4,082	2,521	4,823	4,621
Other Investment (net)	1,897	33,685	28,351	18,365	39,095
Assets	10,963	7,024	11,197	-707	2,364
Liabilities	-9,066	26,661	17,154	19,072	36,731
Loans	-14,065	10,224	18,973	9,780	21,914
Monetary Authority	0	0	0	0	0
General Government	922	1,498	-767	-2,092	-870
Banks	-4,450	12,900	12,511	5,162	21,600
Other Sectors	-10,537	-4,174	7,229	6,710	1,184
Deposits	4,135	13,837	-4,308	7,799	8,633
in Monetary Authority	-829	-503	-1,915	-2,243	-2,000
in Banks	4,964	14,340	-2,393	10,042	10,633
Reserve Assets	-111	-12,809	1,813	-20,814	-9,911
NET ERRORS AND OMISSIONS	3,078	928	9,135	1,059	2,477

Source: CBT

CURRENT ACCOUNT

The ongoing slowdown in domestic and external demand due to the global recession caused both exports and imports to plunge and the foreign trade deficit to contract in 2009. Exports and imports fell in real and nominal terms. The significant decrease in international energy and commodity prices contributed to the nominal decrease in both exports and imports. In 2009, services revenues decreased by 3.6% with decreasing net tourism revenues. Therefore, the current account deficit went down to U.S.$12.1 billion as of the end of 2009 (2% of GDP).

Although external demand remained weak amid Europe’s sovereign debt problems, domestic demand grew at a relatively steady pace, leading to a large increase in the foreign trade deficit during 2010. After declining year-on-year due to the global recession and falling commodity prices in 2009, foreign trade prices increased in 2010. Specifically, due to the sharp rise in commodity prices during the second half of 2010, prices of imports increased at a faster pace than prices of exports, leading to a significant deterioration in the terms of trade. Net services revenues dropped by 10.4% year-on-year in 2010 due to the widening foreign trade deficit and the rapid increase in service expenditures, causing the current account deficit to expand. Despite the increased number of tourists in 2010 as compared to 2009, the fall in average expenditures, tourism revenues went down by 1.7% in 2010. Furthermore, transportation costs continued to rise due to rising imports. Thus, the current account deficit increased to U.S.$45.4 billion in 2010 (6.2% of GDP).

In the post-crisis recovery period, the Turkish economy followed a robust course, with domestic and external demand displaying divergences in terms of their speed of recovery. Accordingly, imports surged amid robust domestic demand in 2011; whereas, exports exhibited only a mild recovery due to relatively weak external demand. Despite the evident slowdown in imports owing to the policy measures adopted in the second half of the year to balance domestic and external demand, the foreign trade deficit continued to grow in 2011. Consequently, balance-of-payments-defined total exports and imports of goods registered annual increases by 18.6% and 31.1%, respectively, and reached U.S.$143.4 billion, and U.S.$232.5 billion, respectively. As a result, the foreign trade deficit hit U.S.$89.1 billion in 2011, with a year-on-year increase of U.S.$32.7 billion.

Despite weaker external demand conditions amid intensifying downside risks to the global economy due to heightened concerns over sovereign debt sustainability in the Eurozone as well as the perception that the recovery in the U.S. economy would be slower than expected, exports remained relatively stable throughout the year. Exports were mainly driven by base metals, motor vehicles, food products and textiles throughout 2011. All subcategories of imports, particularly base metals, chemicals and chemical products, machinery-equipment and road vehicles, increased amid brisk domestic demand. Having improved in favor of the Turkish economy amid the decline in international energy prices during the global crisis, terms of trade started to deteriorate particularly by the second half of 2009; worsening further in 2011 on the heels of the mild recovery in the post-crisis period, causing energy prices, and in particular, crude oil prices to soar. However, even when excluding energy prices, terms of trade have followed a downward course since the second half of 2009.

The monetary policy implemented by the Central Bank at the end of 2010 to balance domestic and external demand, weakened domestic demand factors, and the increase in net external demand were the main factors underlying the decline in the current account deficit throughout 2012. Measures were taken to decrease credit growth to a sustainable level, which led to a slowdown in imports. Meanwhile, the contraction in private consumption caused exporting sectors to concentrate on foreign markets, which catalyzed the reduction in the current account deficit. The Turkish lira, which maintained its competitiveness, also played a significant role in reducing the current account deficit by contributing to the increase in exports of goods and services. As a consequence, the current account deficit was reduced by U.S.$26.6 billion to U.S.$48.5 billion in 2012.

The moderate and steady upward trend in exports that started in the wake of the financial crisis continued throughout 2012, although it slowed down in the last quarter. The financial crisis in the European Union countries (the “EU”) that deepened at the end-2011 impeded Turkey’s exports to the EU. However, the adverse effects of the conditions in the EU were mitigated by diversifying to newer export regions and sectors during this period. Another significant development with respect to exports was the increase in gold exports that started primarily in the second quarter of 2012.

The downward trend in imports that began in the final quarter of 2011 was reversed and there was a limited increase in imports during the last quarter of 2012. Overall, the decline in domestic demand had a restrictive effect on the total demand for imports, and both total imports and imports, excluding the energy sector, decreased in year-on-year terms by 1.8% and 5.5%, respectively.

Tourism and transportation items continued to be the main drivers of goods and services in 2012. Tourism revenues increased in the final quarter of 2012. This was mainly driven by the increase in the number of visitors from outside of the EU, primarily from Asian countries.

Despite the weak global growth, exports managed to maintain a steady pattern in 2013 and stayed at U.S.$163 billion level. On the other hand, a significant growth of 6.5% was realized in imports mainly because of historically high gold imports as well as robust domestic demand. Consequently, the balance-of-payments-defined trade deficit rose to U.S.$80 billion in 2013 (U.S.$11.8 billion of which was due to gold imports).

Tourism and transportation items continued to be the main drivers of services in 2013 as in 2012. Tourism revenues increased throughout the year and reached a historical high of U.S.$28 billion in 2013. This was mainly driven by the increase in the number of visitors from outside of the EU, primarily from Russia, Georgia and Asian countries.

As a result of the above factors, the current account deficit rose to U.S.$65 billion (7.9% of GDP) at the end of 2013.

FOREIGN DIRECT INVESTMENTS

Pro-business foreign direct investment (FDI) policies were introduced as part of the modernization of the Turkish economy. FDI legislation, which has been in force since June 17, 2003, provides a secure environment for foreign investors by providing support through several bilateral and multilateral agreements and organizations, all of which helps to ensure equal treatment of domestic and foreign investors, such as granting foreign entrepreneurs the same rights as local entrepreneurs and guaranteeing the transfer of profits, fees and royalties and the repatriation of capital.

The main principles of the FDI Regime are:

•	No Pre-entry Screening Requirement

•	No Minimum Capital Requirement

•	Equal Treatment of Domestic and Foreign Investors

•	Guarantee to Transfer of Proceeds

•	Key Expatriate Personnel Employment

•	Protection Against Expropriation

•	International Dispute Settlement

Turkey has been a member of several international organizations and party to bilateral and multilateral agreements, which provide a more secure investment environment for foreign investors, such as:

•	The Organization for Economic Co-operation and Development (OECD), World Trade Organization (WTO), International Monetary Fund (IMF), World Bank and various organizations of the World Bank, including Multinational International Guaranty Agency (MIGA).

•	Agreements to protect and promote investment which have been signed with 90 countries, 75 of which are currently in force.

•	Agreements to avoid double taxation are currently in effect with 76 countries.

•	Active participation in meetings and activities of the OECD Investment Committee and its working parties, and party to the convention on the International Center for Settlement of Disputes.

•	Investment-related agreements on WTO platforms such as TRIMs (Trade Related Investment Measures) and TRIPs (Trade Related Intellectual Property Rights).

•	Active participant in the WTO working group conducting analytical studies on the relationship between trade and investment.

Net FDI inflows into Turkey amounted to U.S.$12,919 million in 2013. The following table sets forth foreign direct investment inflows for the years indicated:

Foreign Direct Investment

Table 27

	Equity Capital			Other Capital (intra-company loans)	Real Estate	Total
	Inflow	Outflow	Net	Net	Net	(Net)
	(in millions of U.S. dollars)
2008	6,266	-82	6,184	663	1,782	8,629
2009	6,256	-35	6,221	343	2,494	9,058
2010	16,136	-1,991	14,145	13	2,013	16,171
2011	10,759	-633	10,126	462	2,636	13,224
2012	10,246	-568	9,678	192	3,049	12,919

Source: CBRT

Investments in the services sector accounted for 45% of total FDI for 2012, while manufacturing accounted for 43% of such total. The following table sets forth FDI inflows (Equity Capital) by sector:

Table 28

Foreign Direct Investment (Equity Capital) by Sector

(in millions of U.S. Dollars)

Sector	2009	2010	2011	2012	2013
Agriculture, Forestry and Fishing	48	81	32	43	49
Mining and Quarrying	89	136	146	213	240
Manufacturing	1,640	924	3,596	4,342	2,199
Electricity, Gas, Steam and Air-conditioning Supply	2,158	1,827	4,295	924	2,371
Water Supply; Sewerage, Waste Management and Remediation	5	3	2	0	36
Construction	209	310	301	1,428	200
Wholesale and Retail Trade	389	435	709	221	357
Transportation and Storage	230	183	222	130	300
Accommodation and Food Service Activities	55	113	122	16	57
Information and Communication Services	173	36	36	133	122
Financial and Insurance Activities	817	1.621	5.883	2,084	3,789
Real Estate Activities	210	241	300	173	130
Professional, Scientific and Technical Activities	81	94	103	78	106
Administrative and Support Service Activities	22	17	55	234	142
Public Administration and Defense, Compulsory Social Security	0	0	0	0	0
Education	1	17	68	60	14
Human Health and Social Work Activities	105	112	232	546	105
Arts, Entertainment and Recreation	25	62	13	81	5
Other Service Activities	316	273	298	639	449
Activities of Extra-Territorial Organizations and Bodies	0	0	0	0	0
TOTAL	6,266	6,256	16,136	10,759	10,246

Source: CBRT

Historically, firms from EU member states have had the largest share of FDI in the Republic. Beginning in 2009, EU member states were significantly affected by the global financial crisis and as a result, fiscal problems arose, and continue to arise, in the region. As a result, many firms in the EU revised their investment strategies and decreased direct investments abroad, including investments in the Republic. Accordingly, Turkey experienced a significant decrease in foreign direct investment in 2009. In 2012 and 2013, net international direct investment decreased (18% in 2012 and 2% in 2013). In 2013, FDI inflows to Turkey decreased (2%) compared to 2012. The share of FDI inflows from Asian countries increased slightly (from 22% to 32%) in 2013. The following table sets forth foreign direct investment inflows (Equity Capital) by country:

Table 29

Foreign Direct Investment (Equity Capital) by Country

(in millions of U.S. Dollars)

	2009	2010	2011	2012	2013
EUROPE	4,942	4,737	11,494	7,303	5,319
Austria	1.019	1.584	2.418	1.519	659
France	617	623	999	86	222
Germany	497	597	665	491	1.900
Greece	59	436	111	58	58
Italy	314	25	111	154	145
Luxembourg	509	311	562	1.186	294
Netherlands	717	486	1.425	1.381	1.002
Spain	145	205	2.251	193	531
United Kingdom	350	245	905	2.044	297
Other EU Countries	1,428	1,177	4,971	1,628	1,094

EFTA Countries	281	197	323	592	232
OTHER EUROPEAN COUNTRIES	25	5	770	30	890
AFRICA	2	0	0	0	221
AMERICA	331	384	1.485	491	343

NORTH AMERICA	312	378	1.423	471	342
USA	260	323	1.403	439	326
Canada	52	55	20	32	16

CENTRAL AMERICA	12	0	57	16	1

SOUTH AMERICA	7	6	5	4	0
ASIA	673	928	2.055	2.337	3.238
NEAR AND MIDDLE EAST COUNTRIES	361	473	1.558	1.593	2.593
OTHER ASIAN COUNTRIES	78	45	1.359	653	1.400
AUSTRALIA	12	5	9	6	3
UNCLASSIFIED	0	0	0	0	0
TOTAL WORLD	6,266	6,256	16,136	10,759	10,246

Source: CBRT

FUTURE DIRECTIONS

Strengthening the private sector’s role in the Turkish economy is an integral part of Turkey’s overall macroeconomic program. Within this framework, Turkey has put efforts for improving the investment climate among the top agenda items and initiated a comprehensive reform program in 2001 in order to streamline all investment-related procedures (the “Reform Program”).

The purpose of the Reform Program is to increase domestic and foreign investments by improving the investment environment. Thus, it is intended to prevent administrative obstacles to investing, reduce or eliminate unnecessary and repetitive bureaucratic transactions and complete investment rapidly. The Reform Program is an on-going improvement initiative.

With a view to provide an efficient institutional structure to coordinate the Reform Program, the Coordination Council for the Improvement of the Investment Environment (YOIKK) was established in 2001. The mandate of the YOIKK is to make specific recommendations to the Council of Ministers to remove obstacles to the improvement of the investment climate.

The YOIKK structure consists of 10 technical committees, each of which deals with different aspects of FDI and is chaired by high level officials of related institutions:

1.	Company Transactions and Corporate Governance

2.	Employment

3.	Input Supply Strategy (GITES) and Sectoral Licenses

4.	Investment Location, Environment and Construction Permits

5.	Taxes and Incentives

6.	Foreign Trade and Customs

7.	Intellectual Property Rights and Research & Development

8.	Legislation on Investment Climate and Legislative Procedures

9.	Getting Credit

10.	Infrastructure

Productive collaboration between the public and the private sector is the key factor in this process. To ensure that policy reforms truly reflect and address private sector concerns, direct involvement of companies and investors in this process is critical. Thus, each technical committee consists of representatives from both the private sector and government agencies.

To increase efficiency of the YOIKK, a Steering Committee was established in May 2005, comprised of high level executives of ten Ministries and governmental agencies, and the four leading business associations which have seats on the YOIKK and Investment Advisory Council for Turkey (IAC) platforms. The Undersecretary of Ministry of Economy chairs the Steering Committee. In case of necessity, the Chairman is able to invite other representatives from institutions to committee meetings or to advise the committee.

On February 5, 2007, for the first time in its history, the YOIKK Technical Committees prepared action plans which provided a schedule for all representative institutions from the public and private sectors to finalize works of each Technical Committee. Implementation of the action plans provides a performance measurement for each Technical Committee’s work to improve the investment environment. These action plans were reviewed in line with the changing perspectives and necessities of the business environment and have been announced to the public on a yearly basis since 2007.

Some of the developments which resulted from the work of the YOIKK Technical Committees in 2013 are as follows:

•	“Regulation on Environmental Impact Assessment” was published in the Official Gazette No. 28784 on October 3, 2013.

•	In order to form legal structure to harmonize postal services with the international standards, “Postal Services Law” was published in the Official Gazette No. 28655 on May 23, 2013.

•	To ensure freight and passenger transportation by the private companies, “Law Regarding Liberalizing Rail Transportation” was published in the Official Gazette No. 28634 on May 1, 2013.

•	In order to conduct legislation study to improve Individual Participation Capital system, a regulation was published in the Official Gazette No. 28560 on February 15, 2013. “The Regulation on Law on Mediation in Civil Disputes” which is defining procedures and principles, was published on January 26, 2013 at the Official Gazette.

•	Authorized Economic Operator, which will accelerate and facilitate the customs procedures with the Regulation on the Facilitation of Customs Procedures published in the Official Gazette dated January 10, 2013 and numbered 28524.

Turkey designed a program for sharing its experience on reforming the investment environment in order to create a synergy between Turkey and the requesting country’s current conditions, necessities and preferences. A series of seven workshops designed and crafted according to the needs of the country have been carried out since 2008:

•	September 23-27, 2013, Expert Training Program for the Experts of the IDB Members “Turkey’s Experience Sharing Program on Investment Climate Reforms

•	May 30, 2013, Experience Sharing Program on Investment Climate Reform for Cameroon

•	April 16, 2013, Experience Sharing Program on Investment Climate Reform for Egypt

Turkey has been a donor to the OECD-MENA Initiative and EURASIA Competitiveness Program.

The investment climate indices published by international organizations or institutions are of vital importance in terms of providing comparative information on countries to assist in the improvement of the investment environment. The indices, published periodically, focus on issues such as legal framework, infrastructure, and institutional capacity which factor into investors’ decisions on mobilizing their investments, and thus contribute to the prioritization of the country’s reform agenda.

According to the World Bank 2014 Doing Business Report which comparatively evaluates 189 countries under 10 different topics such as starting a business, resolving insolvency and trading across borders, Turkey ranked 69 among 189 countries.

While achieving positive results in improving the investment environment for businesses by means of national platforms like YOIKK, another structure with an international perspective, Investment Advisory Council (IAC) for Turkey, was established in 2004 with a view to raise the competitive position of Turkey in the world economy as an investment location.

At the end of the inaugural meeting the Council members decided to convene once a year and highlighted a number of priority issues which they believed to be hindering Turkey’s full potential and which they view would be beneficial to concentrate on. These IAC meetings brought together top executives of leading multinational companies, international organizations, such as IMF, World Bank and European Investment Bank and heads of Turkish private sector associations in Istanbul and were chaired by the Prime Minister Recep Tayyip Erdoğan.

The IAC structure, and the cooperative dialogue it encourages with the private sector, has proven to be not only fundamental for creating a better investment climate, but also fully supportive of the government’s philosophy that continuous efforts to improve the investment environment will remain at the forefront of the country’s development priorities. The YOIKK technical committees serve as working groups to which the IAC recommendations shall be remitted for follow up and action.

The Council has had eight meetings to date and the most recent meeting of the IAC was held on October 31, 2013 in Istanbul. The members of the IAC unanimously reaffirmed for the eighth year their commitment to the Turkish economy and reiterate their substantial investment and growth plans for the future.

The Council of Ministers is authorized to apply reduced corporate income rates, not exceeding a 75% reduction, for taxpayers operating in the fields of textile, confection and ready-made clothing, leather and leather products, who transfer their manufacturing facilities to the provinces determined by the Council of Ministers until December 31, 2010 and recruit at least 50 employees, over their earnings which are derived from the mentioned provinces for five years following the transfer date.

Tax incentives for activities in the free trade zones (FTZ) were rationalized. The corporate income tax and the personal income tax exemptions were abolished for new companies, but the tax exemption of existing FTZ companies were extended for the length of their licenses and the exemptions for wages paid to employees recruited in FTZs were extended until 2008. Income from sales of products manufactured in free zones by the taxpayers operating in these zones is exempted from personal income and corporate income tax as of January 1, 2009 until the year of full membership in EU. The payments made to employees by taxpayers who export at least 85% of FOB price of products manufactures in FTZs are exempted from personal income tax.

Job creation incentives in low-income regions are in place in 49 provinces with a per capita GDP below U.S.$1,500 (mainly in eastern Turkey), including, for example:

•	An exemption on personal income tax for any non-public sector or public sector employee whose employment represents an incremental increase over employment levels. This is limited to taxes payable on the minimum wage and amounts to a 15% subsidy. The limit converts this into a unit subsidy equal to 15% of minimum wage;

•	For incremental employees, an exemption for the employer portion of social security capped at the current minimum contribution base (currently above minimum wage). Again, this effectively acts as a unit subsidy of the minimum monthly social security contribution;

•	100% of these two exemptions can be used in the organized industrial zones. Only 80% of the exemption can be used outside the organized industrial zones;

•	Free land; and

•	Electricity subsidy.

In order to benefit from the exemption of personal income tax for employee increase, an employer must have at least 10 employees.

Income tax withholding incentives and energy support ended as of December 31, 2009. Incentives for Social Security Contributions by employers will continue until December 31, 2012. However, the above mentioned incentives shall be in force for five years for new investments completed by December 31, 2007; for four years for new investments completed until December 31, 2008 and for three years for new investments completed by December 31, 2009.

CAPITAL ACCOUNT

The unfavorable effects on capital flows due to the global financial crisis that deepened in the last quarter of 2008, continued in the first quarter of 2009 as well and net outflows were observed in this period. Although the tightness in international credit markets persisted throughout 2009, and capital flows - especially to developing countries - slowed down, net inflows were observed as of the second quarter. Long-term capital inflows, which reached high levels owing to the upsurge in private sector utilization of long-term credits in recent years, were replaced by outflows and both the private sector and the banking sector remained net re-payer of debt in 2009. Moreover, direct investments and portfolio investments remained limited. Although the current account deficit declined in annual terms, foreign exchange assets of the banking sector and the private sector decreased by U.S.$12.1 billion, due to ongoing capital outflows. However, the positive balance of U.S.$3.1 billion in net errors and omission decreased the financing requirement.

The liquidity created by expansionary monetary policies in advanced economies stimulated capital inflows to emerging economies in 2010. As a result, Turkey experienced a net portfolio inflow of U.S.$16.1 billion in 2010. Meanwhile, direct investment increased by 7.3% to U.S.$7.6 billion. Moreover, the private sector became a net creditor, and at the same time, banking sector borrowing, especially short-term borrowing, increased. Accordingly, official reserves increased by U.S.$12.8 billion in 2010, whereas banks’ foreign exchange reserves fell by U.S.$13.5 billion, and net errors and omissions posted a surplus of U.S.$0.9 billion.

In 2011, net capital inflow was U.S.$54.1 billion, with the exclusion of reserve changes (Central Bank, banks and other sectors) and IMF loans. Unlike 2010, the non-bank private sector was a net borrower in 2011. Long and short-term borrowings of banks and other sectors, the FDI as well as portfolio investment, particularly GDBS purchases, were the main drivers of net capital inflows. Due to the policy measures adopted in this period, the share of portfolio investment and short-term capital inflows dropped, while FDI and long-term capital inflows gained a higher share in external financing. Accordingly, official reserves declined by U.S.$1.8 billion in 2011, while FX assets of banks and the private sector went down by U.S.$15.1 billion, with net errors and omissions posting a surplus of U.S.$9.1 billion.

The share of direct investment and other investment declined in 2012 while the share of portfolio inflows increased. Capital inflows increased due to the decrease in the current account deficit resulting in a significant increase in official reserves and banks reserves in 2012.

The lingering financial problems in the EU resulted in a decrease in direct investments from that region compared to the previous year. Meanwhile, Turkish direct investments abroad reached historically high levels, which reflects the relatively positive outlook of the country. Due to an increase in risk appetite globally, increasing amounts of liquidity have been directed towards emerging markets. The impact of this trend on Turkey’s balance of payments was marked by an increase in portfolio inflows that started predominantly in the second half of 2012, and Turkey’s share of the global portfolio flows towards emerging economies reached historic highs in the final quarter of 2012.

Turkey’s share of short-term flows in capital inflows declined throughout 2013 compared to previous year and converged to 2011 levels. On the other hand, long-term funding of current account deficit surged by almost 25% and exceeded the short-term inflows at this period. Neither the banking sector nor other sectors experienced any supply side constraints in borrowing from abroad in 2013 and short-term credit borrowing created an important source of financing for banks and the other sectors. For long-term financing, banks resorted both to bond offerings and foreign credits. They used U.S.$19 billion worth of credit together with U.S.$8 billion of bond issuance. For other sectors, a significant bond issuance appeared in 2012 and got almost tripled in 2013 and reached U.S.$3.5 billion. In fact, the banking sector’s debt roll-over ratio, including the bond offerings of the banks, well exceeded the 100 level in 2013.

INTERNATIONAL RESERVES

Over the period 2009-2013, the Central Bank substantially increased its international reserves from previous years. Gold accumulation together with U.S.$21.5 billion increase in gross reserves of CBT drove total net reserves to U.S.$137.5 billion in 2012. Net international reserves reached U.S.$148 billion in 2013 with an accumulation of U.S.$10.5 billion. This movement originated mainly from gross reserves of The Central Bank. The following table presents the level of international reserves at the end of the years indicated:

International Reserves (in millions of U.S. Dollars)

Table 30

	CBT Gross Reserves	Overdraft	Gold	CBT Net Reserves	Commercial Banks	Total Net Reserves
	(A)	(B)	(C)	(D=A-B+C)	(E)	(F=D+E)
2009	70,716	1	4,121	74,836	37,395	112,231
2010	80,721	1	5,264	85,984	24,047	110,031
2011	78,458	1	9,888	88,346	22,168	110,514
2012	99,923	0.5	19,240	119,163	18,325	137,488
2013	112,928	0.5	20,077	131,004	16,831	147,835

Source: CBT

FINANCIAL SYSTEM

THE CENTRAL BANK

The Law on the Central Bank of Turkey (No. 1715) was enacted on June 11, 1930. The Central Bank was established in October 1931 and opened officially on January 1, 1932. In 1970 a new Central Bank Law No. 1211 was enacted on January 14. The goal of the new Central Bank Law was to redefine the authorities and responsibilities of the Central Bank and to enrich the monetary policy tools of the Central Bank so as to enable the Central Bank to play a more active and efficient role in the economy.

The Central Bank has the exclusive right to issue bank notes in Turkey. As the sole regulator of the volume and circulation of the national currency, the Central Bank controls the monetary supply through open market operations and by setting reserve and liquidity requirements. The Central Bank’s open market operations desk maintains a portfolio of Government securities to effect repurchases, reverse repurchases, direct sales and direct purchases. On a day-to-day basis, the Central Bank also regulates liquidity through the interbank market.

The Central Bank manages the official gold and foreign exchange reserves. The Central Bank holds foreign exchange reserves in support of a range of objectives, which include assisting the Turkish Government in meeting its foreign exchange denominated domestic and foreign debt obligations, maintaining foreign exchange liquidity against external shocks, supporting the monetary and exchange rate policies and providing confidence to the markets. The Central Bank’s foreign currency reserves consist primarily of U.S. dollar and Euro denominated deposits and marketable securities issued by foreign governments, supranationals and institutions which have an explicit government guaranty. The Central Bank is also required to determine and protect the value of the national currency compared against gold and foreign currencies within guidelines set by the Government. Besides the foreign exchange market, the Central Bank oversees the domestic markets for Turkish Lira deposits, foreign currency notes and foreign currency deposits. The Central Bank also engages in lending and the granting of credits through its discount window from time to time, though it has not done so to any material extent from January 1996 to date.

The Central Bank performs the traditional functions of a central bank, including the issuance of banknotes, establishing monetary and exchange rate policy in accordance with the needs of the economy so as to maintain price stability by taking into consideration development plans and annual programs, and advising the Government regarding financial matters.

In the aftermath of the February 2001 economic crisis, a series of reforms were put into effect in 2001 and 2002, including an amendment to the Central Bank Law that provided instrument independence, accountability and transparency, declared price stability as the sole and overriding objective of monetary policy and established a Monetary Policy Committee (the “MPC”) with the responsibility of setting the inflation target together with the Government. Further, in 2002, these reforms also included the establishment of the Turkish Lira Interbank Offer Rate (TRLIBOR), which plays an important role in the pricing of credit and other financial instruments, including forward foreign exchange rates, and the commencement of a primary dealership system supported by the Central Bank, which provides the primary dealer banks with Turkish Lira liquidity.

The Central Bank continued efforts to improve the stability of financial markets by implementing policies regarding price stability. Within this framework, the Central Bank introduced the lending operations market for Government Domestic Borrowing Securities (GDBS) at the beginning of 2003 as a step to reinforce the primary dealer system. Hence, banks that want to lend GDBS had the opportunity to obtain additional return with low risk, while borrower primary dealer banks reduced their quotation liabilities in the secondary market.

On January 31, 2004, the Law on the Currency Unit of Turkey (Law No. 5083) was published in the Official Gazette (No. 25363). In accordance with Law No. 5083, a new currency, known as New Turkish Lira or YTL, was introduced on January 1, 2005. The conversion rate of the old Turkish Lira to the New Turkish Lira is: TL1,000,000 = YTL1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Kurus. Turkish Lira and New Turkish Lira banknotes and coins have been in physical circulation since January 2005. However, on January 1, 2006, the old Turkish Lira banknotes were withdrawn from circulation. The Central Bank will convert old Turkish Lira to New Turkish Lira for a period of ten years.

Consistent with the medium-term approach, the Central Bank announced a three-year target. The point target for the first year of the inflation-targeting regime was set as 5% with the Government together with a symmetric uncertainty band of 2%. Also, the year-end targets for the years 2007 and 2008 were announced as 4%. Moreover, the Central Bank initially emphasized that in case any developments prevailed that would threaten the possibility of achieving the targets in the medium term, the Central Bank would be required to explain the reasons for the deviation from the target, to take necessary measures to ensure that inflation would revert back to the target and to inform the public of the expected duration in which inflation would converge to the target.

On December 16, 2008, the Central Bank announced the framework of the monetary and exchange rate policies through the policy document entitled “Monetary and Exchange Rate Policy for 2009”. Even though the main monetary policy framework implemented since 2006 was preserved, the Central Bank adjusted the accountability mechanism. Since inflation reports gradually became a significant support to the accountability mechanism, the Central Bank decided to draft a detailed letter to the government and share this with the public only when the end-year inflation deviates more than 2% in either direction. In other words, unlike previous years, if end of quarter inflation figures breached the uncertainty band, the Central Bank would not write an open letter. Instead, the Central Bank would disclose the reasons for the deviation in the quarterly Inflation Report, together with the measures already taken as well as those to be taken to attain convergence to the target. Thus, the Inflation Report would also have an important role as the main tool of the accountability mechanism.

The framework of the monetary and exchange rate policies to be implemented in 2010 was announced through the policy document entitled “Monetary and Exchange Rate Policy for 2010” on December 10, 2009. The general frameworks of the monetary and exchange rate policies have been maintained as the inflation targeting and the floating exchange rate regimes, respectively, in 2010, as in previous years. Similarly, the enforcement of the accountability mechanism has not been amended for 2010. In this framework, the quarterly inflation path consistent with the year-end target for 2010 was announced to be constant throughout the whole year as a ±2% uncertainty band around the end-year target of 6.5%. In other words, the target of 6.5% will be valid for each quarter end throughout the year 2010 for accounting purposes. Furthermore, the inflation target for 2012 was announced as 5% and it was announced that the “uncertainty band” for the next three years would be maintained at ±2%, as it has been the case since 2006.

The framework of the monetary and exchange rate policies to be implemented in 2011 was announced through the policy document entitled “Monetary and Exchange Rate Policy for 2011” on December 21, 2010. In line with its primary objective of achieving and maintaining price stability, the Central Bank has been conducting monetary policy within the framework of the inflation-targeting regime. The Central Bank has also been carrying out its duty to take measures to achieve stability in the financial system. Along with inflation targeting, the Central Bank continued to implement the floating exchange rate regime in 2011. The medium-term inflation target was kept at 5%. The target variable was announced to be year-end inflation rates calculated by the annual percentage change of the CPI and inflation targets, and was set jointly with the Government as “point targets” to be met. Accordingly, the inflation “point targets” set for 2011 and 2012 were announced as 5.5% and 5%, respectively. The year end-2013 inflation target was again jointly determined with the Government as 5% during the preparation of the medium term program for the 2011-2013 period. The accountability mechanism was not amended for 2011. The “uncertainty band” was maintained at ±2% for 2011.

The framework of the monetary and exchange rate policies to be implemented in 2012 was announced through the policy document entitled “Monetary and Exchange Rate Policy for 2012” on December 27, 2011. In 2012, while focusing on price stability, the Central Bank continued to support financial stability. To this end the Central Bank will continue to maintain a flexible framework for monetary policy. In addition to the interest rate corridor, the overnight interest rate has also been adjusting in response to economic and financial developments through an effective liquidity management. The target variable for monetary policy continues to be the year-end inflation rate, which is calculated as the 12-month change of the Consumer Price Index. The medium-term inflation target has been preserved as 5%. As it was for the 2012-2013 period, the inflation target for 2014 has been set as 5%, which was set jointly with the Government. The accountability mechanism has been kept for 2012 as it was before. The uncertainty band has been maintained at 2% in both directions. Along with the inflation targeting, the Central Bank continues to implement the floating exchange rate regime in 2012.

The framework of the monetary and exchange rate policies to be implemented in 2013 was announced in the policy document entitled “Monetary and Exchange Rate Policy for 2013” on December 25, 2012. The Central Bank continues to implement inflation targeting under a floating exchange rate regime in order to pursue its main objective of price stability. The target variable continues to be the year-end inflation rate calculated by the annual percentage change of the Consumer Price Index. The target horizon is maintained as three years consistent with the 3-year Medium-Term Program of the Government. The Central Bank and the Government have jointly set an inflation target of 5% for 2013, 2014 and 2015. The accountability mechanism for this target remains unchanged. The uncertainty band has been maintained at 2% in both directions. In 2013, while focusing on price stability, the Central Bank continued to support financial stability. To this end the Central Bank continues to maintain a flexible framework for monetary policy. The Central Bank uses multiple policy instruments such as the interest rate corridor and ROM to bolster financial stability without negatively affecting price stability. By allowing Turkish banks to hold a certain portion of their TL required reserves in foreign exchange (FX) and gold, ROM encourages Turkish banks to hold foreign exchange and gold reserves voluntarily. This provides the banks with the flexibility to adjust their foreign exchange reserves held at the Central Bank in response to changes in external financing conditions alleviating the volatility in the exchange rate and credit volumes caused by capital flows.

MONETARY POLICY AND INFLATION

The effects of the financial crisis, which began in developed countries and deepened as of the last quarter of 2008, spreading to the entire global system, remained visible in 2009 as well. Therefore, similar to the last quarter of 2008, the monetary policy implementations of the Central Bank in 2009 were mainly shaped by the ongoing global economic crisis and its effects on domestic economic activity. In other words, the monetary policy of the Central Bank in this period was aimed at curtailing the effects of the global crisis on the domestic economy and to maintain financial stability, without deviating from its primary objective of achieving price stability. In this framework, monetary policy strategy was comprised of two complementary pillars: policy rate cuts and measures to provide the markets with sufficient Turkish Lira and foreign exchange liquidity.

As it could foresee that the problems in international credit markets and the global economy following the deepening of the crisis would continue to restrain both domestic and foreign demand for an extended period, the Central Bank started the policy rate cut process beginning from November 2008 and became a pioneer in cutting policy rates among emerging market economies. Later, as the projections of the Central Bank predicted a fall in inflation rates below the inflation target for the latter half of 2009, the Central Bank accelerated the policy rate cuts in the first quarter of 2009, implementing a front-loaded rate-cut-cycle in order to pre-empt the contraction in economic activity. In this framework, policy rates were cut by a total of 525 basis points in the first four months of the year. Though there were signals of a partial recovery in domestic economic activity beginning from May 2009, the Central Bank took the medium-term outlook into account more than the short-term developments and therefore continued to ease the policy rates until November 2009, based on its projections that recovery in economic activity and employment conditions would take a significant period of time. As a consequence, the policy rate cuts in 2009 amounted to a total of 850 basis points, while the total rate cut was 1,025 basis points for the whole period between November 2008 and November 2009. Therefore, in the end, Turkey lowered policy rates more than any other emerging market country implementing an inflation-targeting framework. Later, considering the favorable developments in credit markets and the strengthening of the moderate recovery in economic activity, the Central Bank had kept policy rates constant beginning from the MPC meeting in December 2009. Nevertheless, it was emphasized that the policy rates should be kept at low levels for an extended period of time as the problems in the global economy have not been fully eliminated and the uncertainties related to the strength of the economic recovery has persisted.

Reduced concerns over inflation during the crisis allowed the Central Bank to focus on economic activity and financial stability as well. Accordingly, though still adhering to its primary objective of achieving price stability, the Central Bank took some additional measures - besides policy rate cuts – that would alleviate liquidity shortage, help the credit markets to operate smoothly and support the corporate sector with the aim of preventing the adverse impacts of the global financial crisis on the Turkish economy and financial stability. These measures, which were first commenced beginning from the second half of 2008 as depicted above, were continued in year 2009 as well. In this framework, in order to support the liquidity of the Turkish Lira, the conditions of utilization of the Liquidity Support Facility were revised in January 2009. Moreover, beginning on June 19, 2009, in addition to the one-week maturity repo auctions, which are the basic funding instruments, the Central Bank started making repo transactions with maturities up to 3 months actively in response to the increasing liquidity shortage in the market and the possibility that it might become permanent. Furthermore, in order to support the upward trend in credit growth via a reduction in intermediation costs and by injecting permanent liquidity into the market, the Central Bank reduced the Turkish Lira required reserve ratio from 6% to 5%. By this reduction, a permanent liquidity equivalent to approximately TL3.3 billion was provided to the banking system. On the other hand, to support the industrial sector, the application guidelines and the conditions of export rediscount operations were amended in order to widen the use of export rediscount credits and facilitate access to more firms and, as a result, the credit limits were increased in March and April 2009. Finally, to support the FX liquidity and ensure the healthy functioning of the FX markets, the maturity of the FX deposit borrowed by the banks in Foreign Exchange Deposit Markets was extended and the lending rate for transactions in which the Central Bank is a party were reduced from 7% to 5.5% for US Dollar and from 9% to 6.5% for Euro transactions. Further, the Central Bank held FX selling auctions between March 10 and April 2, 2009 to ensure smooth operation of the foreign exchange market by supporting liquidity. Later, as positive expectations related to the global economy strengthened liquidity and risk appetite, which in turn caused an increase in the capital inflows to Turkey, along with the other emerging markets, and made the foreign exchange market relatively more stable, the Central Bank resumed FX buying auctions as of August 4, 2009.

The developments following the measures taken by the Central Bank against the effects of the global financial crisis confirmed its projections regarding the magnitude of the crisis and its impact on economic activity and the inflation outlook. This, in turn, verified the accuracy of its policy decisions and thus, increased the effectiveness of the Central Bank’s measures on financial variables and market expectations. Consequently, the Central Bank’s ability to influence the market interest rates increased substantially and hence, market interest rates declined to historically low levels following the monetary policy stance, including the periods marked by high global risk appetite. This decline accelerated further especially after the Central Bank presented a medium-term policy perspective regarding its monetary policy stance in the upcoming periods in the July 2009 Inflation Report. Furthermore, the decline in market rates spread to all maturities, being more pronounced for long-term yields than short-term maturities and thus, the yield curve became flatter. This can be interpreted as the permanence of the achievements made during the crisis period in terms of lower market rates.

The downward trend in market rates passed through to the medium-term real interest rates, driving them to historically low levels as well. Despite the fact that a fall in real interest rates during times of recessions would be expected, it is an unprecedented case for Turkey. Finally, the cumulative policy rate cuts and other policy measures taken by the Central Bank started to influence credit rates beginning from the second half of 2009.

Coupled with all these relatively favorable developments in financial markets, annual inflation remained broadly in line with forecasts of the Central Bank, declining significantly from 10.06% at the end of 2008 to 6.53% by December 2009, thereby remaining within the uncertainty band defined around the target for the year-end. As inflation was consistent with the target throughout the year, inflation expectations followed a favorable course in all maturities, with the help of prudent monetary policy implementations during the crisis and the effective communication strategy of the Central Bank. Inflation expectations were broadly consistent with the inflation targets by the end of the year 2009.

The divergence in growth between advanced and emerging economies caused monetary policies to vary across these economies. Indeed, relatively sluggish economic activity prompted many advanced economies to adopt a second round of quantitative easing to bolster an already expansionary monetary policy. Having recovered at a relatively stronger pace, emerging economies, including Turkey, were able to withdraw the stimulus packages that were adopted during the global financial crisis. The divergence in growth between advanced and emerging economies and the global liquidity fueled by ongoing quantitative easing in advanced economies, combined with the search for higher yields and the relatively higher interest rates in emerging economies, accelerated capital inflows to emerging economies in certain cases.

These global economic developments had a positive impact on the Turkish economy. The economy recovered as the effects of the global financial crisis tapered off in 2010. GDP posted positive year-on-year growth during first quarter of 2010. Furthermore, GDP registered an 8.9% increase in 2010. On the spending side, the fiscal and monetary measures implemented in response to the global financial crises eased uncertainty, which encouraged consumption and investment by increasing consumer confidence and improving credit conditions. During 2010, final domestic demand, particularly private demand, was the main driver of GDP growth, while net exports negatively impacted growth due to weak external demand and the rapid recovery in the demand for imported goods. In 2010, GDP growth helped improve the labor market, and, accordingly, employment continued a strong upward trend starting from the first quarter of 2009 as the adverse effects of the global financial crisis on the labor market tapered off.

With the waning effects of the global financial crisis on financial markets, on April 14, 2010, the Central Bank announced its exit strategy for the withdrawal of the global financial crisis-induced liquidity measures and the normalization of the monetary policy framework. In this context, the liquidity produced by repo auctions was gradually reduced with the normalization in money markets.

As market liquidity conditions unfolded as expected, in May the Central Bank took the first step of the technical rate adjustment process as part of its exit strategy, and started to use the 1-week repo auction rate as the reference rate for monetary policy. In September, pursuant to the second state of the technical rate adjustment, the Central Bank raised the spread between the 1-week repo auction rate and the overnight borrowing rate by 25 basis points.

Certain positive economic developments in Turkey, such as the stronger-than-expected economic recovery, credit rating upgrades, reduced political uncertainty in the post-referendum period and an updated Medium-Term Program that implied further fiscal discipline, exposed Turkey to significant capital inflows, which have already increased. Increased capital inflows raised concerns over financial stability through potentially rapid credit expansion. In addition, both the final domestic demand driven growth of the Turkish economy and the negative contribution of net exports to growth prompted close monitoring of capital inflows due to their potential risks to the current account deficit.

In this context, and pursuant to its primary objective of achieving and maintaining price stability and its obligation to take the necessary steps for achieving financial stability, the Central Bank adopted a policy mix that combined short-term interest rates, its main policy tool, with alternative policy instruments, such as liquidity management and reserve requirements. The policy aimed to enhance the effectiveness of monetary policy and contain macroeconomic risks through a series of new measures adopted in November and December to maintain the flexibility of foreign exchange buying auctions, end interest payments on TL reserve requirements, alter the operational structure of liquidity management and channel capital inflows resulting from global monetary expansion into longer-term investment instruments.

In October, November and December, the Central Bank lowered the overnight borrowing rate from 5.75% to 1.50% and raised the lending rate by 0.25% to 9% as part of this policy. A similar adjustment was made for late liquidity window rates. Moreover, the Central Bank adopted a new policy mix with lower policy rates, a wider interest rate corridor and higher required reserve ratios in order to contain the macro financial risks described above.

In light of credit expansion, the TL required reserve ratio was raised by 0.50% in both September and November to 6%. Furthermore, the Central Bank ended the interest payment on TL reserve requirements in September to ensure that required reserve ratios were more effectively used as a tool to reduce macroeconomic and financial risks in the future. In December, in order to extend the maturity of the banking system’s liabilities and to encourage long-term capital inflows, TL required reserve ratios were differentiated by maturity and the required reserve base was expanded to include foreign and domestic repo transactions, which were previously not subject to the reserve requirement.

Meanwhile, in light of falling demand, the Central Bank terminated 3-month repo auctions as of October 15, 2010. Since, as a result of the competition of the technical rate adjustment process pursuant to the Central Bank’s exit strategy, the main funding instrument was 1-week repo auctions and since short-term lending and borrowing facilities are overnight, starting from October 15, 2010, the Central Bank decided to make the repo facility only available at overnight maturity in order to harmonize maturities of similar liquidity management tools.

In addition to raising the TL required reserve ratio, the Central Bank ended interest payments on TL reserve requirements in September. In October 2010, increases in the TL and foreign exchange required reserve ratios helped drain TL2.1 billion and U.S.$1.5 billion from the economy. The increase in the TL required reserve ratio in November reduced the market liquidity by TL2.1 billion. However, the Central Bank bought a total of U.S.$5.85 billion from the market in the fourth quarter of 2010, generating a liquidity of TL7.97 billion. In order to maintain a diversity of policy tools and operational flexibility, the Central Bank continued to conduct repurchase auctions for Turkey domestic bonds, which resumed on December 23, 2009, and provided a liquidity injection of TL1.01 billion into the market. Both repurchase auctions for Turkey domestic bonds and foreign exchange buying auctions boosted liquidity in the fourth quarter of 2010. The Treasury’s average account balance at the Central Bank decreased quarter-on-quarter, easing the liquidity shortage. Nevertheless, the marked increase in the monetary base caused the net liquidity shortage in the banking system to grow quarter-on-quarter.

CPI inflation was down to 6.4% year-on-year at the end of 2010. Inflation remained volatile over 2010 due to changes in unprocessed food prices (especially fresh fruit-vegetables and meat) and base effects from the 2009 tax incentives. In the fourth quarter of 2010, CPI inflation declined, as expected, amid falling unprocessed food prices and largely met the 2010 target of 6.5%.

After reverting to a recovery path since 2010, the global economy continued to recover further in 2011, albeit at a slower pace. Meanwhile, the evident diversification in growth performances between the advanced and emerging economies in 2010 continued into 2011, thereby influencing monetary policy implementations in the respective countries. In the post-crisis period, advanced economies opted for additional monetary expansion and focused particularly on solving crisis-originated balance sheet problems. On the other hand, emerging economies, which also include Turkey, concentrated mainly on managing macro-financial risks due to accelerated capital flows driven by the higher search for yield as well as excess global liquidity on the back of the additional monetary expansion conducted by major central banks. Thus, seeking a more comprehensive policy, many central banks adopted a new scheme that also takes financial stability into consideration in addition to price stability. To alleviate macro financial risks stemming from the divergence between internal and external demand and fast credit growth, the weighted average of the Turkish lira required reserve ratios were raised significantly in January, March and April 2011. Moreover, FX required reserve ratios were differentiated by maturity, with short-term FX required reserve ratios being increased slightly in April 2011.

In the second quarter of 2011, core inflation indicators increased gradually as expected due to the lagged effects of the cumulative increases in import prices. The increase in import prices was considered to be the result of a relative price change in tradable goods rather than deterioration in the general pricing behavior, hence secondary effects have yet to be observed. Accordingly, in view of the slowdown in economic activity and uncertainties in the global economy, the policy rate and Turkish lira required reserve ratios were kept unchanged in the May-July period.

Envisioning that external demand might be adversely affected, while domestic demand, and hence, economic activity would slow down further amid heightened sovereign debt problems in some European countries, the Central Bank held an interim meeting on August 4th and lowered the policy rate by 50 basis points. In addition, in order to effectively enforce countercyclical liquidity measures in the event of a further deterioration in risk appetite, the interest rate corridor was narrowed by raising the overnight borrowing rate and a technical arrangement was introduced to the weekly auction method. Moreover, regulations on Turkish lira required reserves were amended in order to meet the liquidity needs of the banking system.

The excessive depreciation of the Turkish Lira since August 2011 amid the worsening global risk appetite, in addition to administered price adjustments in the last quarter of 2011, caused a fast rise in the short-term inflation. With a view to containing the adverse effects on the medium term inflation expectations and outlook, the Central Bank widened the interest rate corridor upwards delivering a sizeable borrowing rate hike in October. Meanwhile in order to prevent an unfavorable tightness in liquidity conditions due to the overnight rate hike, Turkish lira required reserve ratios were lowered in October. Moreover, in order to enhance the liquidity management of banks and help them foresee total funding costs, technical arrangements were rendered in repo auctions in November and traditional one-month-repo auctions were initiated starting from December 27, 2011 on every Friday.

Macro prudential policies in 2011 proved effective, by giving way to a balancing of the economy. However, the depreciation of the Turkish lira amid worsening global risk appetite as of August 2011 as well as administered price adjustments in the last quarter caused inflation to remarkably deviate from the target. As a result, year-end CPI inflation went far above the year-end target of 5.5%, by hitting 10.45% at end 2011.

Global risk appetite, which had worsened as of August 2011 due to concerns over the financial condition of the EU, gradually improved in the first quarter of 2012. At the same time, the rebalancing process in the economy became more pronounced and the current account deficit improved. Having achieved its desired outcome with respect to alleviating macro financial risks, starting in October 2011, the Central Bank’s monetary policy has focused on maintaining price stability. With the goal of containing the upside risks related to pricing behavior due to the increase in inflation in the last quarter of 2011, the Central Bank maintained a tight monetary policy position in the early months of 2012. In order to prevent second-round effects on inflation, the Central Bank implemented additional monetary tightening for eight days in December 2011. Accordingly, funding at the policy rate was suspended temporarily which resulted in the overnight money market interest rate being close to the upper limit of the Central Bank’s interest rate corridor.

In order to avoid deterioration of inflation expectations due to the rise in oil prices and other cost factors, additional monetary tightening was implemented on various days in March, April, May and June in 2012. These monetary tightening operations contributed to the elimination of excessive exchange rate volatility, supporting price stability and financial stability.

As inflation decreased, monetary policy gradually assumed a more accommodative role in the second half of the year. The improvement in global risk appetite and the decrease in the current account deficit also facilitated the gradual change in monetary policy. From June 2012 onwards, the Central Bank reduced the average cost of funding by injecting more liquidity into the market. Meanwhile, short-term money market rates moved closer to the lower limit of the interest rate corridor in the middle of the year.

Following September 2012, decisions taken by the European Central Bank reduced the tail risks regarding the global financial system. Moreover, ROM was implemented more effectively. Considered together, these developments facilitated a gradual lowering in the upper limit of the interest rate corridor. The overnight lending rate was reduced from 11.5% to 10% in September 2012 and further reduced to 9.5% in October 2012 and to 9% in November 2012. In December 2012, the Central Bank slightly reduced the policy rate by 25 basis points to 5.5% while introducing a modest tightening for foreign exchange reserve requirements in order to balance the risks posed by the accelerating capital inflows.

Overall, 2012 was marked by a more evident rebalancing process and a stable disinflation trend. Although inflation increased to double digit rates due to the depreciation in the Turkish lira and the increases in commodity prices in 2011, inflation expectations were contained, as a result of the tight monetary policy of the Central Bank. Consumer inflation declined to 6.16% by the end of 2012, which is the lowest level of consumer inflation in the last 44 years.

Capital inflows continued to be strong until May 2013. In this period, the Central Bank gradually lowered policy rates to counterbalance risks to financial stability stemming from capital inflows. Overnight lending and borrowing rates were lowered by 25 basis points consecutively in January and February. Moreover, as the need for a wide interest rate corridor decreased thanks to the ROM’s automatic stabilizer feature, the overnight lending rate was lowered by 100 basis points in March. Due to ongoing policy rate cuts in other emerging market economies and the acceleration of capital flows into Turkey, the policy rate, the overnight lending rate and the borrowing rate were cut by 50 basis points in April and May, consecutively.

As credit expansion remained above the reference value of 15%, Turkish lira and foreign exchange reserve requirement ratios were raised for some maturities in the first half of 2013 before May 2013. Also, measures were taken to increase the foreign exchange reserves of the Central Bank through ROM.

Following the global financial uncertainties that started in May 2013, Turkey, along with other emerging economies, experienced portfolio outflows, as well as increased risk premiums and depreciated exchange rates. The depreciation in the Turkish lira coupled with other factors such as rising unprocessed food prices and oil prices had an adverse effect on inflation. To contain the deterioration in inflation outlook, the Central Bank tightened monetary policy in the second half of the year. The upper bound of the interest rate corridor was raised by 75 and 50 basis points, in July and August, respectively, in order to counteract global uncertainties, the depreciation of the Turkish lira and high inflation from deteriorating overall pricing behavior. Moreover, the Central Bank changed the composition of liquidity provision and brought the overnight interbank rate close to the upper bound of the corridor by implementing additional monetary tightening.

The Central Bank also took measures to increase the predictability of the Turkish lira liquidity policy to curb the impact of global monetary policy uncertainties on the domestic economy. Accordingly, the Central Bank adopted a strategy towards reducing interest rate uncertainty. Consequently, the Central Bank started to announce additional monetary tightening days in advance and conduct foreign exchange selling auctions on these days to increase the effectiveness of additional monetary tightening. In November, one-month repo auctions were terminated and liquidity composition was mostly shifted to overnight funding to keep interbank money market rate around 7.75%. In addition, it was announced in December that the average funding cost of the Central Bank would be kept at or above 6.75%. These measures led to a fall in the volatility of overnight interest rates.

Having hovered above the uncertainty band throughout 2013, the inflation rate climbed to 7.40% by the end of the year. Annual consumer inflation was mostly shaped by unprocessed food and energy prices in 2013. Tax adjustments on tobacco products pushed inflation up in January and inflation maintained a volatile course in the subsequent period due to the unprocessed food and energy prices, completing the first half of the year significantly above the values implied by the target. In the second half of the year, weak capital flows driven by the uncertainty regarding global monetary policies caused the Turkish lira to depreciate, which increased core inflation indicators particularly via the core goods group. Against these developments, inflation expectations slightly deteriorated in the last 6 months of the year.

The Central Bank has changed its balance sheet structure in accordance with IMF agreements. The restructured balance sheets have been derived from the Central Bank Analytical Balance Sheet, as shown below:

Selected Central Bank Balance Sheet Data

Table 31

	2009	2010	2011	2012	2013
(in millions of Turkish Lira
ASSET	110,026.3	128,463.5	146,213.6	202,022.1	265,857.7
Foreign Assets	115,414.7	135,575.3	173,108.8	215,570.2	283,465.2
Domestic Assets	-5,388.3	-7,111.7	-26,895.2	-13,548.2	4,556.9
Cash Operations	-378.2	134.1	-6,696.4	107.2	—
FX Revaluation Account	-5,010.1	-7,245.8	-20,198.7	-13,655.4	-22,164.5
IMF Emergency Assistance	0.0	0.0	0.0	0	—
LIABILITY	110,026.3	128,463.5	146,213.6	202,022.1	265,857.7
Total Foreign Liabilities	59,294.4	57,846.2	93,060.0	137,624.1	199,760.1
Liabilities to Non-Residents	22,917.4	21,002.9	21,779.3	16,605.1	16,065.2
Liabilities to Residents	36,377.1	36,843.3	71,280.7	121,019.1	183,695.0
Central Bank Money	50,731.9	70,617.3	53,153.6	64,397.9	66,097.5
Reserve Money	64,723.5	75,987.0	84,047.4	77,572.4	91,207.3
Currency Issued	38,340.3	48,937.6	55,103.2	60,525.5	74,814.6

Deposits of Banking Sector	26,178.7	26,806.0	28,782.1	16,655.5	16,086.1
Extra Budgetary Funds	135.6	104.7	108.0	333.6	242.1
Deposits of Non Banking Sector	68.9	138.8	54.2	57.8	64.5
Other Central Bank Money	-13,991.6	-5,369.7	-30,893.8	-13,174.5	-25,109.8
Open Market Operations	-18,917.4	-10,913.1	-39,128.7	-19,400.1	-38,873.4
Deposits of Public Sector	4,925.8	5,543.4	8,234.9	6,225.7	13,763.7

Source: CBT

The following table presents key monetary aggregates for the dates indicated:

Table 32

	2009	2010	2011	2012	2013
M1	107,346.56	135,190.57	161,212.85	179,934.55	229,376.30
M2	493,060.98	587,261.18	674,409.58	743,043.39	908,010.90
M3 (M2 + funds received from repo transactions + money market funds + debt securities issued by banks)	519,002.58	615,442.86	708,766.69	783,455.1	948,677.22

Source: CBT

The following table presents the discount rates of the Central Bank for the dates indicated:

Discount Rates

Table 33

Year	Discount Rates
2009	15%
2010	14%
2011	17%
2012	13.5%
2013	10.25%

Source: CBT

BANKING SYSTEM

The Banking Act (Law No. 5411) was prepared in accordance with EU directives and international principles and standards and published in the Official Gazette dated November 1, 2005 (No. 25983), with the aim of:

•	Setting markets to an active, regular and transparent structure;

•	Protecting the rights of the individual customers who use financial services;

•	Setting the Banking Regulation and Supervision Agency’s (BRSA) structure, and its duties and responsibilities to be more elastic and sensitive to the market’s needs;

•	Performing the functions of regulation and supervision of the activities of banks, financial holding companies, leasing companies, factoring companies, consumer financing companies, independent audit firms, asset management companies, valuation institutions, rating institutions and outsourcing institutions;

•	Making the management and organization structures of the institutions covered by Law No. 5411 more sensitive, elastic, and open to dialogue;

•	Expanding prudent governance by implementing corporate governance principles;

•	Integrating the Turkish banking system in international markets;

•	Granting permissions for the establishment and/or operations of banks, financial holding companies, leasing companies, factoring companies, consumer financing companies, independent audit firms, asset management companies, valuation institutions, rating institutions and outsourcing institutions with some supervision;

•	Establishing a sufficiently flexible regulation and supervision system and regulation structure to answer the changing conditions of the financial markets;

•	Protecting fundamental principles such as transparency and equality between various parts of the financial system;

•	Establishing and generalizing confidence and stability in the financial markets;

•	Predicting risky developments in the financial markets;

•	Decreasing the transaction and intermediation costs in the banking sector;

•	Making the strategies and policies of the BRSA compatible to the road maps of the financial markets; and

•	Establishing procedures for the exchange of information between the BRSA and related authorities.

The Turkish banking system is currently regulated and supervised by the BRSA which is an independent public entity with administrative and financial autonomy that has supervised banks and certain other financial institutions since August 31, 2000. BRSA, whose administrative body is the Banking Regulation and Supervision Board (BRSB), was established under the Law No. 4389, as amended by the current Banking Law (Law No. 5411).

The Savings Deposit Insurance Fund (SDIF) is a public legal entity with independent authority and duty to insure savings deposits and resolve instances where the BRSA intervenes in banks through the transfer or merger of these banks with another bank, the transfer of its shares to third parties, or liquidation. The duties and powers of SDIF are currently regulated by the Banking Law.

In addition to the Central Bank (CB), 49 banks were operating in Turkey as of the end of 2013, including 13 investment and development banks, 4 participation banks, 30 commercial banks and 2 SDIF banks. As of year-end 2013, of the commercial banks in the sector, 5 were state banks, 10 were private banks and 17 were foreign banks. Between 2012 and 2013, it is observed that the share of local private banks in the sector by asset size slightly decreased from 53.1% to 50.7%, while the share of foreign banks increased from 16.9% to 18.5%. During that period, the share of state banks increased from 30.1% to 30.8%.

Total assets of the Turkish banking system, was U.S.$560.8 billion in 2009 has increased 45.0% and reached U.S.$813.2 billion as of end of 2013. Total loan portfolios similarly have increased from U.S.$264.0 billion in 2009 to U.S.$491.6 billion in 2013 with an 86.2% increase. Parallel to this trend, share of loans in total assets has increased from 47.1% to 60.5%. This indicates that the intermediary function of banks has increased, as well. Non-performing loans, which amounted to approximately U.S.$14.7 billion in year-end 2009, decreased to U.S.$13.9 billion as of December 2013. The decrease in non-performing loans during the 2009-2013 period was 5.4%. The non-performing loan ratio was 5.3% in 2009, decreased to 3.7% in 2010, and 2.7% in 2011, increased slightly to 2.9% in 2012 and then decreased to 2.7% as of December 2013. In the MTP 2013-2015, gross and net non-performing loan ratio targets for 2013 were set at 2.7% and 0.7% respectively. The amount of provisions set aside for these loans was U.S.$10.6 billion and provisioning rate was 76.3% which was well above the required regulatory levels in 2013. Securities portfolios also have a significant part on the balance sheets of banks. The total amount of the securities portfolios was U.S.$134.6 billion as of December 2013. However, the share of securities in total assets has decreased from 31.5% in 2009 to 16.6% by the end of 2013.

Main Figures of Banking Sector*

Table 34

Billion USD	2009	2010	2011	2012	2013
Total Assets	560.8	654.7	644.7	771.1	813.2
Loans	264.0	342.0	361.5	447.1	491.6
Securities Portfolio	176.7	187.2	150.9	151.9	134.6
Deposits	346.0	401.3	368.2	434.4	443.9
Own Funds	74.6	87.5	76.6	102.4	90.9

*	Includes the data of participation banks.

Source: BRSA

Share of Main Figures by Bank Groups

Table 35

	LOANS					TOTAL ASSETS					DEPOSITS					OWN FUNDS
% Shares	2009-12	2010-12	2011-12	2012-12	2013-12	2009-12	2010-12	2011-12	2012-12	2013-12	2009-12	2010-12	2011-12	2012-12	2013-12	2009-12	2010-12	2011-12	2012-12	2013-12
Commercial Banks	90.5	91.1	91.0	90.1	89.7	92.6	92.5	91.9	91.0	90.4	94.8	94.6	94.4	93.8	93.5	84.0	85.0	84.6	86.2	85.3
-State Owned	25.8	27.4	26.5	25.3	26.5	30.1	29.7	28.0	27.5	27.9	35.3	35.6	32.4	31.9	31.8	21.2	21.9	21.5	22.8	23.3
-Private	48.8	48.7	51.2	51.0	49.0	49.6	49.4	50.8	50.5	48.0	47.6	47.3	50.0	48.7	47.8	48.6	49.4	50.1	50.5	48.8
-Foreign	15.9	15.0	13.2	13.9	14.3	12.9	13.5	13.0	13.0	14.5	11.9	11.7	12.0	13.2	13.9	14.3	13.7	13.0	13.0	13.3
Participation Banks	6.0	5.9	5.6	6.0	5.9	4.0	4.3	4.6	5.1	5.5	5.2	5.4	5.6	6.2	6.5	4.0	4.1	4.3	4.1	4.6
Inv.& Dev. Banks	3.5	3.0	3.4	3.8	4.4	3.2	3.1	3.4	3.8	4.0	0.0	0.0	0.0	0.0	0.0	11.4	10.5	10.7	9.3	9.8
SDIF	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.6	0.5	0.5	0.4	0.3
TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Source: BRSA

Main Indicators of Turkish Banking Sector

Table 36

(%)		2009-12	2010-12	2011-12	2012-12	2013-12
1	NPL RATIO (*)	5.3	3.7	2.7	2.9	2.8
2	CAPITAL ADEQUACY RATIO	20.6	19.0	16.6	17.9	15.3
3	LOAN TO DEPOSIT RATIO (*)	80.6	88.5	101.0	106.1	114.1
4	RETURN ON ASSETS (ROA)	2.6	2.5	1.7	1.8	1.6
5	RETURN ON EQUITY (ROE)	22.9	20.1	15.5	15.7	14.2
6	NET INTEREST MARGIN	5.4	4.3	3.5	4.1	3.7
7	TOTAL ASSETS / GDP	87.6	91.6	93.8	96.7	110.9
8	LEVERAGE RATIO	9.0	9.9	8.8	9.8	8

(*)	Leasing receivables and non-performing loans included in total loans.

Source: BRSA

Moreover, main indicators of Turkish banking sector (see table above) show that with its independent regulatory and supervisory authority, careful consideration for banking licenses, compliance with international regulations, risk-based supervision, capital adequacy ratio which is well above the regulatory level, liquidity regulations and BRSA approval for profit distribution, the Turkish banking sector has strong fundamentals.

The capital structures of banks in the system were the core of the restructuring program which was implemented in May 2001 and finalized in 2004. A three-phase audit was implemented to understand the capital structures of private banks. As of December 2013, the average capital adequacy ratio of the whole sector was 15.28%. Moreover, from July 2012 onwards, with the implementation of Basel 2, capital adequacy ratio is calculated according to the Basel 2 principles.

The universal banking system in Turkey allows commercial banks to engage in banking and other financial services. Three of the commercial banks in Turkey are state-owned banks. The major commercial banks are internationally recognized institutions with nationwide branch networks and deposit bases. Banks are permitted to deal in foreign exchange and to borrow and lend in foreign currency. On June 16, 2009, a Council of Ministers decision (No. 14803) regarding the foreign currency lending practices in Turkey was published in the Official Gazette (No. 27260). This regulation aims to facilitate the foreign currency lending practices of the corporate sector in Turkey by easing restrictions on Turkish companies’ ability to obtain foreign currency loans. Also, the regulation prohibits individual residents from borrowing foreign currencies from banks.

State Banks

Priority was given to the financial restructuring of state banks during the May 2001-2004 period. Simultaneously with the strengthening of their financial structure, operational restructuring studies were initialized. The main objective of the latter is to re-build organizational structure in compliance with the requirements of contemporary banking and international competition.

As a first step in 2001, management of the two state banks was transferred to the Joint Board of Directors. The Board was granted the authority to restructure and prepare the state banks for privatization. In order to reduce their short-term liabilities, state banks obtained liquidity through repo or the outright sale of government securities to the Central Bank and fully eliminated their short-term liabilities (amounting to TL8.5 quadrillion as of March 16, 2001) to private banks and non-bank entities (excluding those to the Central Bank). Fully released from short term and costly funding needs upon the financial support provided within the program, the state banks started to conduct their operations and transactions with a view to competition and profit-maximization. State banks’ deposit interest rates began to be determined uniformly and below the interest rates of the government securities. Thereafter, deposit interest rates of the state banks showed a development parallel to the decrease in interest rates generally.

State banks have become better at identifying problematic loans and setting aside appropriate provisions for such loans, which has increased transparency. The non-performing loans portfolio of the 3 deposit-taking state banks9 was TL4,642 million as of December 2009 and TL8,194 million as of December 2013. The provision made for these non-performing loans was TL4,026 million in 2009 and increased to TL6,703 million in 2013. The non-performing loan ratio of state banks has decreased from 4.6% in 2009 to 3.0% in 2013.

In order to strengthen the capital structure of state banks, funds in the form of both securities and cash were injected into these banks. As a result, own funds of three state banks increased to TL23.5 billion as of December 2009 and TL29.5 billion as of December 2010. The equity capital of those banks was TL31.1 billion as of December 2011 compared with TL41.4 billion as of December 2012. By the end of 2013, their equity capital reached TL45.1 billion. Capital injections as well as the increased share of Treasury papers carrying zero risk-weight contributed to the increase in capital adequacy. The state banks determine lending rates while taking into account funding costs in order to achieve efficiency and profitability.

Aggregated Balance Sheet of State Banks

Table 37

	Dec.	Dec.	Dec.	Dec.	Dec.	Dec.	% Share Dec.	Dec.	Dec.	Dec.
(million TL)	2009	2010	2011	2012	2013	2009	2010	2011	2012	2013
Assets
Cash and Claims on Banks	25,172	21,542	17,922	19,734	21,551	10.0	7.2	5.2	5.2	4.5
Securities Portfolio	106,290	109,942	110,287	101,291	108,854	42.4	36.8	32.3	26.9	22.5
Loans	101,213	144,053	181,222	200,849	277,040	40.4	48.2	53.1	53.3	57.3
Loans under Follow-Up (Net)	615	600	632	1,405	1,485	0.2	0.2	0.2	0.4	0.3
-Loans under Follow-Up	4,642	4,879	4,689	6,742	8,194	1.9	1.6	1.4	1.8	1.7
-Provisions for Loans under Follow-Up(-)	4,026	4,279	4,056	5,338	6,709	1.6	1.4	1.2	1.4	1.4
Duty Losses	—	—	—	—
Other Assets	17,368	22,457	31,486	53,438	74,448	6.9	7.5	9.2	14.2	15.4
Liabilities						0.0	0.0	0.0	0.0
Deposit (1)	181,562	219,599	225,330	246,335	300,536	72.4	73.5	66.0	65.4	62.2
Borrowings from Banks (2)	10,889	17,768	29,637	36,490	55,661	4.3	6.0	8,7	9.7	11.5
Other Liabilities	34,713	31,766	55,497	52,483	82.053	13.8	10.6	16.2	13.9	17.0
Shareholder’s Equity	23,495	29,461	31,116	41,409	45,129	9.4	9.9	9.1	11.0	9.3
Balance Sheet Total	250,658	298,593	341,550	376,716	483378	100.0	100.0	100.0	100.0	100.0

(1)	Interbank deposits are excluded.
(2)	This item includes interbank deposits and interbank money market transactions.

Source: BRSA

[9]	Ziraat Bankası, Halk Bankası and Vakıfbank.

In the aftermath of the restructuring of state banks, a positive impact of such financial and operational restructuring is apparent in the profitability performance of the state banks. As of December 2009, the total profit of three state banks was TL6,393 million (Ziraat Bankasi TL3,511 million, Halk Bankasi TL1,631 million and Vakıfbank TL1,251 million) and in 2010, the total profit of these banks reached TL6,880 million (Ziraat Bankası TL3,713 million, Halk Bankası TL2,010 million and Vakıfbank TL1,157 million ). As of December 2011, total profit of these banks was TL5,373 million (Ziraat Bankası TL2,101, Halk Bankası TL2,045 and Vakıfbank TL1,227 million). In 2012 the total profit of these three banks was TL6,706 million (Ziraat Bankası TL2,650 million, Halk Bankası TL2,595 million and Vakıfbank TL1,460 million). As of December 2013, total profit of these three state banks reached TL7,666 (Ziraat Bankası TL3,330 million, Halk Bankası TL2,751 million and Vakıfbank TL1,586 million).

The SDIF Banks

After the BRSA began operating on August 31, 2000, the SDIF has taken over 25 private banks. The SDIF banks were subjected to an intensive financial and operational restructuring process following their takeover, including the following:

•	short-term liabilities were liquidated;

•	FX open positions were considerably reduced;

•	deposit rates were decreased and brought in line with market rates;

•	deposit and FX liabilities were transferred to other banks; and

•	branch and personnel numbers were cut down to reasonable levels.

A sum of U.S.$21.7 billion was required for the financial restructuring of banks that were taken over by the SDIF. Of this amount, U.S.$17 billion was obtained from public sector resources and the remaining U.S.$4.7 billion from private sector resources (i.e., from the SDIF’s own resources). A considerable portion of the SDIF’s income comes from insurance premiums collected from banks. Cash penalties, collections, income generated from bank sales and deposits which have been subject to prescription constitute other sources of income for the SDIF. A portion of the funds stated above have been used for repayment or transfer of the SDIF banks’ deposit liabilities amounting to U.S.$26 billion.

With a view to accelerate the resolution of the SDIF banks, their deposits and foreign exchange liabilities were transferred to other banks. An important portion of the SDIF banks’ deposits were sold to other banks through a series of auctions, backed by matching government securities portfolios. Auctions were realized within a separate bidding process for pools of TL and foreign exchange deposits in 5 stages. As a result of these auctions, TL479 trillion in Turkish Lira and U.S.$2,587 million in foreign exchange denominated deposits were transferred to 8 private banks.

Recovery Activities

As a result of the proceedings carried out with powers entrusted to the SDIF by the Banking Law and Act No. 6183 on Procedures for Collection of Public Receivables, the SDIF made remarkable progress in effective collection of public receivables. The total amount of collections made as a result of resolution operations hit U.S.$20,435 million as of December 31, 2013. Of this amount, U.S.$654 million was collected in 2013.

Collection of Non-Performing Receivables

As a part of resolution of banks transferred to the SDIF, a total of 208,081 files of receivables worth TL8.8 billion were transferred and assigned from the relevant banks and through other firms as of the end of 2013. Ninety files of receivables were transferred and assigned in 2013. Eighty-nine of the files were acquired free of charge as one was acquired for TL5 million. The net amount of collections (after the deduction of refunds from collections) from non-performing loans of the SDIF in 2013 totaled U.S.$226.99 million. Of this amount, U.S.$122.05 million was transferred to the accounts to be apportioned until the completion of legal and deduction procedures.

Receivables from Bank Majority Shareholders

The SDIF collects receivables acquired from majority shareholders and those stemming from a misuse of bank resources by majority shareholders via proceedings under the Law No. 2004 and the Law No. 6183, and protocols, which are agreements relating to payment of debts, or Financial Restructuring Agreements (FRAs) signed with majority shareholders or by exercising the authority entrusted by the Banking Law.

The SDIF has completed deals with bank majority shareholders relating to loans and terms of refunds, and has made remarkable progress towards collecting public receivables. If a bank majority shareholder does not fulfill its obligations, including not duly or timely making payments as required by a protocol, the SDIF intends to exercise its legal rights under any protocol or FRA.

Status of Certain Majority Shareholders:

Cukurova: U.S.$28.36 million was collected from Cukurova Group as of December 31, 2013 as a part of the protocol dated May 5, 2009 and signed in order to collect bank’s fund acquired by Cukurova Group’s companies during the sale of Interbank to Nergis Group. The total amount of collections from Cukurova Group including those made as a part of the additional protocol dated October 1, 2007, and the 2009 protocol as well as pre-protocol collections, has hit U.S.$2,237.81 million in 2013.

Medya: The efforts to collect the SDIF’s receivables from the Medya Group are still in progress. In accordance with the SDIF’s Board Resolution dated April 25, 2013, the shareholder rights of six companies (the shares of which had been transferred to the Fund) were restituted pursuant to the protocol because SDIF’s receivables in certain creditors schedules became large enough to cover certain debts of the Medya Group, and 50% of A-Tel Pazarlama ve Servis Hizmetleri’s was transferred to the former shareholders who were in charge before the company’s transfer to the SDIF. The total amount of collections from Medya Group and affiliated third party debtors stood at U.S.$955.62 million as of December 31, 2013.

Bayindirbank: On December 27, 2012, the SDIF announced a default on certain provisions of the FRA signed on October 25, 2002, among Bayindir Group, the SDIF, and 16 other creditor banks and finance institutions, against the Bayindir Group. Legal proceedings are in progress against debtors and legal representatives in accordance with the Law No. 6183.

Imar Bankasi: In accordance with the provisions of the Law No. 6183 and the provisions of the Article 15 of the Banking Law No. 4389 abolished and amended by the Law No. 5354, the SDIF continued to track and collect goods, rights and assets seized in line with the provisions of the Law No. 6183. The gross collection from the Imar Bankasi hit U.S.$7.45 billion as of December 31, 2013. Of this amount, a total of U.S.$6.55 billion (including U.S.$10.93 million in 2013) was transferred to third parties, public institutions and organizations in accordance with the Law on Amendment for Banking Law No.5472 amended by the clause 5 of the Article 134 of the Banking Law No. 5411, and provisions of the provisional Article 24. In addition, U.S.$11.84 million in collection tracked in apportioned accounts will be apportioned in accordance with the priority lists to be formed upon the conclusion of the lawsuit subject to various appeals. U.S.$35.16 million was collected from Imar Bankasi including U.S.$33.5 million as part of concluded lawsuits in 2013. The total amount of net collections amounted to U.S.$889.21 million.

Arap Türk Bankası: Under the clause 5 of the Article 18 of the Banking Law, the SDIF exercised certain shareholder rights, which was finalized after the Annual General Meeting had been completed for the financial year 2011 of Arap Türk Bankası. Pamukbank was transferred to the Halk Bankasi as a part of the protocol signed on October 13, 2004 in accordance with the “Law on Transfer of Pamukbank to Halk Bankasi and Amendments for Some Laws” No.5230. A new protocol was signed on December 23, 2013.

Litigation

Several claimants have filed claims against the Republic ranging in the amounts of U.S.$750 million to U.S.$19 billion before the International Center for the Settlement of Investment Disputes (ICSID) or under the United Nations Commission on International Trade Arbitration Rules (UNCITRAL) alleging either that (a) they have been harmed because the SDIF’s takeover of banks indirectly impaired their investments in companies affiliated with these banks or their shareholders, without adequate compensation, or (b) they have been indirectly harmed because the Republic cancelled certain contracts with companies in which they allege they held investments. The Republic believes that it has meritorious defenses to all of these claims. While the Republic does not believe that such proceedings will in aggregate have a material adverse impact on the Republic, the outcome of these arbitration proceedings is uncertain. Five of the claims against the Republic previously before ICSID and two of the claims before UNCITRAL have been dismissed.

Deep Woods, situated in New York, filed an action (claiming U.S.$16 million) against the SDIF relating to an agreement between the parties. The case was rejected by the Southern District Court of New York on March 14, 2014 but is not yet final.

Certain arbitration cases are being handled by different Ministries. For instance Cem Uzan, alleging he has shares of ÇEAŞ- KEPEZ, initiated arbitration procedures against the Republic requesting payment in the amount of U.S.$3.5 billion. The claim is still pending and is being handled by the Ministry of Energy and Natural Resources. After the İmar Bank was taken over by the SDIF, the liquidation process of the İmar Bank was under the control of SDIF. As the liquidation procedure is conducted by the SDIF, the Ministry requests that the SDIF provide documents and information with respect to the Uzan Group. Furthermore, the Ministry requests that the SDIF provide its comments on the documents/petitions/expert reports submitted by the counterparty.

Further, Uzan, Süzer, Cıngıllı Groups and Yaşar Holding have filed a number of cases against the Republic at the European Court of Human Rights platform. These cases are generally handled by the Ministry of Justice. These cases are related to each Bank being taken over by the SDIF. The documents and information with respect to these cases are provided by the SDIF for the Ministry, and the SDIF provides comments on any counterparty petitions to the Ministry.

Regulatory and Supervisory Framework

Parallel to the financial and operational restructuring of the banking sector, necessary laws and institutional arrangements have been realized. These efforts aimed to strengthen the regulatory and supervisory framework to ensure efficiency and competitiveness in the banking sector and facilitate sound banking practices, thus establishing confidence in the sector. The legal framework in place has become almost fully harmonized with international standards.

In the process of preparing the Banking Act No. 5411, international standards were considered. The main highlights of the Banking Act No. 5411 with respect to regulation and supervision include:

•	The BRSA supervision of banks, financial holding, leasing, factoring and consumer finance companies, independent audit firms, asset management companies, valuation, rating and outsourcing institutions.

•	Conformity with EU Directives in terms of the activities that banks are allowed to perform.

•	Increased transparency of the BRSA.

•	An open partnership structure and a new organizational chart that allows for more efficient supervision by BRSA.

•	Establishing principles of corporate governance for Turkish banks and financial holding companies.

•	The paid-up capital for establishment of banks cannot be less than TL30 million and increase in capital must be paid in cash free from any collusion and without using internal resources, excluding resources permitted to be added to capital by the related legislation.

•	Disclosure by banks of their most recent articles of association on their web sites to increase transparency.

•	The establishment of audit committees within banks to conduct the audit and supervisory functions of their executive boards.

•	Prohibiting the transfer of resources to finance deficits of funds established by the institutions exclusively for their employees that provide health, social aid and retirement benefits.

•	Grants extended by banks and institutions subject to consolidation in a fiscal year shall not exceed 0.4% of the bank’s shareholders’ equity. However, half of these grants shall be extended to areas that are exempted from taxes by law.

The regulations set forth in Banking Act No. 5411 have been implemented since the end of October 2006. The regulations were prepared by revising the related previous regulations and by making necessary adjustments to be in line with the international codes and standards using European Union Directives, BIS Principles, Corporate Management Principles of OECD, the Acts of European Union Member and candidate countries. The regulations concentrate on capital adequacy, risk management, lending and subsidiary limits, loan loss provisioning, compliance with International Accounting Standards, independent auditing and cooperation with foreign supervisory authorities. Regulations regarding leasing, factoring and financing companies, independent audit firms, valuation and rating institutions, outsourcing institutions, principles of corporate governance for banks, audit committee and internal systems within the banks, accounting and information systems, capital adequacy and own funds, and liquidity are also important for the Turkish banking system.

Under the Regulation on Banks’ Own Funds, published in the Official Gazette No. 26333 on November 1, 2006, innovative capital instruments were recognized and characteristics of these instruments were set. Pursuant to an amendment to this regulation, published on Official Gazette in March 10, 2011, No.27870, certain of these characteristics were revised depending on the type of instrument.

The Regulation on Banks’ Corporate Governance Principles is a regulation which came into force as of November 1, 2006, which revised the corporate governance principles of banks according to principles recommended by the Basel Committee. An amendment to this regulation was published in the Official Gazette dated June 06, 2011, No. 27959 and became effective in January 1, 2012, setting forth the framework for compensation policies of banks for their employees.

The Regulation on Outsourcing Activities Obtained by Banks and Authorization of Institutions to Provide the Outsourcing Activities was published in the Official Gazette No. 26333 on November 1, 2006 was replaced with the Regulation on Outsourcing by Banks published in the Official Gazette on November 5, 2011, No. 28106. With this new regulation, instead of requiring BRSA authorization for both banks and the provider of the outsourced service/activity, a bank that has purchased an outsourced service that it will provide to customers is simply required to inform the BRSA about the outsourced activities. Moreover, the definition of outsourcing activities and exceptions/limitations to such activities has been re-defined in order to achieve greater compliance with international standards.

The Act on Bank Cards and Credit Cards No. 5464 was published in the Official Gazette No. 26095 dated March 1, 2006. The Act was prepared in accordance with the European Union Directives of the European Parliament and the Council of the European Union, “Core Principles of Payment Systems” and “Know Your Customer” reports published by the Basel Committee on Banking Supervision, “40 Recommendations on Money Laundering” principles published by the Financial Action Task Force on Money Laundering (FATF) and opinions of related parties were used in preparing this Act. The law regulates credit card issuers and provides protections for cardholders.

Regulation on Bank Cards and Credit Cards was published in the Official Gazette No. 26458 on March 10, 2007. With this regulation, the procedures and principles regarding the issuance, use, clearing and settlement of bank cards and credit cards and licensing and operation of card system organizations and card issuing organizations are determined. In addition, the rules concerning the legal form and general transaction terms of bank card and credit card contracts, operating principles of the institutions in card payments systems, obligations of issuers, card holders and member companies, are set forth. An amendment to this regulation was published in the Official Gazette dated December 17, 2010 (No. 7788), and such amendment defined minimum payment amounts with reference to a ratio between 25% and 40% of the debt within a certain period and the ratio for a particular credit card debt associated with the holder’s card limit. Furthermore, the amendment established that there would not be any increase in credit card limits and draw-cash facilities for credit cards whose period debt has been paid only up to 50% three times in one calendar year until the period debt is fully paid. Regulation Amending the Regulation on Bank Cards and Credit Cards No: 28868 was published on December 31, 2013 introducing an installment limitation for cash withdrawals and goods and service purchases by credit cards and eliminating the option of installment for certain types of products and services.

An IT audit team was formed as a group in “Department of Information Management” by BRSA in 2006 after the reorganization of BRSA. The team became a separate department, the “Department of Information Systems Compliance,” in 2014. According to the regulation regarding Auditing Bank’s Information Systems by Independent Auditing Firms” as of 2006, each bank’s application controls must be audited once a year and its general controls must be audited once every two years. Consolidated partnerships of banks were also included in the IT Audit scope in 2007 pursuant to the Auditing Bank’s Information System by Independent Auditing Firms regulation. Communiqué on Principles to be Considered in Information Systems Management in Banks, published in the Official Gazette on September 14, 2007, defines certain principles regarding the management of information systems of banks.

These regulations were amended in 2010 by the IT Audit Subdivision of the Information Management Department. On July 30, 2010, the BRSA issued a Circular of Management Representation, which became effective in 2011, requiring banks to submit written representations to the independent auditor concerning, among other things, effectiveness, adequacy and compliance of the bank’s internal controls. The BRSA started its own planned IT audit activities in 2009 using approved guidelines with the following predefined types of audit: pre-examination (in accordance with the Pre-Examination Engagement Guideline), which includes selected COBIT control objectives, bank internal systems assessment, bank IT complexity/dependence assessment and URSIT Ratings (Component/Composite); on-site examination (in accordance with the On-site Examination Components Guideline and Onsite Examination Guide-Control Objective Based), which includes COBIT control objectives and COBIT Assurance guide; and product based examination (in accordance with the Product Based Examination Guideline).

The IT Audit group carried out audits of 4 banks in 2009, 8 banks in 2010, 1 bank and 1 factoring firm in 2011, 12 banks in 2012 and 8 banks in 2013.

The IT Audit group also oversees the activities of banks and external auditors regarding various IT audit activities, general oversight of external audit institutions, the evaluation of independent IT Audit reports (which are reports prepared by the independent audit firms following the performance of an IT audit) and actions taken by banks in response to audit findings. Audit activities of external audit institutions are also added IT audit plan in 2014.

On July 24, 2012, the BRSA issued a circular about a penetration test requiring annual tests to be performed on individual banks by independent teams, which tests are aimed at testing a bank’s risk for unauthorized access to its systems and potential data breaches.

The BRSA developed an online monitoring system (BADES) by which the BSRA monitors the activities of external audit institutions, audit findings and the semiannual reports filed by banks on corrective actions they have taken to remove control deficiencies. Penetration test findings and reports are also being monitored on BADES since 2013.

“In 2009, 9 regulations and 5 communiqués were amended in line with the Law No. 5411. The amendments covered a wide range of issues, including the establishment and operations of banks, protective provisions, financial reporting, non financial institutions, bank and credit cards and other provisions.

In 2010, 6 regulations and 2 communiqués were amended in line with the Law No. 5411. The amendments addressed the establishment and operations of banks, loan transactions, corporate governance, liquidity adequacy and bank and credit cards.

On September 30, 2010, the BRSA adopted Board Resolution No. 3875, which regulates the issuance of bills and bonds by banks. The Resolution incorporates a dynamic mix of equity, saving deposit, asset size and capital adequacy ratio in order to limit the amount of bonds to be issued by the banks. On December 16, 2010, the BRSA adopted Board Resolution No. 3980, effective as of January 1, 2011, which limits consumer loans mortgaged by residential real estate to 75% of the value of the real estate subject to the mortgage and limits commercial loans extended for the purchase of commercial real estate to 50% of the value of such real estate.

Within the scope of the Law Making Amendments to the Laws on Re-structuring of some Receivables and Social Insurance and General Health Insurance Law and Some Other Laws and Decree Laws, certain articles of the Banking Law particularly regarding re-location of BRSA Headquarter to Istanbul and establishment of a “Risk Center” within the Bank’s Association of Turkey were amended. Acquisition of liability insurance coverage for valuation and rating and outsourcing companies has been made mandatory only when demanded by banks or deemed necessary by the BRSA, whereas it is still compulsory for independent audit firms.

Pursuant to principle 5 of the “Core Principles for Effective Banking Supervision” published by the Basel Committee on Banking Supervision (BCBS), an amendment was made to the Article 8 of the Regulation on Operations of Banks Subject to Permission and Indirect Shareholding published in the Official Gazette dated April 2, 2011 and No. 27836. With the amendment Banks may establish or participate in domestic partnerships with other banks, with the BRSA’s approval.

With the Regulation on Measurement and Evaluation of Interest Rate Risk in the Banking Book under the Standard Shock Method published in the Official Gazette dated August 23, 2011 and No. 28034, the principles and procedures were set for interest rate risk arising from on-balance and off-balance banking book accounts.

The implementation process of “International Convergence of Capital Measurement and Capital Standards (Basel II) was initiated on July 1, 2012 in Turkish banking system following the one year parallel implementation period to facilitate the transition. Accordingly, the following regulations and communiqués were published in the Official Gazette dated June 28, 2012, No. 28337 replacing the relevant previous regulations:

•	Regulation on Measurement and Evaluation of Capital Adequacy of Banks,

•	Regulation on the Internal Systems of Banks,

•	Communiqué on the Financial Statements, Explanations and Footnotes to be announced by Banks,

•	Communiqué on Credit Risk Mitigation Techniques,

•	Communiqué on Structural Position,

•	Communiqué on Calculation of Risk Weighted Asset Amounts for Securitization Exposures

•	Communiqué on Use and Assessment of Risk Models to Calculate Capital Requirements for Market Risk

•	Communiqué on Calculation of Capital Requirement for Market Risk Stemming from Options

•	Communiqué on Structural Position

In 2013, one new law, four laws amending the Banking Law, five new regulations and 2 new communiqués were published; fourteen regulations and three communiqués were amended and one circular was issued. The most important regulations and amendments are listed below.

•	Regulation on Capital Conservation and Counter-cyclical Capital Buffers, No: 28812, published on November 5, 2013, introduces additional capital buffers - a “mandatory capital conservation buffer” of 2.5% and a “discretionary counter-cyclical buffer”, which would allow national regulators to require up to another 2.5% of capital during periods of high credit growth. Buffer requirements will be put into effect following the same time-lines of European Union and Basel Committee for this area. Regulation on Own Funds of Banks, No: 28756, published on September 5, 2013, replaces the previous regulation with the aim to fully incorporate amendments and new rules introduced with Basel III accord regarding own funds. Regulation on Calculation of Leverage Ratio, No: 28812, published on November 5, 2013, requires banks to calculate and report leverage ratio to help restrict cyclical movements as complementary to risk-sensitive capital calculation in line with BCBS standards and EU legislation. Regulation Amending the Regulation on Measurement and Evaluation of Capital Adequacy of Banks, the risk weights applied to credit card installments has been increased by 25 basis points for 1 to 6 months, and by 50 basis points for other maturities. Accordingly, risk weight has been raised to 100% for credit card installments of 1 to 6 months, 200% for 6 to 12 months and 250% for credit card installments of more than 12 months.

The Act on Financial Leasing, Factoring and Financing Companies No. 6361 was published in the Official Gazette No. 28496 dated December 13, 2012. The Act No. 6361 repeals the Financial Leasing Law, dated June 10, 1985, and numbered 3226, and the By-Law Regarding Money Lending Activities, dated September 30, 1983, and numbered 90, with its appendices and amendments. The objective of this law is to regulate the establishment and operating principles of financial leasing, factoring and financing companies operating as financial institutions as well as the principles and procedures relating to financial leasing, factoring and financing contracts. By being defined as “financial institutions” by Act No. 6361, the aforementioned companies form an important part of the financial system; a legal basis for the establishment and operations of the companies is set up and an effective supervision and auditing system is introduced. Regulation on Establishment and Operation Principles of Financial Leasing, Factoring and Financing Companies No: 28627 was published on April 24, 2013. This complementary regulation sets out the principles and procedures applicable to establishment of financial leasing, factoring and financing companies, issuance of operation permits for them, opening of domestic and overseas branches by these companies, share acquisitions, transfers, merger, disintegration and liquidation, their managers, shareholders’ equity and transaction limits, internal systems, provisions, and independent audit, as required by the Law.

CAPITAL MARKETS

For the last three decades Turkey has undertaken several capital market reforms. Such reforms were meant to: secure transparency, confidence and stability in the capital markets; contribute to the private sector’s effective utilization of capital markets; bring market discipline to State Owned Enterprises (SOEs) and strengthen the process of their restructuring; facilitate local government financing in capital markets; develop new instruments, institutions and markets to reduce the costs of credit and funds allocation; deepen financial markets; contribute to the participation of the public at large in investment activity; and reach the standards of developed nations with respect to financial structure and practice.

In the first half of the 1980s, the Turkish securities markets underwent serious developments in terms of setting up both the legal and institutional framework suitable for sound capital movements. The Capital Market Law No. 2499 was enacted in 1981 to adapt Turkey’s legal framework to certain more developed markets, and one year later, the regulatory body responsible for the supervision and regulation of the Turkish securities market, the Capital Markets Board (the “CMB”), was established. The CMB has been established for carrying out the tasks and exercising the authorities granted with the Capital Market Law No. 2499 and the related legislation, to maintain secure, transparent, efficient, fair and competitive capital markets, and to protect rights and interests of investors. The Decree by Law No. 91 establishing the basic principles concerning the foundation and operations of securities exchanges launched in October 1983. Then in 1984, the Regulation concerning the foundation and operations of the securities exchanges was published in the Official Gazette. Following the adoption of related regulations launched in the subsequent period, the Istanbul Stock Exchange (the “ISE”) was officially established in December 1985 and started its operations on January 3, 1986. In 1989, the foreign exchange regime was amended to allow non-residents to invest in Turkish securities and allow residents of Turkey to invest in foreign securities.

Capital market legislation underwent several reviews and amendments to include current market developments in legal infrastructure. A complete reform of the entire legal framework on capital markets was carried out in order to improve the harmonization level of Turkish capital markets legislation with the EU acquis, to reflect current market needs, to strengthen the competitiveness in Turkish capital markets, to keep pace with current global developments and standards developed in the aftermath of the 2008 financial crisis, to facilitate market development and innovations without compromising investor confidence and market integrity.

The new Capital Markets Law No. 6362 (CML) came into force on December 30, 2012, when it was published in the Official Gazette numbered 28513 and superseded Capital Market Law No. 2499. It includes several new rules regarding capital market instruments and issuers, financial reporting, independent external auditing, credit rating and appraisal agencies, capital market activities, intermediary institutions, portfolio management companies, portfolio custodians, self-regulatory organizations, institutional investors, supervision and measures, capital market crimes and penalties.

Exchanges and Trading Platforms

The CML yielded very important amendments in the field of operations and structure of stock exchanges. Firstly, the law has changed the definition of “stock exchange”, which previously had to be established as a public entity according to Capital Market Law No. 2499 and regulated in the same manner as a corporation. In that regard, the ISE has been restructured and rebranded as “Borsa İstanbul A.Ş.” (Borsa Istanbul) which is a joint stock company subject to private law. Secondly, the CML has ensured a more professional and competitive environment for Turkish stock exchanges with additional regulations in respect of market operators and tradable instruments. By the end of 2013, 605 companies were registered with the CMB, out of which 421 were traded on Borsa Istanbul. There were 228 corporations traded on the National Market, 89 corporations on the Second National Market, 48 corporations on the Collective Products Market, 23 corporations on the Watch List Market, 13 corporations on the Free Trading Platform and 20 corporations on the Emerging Companies Market making a total number of 421. With respect to the securities issued by these corporations, the CML and secondary regulations have envisaged new proactive enforcement measures to combat market abuse in order to enhance investor protection and confidence.

Issuers

According to the Capital Market Law No. 2499, capital market instruments to be issued or offered to the public were required to be registered with the CMB. With the CML, the registration system has been replaced with a system of prospectus or issue document approval. According to the CML, when securities are offered to the public or admitted to trading on a regulated market, a prospectus must be prepared and approved by the CMB. The Communiqué on Prospectus and Issue Document (Serial: II-5.1) came into force on July 22, 2013. The regulation relates to the implementation of the CML in respect of drafting, approving and distributing a prospectus. With this Communiqué, regulations contained in Directive 2003/71/EC of the European Parliament and of the Council have been adopted in order to harmonize the CML, and in turn Turkish legislation, with EU legislation.

Collective Investment Schemes

The CML introduced a new structure where mutual funds can flourish and serve as a medium of collective investment that meets the demands of Turkish investors. Portfolio management companies (PMCs) are centered into the system as the only founder of the mutual funds. The overarching aim of the changes is to increase the competition in the mutual fund sector which is anticipated to lead to an increase in the performance of the mutual funds. PMCs that are not affiliated with any banking conglomerates have previously lacked the distribution channel to market their products. The CML will open up the way to liberate the distribution channels so that PMCs with good performances both in the mutual fund sector and other alternative investments could find their way to investors. Also, the CML regulates new types of funds such as venture capital investment funds and real estate investment funds. Another novelty brought by the CML is that portfolios of mutual funds are to be held in portfolio custodians in order to inject more credibility into the system. Portfolio custodians are assigned foremost with the task to monitor portfolio management activities, check if these activities are in line with the objectives of the funds and calculate the net asset value of the funds.

Variable capital investment companies which are a hybrid of mutual funds and investment companies are also introduced to the markets with the CML. This collective investment scheme will combine the advantages of investment companies and of the mutual funds. However, the fundamental changes brought by the CML will be put in effect after a transition period.

Mutual funds, including those established by non-bank financial institutions, have been differentiated based on portfolio structure. To encourage individuals to invest in the capital markets, withholding tax will not be applicable for the income derived from the disposal of participation certificates of both investment funds if 51% of their portfolio is comprised of shares trading on the Borsa Istanbul provided that the holding period is more than one year and investment funds if 75% of their portfolio is comprised of shares (except securities investment companies) trading on the Borsa Istanbul. Further, the withholding tax rate is set as 0% for both domestic and foreign legal entities. As of the end of 2013, the number of domestic mutual funds offered to the public equaled 483 and total net asset value of these mutual funds equaled TL30.1 billion. Pension funds began to operate in October 2003. As of the end of 2013, the number of pension funds offered to the public equaled 219. The total net asset value of these funds equals TL26.4 billion. According to the new Communique on Mutual Funds published in July 2013, an umbrella fund structure, which was required only for capital protected and capital guaranteed funds before, is obligatory for all mutual funds.

As of the end of 2013, 30 hedge funds registered with total net asset value of TL524.5 million. As of the end of 2013, the number of exchange traded funds offered to the public equaled 17. The total net asset value of exchange traded funds equaled TL183 million as of the end of 2013. Regulations related to capital guaranteed and capital protected funds became effective in 2007 and the related regulation was amended to introduce an umbrella fund structure for capital protected and capital guaranteed funds in 2009. As of the end of 2013 the number of capital protected funds offered to the public equaled 48 and capital guaranteed funds equaled 5. The total net asset value of capital protected funds equals TL489.2 million and the total net asset value of guaranteed funds equals TL55.2 million as of the end of 2013.

Securities investment companies, real estate investment companies and venture capital investment companies are other types of collective investment schemes subject to the CML. To improve the institutional investor base, the Government has exempted these investment companies from corporate tax. As of the end of 2013, the number of listed securities investment companies equaled 12, listed real estate investment companies equaled 30 and listed venture capital investment companies equaled 6. The total net asset value of securities investment companies equaled TL511.2 million, the total net asset value of venture capital investment companies equaled TL793 million and the market value of real estate investment companies equaled TL17 billion.

Market Intermediaries and Infrastructure

In June 1998, a communiqué establishing certain principles regarding capital and capital adequacy requirements of investment firms was published by the CMB and it has been revised according to developments in the sector. Moreover, the CMB made regulations pertaining to internal auditing systems and principles regarding public disclosure by intermediary institutions in order to strengthen financial and operational structure of investment firms. With respect to bringing secondary regulations in line with the CML, all such regulations will be subject to revision as well to ensure that they are fully in compliance with the CML.

The CML has regulated central counterparties, trade repositories, custody services, Investor Compensation Center and outsourcing of investment firms for the first time. The law also redefined investment services eschewing the previous activity type-based classification and introduced the concept of ancillary services. In order to further explain those new concepts, several regulatory works have been concluded. In this regard, a new communiqué on investment services and ancillary services was published in July of 2013. The new communiqué classified intermediary institutions based on the investment services they provide, which have been defined in the CML. Further, a new communiqué on the principles of foundation and activities of investment firms was published in December 2013. The communiqué brought new provisions especially concerning code of conduct, customer classification and protection. With this communiqué, regulations contained in Directive 2004/39/EC of the European Parliament and of the Council have been adopted in order to harmonize the capital markets legislation and in turn Turkish legislation, with EU legislation.

Intermediation in leveraged transactions on foreign exchange, commodities, precious metals or other assets which are widely known as “forex” has been the responsibility of the CMB since August 31, 2011. Under the CML, forex is classified as a derivative instrument and in the new communiqué the principles are revised to comply with the principles for other derivative instruments.

The revised Regulation on Central Clearing was published in July of 2013 and a new Regulation on Central Counter Party was published in August 2013. With the publication of Regulation on Investor Compensation Center in June of 2013, the Center was officially established. Within the framework of Capital Market Law No.

2499 and related regulations, the CRA was empowered to represent and manage the Investors Protection Fund (IPF). However, article 84 of the CML replaced the IPF with a new legal entity named Investment Compensation Center (ICC). The scope of the compensation consists of claims arising from failure to fulfill cash payment or capital market instrument delivery obligations with regard to assets belonging to investors kept or managed by investment firms in the name of investor in relation to investment services and activities or ancillary services.

Credit Rating Agencies

Regarding rating agencies, a revised communiqué complying with IOSCO Code of Conduct Fundamentals for Credit Rating Agencies (2003) was published by the CMB in July 2007. This communiqué includes provisions for the rating activities including credit rating and the rating of compliance with corporate governance principles. Currently, four internationally recognized rating agencies (S&P, Moody’s and Fitch for credit rating; ISS Corporate Services Inc. for rating of compliance with corporate governance principles) and 6 national rating agencies are authorized by the CMB.

Dematerialization of Capital Market Instruments

Central Registration Agency (the “CRA”) was established as a joint-stock corporation with the Regulation on the Principles for Establishment, Operation and Supervision of the Central Registry Agency, which was promulgated on June 21, 2001, by the decision of the Council of Ministers. The CML has several important amendments on the activities of the CRA. According to Article 81/1 of the CML, the CRA is a corporation possessing the status of private law legal entity established in order to realize the operations related to the dematerialization of capital market instruments, to monitor the records of these dematerialized instruments and the rights associated with them in the electronic environment with respect to members and right holders, and to provide their central custody.

The dematerialized system became operational for equities traded on the Borsa Istanbul in 2005 for mutual fund certificates and corporate bonds in 2006, for commercial papers in 2007 and for bank bills in 2009. As of June 30, 2012, holdings of the retail clients on government bonds and bills have been also dematerialized by CRA. As of the end of 2013, the market value of those government bonds and bills held by CRA was U.S.$86 billion.

Licensing of Individual Market Professionals

The regulation concerning the principles for the licensing of professionals who engage in capital markets activities has been effective since August 2001 and licensing exams began in September 2002. The CMB is drafting a new Communiqué on licensing which is planned to be published in late 2014. As of June 16, 2011, the Capital Markets Licensing, Registration and Training Corporation (the “SPL”) was established. The examinations held in 2010-2012 were organized collectively by the SPL, the CMB and the General Directorate of Innovation and Education Technologies of the Ministry of National Education. In 2013, the examinations were organized by the SPL, the CMB and the Anadolu University. As of the end of 2013, total number of licenses that have been granted reached 48,829, as described in further detail:

Table 38

Types of Licenses	Licenses Issued 2002-2013
Capital Market Activities Basic Level	18,715
Clearing and Operations Officers	7,034
Capital Market Activities Advanced Level	7,810
Derivative Instruments	3,493
Derivative Instruments Accounting and Operations Officers	976
Real Estate Appraisers	2,967
Credit Rating Specialists	1,015
Corporate Governance Rating Specialists	1,110
Residential Real Estate Appraisers	198
Basic Level Customer Representative	2,865
Derivative Instruments Customer Representative	2,646

TOTAL	48,829

Source: CMB

Financial Reporting and Auditing Standards

Adoption of international standards is seen as a crucial issue for both enhancing integrity in the capital markets and attracting domestic and foreign investors. In line with this objective, important steps have been taken in the areas of accounting and auditing standards. Accordingly, Turkish Accounting Standards, as the official translation of International Financial Reporting Standards issued by the International Accounting Standards Board, that are disclosed by Turkish Public Oversight Accounting and Auditing Standards Authority, have been adopted for financial reporting of listed companies, intermediary institutions and portfolio management companies. Similarly, the communiqué regarding auditing standards for securities market companies and institutions is in line with International Standards on Auditing issued by the International Federation of Accountants (IFAC). There are 92 authorized audit firms operating in Turkish capital markets and about half of them have an international membership.

Corporate Governance

In July 2003, the CMB issued Corporate Governance Principles, which used Organisation for Economic Cooperation and Development (OECD) principles as a benchmark and were updated in 2005 in accordance with the OECD revisions. The CMB, as the National Coordination Unit in the OECD Corporate Governance Steering Committee, closely follows OECD studies, coordinates institutions and participates in the meetings of National Coordination Units. Implementation of these principles was based on the generally accepted “comply or explain” approach. Moreover, a corporate governance index was established by Borsa Istanbul at the end of August 2007. The opening value for the index was 48,082.17 and as of June 30, 2014, the value of the index has reached 69,970.13. Currently, the Borsa Istanbul index is composed of 49 companies that have a an average corporate governance rating of 8.94 out of 10.

Additionally, corporate governance principles are regulated by Article 17 of CML. In line with the authority given by CML, the Communiqué on Corporate Governance (Serial: II-17.1) came into force on January 3, 2014. With this Communiqué, principles of corporate governance to be applied by corporations are determined in detail. “Corporate Governance Principles” in which the “comply or explain” approach was valid since their publication in 2003, have been adopted as a legal requirement in the new Law. Provisions such as independent board members, shareholders’ rights and high standards of disclosure are compulsory with the purpose of enhancing corporate governance for listed companies. Moreover, the CMB is explicitly granted the authority to make regulations and require listed companies to comply (partially or fully) with such rules. The concept of “significant transactions” was introduced and the CMB was authorized to make rules regarding these transactions, which include mergers and divisions, sale of all or a significant portion of assets, a significant change in the field of activity, introduction of privileges or changes in the scope and content of existing privileges and delisting. In case of significant transactions minority shareholders who vote against the transaction in the general assembly were granted a sell-out right. New quorums were defined for general assembly meetings of publicly held corporations depending on the circumstances under which meetings are held and agenda items. Also, online general assembly meetings were enabled.

Derivatives Market

In 2005, the Turkish Derivatives Exchange began operations in Izmir as the first derivatives exchange in Turkey. The position transfer process became effective at the end of 2009. Contracts traded on this exchange consisted of commodity futures (cotton, wheat), interest rate futures, gold futures, foreign exchange futures, index futures and energy futures. The CML has brought a structural change opportunity for Turkish Derivatives Exchange. According to Article 138 of the CML, organized markets are designed to be operated under a single structure and it became possible for Turkish Derivatives Exchange to merge with Borsa Istanbul.

After that, a new derivatives market has been established within Borsa Istanbul, the Futures and Options Market (VIOP), for both futures and options as well as other derivative contracts and according to the CML, the Turkish Derivatives Exchange was merged in Borsa Istanbul. Accordingly the contracts on the Turkish Derivatives Exchange were closed to trading and started to trade in VIOP by August 5, 2013.

Market Statistics

The following table shows market activity in the Turkish capital markets for the periods indicated:

Table 39

	2009	2010	2011	2012	2013
Securities Registered/Approved (in millions of TL)	42,349	42,928	106,067	130,441	436,505
Outstanding Securities (in millions of TL)	400,691	439,476	472,677	512,948	526,972
Private	70,686	86,634	103,898	126,406	123,965
Public	330,004	352,841	368,728	386,542	403,007
Traded value on the Borsa Istanbul Markets (in millions of TL)
Stock Market	474,611	635,664	695,328	621,979	816,858
Bonds and Bills Market	3,399,583	3,458,517	4,122,292	6,828,000	6,898,271
Off-exchange bonds & bills transactions	663,319	710,433	915,664	1,102,459	1,153,951
Stock Market Capitalization (in millions of TL)	350,761	472,553	381,152	550,051	503,668
BIST National 100 Index (on TL basis)	52,852	66,004	51,267	78,208	67,801
Number of Companies Traded	315	338	373	395	421

Sources: Capital Markets Board, Borsa Istanbul, Undersecretariat of Treasury

The amount of private sector securities issued equaled TL42.3 million in 2009 and increased to TL436.5 billion in 2013. As of December 31, 2013, total market capitalization of Borsa Istanbul Stock Market was TL503.7 billion. The upward movement of market indices both in terms of Turkish Lira and US Dollar, which started in 2003 continued until 2007 and due to the global crisis, followed a downward trend in 2008, and then picked up in the following year. Borsa Istanbul Share Price Index-100 rose by 97% in 2009 to 52.852 and 25% in 2010 to 66.004 falling again to 51.267 in 2011, increasing by 52.6% to 78,208 in 2012. The equity market has been very strong in the first months of 2013; however the market index decreased by 13.3% to 67,802 by the end of the year. The total traded value in the Borsa Istanbul Stock Market amounted to TL475 billion ($308 billion), TL636 billion ($426), TL695 billion ($413 billion) and TL622 billion ($348 billion) in years 2009 through 2012, respectively, and this figure increased to TL816,9 billion ($431 billion) in 2013. Total market capitalization of Borsa Istanbul companies in TL terms in 2013 was 503.7 billion ($237 billion). Market capitalization in 2009 rose by 92% ($236 billion), by 31% ($308 billion) in the year 2010, but dropped to U.S.$202 billion in 2011, rose again to U.S.$310 billion in 2012 and then dropped to 237 billion in 2013.

In spite of the negative effects of the global financial crisis of 2008, the Borsa Istanbul Bonds and Bills Market continued to develop. The total annual traded value increased from its level of TL3.40 trillion ($2.2 trillion) in 2009 to TL3.46 trillion ($2.3 trillion) in 2010, to TL4.1 trillion ($2.5 trillion) in 2011, to TL6.8 trillion ($3.8 trillion) in 2012 and to TL6.9 trillion ($3.6 trillion) in 2013, while the daily average traded value for 2013 amounted to TL27.6 billion ($14.4 billion). The total traded value decreased by 5% to U.S.$3.6 trillion on a US dollar basis compared to the previous year. Out of the total traded value for 2013, 14% was realized over the counter and 86% was realized on the Borsa Istanbul Bonds and Bills Market.

As of December 31, 2013, there are 98 investment firms licensed to trade on stock markets, and 41 banks and 81 investment firms licensed to trade on debt securities markets at Borsa Istanbul. In addition, there are 89 intermediary institutions (banks, investment firms, futures investment firms) licensed to trade on VIOP. Also, there are 91 intermediaries (banks and other institutions excluding investment firms) licensed to trade on precious metals market.

In August 2009 the Borsa Istanbul Emerging Companies Market Regulation was published and in 2011 shares of small and medium sized enterprises began to trade on the ECM market. Additionally, within the framework of the restructuring of the Borsa Istanbul Stock Market segments, the Collective Products Market was established as a listed market where the shares of investment companies, real estate investment companies, and venture capital investment companies as well as the participation certificates of exchange traded funds, warrants, and other structured products are traded.

The corporate bond market began to accelerate after 2010. The total amount of market value of outstanding corporate bonds traded which was TL2.8 billion by the end of 2010 rose to TL13.9 billion and 28.1 billion at the end of 2011 and 2012 respectively. This figure rose to TL36.1 billion as of the end of 2013. On the other hand new capital market instruments such as asset covered bonds and Ijara Sukuk certificates have been introduced and first issuance of these instruments occurred in 2011. The CMB Sukuk regulation was further updated in 2013 to introduce 5 internationally accepted Sukuk types into the Turkish market.

The work carried out by the CMB and other related institutions in order to start the trading of warrants on the Borsa Istanbul Stock Market was finalized and the Communiqué on Principles Regarding Registration with the Capital Markets Board and Sale of Covered Warrants was promulgated. Subsequently, covered warrants began to be issued and have been traded on Borsa Istanbul Collective Products Market since August 13, 2010.

In 2010, the offering market for Qualified Investors, the Interbank Repo-Reverse Repo Market, and the Repo Market for Specified Securities were each established within Borsa Istanbul Bonds & Bills Market.

Borsa Istanbul was recognized as a “Designated Offshore Securities Market” by the U.S. Securities and Exchange Commission in 1993 and was designated as an “appropriate foreign investment market for private and institutional Japanese investors” by the Japan Securities Dealers Association in 1995. Likewise, Borsa Istanbul has been approved by the Austrian Ministry of Finance as a regulated market in accordance with the regulations of the Austrian Investment Fund Act in 2000.

Clearing and Settlement, Central Counterparty

The Istanbul Settlement and Custody Bank Inc., namely Takasbank, is “the Clearing and Settlement Center” for the markets of Borsa Istanbul, the custodian for pension funds and “the National Numbering Agency of Turkey”. Also, Takasbank is a specialized bank established under the Turkish Banking Law and incorporated as a non-deposit taking investment bank dedicated to securities services in Turkey. Having banking capacity, Takasbank provides its members with a money market facility and banking services including cash credits, securities lending and cross-border settlement and custody services via SWIFT and correspondent accounts. Takasbank was authorized as a FOREX Trade Repository Institution by the CMB in 2011.

With the new Regulation on Central Counterparty, Takasbank also acts as the central counterparty for the VIOP of Borsa Istanbul and Takasbank Securities Lending and Borrowing Market. In 2013, Takasbank was authorized as the Pre-Local Operating Unit (Pre-LOU) authorized to assign Legal Entity Identifier (LEI) Code with CMB sponsorship by the Financial Stability Board (FSB).

In 1995, Takasbank was granted the title of “Eligible Foreign Custodian” by the SEC and was designated as an “Approved Depository” by the Securities and Futures Authority of the United Kingdom. Also, the Japan Securities Clearing Corporations and Japan Securities Depository Center recognized Takasbank as an eligible depository conforming to the standards predetermined by these institutions. With the completion of dematerialization, beginning on November 28, 2005, Takasbank handed over its central depository function for securities to the CRA, in which Takasbank is both a main shareholder with a 65% interest and a systems developer.

International Relations

Increasing cross border movement of capital in a globalized world has increased the importance of international relations. In this context, benefiting from international practices and experiences, enhancing cooperation with other regulatory authorities and taking an active role in international organizations constitutes an important part of the CMB’s activities.

The CMB has attached great significance to multilateral and bilateral international relations. Thus, the CMB acts in order to improve its relations with the international organizations of which it is a member, foreign capital market authorities and other foreign organizations which carry out capital market related activities (OECD, World Trade Organization, World Bank, IMF, EBRD, IDB etc.). Additionally, as a member of IOSCO since 1988, the CMB has actively participated in the work of IOSCO.

With respect to the integration of the Turkish capital markets with the EU and the alignment of Turkish legislation with the EU acquis, the CMB has been working in close contact with the European Commission and the Delegation of the European Union to Turkey as well as other EU institutions and with the CML and following secondary legislation the alignment of Turkish capital market legislation with the EU acquis has been substantially enhanced.

Through the above referenced activities, the CMB aims to enhance the infrastructure of the capital markets to provide investors with new financial services in a fair and transparent manner and to attract foreign capital to Turkey.

Furthermore, the CMB has signed various Memoranda of Understanding (MoU) and entered into collaborative arrangements with foreign regulatory and enforcement authorities and continues its efforts to sign MoUs concerning the cooperation and sharing of information with foreign authorities. The CMB which is one of the first signatories of the IOSCO MoU, signed 32 MoUs with foreign financial regulatory authorities by the end of 2013 and ongoing initiatives to sign MoUs concerning cooperation with regulatory and supervisory authorities are in progress. Moreover, the CMB has signed bilateral MoUs with 17 countries concerning the cooperation and the exchange of information for the supervision of Alternative Investment Fund Managers.

In June 2013, the Capital Markets Board launched an inquiry into certain intermediary institutions with a focus on foreign transactions, following high market volatility with respect to Turkish bonds and equities.

PUBLIC FINANCE

GENERAL

In the course of EU accession negotiations, Turkey has reformed its public financial management in accordance with EU practices and improved budget coverage, formulation, execution, accounting, audit and procurement. The main change is the introduction of the Public Financial Management and Control Law (PFMC Law), adopted by the Turkish Parliament (Turkish Grand National Assembly or “TGNA) in December 2003 (Law No. 5018, as amended in 2005, Law No. 5436). Enactment of the PFMC Law marked a defining moment, providing a new legal framework for modern public financial management and accountability. Throughout this Law, key concepts of the modern public financial management system such as managerial responsibility models, effective and efficient use of resources, strategic planning, performance-based budgeting, multi-year budgeting framework, accountability, fiscal transparency, modern internal audit/control and external audit practices have been put into practice. Several other reform laws have been enacted, including the Special Provincial Administration Law, Metropolitan Municipalities Law and The Municipalities Law.

The public sector in Turkey includes central government agencies, social security institutions (SSIs), local governments (provincial governments, municipalities and villages), financial and non-financial state owned enterprises (SOEs) and extra-budgetary funds (EBFs). The PFMC Law covers central government agencies, social security institutions and local governments which are referred to as the “general government”. All general government agencies prepare their own budgets. The central government consists of three types of agencies: (1) general budget agencies which are government entities, (2) special budget agencies which are public administrations affiliated or related to a ministry which perform a specific public service, to which revenues are allocated, and which are authorized to spend from such revenues, with the establishment and operation principles arranged through special laws and (3) regulatory and supervisory agencies which are established in the form of boards, agencies or supreme boards (agencies which are given a high degree of autonomy) by special laws.

The PFMC Law has been fully implemented and covers public financial management and control at all levels of government. Yet, there are some exceptions for the regulatory and supervisory agencies. PFMC Law requires in many instances secondary legislation for its implementation, most of which has been completed.

The budgeting process, accounting system, internal and external audits have each been amended to be in line with the PFMC Law.

Budgeting

The new system modernizes the budgeting process according to international standards. The central budget remains the pivotal point of the public finances and is prepared according to a schedule common to OECD countries. There is a rolling multi-year budget framework covering the budget year and the following two years. The annual budget law is accompanied by the appropriation indicators for the following two years. The fiscal year is the calendar year.

As an initial step of the preparation of the Central Government Budget, a medium-term program is prepared by the Ministry of Development of Turkey (MoD) covering macro policies, principles, targets and main economic indicators in the context of development and strategic plans and the requirements of general economic conditions and is adopted by the Council of Ministers. A medium term fiscal plan, consistent with the medium term program is prepared by the Ministry of Finance (MoF) and it includes total revenue and total expenditure projections, budgetary targets and proposed budget appropriation ceilings for public administrations for the following three years and is endorsed by the High Planning Council. These documents set the framework for the budget discussions and negotiations with relevant ministries (the MoF and the MoD) and spending agencies, before political reconciliation in the Cabinet and the Parliament.

The annual budget process of administrations begins in June with the Budget Call prepared by the MoF. Budget revenue and expenditure proposals are prepared by the administrations and reviewed by the MoF. The general budget revenue proposal is prepared by the MoF and the revenue proposals of other budgets are prepared by the relevant administrations. The investment proposals of public administrations are evaluated by the MoD. Central Government Budget Draft Law together with supporting information is prepared by the MoF and submitted to the Parliament in mid-October. Following debate, the Annual Budget Law is approved by the Parliament and promulgated by the President in December.

The approved budget is implemented through a unified treasury system and the closing accounts are presented shortly after the end of the budget exercise. A detailed audit report is submitted to the Parliament before closing the accounts of the SSIs, EBFs and local governments.

To align the accounts with the Government Financial Statistics (GFS) standards, the budget codification system is being overhauled. Each spending item is identified in the analytical budget classification system consisting of institutional, functional, financial and economic terms, and budgets and budget reports are compiled according to this codification system. The new codification system has been gradually applied to all general government entities since 2006.

Each of the SOEs adopts an annual financial program, which is approved by the Council of Ministers. Although separate budgets for the SOEs do not exist in the Central Government Budget, there are sections in the budget of the Treasury for capital transfers to and duty losses of the SOEs.

The preparation and the implementation of the budgets of SSIs and local administrations and their other financial transactions are subject to the provisions of the relevant laws without prejudice to the provisions of the PFMC Law. Social security institutions and local administrations prepare their own budgets that are approved by their own board of directors/councils.

Accounting

Public revenues and expenditures are indicated on the accounts of the fiscal year of their accrual.

Establishing a uniform accounting system for general government and supervision of the system are the responsibilities of the Ministry of Finance’s General Directorate of Public Accounts. The accounting services are responsible for collecting revenue, ordering payments and recording the financial transactions of the line ministries and agencies (Article 61 of the PFMC Law). Accounting services of the public administrations within the scope of the general budget are performed by the accounting offices affiliated with the MoF. Moreover, there are three accounting offices affiliated with the Undersecretariat of Treasury; namely, Accounting Office for External Payments, Accounting Office for Internal Payments and Accounting Office for State Debts. The Ministry of Finance is responsible for compiling, consolidating and disseminating accounting data and financial statements for the central government on a monthly basis as defined in the PFMC Law.

The accounting and reporting standards for general government are set by the State Accounting Standards Board, which is established within the Ministry of Finance. The Ministry of Finance sets rules for the preparation of the final accounts and supervises the compilation.

The draft of the Final Accounts Law is prepared by the MoF and submitted to the Parliament by the Council of Ministers within six months of the end of the fiscal year and a copy is sent to the Turkish Court of Accounts (TCA). The TCA submits a General Conformity Statement to the Parliament no later than 75 days thereafter. The draft of the Final Accounts Law is deliberated by the commissions of Parliament together with the Central Government Budget Law.

Currently the main fiscal policy indicators are the overall balance and primary balance of the central government budget. In order to submit fiscal notifications to the European Commission, huge efforts have been made to prepare accounts in accordance with ESA 95 standards. The ambition is to produce accounts in accordance with ESA 95.

Internal Audit

The PFMC Law requires each public administration to assign internal auditors. Internal auditors within the line ministries and agencies will be made responsible for system, performance, financial, compliance and IT audits. The internal auditors are required to report to the head of the agency. For 2010, 1369 internal auditor position were reserved; currently 774 are appointed.

External Audit

External audit is regulated by the Law on the TCA. Article 68 of the PFMC Law and amendments to the TCA which specify that the TCA may audit all general government organizations (central government agencies, local governments and SSIs), public enterprises and their subsidiaries, other public administrations and companies in which the Republic has more than a 50% interest. TCA’s independence is secured. TCA prepares its own budget and presents it to Parliament directly. It decides on its own audit program. The president and the members of the court are elected by the parliament. The tenure of members and auditors continues until the age of 65. The president, members and auditors cannot be appointed to another position without their consent. Members may be asked to retire or may resign only due to criminal conviction or for medical reasons. The TCA is responsible for the financial, compliance and performance audits of the general government agencies. At present, the TCA predominantly carries out compliance audits, the results of which are held through a judicial procedure. The TCA also submits a report to the Parliament on the general conformity on the fiscal transactions of the central government through a financial audit. Both types of reports are published and publicly available. In order to enhance the capacity of the TCA for the external audit areas, the TCA has established a twinning project with the British National Audit Office and conducted a number of training exercises for staff. Moreover, new law on the TCA adopted by the Parliament in December 2010 aligns the TCA’s responsibilities with the PFMC Law.

CENTRAL GOVERNMENT BUDGET

The economic program within the framework of the IMF Stand-By Arrangement was focused on debt reduction through high primary surplus targets during the program period which ended in May 2008. Following the program period, fiscal discipline has continued to serve as an anchor for economic policy and fiscal policy has remained prudent. However, fiscal balances deteriorated in 2009 as a result of the decrease in tax revenues and the cost of the fiscal stimulus package which was promptly adopted to mitigate the effects of the global financial crisis on the economy. Starting from the last quarter of 2009, high increases in tax revenues through high GDP growth performance and prudent fiscal policy improved the central government budget deficit which was below its pre-crisis level in 2011. The central government budget deficit was 1.2% of GDP in 2013 compared to 5.5% of GDP in 2009.

In 2009, due to the global economic slowdown the fiscal outlook of Turkey declined because of the decrease in tax revenues and the impact of measures taken to stimulate the economy. As a result, central government revenues and expenditures were realized at TL215,458 million (22.6% of GDP) and TL268,219 million (28.2% of GDP), respectively. The budget deficit was TL52,761 million, representing 5.5% of GDP and primary surplus was TL440 million, representing 0.05% of GDP (Table No. 42).

The Medium Term Program 2010-2012 (the “MTP 2010-2012”) announced in October 2009 introduced the exit strategy to gradually restore fiscal balances. In the context of the MTP 2010-2012, it was envisaged to rescind the temporary measures which were adopted during the global financial crisis and to implement additional fiscal policies. Beyond restoring fees levied on consumer loans to pre-crisis level, increasing the fee and stamp taxes rate above the inflation rate and actualizing real estate revaluation rates, new measures such as the introduction of an annual operation fee on bank branches were adopted. As a result of these fiscal measures, along with the rapid economic recovery in 2010, central government budget revenues and expenditures reached TL254.3 billion (23.1% of GDP) and TL294.4 billion (26.8% of GDP), respectively. Rising tax revenues and commitment to fiscal discipline on the expenditure side improved the central government budget balance. As of December 31, 2010, the budget deficit was TL40.1 billion, representing 3.6% of GDP, and the primary surplus was TL8,2 billion, representing 0.7% of GDP (Table No. 42).

In 2011, the public financial balance improved significantly with respect to the 2008 – 2010 period during which global financial crises affected the economy. In 2011, the real GDP growth reached 8.5% while the growth target according to the Medium Term Program 2011-2013 was 4.5%. As a result of this rapid economic recovery and the restructuring of certain public receivables including taxes, interest and penalties, and social security premiums, the central government tax revenues increased to 19.6% of GDP (TL253.8 billion) in 2011 compared to 19.2% of GDP (TL210.6 billion) in 2010 and 18.1% of GDP (TL172.4 billion) in 2009. During this period, increases in the budget expenditures were limited and the expenditures decreased to 24.2% of GDP (TL272.4 billion) in 2011 from 26.8% of GDP in 2010. Improvement in the central government balance was achieved by containing expenditures which exhibited a limited increase at a rate of 6.8% while the central government revenues increased by 16.4% in nominal terms with respect to 2010. The central government budget deficit was realized as TL17.8 billion in 2011 and thus the central government deficit to GDP ratio decreased to 1.4% from 3.6% in 2010 (Table No. 42).

In 2012 the central government budget revenues and expenditures reached TL332.5 billion (23.5% of GDP) and TL361.9 billion (25.5% of GDP), respectively. The budget deficit was TL29.4 billion representing 2.1% of GPD and primary surplus was TL19 billion representing 1.3% of GDP.

The Medium Term Program 2014-2016 (MTP 2014-2016) announced in October 2013 set a central government budget deficit to GDP target of 1.2% by the end of 2013, 1.9% by the end of 2014, 1.6% by the end of 2015 and 1.1% by the end of 2016. The Government announced that GDP is expected to grow by 3.6% in 2013, 4.0% in 2014 and 5.0% in 2015 and 2016. The primary surplus to GDP ratio is expected to reach 2.0% for 2013, 1.1% for 2014, 1.2% for 2015 and 1.3% for 2016. The current account deficit to GDP ratio is expected to be 7.1% for 2013, 6.4% for 2014, 5.9% for 2015 and 5.5% for 2016. The Government also indicated that the unemployment rate is expected to decline to 8.9% in 2016. One of the main objectives of the MTP 2014-2016 is to maintain the strong stance in fiscal policy. To this end, it is stated that primary expenditures will be constrained by prioritization of expenditure programs and increasing efficiency. Fiscal space, which will be created through expenditure rationalization, will be used in infrastructure investments that will help bolstering the economic growth, subsidies, and R&D supports. Additionally, by taking into account the sensitivity of public finances to cyclical effects, policies will be implemented to increase the quality of public revenues in order to construct a stronger public finance.

According to provisional figures for 2013, revenues reached 389.4 billion TL in the year end while expenditures were realized as 407.9 billion TL. Central government budget deficit was realized as 18.5 billion TL (1.2% of GDP), just below the MTP target thanks to the revenue performance which is higher than the MTP assumptions.

Table 40

	2009	2010	2011	2012	2013*
	(in millions of Turkish Liras)
CENTRAL GOVERNMENT BUDGET REVENUES	215,458	254,277	296,824	332,475	389,441
I. GENERAL BUDGET REVENUES	208,610	246,051	286,554	320,536	376,105
Tax Revenues	172,440	210,560	253,809	278,781	326,125
Direct Taxes	61,133	66,566	82,057	92,520	100,441
Indirect Taxes	111,308	143,995	171,752	186,261	225,684
Other	36,170	35,491	32,745	41,755	49,980
Non-Tax Revenues	33,318	31,150	29,147	38,049	38,019
Capital Revenues	2,044	3,376	2,530	2,054	10,105
Grants and Aids	807	966	1,068	1,652	1,856
II. REVENUES OF SPECIAL BUDGET AGENCIES	5,037	6,333	8,174	8,174	10,662
III. REVENUES OF REG. & SUPERVISORY INSTITUTIONS	1,811	1,893	2,095	2,095	2,673
CENTRAL GOVERNMENT BUDGET EXPENDITURES	268,219	294,359	314,607	361,887	407,890
PRIMARY EXPENDITURES	215,018	246,060	272,375	313,471	357,904
Personnel Expenditure	55,947	62,315	72,914	86,463	96,237
Social Security Contributions	7,208	11,063	12,850	14,728	16,305
Purchase of Goods and Services	29,799	29,185	32,797	32,894	36,268
Interest Payments	53,201	48,299	42,232	48,416	49,986
Domestic Interest Payments	46,762	42,148	35,064	40,702	38,910
Foreign Interest Payments	6,318	5,982	6,668	7,277	7,397
Discount and Short Term Transactions	121	168	499	437	3,680
Current Transfers	91,976	101,857	110,499	129,477	148,735
Duty Losses	4,138	3,297	4,739	3,912	4,305
Treasury Aids	56,951	60,323	59,353	70,184	79,008
Transfers to Non Profitable Institutions	844	1,084	1,391	926	1,786
Transfers to Households	1,276	1,599	2,156	2,891	3,497
Agricultural Subsidies	4,495	5,817	6,961	7,553	8,684
Other Transfers to Households	1,031	850	1,448	5,411	4,048
Social Transfers	1,027	1,610	2,255	2,922	5,876
Transfers to Abroad	722	969	1,153	1,296	1,609
Shares from Revenues	21,492	26,308	31,043	34,380	39,921
Capital Expenditure	20,072	26,010	30,905	34,365	43,609
Capital Transfers	4,319	6,773	6,739	6,006	7,655
Lending	5,698	8,857	5,671	9,537	9,094
CENTRAL GOVERNMENT BUDGET PRIMARY BALANCE	440	8,217	24,448	19,004	31,537
CENTRAL GOVERNMENT BUDGET BALANCE	-52,761	-40,081	-17,783	-29,412	-18,449
DEFERRED PAYMENTS	-2,324	1,493	68	361	2,586
OTHER DEFERRED PAYMENTS	-1,374	942	4,363	1,701	1,384
ADVANCES	-520	-871	-1,543	-1,505	-203
CENTRAL GOVERNMENT BUDGET CASH BALANCE	-56,979	-38,517	-14,895	-28,855	-14,681
CENTRAL GOVERNMENT BUDGET FINANCING	56,979	38,517	14,895	28,855	14,681
BORROWING (NET)	60,894	31,085	17,468	22,475	24,232
FOREIGN BORROWING (NET)	6,123	7,756	2,469	4,594	7,767
Receipts	14,395	18,436	13,990	16,581	16,469
Payments	-8,272	-10,680	-11,522	-11,987	-8,702
DOMESTIC BORROWING (NET)	54,770	23,329	14,999	17,881	16,465
-YTL Denominated T-Bills	58	-4,511	-9,525	3,684	-3,684
Receipts	19,332	17,543	725	3,684	0
Payments	-19,275	-22,054	-10,250	0	-3,684

-YTL Denominated G-Bonds	60,943	39,021	27,212	17,824	20,149
Receipts	130,485	142,287	111,348	98,215	144,528
Payments	-69,542	-103,266	-84,136	-80,391	-124,378
-FX Denominated G-Bonds	-6,230	-11,181	-2,688	-3,627	0
Receipts	80	2,807	0	0	0
Payments	-6,310	-13,988	-2,688	-3,627	0
NET LENDING (-)	2,389	-1,765	-2,416	-1,617	-1,055
Lending	3,080	51	305	152	62
Repayment (-)	690	1,816	2,720	1,769	1,117
PRIVATIZATION REVENUE	0	0	0	0	0
SDIF REVENUE SURPLUS	634	658	1,300	606	720
CURRENCY/DEPOSIT AND OTHER TRANSACTIONS	-2,159	5,010	-6,289	4,157	-11,325

Source: UT and MoF

*	Provisional

TAXATION

The Government collects taxes on personal and corporate income, real estate, goods and services (including the value added tax), and foreign trade.

PERSONAL INCOME TAX

The personal income tax is levied on a scheduler basis and includes the following features:

•	Earned income received from a single employer is subject to a progressive withholding tax at marginal rates rising from 15% to 35%. The withholding tax is final.

•	Wage income from more than one employer is subject to declaration if the sum of the wage incomes (excluding wage income attributable to the first employer) is higher than the TL19,800 threshold for the year 2008, the TL22,000 threshold for the years 2009 and 2010, the TL23,000 threshold for the year 2011, and the TL25,000 threshold for the year 2012, and 26,000 TL threshold for the year 2013.

•	Capital income is taxed at marginal rates rising from 15% to 35% as of 2009, 2010, 2011, 2012 and 2013. There is a requirement to file an annual tax return for unearned income not subject to a final withholding tax.

The taxation of the gains derived from the sale and the retention of marketable securities and other capital market instruments, and the taxation of deposit interests, repo gains and the income that is derived from private finance institutions is regulated by Temporary Article 67, which was added to the Income Tax Law through Article 30 of the Law No.5281 (a law regarding the amendments to current laws and adaptation of tax laws to New Turkish Lira). These regulations will be applied during the period between January 1, 2006 and December 31, 2015. In particular:

•	Interest income derived from government bonds issued after January 1, 2006 is subject to declaration if the total indexed amount of the gain derived from these government bonds is above the threshold level of TL22,000 for 2009 and 2010, the threshold level of TL23,000 for 2011, the threshold level of TL25,000 for 2012, and the threshold level of TL 26,000 for 2013.

•	A withholding tax of 0% for non-residents and 10% for residents is applied on the gains from the retention and sale of all bonds (government, private sector, etc.) and Treasury bills issued after January 1, 2006.

•	Income from the sale of shares is subject to a withholding tax (0% for both residents and non-residents as of November 14, 2008). This provision of Temporary Article 67 of Income Tax Law does not apply to the shares of fully liable corporations listed on the Istanbul Stock Exchange, held for more than one year.

•	On July 27, 2010 the Assembly approved Law No. 6009 which reduces the withholding tax rate to 0% for corporations and foreign taxpayers that are determined by the Ministry of Finance to be similar to investment funds and investment trusts established in accordance with the Capital Markets Code. From October 1, 2010 onwards, the withholding tax rate is 10% for resident and nonresident natural persons.

Dividends (except dividends from investment trusts) are currently subject to withholding tax of 15%. 50% of dividends earned in a year will be exempted from income tax and if the remaining 50% is above the threshold of TL22,000 for 2009 and 2010, the threshold of TL23,000 for 2011, the threshold of TL25,000 for 2012, and the threshold of TL 26,000 for 2013 it will be included in taxable income and all withholding tax can be credited. There are special provisions for dividends derived from investment funds and investment trusts. Dividends derived from investment funds and trusts are subject to withholding tax (0% for resident and non-resident corporations and foreign taxpayers that are determined by the Minister of Finance to be investment funds and investment trusts established in accordance with the Capital Markets Code, 10% for resident and non- resident natural persons and corporations other than stated above). The withholding tax rate which applied to stock weighted funds decreased to 0% with a Cabinet Decree dated December 1, 2009 (numbered 2009/14580). The provisions of Temporary Article 67 of Income Tax Law do not cover the sale of participating certificates (held for more than one year), of Investment Funds of which at least 51% of such fund’s portfolio is traded on the Istanbul Stock Exchange.

Income from bank deposits acquired after January 1, 2006 is subject to final withholding tax at a fixed rate of 15%. From January 1, 2013 onwards, the withholding tax rate applied on income from bank deposits varies between 10% and 18% according to account type.

CORPORATE INCOME TAX

In 2006, a new Corporation Tax Law (Law No. 5520) was enacted and the corporate income tax rate was reduced from 30% to 20%. Law No. 5520 also provided that:

•	According to Tax Procedure Law, the duration of the useful life of the asset is taken into account for the calculation of the depreciation rate of assets acquired after December 31, 2003. The duration of the useful life of an asset and the depreciation rates are determined by the Ministry of Finance. The Ministry of Finance has announced the useful lives and depreciation rates of depreciable assets through communiqués numbered 333, 339, 365, 389, 399, 406 and 418. Taxpayers are free to choose, either the declining balances method or straight-line method of depreciation.

•	Losses can be carried forward for 5 years.

•	Investment tax allowance application was eliminated at the beginning 2006, but according to temporary Article 69 of Income Tax Law (Law No. 193), corporate taxpayers could deduct the amounts of investment allowance that they could not deduct from their earnings in 2005 and the amounts of investment allowance of uncompleted investments only from the earnings in 2006, 2007 and 2008. However, this provision related to the earnings of 2006, 2007 and 2008 was annulled by the Constitutional Court on January 8, 2010. Accordingly, an amendment was adopted by Parliament, which provides that corporate taxpayers may benefit from the investment allowance exemption in following periods without regard to time restrictions in cases where the investment allowance could not be deducted because of insufficient income. However, the deductable amount may not exceed 25% of the related annual gain amount. On February 9, 2012, the Constitutional Court annulled such restriction on the deductable investment allowance, so corporate taxpayers could deduct the entire amount of investment allowance (including the earnings in 2011).

INVESTMENT INCENTIVE SYSTEM

The incentive system became effective with a Cabinet Decree dated July 14, 2009 (numbered 2009/15199), as amended by the Cabinet Decree dated June 15, 2012 (numbered 2012/3305). The falls within the scope of the new incentive system;

1 - General Incentive Applications

2 - Regional Incentive Applications (divided into 6 regions.)

3 - Large-Scale Investment Incentives

4 - Strategic Investment Incentives

Incentives to be provided under this application are shown in the table below.

Incentive	General Incentive Applications	Regional Incentive Applications	Large-Scale Investment Incentives	Strategic Investment Incentives
VAT Exemption	✓	✓	✓	✓
Customs Duty Exemption	✓	✓	✓	✓

Incentive	General Incentive Applications	Regional Incentive Applications	Large-Scale Investment Incentives	Strategic Investment Incentives
Corporate/Income Tax Reduction		✓	✓	✓
* Income Tax Withholding Support	✓	✓	✓	✓
Social Security Premium Support for Employer’s Share		✓	✓	✓
* Social Security Premium Support for Employee’s Share		✓	✓	✓
**Interest Support		✓		✓
Land Allocation		✓	✓	✓
VAT refund ***				✓

*	Provided that investment is made in region 6

**	Regional incentive practices, provided in case that investment is made in Region 3, 4, 5 or 6.

***	Provided that strategic investments are above a fixed investment amount of TL500 million.

The minimum amounts of fixed investments, according to the applications, are defined as follows.

•	The minimum amount of fixed investment for the General Incentive System and Regional Incentive Applications are TL1 Million for the first and second region and TL500,000 for the third through sixth region.

•	The minimum amount of fixed investments for large scale incentive applications and strategic incentive applications has been determined is at least it must be TL50 Million.

Incentives

VAT Exemption: In accordance with the measure, VAT is not paid for imported and/or domestically provided machinery and equipment within the scope of the investment encouragement certificate.

Customs Duty Exemption: Customs duty is not paid for the machinery and equipment provided from abroad (imported) within the scope of the investment encouragement certificate.

Corporate/Income Tax Reduction: Calculation of income or corporate tax with reduced rates until the total value reaches the amount of contribution to the investment according to the envisioned rate of contribution.

Income Tax Withholding Support: The measure stipulates that the income tax regarding the additional employment generated by the investment within the scope of the investment encouragement certificate will not be liable to withholding. The measure is applicable only for the investments to be made in Region 6 within the scope of an investment encouragement certificate.

Social Security Premium Support for Employer’s Share: A part of Social Security Premium Support for Employer’s Share required to be paid for additional employment, corresponding to minimum wage is met by the Ministry of Economy within the scope of incentive certificate.

Social Security Premium Support for Employee’s Share: A part of Social Security Premium Support for Employee’s Share required to be paid for additional employment, corresponding to minimum wage is met by the Ministry of Economy within the scope of incentive certificate. It is provided for regional, large-scale and strategic investments only in Region 6.

Interest Support: A financial support provided for certain investment loans with a duration of at least one year that covers a certain part of payable interest or payable profit share on loans.

Land Allocation: It means allocation of land for investments that incentive certificate is issued within the framework of the principles and procedures determined by the Ministry of Finance.

VAT Refund: VAT collected on the building & construction expenses made within the frame of strategic investments with a fixed investment amount of TL500 million will be rebated.

Social security contributions are payable by employees at a rate of 14% and by employers at a rate of 20.5% of gross wages. For employees whose gross earnings are below the base or above ceiling earnings, which are determined at least twice a year, these contribution rates are applied to base or ceiling amounts respectively. According to the Social Security Law amended by Law No. 5198, the base wage for Social Security contributions has been equalized to the minimum wage since July 1, 2004. Social security contributions were paid into funds that were not consolidated under the central government accounts. These funds have been combined under the Social Security Institution by the Social Security Law No. 5502. Within the same income range, there is an additional contribution to the unemployment fund of 1% by the employee and 2% by the employer.

According to Article 28 of Law No.5763, as of January 1, 2008, the amount corresponding to 5 points of an employer’s contributions shall be matched by the Treasury. Taking into account the socio-economic development index, an additional 6 points of employer’s contribution has also been provided in the insured employment workplaces which employ 10 or more insured employees in 52 provinces determined by the Council of Ministers. Article 20 of the same law provides that a percentage of social security employers’ contributions of male employees between ages 18-29 and female employees regardless of age that were recruited within 2 years of January 7, 2008 will be paid by the unemployment insurance fund according to the following scale: 100% for the first year of employment, 80% for the second year, 60% for the third year, 40% for the fourth year and 20% for the fifth year.

VALUE ADDED TAX

VAT is a broad based tax on consumer spending and normally has a neutral effect on businesses because the input VAT is deductible from the output VAT. The following transactions performed in Turkey, among others, are subject to VAT:

•	the supply of goods and services in the course of commercial, industrial, agricultural, and professional activities;

•	the importation of all goods and services; and

•	activities described under VAT Law Article 1 as “deliveries and services arising from other activities”.

It is possible to define exemptions under the VAT Law as full and partial exemptions. Full exemptions permit deductions and refund of taxes imposed; while partial exemption do not allow deduction and refund of taxes incurred and based on the scope of work provides for the incurrence of taxes as cost or expense.

The following transactions are fully exempt with the right to deduct input VAT:

•	the exportation of goods;

•	the supply of services abroad;

•	the processing of goods for exports;

•	the supply of ships, aircraft, and rail transportation vehicles, and the supply of services related to the manufacture of such vehicles;

•	the supply of services to ships and aircraft at harbors or airports;

•	the supply of international transport services;

•	the supply of goods and services to persons engaged in the exploration for prospecting activities;

•	the supply of machinery and equipment to persons who are normally subject to tax but who have provided an investment document that the machinery and equipment are part of the investment;

•	international roaming contracts according to the reciprocity principle;

•	the supply of goods and services related to the exploration, operation and refining of gold, silver and platinum;

•	goods and services related to national security;

•	goods and construction works related to the construction, renovation and enlargement of railways connected to seaports, seaports and airports;

•	diplomatic exemptions;

•	the supply of gas oil for trucks and tractor trailers which transport export goods; and

•	any kind of equipment and computer programs designated exclusively for education, employment and to improve the daily life of disabled persons.

The following transactions are exempt from VAT without the right to deduct input VAT or refund VAT: (Partial Exemptions):

•	Exemptions for cultural and educational purposes;

•	Exemptions for social purposes;

•	Exemptions for military purposes; and

•	Other exemptions listed under VAT Law Article 17.

The VAT rates are currently as follows:

Standard Rate: The statutory rate of VAT is 10% for each transaction subject to VAT, however, the standard rate of 18% is applied pursuant to the Cabinet Decree.

Reduced rate: A reduced rate is applied to goods and services listed on Lists (I) and (II) annexed to Cabinet Decree No 2007/13033:

•	1% rate is applied to the goods and services which fall within the scope of List (I);

•	8% rate is applied to the goods and services which fall within the scope of List (II);

•	The goods and services that do not fall within the scope of List (I) or List (II) are subject to standard rate;

•	the reduced rate is 8% for food products (including chocolates and carbonated drinks but excluding alcoholic beverages), cashier machines, cinema, theatre, opera and ballet tickets, private educational services, books and similar publications, certain medical equipment and medical products, medicines, textile and confection products and custom manufacturing of them, stationary materials for students, tourism services, services given by restaurants, bakeries and etc., services given to senior citizens, the handicapped and orphans, agricultural machinery and heavy construction equipment, blood and blood components used to treat humans and animals; and

•	the reduced rate is 1% for particular agricultural products, newspapers and magazines and the rental of ships, aircrafts, and rail transportation vehicles, leasing machinery and devices for production pursuant to an investment incentive certificate.

DEVELOPMENTS IN TAX POLICY

Excise Tax

With a view toward simplifying and harmonizing the indirect tax system with the EU, a unified Excise Tax was enacted in June 2002 to consolidate a range of excise and specific taxes into a single tax charged on a limited range of goods. This tax consolidated a range of selective taxes on energy products, vehicles, alcohol and tobacco products, and a range of luxury consumer goods into a single tax charged on importation and domestic production of selected goods.

The Excise Tax tariff is composed of four lists:

•	List I includes petroleum products, natural gas, lubricating oil, solvents and derivatives of solvents;

•	List II includes registered and non-registered motor vehicles;

•	List III covers alcoholic beverages and tobacco products and cola; and

•	List IV has a range of consumer durables and luxury goods.

The taxpayers for List I, III and IV are producers or importers and sellers through public auction. The taxpayers for vehicles under List II which are subject to entry and registration are the persons who carry out the trade, import to use or sale by auction and the taxpayers for vehicles under List II not subject to entry and registration are their importers, manufacturers and sellers by auction before excise duty is applied.

Excise duty is applied according to the list as ad valorem or specific: Specific Excise tax is applied for energy products in List I as per liters, kilogram or per cubic meter. Ad valorem Excise tax is applied for motor vehicles in List II. Generally, ad valorem excise tax is applied to alcoholic beverages in List III, but it must be higher than minimum specific tax. With the Cabinet Decrees numbered 2009/14882 and 2009/15725, for the harmonization process to EU Acquis, the rate of taxation of alcoholic beverages is decreased to 0% (except beer). So effectively specific excise tax is applied to alcoholic beverages (except beer). Also ad valorem Excise tax is applied to tobacco products in List III but, again, it must be higher than minimum specific tax. Ad valorem tax is applied to goods in List IV.

The Excise Tax is an important tax which comprised approximately 25% of total tax revenues (excluding social security contributions) in 2008 and 2009, 27.2% in 2010, 25.3% in 2011, 25.7% in 2012 and 26.2% in 2013.

Investment Tax Allowance System

The investment tax allowance system was simplified with an automatic uniform rate of 40% without an investment certificate, abolished the allowance for predicted investment, and eliminated the 19.8% withholding tax on the investment tax allowance. For recourses before the introduction of the law, previous provisions apply. However, article 19 of the Personal Income Tax Law regarding investment allowance exception was abolished by Law No. 5479 and the transition period covering 2006, 2007 and 2008 was covered by provisional article 69 of Law No. 5479. Also, the 3 year limitation rule for investment tax allowance was cancelled by the Constitutional Court in 2010. Thus, provided that certain conditions are met, taxpayers can deduct, regardless of any time limitation, the amount of investment allowance exemption which could not be accomplished in 2005. However, the deductable amount may not exceed 25% of the related annual gain amount. On February 9, 2012, the Constitutional Court annulled that restriction on the deductable investment allowance, so corporate taxpayers could deduct the entire amount of investment allowance (including earnings in 2011). It was published in the Official Gazette on July 26, 2013. In addition to this, the taxation of revenues gained from investments in certain sectors and in certain regions with the reduced rates is regulated by Article 32/A which was added to the Corporate Income Tax Law through Article 9 of the Law No. 5838 on February 28, 2009. Government Decrees (No.2009/15199 and No.2012/3305) regarding State Incentives on Investments were also published in the Official Gazette on July 16, 2009 and June 19, 2012, respectively.

Minimum Living Allowance

A tax allowance for wage-earners which was enacted by Repeated Article 121 was abolished by Article 31 of the Law No. 5615. Instead, a minimum living allowance which was enacted by Rearranged Article 32 of the Personal Income Tax Law will be amended and applied to income that is received as of January 1, 2008 by Article 2 of the Law No. 5615. According to the amendment, the annual gross amount of minimum wage which is received from the beginning of the calendar year in which the wage is earned is multiplied with 50% for the taxpayer himself, 10% for his spouse who neither works nor has an income, 7.5% for the each of the first two children and 5% for other children. This final number is multiplied with the rate (15%) applied to the first income bracket of the Personal Income Tax Schedule stated in Article 103 so that the minimum living allowance amount is calculated. One-twelfth of this amount is deducted from the income tax amount calculated for monthly wage income. The minimum living relief is applied to employees in the industry sector. On December 31, 2013, the Minimum Wage Commission Decision eliminated the concept of a different minimum wage based on age. Thus, one minimum wage was introduced.

Individuals whose wages are not taxed in the lump sum method may benefit from the minimum living allowance.

VAT Developments

On May 30, 2007 Government decree (No.2007/12143) reduced VAT collected from hotel, hostels, holiday villages and similar accommodation services and asylums, nursing homes and orphanages to 8% from 18% was published in the Official Gazette (No.26537). On July 19, 2008, a Government decree (No. 2008/13902) regarding the reduction of VAT was published in the Official Gazette (No. 26941). With this decree, rentals of ships, aircrafts and railway vehicles (the supply of these vehicles are exempt from VAT according to the 13th article of VAT law (Law No. 3065) to taxpayers who are partially or fully engaged in renting and operating these vehicles was reduced to 1%.

Article 85 of Law No. 6111 on Restructuring of Certain Receivables and Amendment of Social Security and General Health Insurance Law and Other Certain Laws and Decrees amends Article 17 of the VAT Law, so that delivery of leasing certificates by asset leasing companies will be within the scope of VAT exemption.

Also, transfer of movable, immovable and intangible assets by sourcing companies to leasing companies and in the final return of these assets by leasing companies to sourcing companies will fall within the scope of VAT exemptions.

With a new provisional article added to the VAT Law by Law No. 6322, effective until December 21, 2023, any excess of VAT that cannot be deducted during the year and is incurred due to construction expenses relating to strategic investments in which a minimum fixed investment of TL500 Million is made upon receipt of investment incentive certificates will be refunded within the succeeding year to the applicable taxpayer.

Income Tax Developments

Personal Income Tax

On June 26, 2006, a new law (Law No. 5527) was approved by the Assembly and published in the Official Gazette on July 7, 2006 (No. 26221) and such law reduced the withholding tax on earnings derived from financial instruments by non-residents to zero and provided that non-residents are not responsible for any declaration. The withholding tax for domestic investors was reduced to 10% from 15% for earnings derived from domestic government debt securities, and private sector debt securities and for capital gains derived from the purchase and sale of equities. The withholding rate for income derived from sale of shares by domestic investors was reduced to 0% (as of November 14, 2008) by the Council of Minister’s Decree No. 2008/14272 dated November 13, 2008.

However, on August 2, 2006, it was announced that CHP had applied to the Constitutional Court for the cancellation of the withholding tax implementation introduced by Law No. 5527. On October 15, 2009, the Constitutional Court cancelled the withholding tax implementation and the decision was published in the Official Gazette on January 8, 2010. On July 27, 2010, the Assembly approved Law No. 6009 which reduced the withholding tax rate to 0% for corporations.

With the amendment of Article 75 of the Personal Income Tax Law by Article 80 of Law No. 6111 the income derived from leasing certificates issued by leasing companies will be considered capital gains. Therefore, income derived from leasing certificates issued abroad will be considered within the scope of withholding according to article 94 of the Personal Income Tax Law. Provisions of Temporary article 67 of the Personal Income Tax Law will be applicable to income derived from leasing certificates issued in Turkey as for the taxation of sales and incomes derived from holding period of securities and other capital market instruments.

With the new article added to the Personal Income Tax Law by Law No. 6322, for investments in certain provinces determined by the Council of Ministers, during the period of the effective date of this article and December 31, 2023, for the incentive certificates to be issued by the Ministry of Economy and income tax calculated for the portion of actively recruited employees’ wages corresponding to minimum wage tax will not be paid for ten years starting from the date when such investment partially or wholly begins to operate.

With the new provisional article added to the Personal Income Tax Law by Law No. 6327, until December 31, 2017, natural persons who are investors (provided that hold participation shares of joint-stock companies for at least two years) will be able to deduct from their income tax base up to 75% of the capital they invest.

For natural persons who hold participations in corporations whose projects have been supported within the last five years within the scope of programs determined by Ministry of Science, Industry and Technology, Scientific and Technological Research Council of Turkey, Small and Medium Enterprises Development Organization, the above mentioned deduction rate is set as 100%.

Corporate Income Tax

On June 13, 2006, the Assembly approved the new Corporate Tax Law (Law No. 5520). In accordance with the Law No. 5520, the corporate income tax rate was reduced to 20% from 30% effective from January 1, 2006. Law No. 5520 was published in the Official Gazette on June 21, 2006 (No. 26205).

Article 5 of the Corporate Income Tax Law has been amended by Article 90 of Law No. 6111, so that the exemption rate of 75% which is applicable for the income derived from the sale of immovable property which is kept in the enterprise at least for two full years will be 100% for the income derived from the turnover of assets by sourcing companies to leasing companies and from the turnover of these assets by leasing companies back to the sourcing companies. The condition that the immovable property must be kept in the enterprise at least for two full years is not applicable.

With the amendment of Article 15 of the Corporate Tax Law, income derived from leasing certificates issued by asset leasing companies and their compulsory payment by the intermediary company will be considered within the scope of withholding

Amendment of Article 32/A of the Corporate Income Tax Law by Law No. 6322, the Council of Ministers is authorized, as a deduction from the investment contribution amount (which will be calculated from the start of the investment) to apply the reduced corporate income tax rate to an investor’s revenue from other activities within the investment period, provided that such deduction will not exceed 50% of the total investment contribution amount and the amount of investment expense;

Declaration is not required for gains from foreign funds, if portfolio management companies that have a portfolio management license issued by the Capital Markets Boards are not such funds’ permanent representative, permanent establishment or legal head office, if certain conditions are met.

New Incentive System in Corporate Income Tax Law

According to Article 32/A annexed to Corporate Income Tax Law No. 5520 pursuant to Law No. 5838, earnings which are stipulated in the Corporate Income Tax Law and are derived from investments made under the coverage of an incentive certificate issued by the Ministry of Economy shall be subject to reduced corporate income tax rates until such earnings reach the investment contribution rate beginning from the accounting period in which the investment begins to operate fully or partially, except for institutions operating in finance and insurance sectors, business partnerships, contracting businesses as well as the investments made under the Law No. 4283 and the Law No. 3996, dated August 5, 1994, and the investments made upon copyrights. Law No. 6322 provides for a reduced corporate tax rate for investments in the incentive system

Reduced income or corporate tax rates will be imposed on the investor’s income under the incentive scheme according to the characteristic of the investment until the amount calculated on the basis of government’s contribution rate, determined by the same scheme and corresponding to a certain percentage of the fixed investment amount, is reached. The contribution rate to investment refers to the rate of the fixed investment subject to tax deduction, whereas tax deduction refers to the rate of income or corporate tax to be reduced until the contribution rate is reached.

Other Taxes

With an amendment to the Stamp Duty Law, the turnover of assets (movable, immovable and intangible) to leasing companies or sourcing companies, the establishment of mortgages in connection with these turnovers, leasing certificates and documents prepared in connection with the leasing of these assets by leasing companies will be exempt from stamp tax.

Article 84 of the Law No. 6111 amended Article 123 of the Fee Law so that the turnover of assets to a leasing companies or sourcing company, and the establishment of mortgages in connection with these turnovers are exempt from fees.

A new article added to the Tax Procedural Law by Law No. 6322, permits venture capital funds founded in Turkey under the supervision of the CMB to set aside from relevant corporate earnings up to the lesser of 10% of declared income or 20% of shareholder’s equity, for the purpose of adding capital to venture capital trusts and funds or purchasing shares from these funds and trusts.

TAX REVENUES

The following table sets forth tax revenues for the years indicated:

Table 41

(in millions of TL)	2009	2010	2011	2012***	2013
Total Tax Revenues	172,440	210,560	253,809	278,781	326,125
Personal Income Tax	38,446	40,392	48,807	56,494	63,760
Corporate Income Tax	18,023	20,925	26,993	29,017	28,988
Motor Vehicle Tax	4,496	5,033	6,004	6,716	7,353
Domestic Value Added Tax (VAT)	20,853	26,325	29,956	31,572	37,995
Excise Tax	43,620	57,285	64,189	71,706	85,461
Petroleum Consumption Tax (Within Excise Tax)	25,525	31,697	33,573	35,935	45,158

Banking and Insurance Transaction Tax	4,003	3,571	4,288	5,471	6,160
Stamp Duty	4,169	5,083	6,464	7,360	9,416
Fees	4,755	7,034	8,344	9,675	12,906
Special Communication Tax	4,265	4,121	4,419	4,473	4,545
VAT on Imports	26,134	36,208	48,685	50,000	62,726
Other Tax Revenues	3,676	4,583	5,659	6,297	6,814

Source: Ministry of Finance General Directorate of Public Accounts, UT

The following table sets forth the components of tax revenues as a percentage of GDP for the years indicated:

Table 42

	2009	2010	2011	2012***	2013
Total Tax Revenues	18.10	19.16	19.56	19.68	20.89
Personal Income Tax	4.04	3.68	3.76	3.99	4.08
Corporate Income Tax	1.89	1.90	2.08	2.05	1.86
Motor Vehicle Tax	0.47	0.46	0.46	0.47	0.47
Domestic Value Added Tax (VAT)	2.19	2.40	2.31	2.23	2.43
Excise Tax	4.58	5.21	4.95	5.06	5.47
Petroleum Consumption Tax (Within Excise Tax)	2.68	2.88	2.59	2.54	2.89
Banking and Insurance Transaction Tax	0.42	0.32	0.33	0.39	0.39
Stamp Duty	0.44	0.46	0.50	0.52	0.60
Fees	0.50	0.64	0.64	0.68	0.83
Special Communication Tax	0.45	0.38	0.34	0.32	0.29
VAT on Imports	2.74	3.28	3.75	3.53	4.02
Other Tax Revenues	0.39	0.41	0.44	0.44	0.44

Sources: Ministry of Finance General Directorate of Public Accounts, UT

***	Some figures of 2012 were revised according to the 2012 Final Account data.

STATE OWNED ENTERPRISES (SOEs)

SOEs (companies that are subject to Decree Law 233 and in which 100% of shares are owned by the Treasury) continue to play an important role in the Turkish economy. As of December 31, 2013 there were 21 SOEs in the Treasury’s portfolio (including three affiliates of Turkish State Railways (TCDD)). Besides the Treasury’s portfolio, there are public undertakings in the Privatization Administration’s portfolio. There are also majority state owned banks: T.C. Ziraat Bank, T. Halk Bank, Kalkinma Bank and Eximbank. A publicly owned satellite company - TURKSAT A.S. and postal company – PTT A.S. together with those banks have their own legislation. In addition, there are various publicly majority-owned companies which are the subsidiaries of the government agencies, municipalities and foundations controlled by the government.

Major non-financial companies in the Treasury’s and Privatization Administration’s portfolios are MKE (Mechanical and Chemical Industry Corporation); TMO (Turkish Grain Board), EUAS ( Electricity Generation Corporation), TEDAS (Turkish Electricity Distribution Corporation), TETAS (Turkish Electricity Trading and Contracting Company), TEIAS (Turkish Electricity Transmission Company), BOTAS (Petroleum Pipeline Corporation), TCDD (Turkish State Railways), TKI (Turkish Coal Enterprise), TTK (Turkish Hard Coal Company), Eti Maden (ETI Mine Works), TPAO (Turkish Petroleum Corporation), CAYKUR (Tea Company) and TSFAS (Turkish Sugar Factories Inc.). Supervision, regulation and audit of the aforementioned companies mentioned is carried out by several government agencies; including the Undersecretariat of Treasury, the Ministry of Development, the Prime Ministry, the Turkish Court of Accounts and Line Ministries and the Privatization Administration.

The state-owned banks; Ziraat Bank and Halk Bank are considered public joint-stock companies, subject to banking and commercial laws only. Ziraat Bank and Halk Bank are among the largest commercial banks of all the banks, holding 24.7% of total savings deposits as of December 31, 2013.

In accordance with the provisions of the Council of Ministers’ Decision No. 2010/964, which modified Banking Law No. 4603, the privatization deadline of the state-owned banks, which was previously November 2010, was postponed to November 25, 2015. Treasury shares at Halk Bank were taken into the privatization portfolio and program in accordance with High Privatization Council Decree No.2007/8. An initial public offering was held for 24.98% of the Bank’s shares and the shares started trading on the Borsa Istanbul on May 10, 2007.

In 2012, Halk Bank’s shares were offered to the public for the second time and Halk Bank’s free float rose to 48.9%.

In addition to receiving funding directly from the Government budget, SOEs are also allowed to borrow from domestic commercial banks and foreign banks.

The borrowing requirements of SOEs in the Treasury’s portfolio and of non-financial companies in the Privatization Administration’s portfolio increased from approximately TL 739 million in 2012 to TL4,498 million in 2013.

The following table summarizes information related to the financing requirements of the above mentioned SOE System for the years indicated:

Financing Requirements of SOE System

Table 43

Thousands of TL	2009	2010	2011	2012	2013*
Total financing requirement:	-7,945,101	-4,977,832	-8,524,490	-9,946,091	-5,836,053
Increase (reduction) from internally generated funds	6,372,340	5,881,526	3,403,913	4,008,888	-346,965
Net financing requirement from outside sources	-1,572,762	903,694	-5,120,577	-5,937,203	-6,183,018
Transfers from consolidated budget	5,446,406	6,137,769	7,930,969	6,676,518	10,681,031
Borrowing requirement	3,873,644	7,041,462	2,810,392	739,315	4,498,013
Deferred payments	1,897,716	-66,498	-34,615,375	5,564,712	-16,954,081
Advance payments	-1,265,435	-3,639,817	31,922,824	-6,404,801	8,822,183
Cash financing requirement	4,505,926	3,335,147	117,841	-100,775	-3,633,885
Change in cash	-113,152	-1,565,470	574,232	-481,964	363,267
Securities and deposits	-939,007	276,602	-746,396	461,594	61,874
Domestic bank borrowing, net	-2,249,197	-559,975	499,777	104,352	320,265
Foreign borrowing, net	-1,204,569	-1,486,303	-445,454	16,793	2,888,480
Government bonds	0	0	0	0	0

*	Provisional

Source: UT.

In 2013, SOE System reported a profit of TL 3,392 million.

SOE System investments accounted for 12.4% of total public sector fixed investments in 2009, 13.3% in 2010, 12.8% in 2011, 11.8% in 2012 and 11.3% in 201310. Budgetary transfers to SOE System accounted for approximately, 2.03%, 2.09%, 2.52% ,1.84% and 2.62% of central management budget expenditures in 2009, 2010, 2011, 2012 and 201311 respectively.

The following table summarizes the profits and losses of SOE System for the years indicated:

Profits and Losses of SOE System

Table 44

Thousands of TL	2009	2010	2011	2012	2013*
Total Revenues	95,071,928	100,556,831	115,306,580	128,662,018	118,653,581
Total Expenditures	88,757,805	93,745,958	112,711,349	124,318,350	115,261,670
Profit (loss)	6,314,123	6,810,873	2,595,231	4,343,668	3,391,912

*	Provisional

Source: UT.

Electricity Sector

Restructuring process for electricity markets in Turkey has been in progress since early 2000s. TEIAS, EUAS and TETAS: Significant steps were taken towards a fundamental restructuring of SOEs in the electricity sector after the Electricity Market Law (Law No. 4628), came into effect in March 2001. The ultimate goal is to develop a transparent, competitive and liberalized electricity market, to achieve stability of supply, and to ensure environmentally friendly electricity at a low cost and of good quality.

Turkish Electricity Generation and Transmission Company (TEAŞ) was divided into three separate entities as Electricity Generation Company (EUAS), Turkish Electricity Transmission Company (TEIAS) and Turkish Electricity Trading And Contracting Company (TETAS). These companies are responsible for the generation of electricity at power plants, transmission of electricity and trading of electricity, respectively.

With the completion of restructuring process, the distribution regions were divided into 21 regions. Distribution of the electricity to the final consumer is being carried out by these 21 distribution companies, all of which were privatized as of 2013.

While the Government keeps the ownership of electricity transmission, it regulates the sector through the Energy Market Regulatory Authority (EMRA). Standard regulatory functions include licensing, tariff setting, market monitoring, and dispute settlement.

As of 2013, EUAS has 17 thermal and 69 hydroelectric power plants and it has an installed capacity of 23,782 MW in total. 10,864 MW of this capacity is from thermal power plants and 12,918 MW is from hydroelectric power plants. The share of EUAS as the installed capacity is 37.2% in the sector.

TEIAS operates high voltage transmission systems in Turkey and has a monopoly in this sector.

TETAS is primarily responsible for:

•	purchasing electricity from privately owned Build-Operate (BO), Build-Operate-Transfer (BOT) and Transfer of Operating Rights (TOOR) power plants and EUAS hydro power plants;

•	selling the purchased electricity to electricity distribution companies and eligible companies; and

•	exporting and importing electricity.

[1][0]	Provisional (Source: Ministry of Development)
[11]	Source: UT

The New Electricity Market Law (EML) (Law No:6446) was enacted on March 2013. Former Electricity Market Law No. 4628 was partially amended by the new law and its title was changed as “Law on the Organization and Duties of the Energy Market Regulatory Authority”.

The New EML includes some important changes such as amendments to license types, framing provisions for each type of market activity, specific provisions for certain license types (i.e., generation, distribution), and a preliminary licensing mechanism. It also establishes a new company, the Energy Market Operation Joint Stock Company (EPIAS) which will be an independent private company authorized for the market operation activity.

In order to announce the government’s intent to privatize the state-owned electricity utilities and liberalize the electricity market, the “Electricity Sector Reform and Privatization Strategy Paper” was issued on March 17, 2004 and was revised in 2009 in the light of the recent developments in the electricity market. This Strategy Paper defines the implementation procedures and principles for the electricity sector liberalization and privatization program. The 2009 amendment includes various mechanisms regarding supply security and involves the energy mix targets for 2020.

Within the scope of privatization program in the electricity sector, as of 2013, all of the distribution companies have been privatized, privatization processes of Hamitabat Natural Gas Combined Cycle Power Plant, Seyitömer Thermal Power Plant and Kangal Power Plant which have a total 2,213 MW installed capacity were completed, and the privatization process for Yeniköy, Yatağan, Kemerköy and Çatalağzı Thermal Power Plants which have a total 2,276 MW installed capacity began.

Based on a High Planning Council Decision (14/02/2008 Nr. 2008/T-5), a Cost Based Price Adjustment Mechanism (CPM) was adopted as of July 1, 2008. According to the CPM, tariffs of companies are revised based on changes in their electricity production and/or purchase costs. CPM has both backward and forward cost linkages. Accordingly, the revised tariffs will allow companies to realize annual financial targets in order to finance their planned investments and other expenses.

An agreement relating to a nuclear energy operator facility in Akkuyu Field was signed between the Turkish and Russian Governments in May of 2010. The Akkuyu Nuclear Power Plant is planned to have an installed capacity of 4,800 MW. A second nuclear power plant in Sinop is planned to be build in collaboration with Turkey and Japan. The Agreement on Cooperation in the improvement of Nuclear Power Plants and Nuclear Power Industry in Turkey was signed between the Governments of Japan and Turkey in May of 2013. The Sinop Nuclear Power Plant would have an installed capacity of 4,480 MW.

Gas Sector

BOTAS: The sector is dominated by the government-owned Petroleum Pipeline Corporation (BOTAS), which is one of the most prominent SOEs in the energy sector and owned pipeline infrastructure for oil and gas transmission, LNG terminals, and gas distribution facilities.

According to Law No. 4646, BOTAS’s vertical integrated body was aimed to be separated in 2009 and a separation of accounts of BOTAS relating to transmission, storage, sales and import activities was completed.

Based on Law No. 4646 which aims to reduce the market share of BOTAS to 20%, BOTAS transferred 4 bcm/year of its import contract in 1998 with Gazexport to four private companies. BOTAS decided not to renew gas contracts of 6 billion cubic meters (bcm) which ended in 2011 due to pricing disagreement. Shell, Bosphorus, Enerco and Avrasya Gaz started import and wholesale activities in addition to BOTAS.

In addition, some amendments were made to Law No. 4646 with the Law Amending Electricity Market Law and Some Other Laws No. 5784 published in the Official Gazette June 26, 2008. With this law, BOTAS and other market participants were allowed to import liquefied natural gas.

Mining Sector

Eti Mine: Eti Mine, with U.S.$799 million export revenue in 2013, is an important SOE in the mining sector. The company’s operations include mining, processing and marketing of Turkey’s boron resources. Presently, Eti Mine has 73.5% of the world boron reserves, and meets approximately 47% of the world boron demand.

TKI: Turkish Coal Enterprise (TKI) holds 15% of the Turkish lignite reserves (as of 2013) and sells its products mainly to thermal power plants, representing 14.4% of electricity production. Lignite is used for heating and various industrial sectors are the other customers of TKI. Also, TKI distributes lignite to low-income families and receives duty-loss payments from the Treasury for this distribution.

TTK: Turkish Hard Coal Company (TTK) is an SOE that produces hard coal in the Zonguldak basin of Turkey. The company primarily sells its product to the energy sector. The iron and steel industry is the second important consumer for hard coal. TTK has been receiving capital transfers from the Treasury, and receives duty-loss payments for coal distribution to low-income families.

Petroleum Sector

TPAO: Turkish Petroleum Corporation (TPAO), formerly an integrated company engaged in all the activity fields of the oil industry including exploration, production, refinery, marketing and transportation, is currently only involved in the exploration, drilling and production sector in the domestic market. TPAO is responsible for approximately 75% of the Turkey’s crude oil production and 55% of Turkey’s natural gas production.

In addition, Turkish Petroleum Law No. 6491 which aims to provide more competitive, transparent, reliable and stable conditions for domestic and foreign investors for upstream activities, entered into effect in June 2013.

Agriculture Sector

TMO: Turkish Grain Board (TMO), which is associated with the Ministry of Food, Agriculture and Livestock, is an intervention agency which regulates the grain market when necessary. TMO has nearly 4 million tons of storage capacity and has purchased offices throughout Turkey, as well as licensed warehouses for grain and hazelnut since 2011. TMO purchased 3.4 million tons of cereal in 2013. Also, TMO purchased hazelnuts between 2006 and 2008. By the end of 2013, about 95% of the hazelnut stock had been sold and/or used.

tta Gayrimenkul A.S. (formerly TEKEL): Following the completion of the privatization process of its main operations, The General Directorate of Tobacco, Tobacco Products, Salt and Alcohol Enterprises (TEKEL) was renamed and reorganized as “tta Gayrimenkul A.S.”. Currently, its main operation is real estate management (its own as well as the ones in the privatization process), i.e. selling and parcellation, and it has very limited remaining operations related to agriculture, such as the storage of tobacco, previously purchased on behalf of the government, most of which have already been sold. By the end of 2014, it is expected that it will have no remaining operations in tobacco business.

TSFAS: Turkish Sugar Factories Inc. (TSFAS) was established to produce and sell a variety of sugars. The company carries out sugar production in 33 factories, 25 of those factories produce sugar and 8 of them process by-products or factory equipments. TSFAS was taken into the privatization program on August 12, 2008. In accordance with High Privatization Council Decree No.2011/67, the privatization process of TSFAS is planned to be concluded by the end of 2014.

CAYKUR: The fundamental purpose of the Tea Enterprise (CAYKUR) is to improve the tea agriculture and the quality of tea leaf and to produce and sell tea. CAYKUR operates 46 factories and has a 55% market share in tea sales.

Railways

TCDD: TCDD (Turkish State Railways) provides passenger and freight transport services as the only railway transportation company in Turkey. High speed trains (HST) have been in operation on Ankara-Eskisehir line (245 km) since 2009. Ankara-Konya HST line (212 km) has gone into operation since 2011. HST operations started between Konya and Eskişehir (360 km) in 2013. Ankara-Istanbul HST line (533 km) (with an estimated 17 million passengers per year)t is planned to start operating at end of July 2014. Some implementations such as tenders or construction processes have begun on Ankara-Izmir (624 km) and Ankara-Sivas (405 km) HST lines which are planned to be in service in coming years.

Law no: 6461 concerning the “Liberalization of the Turkish Railway Transport” entered into force on May 1, 2013. TCDD is being restructured as the railway infrastructure operator. For the purpose of freight and passengers transport, TCDD Transport Inc. will be established as TCDD’s Affiliate Company. Law no: 6461 also provides for partnership with private companies in the railway sector.

As of the end of 2013, TCDD owns 12,097 km of track, 888 km of which is a high speed train track, 590 locomotives, 113 EMUs, 77 DMUs, 12 high speed EMUs, 933 passenger cars and 18,607 wagons. TCDD has approximately 29,487 employees (including its affiliates).

PRIVATIZATION IMPLEMENTATIONS

Turkey aims to further enhance its functioning market economy through ensuring openness and competitiveness; upgrading productivity; strengthening the investment climate to attract more Foreign Direct Investment, encouraging private initiative/entrepreneurial skills and as a result promoting employment.

In furtherance of these goals, major legislative changes have taken place in Turkey in recent years such as:

•	Electricity Market Law,

•	Natural Gas Market Law,

•	Telecommunications Law,

•	Sugar Law,

•	Tobacco Law,

•	Banking Law,

•	Petroleum Market Law,

•	Foreign Direct Investment Law,

•	Company Law,

•	Law concerning the elimination of FDI restrictions in some sectors,

•	Law regarding several amendments which is aimed at accelerating privatization, and

•	Provisions authorizing real estate purchases by foreigners.

As a result, unprecedented privatization continues and a noticeable increase in foreign investor interest has occurred. Overall privatization proceeds realized by the Turkish Privatization Administration (PA) have reached U.S.$58.6 billion (on a commitment basis) as of December 31, 2013, of which U.S.$41 billion in revenue has been generated from the privatization of blue chip companies including Türk Telekom, Tüpraş, Erdemir, Halkbank, Petkim, and other power generation and distribution companies.

Cash transfers to the Treasury from the Privatization Administration (including transfers from privatized companies) were U.S.$1.15 billion, U.S$1.71 billion, U.S.$1.3 billion, U.S.$0.8 and U.S.$ 4.5 billion for the years 2009, 2010, 2011, 2012 and 2013 respectively. The total amount realized since 1995 is approximately U.S.$36.5 billion.

From the period January 1, 2009 through December 31, 2013, the privatization implementations of Turkey have resulted in a net worth of approximately U.S.$22.2 billion (privatization implementations completed by PA). The following indicates a summary of the most significant privatization implementations completed between January 1, 2009 and December 31, 2013.

Name of the Company	Field of Operation	Date of Privatization	Amount (U.S.$ millions)
Baskent Electricity Dist. (Concession)	Electricity Dist.	1/28/2009	1,225
Sakarya Electr. Dist. (Concession)	Electricity Dist.	2/11/2009	600
Meram Elect. Dist. (Concession)	Electricity Dist.	10/30/2009	440
Samsun Port of Turkish Railways	Port Operation	3/31/2010	125.2
Bandırma Port of Turkish Railways	Port Operation	5/20/2010	175.5
Osmangazi Electr. Dist. (Concession)	Electricity Dist.	5/31/2010	485
Çamlıbel Elect. Dist. (Concession)	Electricity Dist.	8/31/2010	258.5
Uludağ Electr. Dist(Concession)	Electricity Dist.	8/31/2010	940
Çoruh Electr. Dist. (Concession)	Electricity Dist	9/30/2010	227

Yeşilırmak Electr. Dist. (Concession)	Electricity Dist	12/29/2010	441.5
Fırat Electr. Dist. (Concession)	Electricity Dist	12/31/2010	230.2
Trakya Electr. Dist. (Concession)	Electricity Dist	12/30/2011	575
Iskenderun Sea Port of Turkish State Railways	Port Operation	12/30/2011	372
PETKİM (11% of minority shares sold to the parent company)	Petrochemical	6/22/2012	168.5
Halkbank (Secondary Offering of 23.92%)	Banking	11/16/2012	2,519.6
Various real estate interests of the Government during 2012	Real estate	Year round	315
Başkent Doğalgaz Distr.	Natural gas dist. of Ankara	5/31/2013	1,162
Hamitabat (natural gas fired power generation plant)	Power Generation	8/1/2013	105
Akdeniz Elect. Dist. (Concession)	Electricity Distr.	5/28/2013	546
Boğaziçi Elect. Distr. (Concession)	Electricity Distr.	5/28/2013	1,960
Gediz Elect. Distr. (Concession)	Electricity Distr.	5/29/2013	1,231
Seyitömer Coal fired power gen.	Power Generation	6/17/2013	2,248
Aras Elect. Dist. (Concession)	Electricity Distr.	6/28/2013	128.5
Dicle Elect. Dist. (Concession)	Electricity Distr.	6/28/2013	387
Vangölü Elect. Distr. (Concession)	Electricity Distr.	7/26/2013	118
İstanbul Anatolian Side Elect. Distr. (Concession)	Electricity Distr.	7/31/2013	1,227
Kangal Coal fired power gen.	Power Generation	8/14/2013	985
Toroslar Elect. Dist. (Concession)	Electricity Distr.	9/30/2013	1,725
Various river run power gen. during 2013	River run power generation	Year Round	195
Various real estate interests of the Gov’t during 2013	Real Estate	Year Round	407

Note: Only privatizations worth U.S.$100 million or more are listed above.

The Government’s plans for privatization include, among others, the remaining shares of Türk Telekom A.Ş. (Türk Telekom), Türk Hava Yolları A.O. (Turkish Airlines), sugar factories, electricity generators/distributors, bridges and ports, toll roads, Halkbank, Ziraat Bank and the national lottery.

a) Privatization implementations by PA

Graphic: Privatization Implementations by years

Table 45

Source: Privatization Administration

b)	Privatizations realized by other institutions

Name of the Company	Field of Operation	Year	Amount (U.S.$ billion)
Vakifbank	2005	Banking (21.9% IPO)	1.3
İstanbul Atatürk A’Port	2005	Airport Operation (BOT/TOR)	3
İstanbul S.Gökçen Int’l A’Port	2007	Airport Operation (BOT/TOR)	3.1
Antalya Int’l A’port	2007	Airport Operation (BOT/TOR)	3.2
İstanbul Ferry&Seabus Inc.	2011	Vehicle and Passenger Transport by Sea	0.9
İzmir A. Menderes Int’l A’Port	2012	Airport Operation (BOT/TOR)	0.8
Total			12.3

Ongoing privatization implementations

The privatization program in various sectors is indicated as follows:

ENERGY SECTOR

With the aim of providing a framework for the privatization of the energy sector, the Electricity Energy Sector Reform and Privatization Strategy Paper was prepared by the State Planning Organization, Treasury, Energy Market Regulatory Authority and Privatization Administration under the coordination of the Ministry of Energy and Natural Resources. The Strategy Paper was approved by High Planning Council’s Decision dated March 17, 2004.

TEDAŞ, a state-owned electricity distribution company in Turkey was included in the privatization program by the Privatization High Council’s Decision, dated April 2, 2004. In accordance with the regional groupings set forth by the Strategy Paper, TEDAS currently provides electricity distribution and retail services through 19 recently formed regional companies (excluding Menderes EDAŞ which was transferred to Aydem A.Ş. by the Ministry of Energy).

Privatization transactions of regional distribution companies were completed by giving concession rights to the new operators in the designated regions as follows::

A) Completed Transactions

Başkent Elektrik: Hacı Ömer Sabancı A.Ş-Österreiche Elektriziatscwirtschafts AG-Enerjisa Üretim A.Ş JV was the highest bidder in the tender with a bid of U.S.$1,225 million. The transfer to the new operator was finalized on January 28, 2009.(Currently EON-EnerjiSA partnership)

Sakarya Elektrik: AKCEZ (Ak Enerji-Chez JV) was the highest bidder in the tender with a bid of U.S.$600 million. The transfer to the new owner was finalized on February 11, 2009.

Meram Elektrik: ALCEN Enerji Dagitim ve Perakende Satis Hizmetleri A.S. was the highest bidder with a bid of U.S.$440 million. The transfer to the new investor was finalized on October 30, 2009.

Osmangazi Elektrik Dağıtım A.Ş : Dedeli Yatırım İnşaat Teknik Elektrik Dağıtım A.Ş (Eti Gümüş Group) was the highest bidder with a bid of U.S.$485 million. The contract between the Turkish Privatization Administration and the new investor was signed on May 31, 2010 and the shares were transferred on June 2, 2010.

Çoruh Elektrik Dağıtım A.Ş operates in the provinces of Artvin, Giresun, Gümüşhane, Rize, and Trabzon. The highest bidder was Aksa Elektrik A.Ş with a bid of U.S.$227 million. The contract between Turkish Privatization Administration and the new investor was signed on September 30, 2010.

Yeşilırmak Elektrik Dağıtım A.Ş operates in the provinces of Samsun, Amasya, Çorum, Ordu, and Sinop. The highest bidder was Çalık Enerji with a bid of U.S.$441.5 million. The contract was signed with the new investor on December 29, 2010

Fırat Elektrik Dağıtım A.Ş operates in the provinces of Malatya, Elazığ, Bingöl and Tunceli. The highest bidder was Aksa Elektrik with a bid of U.S.$230.3 million. The contract was signed with the new investor on December 31, 2010

Çamlıbel Elektrik Dağıtım A.Ş operates in the provinces of Sivas, Tokat and Yozgat. The highest bidder was Kolin İnşaat Sanayi ve Ticaret A.Ş with a bid of U.S.$258.5 million. The contract was signed with the new investor on August 31, 2010

Uludağ Elektrik Dağıtım A.Ş operates in the provinces of Bursa, Balıkesir, Çanakkale and Yalova. The highest bidder was Limak İnşaat Sanayi ve Ticaret A.Ş with a bid of U.S.$940 million. The contract was signed with the new investor on August 31, 2010

Trakya Elektrik Dağıtım A.Ş operates in the provinces of Edirne, Kırklareli and Tekirdağ. The highest bidder was Elektrik Perakende Satış A.Ş. with a bid of U.S.$622 million. The contract was signed with the new investor on December 30,2011

Aras Elektrik operates in the provinces of Erzincan, Bayburt, Erzurum, Kars, Ardahan, Ağrı and Igdır. KİLER A.Ş was the highest bidder with a bid of U.S.$128 million. The contract was signed with the new investor on June 28, 2013.

Dicle Elektrik Dağıtım A.Ş operates in the provinces of Diyarbakır, Şanlıurfa, Mardin, Batman, Siirt and Şırnak. After a retendering process during 2012, the highest bidder was İşkaya-Doğu JV. The contract amount is U.S.$387 million and was signed on June 28, 2013.

Vangölü Elektrik Dağıtım A.Ş operates in the provinces of Bitlis, Hakkari, Muş and Van. After a retendering process during 2012, the highest bidder was Türkerler Construction Company with a bid of U.S.$118 million and the contract was signed on July 26, 2013

AYEDAS Istanbul Anatolian Side Distribution Co. operates in the Anatolian side of Istanbul.

After a retendering process during 2012, the highest bidder was EnerjiSA. The contract amount was U.S.$1.227 billion and was signed on July 31, 2013.

Toroslar Electricity Distribution Co. operates in the provinces of Adana, Gaziantep, Hatay, Mersin, Kilis and Osmaniye. After a retendering process during 2012, the final tender was concluded on March 15, 2013. The highest bidder was EnerjiSA and the contract amount is U.S.$1.725 billion. The contract was signed on September 30, 2013.

Boğaziçi Electricity Distribution Co. operates in the European side of Istanbul. After a retendering process during 2012, the highest bidder was Limak-Kolin-Cengiz with a bid of U.S.$ 1.960 billion and the contract was signed on May 28, 2013.

Gediz Electricity Distribution Co. operates in the provinces of İzmir and Manisa (Aegean Region). After a retendering process during 2012, the highest bidder was Elsan, Tümaş, Karaçay with a bid of U.S.$1.231 billion and the contract was signed on May 29, 2013.

Akdeniz Electricity Co. operates in the provinces of Antalya, Burdur and Isparta (West Med. Region). After a retendering process during 2012, the highest bidder was Limak-Kolin-Cengiz with a bid of U.S.$546 million and the contract was signed on May 28, 2013.

B) Electric Power Generation

i) Run of the River hydroelectric plants :

The tender for the privatization of 9 generation plants of Ankara Doğal Elektrik Üretim ve Ticaret A.Ş with a capacity of 140 MW was finalized for U.S.$510 million and the power generation plants were transferred to Zorlu Enerji Elektrik Üretim. A.Ş, on September 1, 2008.

50 small and medium size run-of-the river power generation plants with a total installed capacity of 140 MW were tendered under 18 portfolios in 2010. 10 portfolios were privatized through the transfer of operating rights for U.S.$240 million in 2010. The tenders of the remaining 8 portfolios were cancelled.

17 small run of the river power plants with a total installed capacity of 64 MW were tendered under 10 portfolios. Offers were received on October 5, 2012. Final negotiations of these tenders were completed on October 19, 2012. All of the portfolios have been privatized for U.S.$194 million.

ii) Coal fired Power Generation Plants:

•	Seyitömer

The tender announcement was made on November 6, 2012. Final negotiations were completed on December 28, 2012. The highest bidder was Çelikler Holding with a bid of U.S.$2.248 billion and the transfer was made on June 17, 2013.

•	Kangal

The tender announcement was made on November 6, 2012. Final negotiations were completed on February 8, 2013. The highest bidder was Konya Şeker Sanayi ve Ticaret A.Ş - Siyahkalem Mühendislik İnşaat ve Sanayii Ltd JV with a bid of U.S.$958 million. The transfer occurred on August 14, 2013

•	Kemerköy, Yeniköy and Port of Kemerköy

Tender announcements were made in the second half of 2013 and expired at the beginning of 2014. The final negotiations occurred on April 18, 2014. The highest bidding amount was U.S.$2.671 billion. Legal approval procedures are ongoing and, therefore, the transfer of shares has not yet occurred.

•	Çatalağzı

Tender announcements were made in the second half of 2013 and expired at the beginning of 2014. The final negotiations occurred on April 29, 2014. The highest bidding amount was U.S.$351 million. Legal approval procedures are ongoing and, therefore, the transfer of shares has not yet occurred.

•	Yatağan

Tender announcements were made in the second half of 2013 and expired at the beginning of 2014. The final negotiations occurred on June 12, 2014. The highest bidding amount was U.S.$1.091 billion. Legal approval procedures are ongoing and, therefore, the transfer of shares has not yet occurred.

iii) Natural gas fired Power Generation Plant

•	Hamitabat

The tender announcement was made on August 10, 2012. Final negotiations were completed on March 6, 2013. The highest bidder was Limak Holding A.Ş with a bid of U.S.$105 million. The transfer occurred on August 1, 2013.

iv) Thermal Power Plant

On November 23, 2013, the Privatization Administration announced that the Yatağan Thermal Power Plant, the Çatalağzı Thermal Power Plant, the Kemerköy Thermal Power Plant, the Yeniköy Thermal Power Plant and the Kemerköy Port Area will be privatized. The final negotiations occurred on April 18 for the Kemerköy Port Area and the Kemerköy and Yeniköy Thermal Power Plants, April 29, 2014 for the Çatalağzı Thermal Power Plant and June 12, 2014 for the Yatağan Thermal Power Plant. Legal approval procedures are ongoing and, therefore, the transfer of shares has not yet occurred.

Consultants are working on the privatization strategy of the remaining power generation plants.

D) Başkent Natural Gas Supply

The tendering of 80% shares of Başkent Natural Gas was cancelled as a result of insufficient bid prices obtained from potential investors. Under a law enacted in July of 2012, the remaining 20% of shares held by the Municipality of Ankara was also included in the tendering, which was finalized in early 2013. The shares were transferred to Torunlar Gıda for a price of U.S.$1,162 million as of May 31, 2013.

TÜRKİYE HALK BANKASI (HALKBANK)

In accordance with the authorization provided to Privatization High Council (PHC) by the Banking Law, an IPO for the 24.98% of shares of the bank was concluded on May 2-4, 2007 for U.S.$1.8 billion. A second tranche of shares (23.92%) was sold thru Borsa Istanbul-BIST (formerly known as Istanbul Stock Exchange) in the form of secondary global offering in November of 2012. U.S.$2.520 billion was earned from this transaction. Privatization studies for the remaining shares continue.

SEA PORTS OPERATED BY TURKISH STATE RAILWAYS (TCDD) AND MARINAS

In accordance with the relevant provisions of the Privatization Law, the six sea ports, namely Mersin, İskenderun, İzmir, Bandırma, Derince and Samsun ports, operated by TCDD were included in the privatization portfolio. The privatization of the sea ports were carried out through a transfer of operational rights.

•	privatization of the Mersin port was completed in November of 2007, by transferring the operational rights to the Port of Singapore-Akfen Joint Group, for a period of 36 years with revenue of U.S.$755 million.

•	the retender of the İzmir cruiseport expired on September 07, 2012. Due to insufficient bids, the tender was cancelled. Technical studies to retender the port continue.

•	privatization of the Samsun port was completed on March 31, 2010 to Ceynak Lojistics for a period of 36 years for U.S.$125.2 million.

•	the transfer of operating rights of the Bandırma port to the Çelebi Joint Group for a period of 36 years was finalized on June 8, 2010 for U.S.$175 million.

•	the first tender of Derince port was cancelled in 2010 After resolution of certain technical problems the re-tendering process was finalized on June 5, 2014. The highest bidding amount was U.S.$543 million.

•	the retendering of Iskenderun port under TOR was finalized on September 28, 2010. The highest bidder was Limak Yatırım Enerji Üretim A.Ş with a bid of U.S.$372 million for a period of 36 years. The transfer of shares was realized on December 30, 2011.

Additionally, Fenerbahçe-Kalamış Marina is located in the Anatolian side of Istanbul and classified as the most significant and important marina in Turkey. The tender was finalized on May 23, 2014. The highest bidding amount was U.S.$664 million. And on October 5, 2013, the Privatization Administration announced that Derince Port which is owned by the Turkish State Railways will be privatized through a “Grant of Operation Right” for 36 years. The tendering process was finalized on June 5, 2014 and the highest bidding amount was U.S.$543 million.

THE PORT OF SALIPAZARI OPERATED BY TURKISH MARITIME LINES

The port of Salıpazarı, operated by Turkish Maritime Lines, and its vicinity are planned to be converted to a cruiser port. In addition to a cruiser port, there will be shopping centers, boutique hotels, entertainment units and cultural centers. The tender announcement occurred in 2012 and expired as of April 30, 2013. The highest bidder was Doğuş Holding with a bid of U.S.$702 million. The contract was signed on February 14, 2014.

TÜRKŞEKER (TURKISH SUGAR MANUFACTURING COMPANY.)

In accordance with the decision of the PHC, dated October 7, 2007, 24 sugar manufacturing companies and their related assets were classified under 6 groups. The companies are grouped as follows:

Portfolio A: Kars, Erciş, Ağrı, Muş and Erzurum

Portfolio B: Elazığ, Malatya, Erzincan, and Elbistan

Portfolio C: Kastamonu, Kırşehir, Turhal, Yozgat, Çorum and Çarşamba

Portfolio D: Bor, Ereğli and Ilgın

Portfolio E: Uşak, Alpullu, Burdur and Afyon

Portfolio F: Eskişehir and Ankara

The tender of the Companies in Groups B and C was finalized on November 29, 2011. However, the tender was cancelled after some time. No PHC decision was held so far for the future outcome of the retender process.

TOLL MOTORWAYS AND BOSPHOROUS BRIDGES

The privatization studies of toll motorways, two Bosphorous bridges, the beltways (peripherique) of Ankara and İzmir and the service units operated by the Turkish Highways General Directorate is almost complete. The strategy report is ready and various legal modifications have been made. The tender announcement which was made on August 25, 2011 expired on October 31, 2012. The tender was cancelled as a result of insufficient offers. A new privatization strategy is underway.

The names of the toll motorways and Bosphorous bridges subject to privatization are set forth below:

•	Edirne-İstanbul-Ankara

•	Pozantı-Tarsus-Mersin

•	Tarsus-Adana-Gaziantep

•	Toprakkale-İskenderun

•	Gaziantep-Şanlıurfa

•	İzmir-Çeşme

•	İzmir-Aydın

•	Ankara and İzmir beltways

•	Fatih Sultan Mehmet and Bosphorous Bridges

TÜRK TELEKOM

Following the privatization of 55% of the shares of Türk Telekom in 2005, an additional 15% of shares have been privatized through an IPO on May 7-9, 2008. A total of U.S.$1.9 billion was raised from the IPO. The strategy for the sale of the remaining shares of the Company held by the Turkish Treasury has not yet been determined. Turkish Treasury holds 30% of the shares. Upon completion of technical studies, a secondary offering is planned for the 6.68% of shares.

NATIONAL LOTTERY

In accordance with PHC decision, the privatization of national lottery operation will only include the license that transfers the rights to plan and organize the games of chance and execute draws and install systems of games of chance and operation activities. Any asset and liability of National Lottery Administration will not be subject to privatization. The license will be granted to the bidder in the form of a profit sharing method and the duration period will be 10 years. The license includes passive drawing game, instant scratch card game, lotto and super lotto, numeric games and new games to be introduced. The tender announcement, which occurred in 2013, was finalized in first quarter of 2014. The final negotiations with the investors occurred on July 15, 2014. The highest bidder was Net Şans-Hitay JV with a bid of U.S.$2.755 billion.

DOĞUSAN A.Ş

The company is engaged primarily in the manufacturing of concrete perlite tiles and is located in Erzincan, one of the eastern provinces of Turkey. 43.91% of the company shares are traded in Borsa Istanbul (formerly known as Istanbul Stock Exchange). The remaining 56.09% of shares are in the portfolio of the Turkish Privatization Administration. PA attempted 4 tenders. However, due to unsatisfactory tender prices and the non-fulfillment of purchase obligations by the investor, none of the tenders were completed. No PHC decision was held for the future privatization process of the company.

MISCELLANEOUS

On June 18, 2013, the Privatization Administration announced that 25% of Oyak İnşaat A.Ş’s shares will be privatized. The final negotiations with the investors occurred on July 25, 2014 and the highest bid was TL12.8 million.

EXTRA-BUDGETARY FUNDS

In 1984, due to increasing budgetary restrictions, the Government established a number of Extra Budgetary Funds (EBFs) with the objective of financing the implementation and administration of specific Government programs, such as incentive programs for exports and investment, social and housing programs, and public investment projects.

In 2000 and 2001, a fundamental shift in the structure of EBFs was mandated in order to increase budget coverage and promote fiscal transparency. Currently, there are only five EBFs remaining. Non-consolidated EBFs of continued importance to the Turkish economy are the Privatization Fund, which oversees the privatization of SEEs, the Social Aid and Solidarity Fund, which assists the disabled and poor, the Defense Industries Support Fund, which develops military manufacturing capabilities, and the Support Price Stabilization Fund, which channels certain export and import duties into the subsidy of fertilizers.

The following table presents, for the years indicated, the operating balance and financing of four EBFs, including the Privatization Fund, the Defense Industries Support Fund, the Social Aid and Solidarity Fund and the Support Price Stabilization Fund, for the 2009-2013 period. Since 2002, the consolidated EBF’s balance included only Privatization, Defense, Solidarity and Support Price Stabilization Funds.

Table 46

Extra Budgetary Funds (Million TL)

	2009	2010	2011	2012	2013
Revenues	4,052	4,697	5,763	10,997	7,384
Expenditures	4,398	4,241	4,522	4,524	9,990
Surplus (Deficit)	-346	456	1,241	6,473	-2,607
Financing	346	-456	-1,241	-6,473	2,607

Source: Ministry of Development

LOCAL GOVERNMENT

The operations of local authorities expanded rapidly following the Government’s 1984 decision to decentralize some responsibilities and to transfer substantial amounts of tax keep revenues to local authorities. Local authorities cover municipalities, special provincial administrations, municipally owned utilities, municipal unions and İlbank operations. In 2009, total expenditures by local authorities decreased by 1.08% to TL36,189 million and the deficit was realized as TL4,036 million. In 2010, total expenditures by local authorities increased to TL37,162 million and the surplus was TL1,021 million. In 2011, total expenditures by local authorities increased 18.49% to TL44,033 million and the surplus was TL2,525 million. In 2012, total expenditures by local authorities increased 17.21% to TL51,609 million and the surplus was TL137 million. In 2013, pre-local election year, total expenditures by local authorities were estimated to be TL63,866 and the balance estimated to turn to be deficit as TL2,019 million.

The following table presents the operating balance of the local authorities for the years indicated:

Table 47

	Local Authorities (Million TL)
	2009	2010	2011	2012	2013(1)
Revenues	32,153	38,183	46,558	51,745	61,846

Expenditures	36,189	37,162	44,033	51,609	63,866

Surplus (Deficit)	-4,036	1,021	2,525	137	-2,019

Source: Ministry of Development

(1)	Provisional

PUBLIC SECTOR FIXED INVESTMENT

The following table summarizes public sector fixed investment, including that of the SOEs and the EBFs, by economic sector for the years indicated:

Table 48

Public Sector Fixed Investment

	2009	2010	2011	2012	2013(1)
	(percentage of total)
Agriculture	12.8	9.8	9.8	10.7	9.5
Mining	2.1	1.9	2.3	2.2	2.3
Manufacturing	1.1	0.8	0.7	0.8	0.8
Energy	9.5	6.5	5.7	6.0	5.2
Transport and communication	29.9	43.5	41.3	38.1	37.9
Tourism	0.3	0.5	0.6	0.7	0.7
Housing	1.5	1.5	1.7	1.3	1.2
Education	12.4	10.4	12.2	14.2	14.3
Health	6.9	4.8	4.9	5.3	5.1
Other Services	23.5	20.3	20.8	20.8	23.0
Total	100.0	100.0	100. 0	100.0	100.0
Total (millions of TL)	39,173	47,003	53,247	60,108	74,585

(1)	Provisional estimate.
(2)	At current prices.

Source: Ministry of Development.

PUBLIC SECTOR BORROWING REQUIREMENT

In 2009, the central government budget deficit was TL52,761 million, representing 5.54% of GDP. Total PSBR was realized as 5.05% of GDP in 2009. In 2010, the central government budget deficit was TL40,081 million, representing 3.65% of GDP. Total PSBR was realized as 2.36% of GDP in 2010. In 2011, the central government budget deficit was TL17,783 million, representing 1.37% of GDP. Total PSBR was realized as 0.14% of GDP in 2011. In 2012, central government budget deficit was TL29,412 million, representing 0.08% of GDP. Total PSBR was realized as 0.99% of GDP in 2012. In 2013, the consolidated budget deficit was estimated to be TL19,432 million, representing 1.25% of GDP. Total PSBR is expected to be 0.83% of GDP in 2013.

In 2009, total public debt stock (gross) as a percentage of GDP increased to 48.9%. The net debt of the public sector declined to 32.5% in 2009. In 2010, total public debt stock (gross) as a percentage of GDP decreased to 45.2%. The net debt of the public sector increased to 28.9% in 2010. In 2011, total public debt stock (gross) as a percentage of GDP decreased to 42.1%. The net debt of the public sector decreased to 22.3% in 2011. In 2012, total public debt stock (gross) as a percentage of GDP declined to 39.8%. The net debt of the public sector declined to 17% in 2012. In 2013, total public debt stock (gross) as a percentage of GDP slightly increased to 40%. The net debt of the public sector declined to 12,7% in 2013.

The following table sets forth information as to Turkey’s public sector borrowing requirement for the years indicated:

Table 49

Public Sector Borrowing Requirement (as a percentage of GDP)

	2009%	2010%	2011%	2012%	2013(1) %
Consolidated budget	5.54	3.65	1.37	2.08	1.25
Local administrations	0.42	-0.09	-0.19	-0.01	0.13
SSI, UIF, EBFs and Revolving Funds	-0.50	-0.55	-0.82	-1.03	0.03
Social Security Institutions (SSI)	-0.06	-0.03	-0.02	0.01	0.38
Unemployment Insurance Fund (UIF)	-0.39	-0.35	-0.58	-0.54	-0.55
Revolving Funds	-0.09	-0.13	-0.12	-0.04	-0.09
EBFs	0.04	-0.04	-0.10	-0.46	0.28
SOEs	-0.41	-0.64	-0.22	-0.05	-0.19
SOEs not under privatization	-0.44	-0.73	-0.17	-0.05	-0.18
SOEs under privatization	0.03	0.09	-0.05	0.00	-0.01
Total	5.05	2.36	0.14	0.99	0.83

Source: Ministry of Development

(1)	Provisional estimate. (Medium Term Program)

DEBT

GENERAL

In Turkey, the Treasury conducts domestic and external borrowing operations and issues government securities through direct sales, TAP, public offerings and auctions. A TAP sale is non-auction borrowing method used by the Government to enhance market access pursuant to which the Treasury is permitted to reissue bills or bonds of a specific amount and maturity at any time. The Treasury issues various borrowing instruments such as zero coupon securities, inflation, revenue and foreign exchange-indexed securities, foreign exchange-denominated securities, lease certificates, Government Bonds with fixed coupon payments and floating rate notes.

The Treasury issues two kinds of domestic borrowing securities: (1) Treasury Bills, which have a maturity shorter than one year and (2) Government Bonds, which have a maturity longer than one year. These are considered “marketable” instruments. Auctions are the primary means of borrowing in domestic markets and fixed rate government bonds are the primary external borrowing instruments utilized by Turkey.

Turkey has not defaulted on any principal or interest payment on any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1988.

The total gross outstanding external debt of Turkey was approximately U.S.$350.8 billion at the end of the first quarter of 2013, approximately U.S.$366.2 billion at the end of the second quarter of 2013, approximately U.S.$372.2 billion at the end of the third quarter of 2013 and approximately U.S.$388.1 billion at the end of the fourth quarter of 2013.

Turkey issued the following external debt in 2013, and as of the date of this Annual Report in 2014:

•	¥18.4 billion of Samurai bonds on February 6, 2013, which mature on February 7, 2033 and have a 2.680% annual interest rate.

•	$1.5 billion of global notes on January 15, 2013, which mature on March 23, 2023 and have a 3.250% annual interest rate.

•	$1.5 billion of global notes on April 16, 2013, which mature on April 16, 2043 and have a 4.875% annual interest rate.

•	€1.25 billion of global notes on November 12, 2013, which mature on November 12, 2021 and have a 4.350% annual interest rate.

•	$2.5 billion of global notes on January 29, 2014, which mature on March 22, 2024 and have a 5.750% annual interest rate.

•	$1.5 billion of global notes on February 19, 2014, which mature on February 17, 2045 and have a 6.625% annual interest rate.

•	€1.0 billion of global notes on April 11, 2014, which mature on April 11, 2023 and have a 4.125% annual interest rate.

The aggregate amount of scheduled repayment of principal and interest of external debt of Turkey as of March 31, 2013 was U.S.$69.1 billion, U.S.$50.6 billion and U.S.$41.8 billion for 2014, 2015, and 2016, respectively.

Turkey’s central government domestic debt was approximately TL403.0 billion on December 31, 2013, compared with TL386.5 billion on December 31, 2012. These numbers represent a 1.5% decrease (from 27.3 in 2012 to 25.8% in 2013) in the ratio of domestic debt to GDP between two years.

Turkey’s gross external debt was approximately U.S.$388.1 billion as of December 31, 2013, compared to U.S.$337.7 billion as of December 31, 2012.

On October 31, 2013, the Republic announced its 2014 financing program. According to the 2014 financing program, the Republic expects to repay (including principal and interest) a total of approximately TL176.7 billion of debt in 2014, of which approximately TL156.5 billion is domestic debt and approximately TL20.2 billion is external debt. The total borrowing target for the Republic in 2014 is approximately TL149.3 billion of which approximately TL134.6 billion would consist of domestic borrowing and approximately TL14.8 billion would consist of external borrowings. Other sources of funds in 2014 will consist of cash primary surplus, privatization revenues, the revenues from 2-B land sales, transfers from the Unemployment Insurance Fund and the Savings Deposit Insurance Fund (SDIF), receipts from on-lending and guaranteed debt and use of cash account (which are targeted to yield TL27.4 billion in total in 2014).

DOMESTIC DEBT

Within the framework of the government’s economic program, aimed at sustainable growth, continued disinflation and a viable debt position, there has been substantial improvement in both the level and structure of the Treasury’s domestic debt stock in recent years as a result of the strong fiscal performance, strategic benchmarking policy and improving market sentiment. The ratio of domestic debt stock to GDP, which was 34.6% at the end of 2009 has progressively declined to 25.8% as of the end of 2013.

Several key reforms have been implemented in the area of debt management during the last several years:

With the increased confidence both in domestic and international markets and the downward trend in inflation, foreign investors’ TL denominated issues have grown rapidly. As a result, the share of foreign investors in total domestic debt increased from 8.6% at the end of 2009 to 21.5% at the end of 2013. These developments have prepared the grounds for Treasury to increase the maturity of the debt stock, by the issuances of five and seven year Floating Rate Notes (FRN) and fixed couponed Government Bonds. In 2010, Treasury began to issue ten year fixed couponed and CPI Indexed Government Bonds. All of the outstanding foreign currency indexed and denominated debt securities were redeemed and thereby the share of FX liabilities in total debt stock decreased from 8.4% at the end of 2008 to 0% at the end of 2012. In addition, there have been only three T-bill issuances realized during 2012 such that the share of T-bill debt stock in total is approximately 1% as of 2012.

To further enhance the liquidity of domestic debt, the primary dealership system for government securities has been implemented since May 2000, however during the May 2001 - September 2002 period, it was suspended due to negative financial conditions. Currently the primary dealership system for 2014 is in effect. In the last few years, the system contributed to the efficiency in both the primary and secondary market for government securities. The system provides greater depth and reduces volatility in the secondary market and helps to reduce roll-over risk. The primary dealership system aims to create a highly liquid, transparent, and dependable secondary market, which in turn is expected to lead to decreased costs in the primary market.

Within the context of debt management policy, for attaining reasonable risk level and reducing borrowing cost, strategic benchmark implementation was maintained in 2013 similar to the previous years. With the implementation of strategic benchmark strategy, benchmark government bonds were reopened on a regular basis in a period of three months. In this way, by reducing the number of securities in the market, liquidity of securities was increased. For this purpose, TL denominated 2, 5 and 10 year fixed rate coupon bonds have been issued on a regular basis in line with international practice since the end of 2011.

In line with the objectives of diversifying the instruments, broadening the investor base and lengthening borrowing maturities, CPI Indexed Government Bonds have continued to be issued.

With the aim of increasing domestic savings, diversifying borrowing instruments and broadening the investor base, lease certificates were issued for the first time both in domestic and international markets in 2012. Specifically, the issuance of lease certificates raised U.S.$1.5 billion from the international markets in September 2012 and TL4.9 billion from the domestic markets in October 2013. In order to issue these lease certificates, the Republic enters into transactions with Hazine Müstesarligi Varlik Kiralama Anonim Sirketi, an asset leasing company incorporated in Turkey in accordance with Article 7/A of Law Number 4749 (the “Issuer”), which in turn issues these lease certificates from time to time in the domestic and global markets. On April 3, 2013, the parliamentary members of the main opposition party filed a constitutional objection with the Turkish Constitutional Court (the “Court”) challenging the legislation which allows the transactions between the Republic and the Issuer to be exempted from certain formal requirements. On November 1, 2013, the Court announced its decision to reject the constitutional objection.

Average maturity was increased in the year 2013. The average maturity of cash borrowing was 35 months in 2009, 44 months in 2010,48 months in 2011, 61 months in 2012 and 74 months in 2013. The cost of domestic public debt in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was annually realized as 11.6%, 8.5%,8.7%, 8.8% and 7.6 in the period of 2009-2013.

There has also been an improvement in the structure of domestic debt stock. As a result of strategic benchmarks which have been set in accordance with debt strategies based on risk analysis, the portion of foreign currency linked or denominated debt in the total domestic debt stock has consistently decreased and was reduced to 0% in February 2012 compared to 5.2% in 2009. The share of fixed interest rate instruments in total domestic debt stock increased to 52.6% in 2013 from 47.0% in 2009. On the other hand, were no new issuances of non-cash debt securities in 2013. Therefore, the ratio of non-cash debt securities to total debt stock declined to 0.3% at the end of 2013 from the level of 5.1% at the end of 2009.

The Treasury aims to increase maturity of borrowing in the upcoming years while pursuing policies to mitigate market and liquidity risks and to enhance liquidity and efficiency in both the primary and secondary markets.

These, together with continued strong fiscal policies, are intended to ensure a sustainable path for domestic debt. The following tables show the domestic debt securities auctioned in years 2009-2013:

Treasury Auctions

Auctions for Zero Coupon Treasury Notes in 2009:

Table 50

							Sales Amount (Inc. Switching)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(in thousands of TL)
January
6 Month T. Bill (182 days) (r)	12.01.2009	14.01.2009	15.07.2009	7.79	15.58	16.18	3,025,743	1,069,261	992,000
22 Month G. Bond (658 days)	13.01.2009	14.01.2009	03.11.2010	31.09	17.20	16.16	2,777,339	4,928,040	3,759,302

February
13 Month G. Bond (392 days)	02.02.2009	04.02.2009	03.03.2010	16.00	14.86	14.78	3,753,949	6,152,415	5,303,760
21 Month G. Bond (637 days) (r-o)	03.02.2009	04.02.2009	03.11.2010	28.44	16.25	15.38	4,078,161	11,403,921	8,878,753
6 Month T. Bill (182 days) (r)	17.02.2009	18.02.2009	19.08.2009	6.91	13.82	14.30	5,087,838	3,680,996	3,443,000

March
12 Month G. Bond (364 days)	09.03.2009	11.03.2009	09.09.2009	6.35	12.70	13.10	1,687,152	655,105	616,000
21 Month G. Bond (637 days) (r-o)	10.03.2009	11.03.2009	03.03.2010	14.24	14.52	14.54	5,009,867	3,717,222	3,253,834

April
22 Month G. Bond (665 days)	07.04.2009	08.04.2009	02.02.2011	25.72	14.08	13.35	3,448,381	3,741,547	2,976,175

May
12 Month G. Bond (364 days)	04.05.2009	06.05.2009	05.05.2010	11.42	11.42	11.42	3,546,068	5,639,414	5,061,269
21 Month G. Bond (637 days) (r-o)	05.05.2009	06.05.2009	02.02.2011	21.40	12.23	11.72	3,932,685	7,538,338	6,209,474

June
20 Month G. Bond (588 days) (r-o)	23.06.2009	24.06.2009	02.02.2011	20.25	12.54	12.09	1,267,086	3,350,574	2,786,274

July
6 Month T. Bill (182 days) (r)	13.07.2009	15.07.2009	13.01.2010	4.68	9.37	9.59	4,192,512	1,513,743	1,446,000
22 Month G. Bond (665 days)	14.07.2009	15.07.2009	11.05.2011	22.22	12.16	11.61	2,682,756	4,508,580	3,689,015

August
12 Month G. Bond (357 days)	03.08.2009	05.08.2009	28.07.2010	9.35	9.53	9.54	6,250,381	5,812,419	5,315,631
21 Month G. Bond (644 days) (r-o)	04.08.2009	05.08.2009	11.05.2011	18.56	10.49	10.10	4,048,784	4,527,871	3,819,073
6 Month T. Bill (182 days) (r)	17.08.2009	19.08.2009	17.02.2010	4.28	8.56	8.74	6,774,251	3,647,706	3,498,000

September
6 Month T. Bill (182 days) (r)	07.09.2009	09.09.2009	10.03.2010	4.12	8.24	8.41	1,863,487	799,633	768,000
20 Month G. Bond (609 days) (r-o)	08.09.2009	09.09.2009	11.05.2011	16.19	9.68	9.38	2,069,807	2,646,362	2,277,516

October
14 Month G. Bond (427 days)	05.10.2009	07.10.2009	08.12.2010	8.71	7.42	7.38	5,802,601	5,250,877	4,830,280
22 Month G. Bond (665 days)	06.10.2009	07.10.2009	03.08.2011	14.56	7.97	7.72	1,527,018	4,547,190	3,969,383

November
13 Month G. Bond (385 days) (r-o)	16.11.2009	18.11.2009	08.12.2010	8.65	8.18	8.16	3,739,514	3,015,616	2,775,658
21 Month G. Bond (623 days) (r-o)	17.11.2009	18.11.2009	03.08.2011	15.45	9.03	8.76	7,501,978	4,519,199	3,914,405

December
20 Month G. Bond (602 days) (r-o)	08.12.2009	09.12.2009	03.08.2011	15.32	9.27	9.00	2,681,375	1,790,024	1,552,163

2009 TOTAL							86,748,732	94,456,053	81,134,965

Source: UT.

Auctions for zero coupon treasury notes in 2010:

Table 51

							Sales Amount (Inc. Switching)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound		(in thousands of TL)
January
6 Month T. Bill (182 days) (r)	11.01.2010	13.01.2010	14.07.2010	3.62	7.23	7.36	6,590,496	3,024,543	2,919,000
15 Month G. Bond (448 days)	18.01.2010	20.01.2010	13.04.2011	10.10	8.21	8.13	4,681,852	2,649,825	2,406,731
22 Month G. Bond (665 days)	19.01.2010	20.01.2010	16.11.2011	16.00	8.76	8.46	3,470,351	3,519,662	3,034,233
February
14 Month G. Bond (427 days) (r-o)	09.02.2010	10.02.2010	13.04.2011	9.58	8.17	8.11	2,721,064	3,640,381	3,322,107
6 Month T. Bill (182 days) (r)	15.02.2010	17.02.2010	18.08.2010	3.54	7.08	7.20	4,383,605	3,174,505	3,066,000
21 Month G. Bond (637 days) (r-o)	16.02.2010	17.02.2010	16.11.2011	15.87	9.07	8.78	1,767,357	2,908,571	2,510,159
March
21 Month G. Bond (623 days) (r-o)	02.03.2010	03.03.2010	16.11.2011	15.81	9.24	8.95	3,338,839	3,338,839	3,327,710
6 Month T. Bill (182 days) (r)	08.03.2010	10.03.2010	08.09.2010	3.53	7.07	7.19	3,195,435	3,195,435	2,033,000
April
14 Month G. Bond (420 days)	12.04.2010	14.04.2010	08.06.2011	9.65	8.36	8.31	2,221,708	3,824,327	3,487,784
22 Month G. Bond (651 days)	13.04.2010	14.04.2010	25.01.2012	16.94	9.47	9.14	1,845,941	3,587,035	3,067,350
May
21 Month G. Bond (630 days) (r-o)	04.05.2010	05.05.2010	25.01.2012	17.03	9.84	9.51	3,089,273	3,632,510	3,103,945
June
19 Month G. Bond (581 days) (r-o)	22.06.2010	23.06.2010	25.01.2012	14.40	9.02	8.79	3,444,672	3,999,853	3,496,273
11 Month T. Bill (343 days) (r-o)	29.06.2010	30.06.2010	08.06.2011	7.89	8.38	8.39	1,404,028	1,275,825	1,182,487
July
6 Month T. Bill (182 days) (r)	12.07.2010	14.07.2010	12.01.2011	3.90	7.79	7.94	3,016,837	1,802,605	1,735,000
21 Month G. Bond (651 days)	13.07.2010	14.07.2010	25.04.2012	15.73	8.79	8.51	5,571,687	5,403,642	4,669,291
12 Month G. Bond (357 days)	27.07.2010	28.07.2010	20.07.2011	7.64	7.79	7.80	4,558,638	1,472,323	1,367,834
August
11 Month T. Bill (336 days) (r-o)	17.08.2010	17.08.2010	20.07.2011	7.17	7.77	7.79	7,210,885	2,819,194	2,630,510
20 Month G. Bond (616 days) (r-o)	17.08.2010	17.08.2010	25.04.2012	14.03	8.29	8.07	3,248,027	5,013,674	4,396,641
September
6 Month T. Bill (182 days) (r)	06.09.2010	08.09.2010	09.03.2011	3.65	7.30	7.43	5,554,906	2,010,808	1,940,000
20 Month G. Bond (595 days) (r-o)	07.09.2010	08.09.2010	25.04.2012	13.63	8.34	8.13	5,988,360	4,363,255	3,839,786
12 Month G. Bond (378 days)	27.09.2010	29.09.2010	12.10.2011	7.83	7.55	7.53	7,261,133	2,544,402	2,359,548
October
22 Month G. Bond (651 days)	26.10.2010	27.10.2010	08.08.2012	13.90	7.78	7.78	5,834,563	3,806,288	3,341,645
November
21 Month G. Bond (644 days) (r-o)	02.11.2010	03.11.2010	08.08.2012	13.84	7.82	7.60	2,653,640	5,127,836	4,504,598
11 Month T. Bill (322 days) (r-o)	23.11.2010	24.11.2010	12.10.2011	6.45	7.29	7.32	583,539	711,887	668,767
December
20 Month G. Bond (609 days) (r-o)	07.12.2010	08.12.2010	08.08.2012	13.18	7.88	7.68	1,899,985	4,477,989	3,956,390

2010 TOTAL							95,536,822	81,325,215	72,366,790

Source: UT.

Auctions for zero coupon treasury notes in 2011:

Table 52

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate (%)			Bid Amount	Nominal	Net
	Date (dd.mm.yyyy)	Date (dd.mm.yyyy)	Date (dd.mm.yyyy)	Term	Simple	Compound	(in thousands of Turkish Lira)
January
22 Month G. Bond(665 days)	10.01.2011	12.01.2011	07.11.2012	13.11	7.17	6.98	5,603,341	7,778,137	6,876,743
14 Month G. Bond (420 days)	17.01.2011	19.01.2011	14.03.2012	8.58	7.44	7.39	2,555,415	2,374,093	2,186,491
February
21 Month G. Bond (644 days) (r-o)	01.02.2011	02.02.2011	07.11.2012	14.78	8.35	8.10	6,096,786	6,873,564	5,988,514
March
6 Month T. Bill (182 days) (R)	07.03.2011	09.03.2011	07.09.2011	4.06	8.12	8.28	1,489,795	754,426	725,000
20 Month G. Bond (609 days) (r-o)	08.03.2011	09.03.2011	07.11.2012	15.53	9.28	9.01	2,917,840	3,645,944	3,155,819
April
22 Month G. Bond (679 days)	12.04.2011	13.04.2011	20.02.2013	17.19	9.21	8.88	5,000,485	4,550,107	3,882,734
May
21 Month G. Bond (651 days) (r-o)	10.05.2011	11.05.2011	20.02.2013	15.33	8.57	8.30	2,889,672	4,453,720	3,861,648
June
21 Month G. Bond (623 days) (r-o)	07.06.2011	08.06.2011	20.02.2013	15.81	9.24	8.95	4,128,414	3,244,716	2,801,653
July
22 Month G. Bond (665 days)	19.07.2011	20.07.2011	15.05.2013	16.68	9.13	8.81	4,951,950	3,547,355	3,040,190
August
21 Month G. Bond (651 days) (r-o)	02.08.2011	03.08.2011	15.05.2013	16.14	9.02	8.73	5,061,320	7,530,769	6,484,372
September
20 Month G. Bond (616 days) (r-o)	06.09.2011	07.09.2011	15.05.2013	13.37	7.90	7.70	1,820,957	3,908,505	3,447,653
October
21 Month G. Bond (644 days)	11.10.2011	12.10.2011	17.07.2013	15.18	8.58	8.32	4,220,860	3,480,116	3,021,539
November
20 Month G. Bond (609 days) (r-o)	15.11.2011	16.11.2011	17.07.2013	18.34	10.96	10.59	2,851,972	5,773,947	4,879,098

2011 TOTAL							49,588,806	57,915,400	50,351,453

Source: UT.

Auctions for zero coupon treasury notes in 2012:

Table 53

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate (%)			Bid Amount	Nominal	Net
	Date (dd.mm.yyyy)	Date (dd.mm.yyyy)	Date (dd.mm.yyyy)	Term	Simple	Compound	(in thousands of Turkish Lira)
January
14 Month G. Bond(427 days)	17.01.2012	18.01.2012	20.03.2013	12.95	11.04	10,94	6,122,636	4,550,251	4,028,470
February
13 Month G. Bond (399 days) (r-o)	13.02.2012	15.02.2012	20.03.2013	10.31	10.99	10.43	3,395,546	3.057.592	2,771,093

April
11 Month G. Bond (329 days) (r-o)	24.04.2012	25.04.2012	20.03.2013	8.94	9.90	9.94	1,557,437	1,016,338	932,896
August
13 Month G. Bond (392 days)	14.08.2012	15.08.2012	11.09.2013	8,72	8,10	8,07	4,712,537	3,197,306	2,940,876
September
12 Month G. Bond (350 days) (r-o)	25.09.2012	26.09.2012	11.09.2013	6,92	7,19	7,21	2,248,195	1.476,214	1,380,713
November
10 Month G. Bond (294 days) (r-o)	20.11.2012	21.11.2012	11.09.2013	4,74	5,87	5,90	2,443,061	1,435,480	1,370,539

2012 TOTAL							20,479,412	14,733,181	13,424,587

Source: UT.

Auctions for zero coupon treasury notes in 2013:

Table 54

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate (%)			Bid Amount	Nominal	Net
	Date (dd.mm.yyyy)	Date (dd.mm.yyyy)	Date (dd.mm.yyyy)	Term	Simple	Compound	(in thousands of Turkish Lira)
January
15 Month G. Bond (448 days)	15.01.2013	16.01.2013	09.04.2014	7,68	6,24	6,20	4.031.774	1.559.912	1.448.656
February
14 Month G. Bond (420 days) (r-o)	12.02.2013	13.02.2013	09.04.2014	6,66	5,77	5,75	2.391.198	1.377.298	1.291.286
March
15 Month G. Bond (455 days) (r-o)	12.03.2013	13.03.2013	11.06.2014	7,19	5,75	5,71	2.300.587	1.728.037	1.612.201
April
14 Month G. Bond (434 days) (r-o)	02.04.2013	03.04.2013	11.06.2014	7,92	6,64	6,60	1.884.112	1.454.837	1.348.065
May
15 Month G. Bond (441 days)	21.05.2013	22.05.2013	06.08.2014	6,18	5,10	5,07	2.080.849	748.685	705.103
June
142 Month G. Bond (413 days) (r-o)	18.06.2013	19.06.2013	06.08.2014	7,71	6,80	6,76	2.589.807	1.406.231	1.305.583
July
12 Month G. Bond (378 days) (r-o)	23.07.2013	24.07.2013	06.08.2014	8,84	8,51	8,50	843.747	482.530	443.347
August
15 Month G. Bond (448 days)	27.08.2013	28.08.2013	19.11.2014	12,42	10,09	9,98	1.609.903	1.374.071	1.222.238
October
13 Month G. Bond (392 days)	22.10.2013	23.10.2013	19.11.2014	8,26	7,67	7,65	1.232.811	664.328	613.626
November
13 Month G. Bond (371 days) (r-o)	12.11.2013	13.11.2013	19.11.2014	9,05	8,88	8,87	1.193.545	1.172.112	1.074.816

2013 TOTAL							20.158.333	11.968.040	11.064.922

Source: UT.

The following tables present the various sales and auctions of securities conducted by Turkey in 2009-2013:

2009 Sales — Direct Sales and Tap Sales and Public Offers (2)

Table 55

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount (1)
January
Revenue Indexed Bond - USD	Semiannually couponed	28.01.2009	01.02.2012	3 years	49.1
Revenue Indexed Bond - TL	Quarterly couponed	28.01.2009	01.02.2012	3 years	420.7

April
Revenue Indexed Bond - TL	Semiannually couponed	29.04.2009	04.05.2010	1 year	737.8

(1)	Million USD, Million TL
(2)	There were no tap sales and public offers in 2009.

Source: UT

2010 Sales — Direct Sales and Tap Sales and Public Offers (2)

Table 56

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount (1)
February
Revenue Indexed Bond - TL	Semiannually couponed	24.02.2010	22.02.2012	2 years	944

August
Revenue Indexed Bond - TL	Semiannually couponed	11.08.2010	08.08.2012	2 year	479.5

(1)	Million USD, Million TL
(2)	There were no tap sales and public offers in 2010.

Source: UT

2011 Sales — Direct Sales and Tap Sales and Public Offers (2)

Table 57

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount (1)
February
Revenue Indexed Bond - TL	Semiannually couponed	23.02.2011	20.02.2013	2 years	475.8

August
Revenue Indexed Bond - TL	Semiannually couponed	24.08.2011	21.08.2013	2 year	378.3

(1)	Million USD, Million TL
(2)	There were no tap sales and public offers in 2011.

Source: UT

2012 Sales — Direct Sales and Tap Sales and Public Offers (2)

Table 58

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount (1)
February
Revenue Indexed Bond - TL	Semiannually couponed	22.02.2012	19.02.2014	2 years	109.2

October
Lease Certificate - TL	Semiannually couponed	03.10.2012	01.10.2014	2 years	1.624.5

(1)	Million USD, Million TL
(2)	There were no tap sales and public offers in 2012.

Source: UT

2013 Sales — Direct Sales (1)

Table 59

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount (1)
February
Lease Certificate - TL	Semiannually couponed	19.02.2013	18.02.2015	2 years	1,515.3

August
Lease Certificate - TL	Semiannually couponed	20.08.2013	19.08.2015	2 year	1,817.3

(1)	Million USD, Million TL

Source: UT

Fixed Coupon TL Denominated Treasury Auctions in 2009

Table 60

							Sales Amount (Inc. Switching)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand TL)
4 Year Semi Annual Couponed G. Bond	23.06.2009	24.06.2009	28.08.2013	6.93%	13.86%	14.34%	951,200.0	609,734.2	679,854.2
5 Year Semi Annual Couponed G. Bond	04.08.2009	05.08.2009	06.08.2014	5.89%	11.78%	12.13%	1,370,013.3	2,586,871.7	2,506,240.2
5 Year Semi Annual Couponed G. Bond	08.09.2009	09.09.2009	06.08.2014	5.50%	11.00%	11.30%	1,939,297.6	1,621,727.8	1,635,413.8
5 Year Semi Annual Couponed G. Bond	06.10.2009	07.10.2009	06.08.2014	4.94%	9.88%	10.12%	944,574.9	1,950,125.4	2,065,064.6

Source: UT

Fixed Coupon TL Denominated Treasury Auctions in 2010

Table 61

							Sales Amount (Inc. Switching)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousandTL)
3 Year Quarterly Couponed G. Bond	12.01.2010	13.01.2010	09.01.2013	2.32%	9.29%	9.62%	4,989,049	4,971,618	5,063,134
10 Year Semi Annual Couponed G. Bond	26.01.2010	27.01.2010	15.01.2020	5.47%	10.94%	11.24%	1,191,277	1,073,981	1,045,577
3 Year Quarterly Couponed G. Bond	09.02.2010	10.02.2010	09.01.2013	2.36%	9.43%	9.77%	2,972,557	3,497,637	3,574,594
4 Year Semi Annual Couponed G. Bond	09.03.2010	10.03.2010	06.08.2014	5.27%	10.54%	10.82%	995,969	1,099,381	1,125,974

10 Year Semi Annual Couponed G. Bond	06.04.2010	07.04.2010	15.01.2020	5.33%	10.65%	10.93%	488,328	442,172	446,958
3 Year Quarterly Couponed G. Bond	12.04.2010	14.04.2010	10.04.2013	2.35%	9.42%	9.76%	1,091,611	2,191,422	2,224,334
3 Year Quarterly Couponed G. Bond	03.05.2010	05.05.2010	10.04.2013	2.47%	9.88%	10.26%	1,172,993	876,970	884,554
5 Year Semi Annual Couponed G. Bond	22.06.2010	23.06.2010	17.06.2015	4.75%	9.49%	9.72%	2,232,849	2,936,354	2,994,579
3 Year Quarterly Couponed G. Bond	26.07.2010	28.07.2010	10.04.2013	2.08%	8.31%	8.57%	1,962,965	1,265,673	1,321,992
10 Year Semi Annual Couponed G. Bond	27.07.2010	28.07.2010	15.01.2020	4.39%	8.78%	8.98%	1,335,029	1,000,059	1,109,125
3 Year Quarterly Couponed G. Bond	16.08.2010	18.08.2010	10.04.2013	2.17%	8.68%	8.97%	3,454,148	3,568,981	3,713,389
10 Year Semi Annual Couponed G. Bond	17.08.2010	18.07.2010	15.01.2020	4.49%	8.98%	9.18%	1,497,630	1,235,123	1,360,361
5 Year Semi Annual Couponed G. Bond	28.09.2010	29.09.2010	17.06.2015	4.37%	8.73%	8.92%	4,443,448	2,885,908	3,102,013
3 Year Quarterly Couponed G. Bond	12.10.2010	13.08.2010	09.10.2013	1.92%	7.66%	7.89%	4,177,474	2,968,914	2,995,369
3 Year Quarterly Couponed G. Bond	01.11.2010	03.11.2010	09.10.2013	1.91%	7.63%	7.85%	2,425,206	3,874,672	3,929,893
10 Year Semi Annual Couponed G. Bond	02.11.2010	03.11.2010	15.01.2020	4.16%	8.32%	8.49%	2,286,349	2,110,147	2,462,138
5 Year Semi Annual Couponed G. Bond	06.12.2010	08.12.2010	17.06.2015	4.12%	8.24%	8.41%	2,150,428	2,692,208	2,992,685

Source: UT

Fixed Coupon TL Denominated Treasury Auctions in 2011

Table 62

							Sales Amount (Inc. Switching)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand TL)
9 Year Semi Annual Couponed G. Bond	11.01.2011	12.01.2011	15.01.2020	4.28%	8.57%	8.75%	3,840,709	2,936,950	3,431,027
3 Year Quarterly Couponed G. Bond	18.01.2011	19.01.2011	09.10.2013	1.98%	7.92%	8.16%	6,182,520	5,334,224	5,352,985
3 Year Quarterly Couponed G. Bond	31.01.2011	02.02.2011	29.01.2014	2.21%	8.84%	9.14%	1,887,543	1,854,610	1,813,778
5 Year Semi Annual Couponed G. Bond	01.02.2011	02.02.2011	27.01.2016	4.64%	9.27%	9.49%	2,322,628	3,133,671	3,099,925
3 Year Quarterly Couponed G. Bond	08.03.2011	09.03.2011	29.01.2014	2.29%	9.15%	9.47%	681,992	656,314	642,242
3 Year Quarterly Couponed G. Bond	11.04.2011	13.04.2011	29.01.2014	2.26%	9.04%	9.36%	2,582,906	1,810,939	1,792,270
3 Year Quarterly Couponed G. Bond	09.05.2011	11.05.2011	29.01.2014	2.23%	8.91%	9.21%	3,761,130	4,125,056	4,040,980
5 Year Semi Annual Couponed G. Bond	10.05.2011	11.05.2011	27.01.2016	4.54%	9.08%	9.29%	1,562,242	1,032,474	1,053,981
3 Year Quarterly Couponed G. Bond	07.06.2011	08.06.2011	04.06.2014	2.28%	9.12%	9.44%	1,310,341	1,832,487	1,778,976

3 Year Quarterly Couponed G. Bond	18.07.2011	20.07.2011	04.06.2014	2.26%	9.05%	9.36%	1,598,527	1,733,071	1,703,141
9 Year semi Annual Couponed G. Bond	19.07.2011	20.07.2011	15.01.2020	4.69%	9.39%	9.61%	632,241	1,094,814	1,220,466
3 Year Quarterly Couponed G. Bond	01.08.2011	03.08.2011	04.06.2014	2.27%	9.08%	9.40%	2,038,930	2,914,784	2,872,202
4 Year Semi Annual Couponed G. Bond	16.08.2011	17.08.2011	27.01.2016	4.37%	8.74%	8.93%	1,596,187	1,208,725	1,224,137
3 Year Quarterly Couponed G. Bond	05.09.2011	07.09.2011	04.06.2014	1.99%	7.95%	8.19%	1,991,437	3,281,561	3,285,802
8 Year Semi Annual Couponed G. Bond	06.09.2011	07.09.2011	15.01.2020	4.33%	8.67%	8.85%	1,165,361	1,733,127	1,940,550
3 Year Quarterly Couponed G. Bond	11.10.2011	12.10.2011	04.06.2014	2.10%	8.39%	8.66%	1,205,329	1,497,898	1,495,619
3 Year Quarterly Couponed G. Bond	14.11.2011	16.11.2011	04.06.2014	2.41%	9.66%	10.01%	1,066,426	1,204,858	1,178,530
4 Year Semi Annual Couponed G. Bond	15.11.2011	16.11.2011	27.01.2016	5.05%	10.10%	10.35%	372,442	757,256	748,811
2 Year Semi Annual Couponed G. Bond	06.12.2011	07.12.2011	04.12.2013	5.04%	10.09%	10.34%	1,543,327	2,295,109	2,291,461

Source: UT

Fixed Coupon TL Denominated Treasury Auctions in 2012

Table 63

	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)				Sales Amount (Inc. Switching)
				Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand TL)
4 Year Semi Annual Couponed G. Bond	23.01.2012	25.01.2012	27.01.2016	5.16%	10.31%	10.58%	2,684,748	3,669,138	3,672,508
2 Year Semi Annual Couponed G. Bond	24.01.2012	25.01.2012	04.12.2013	5.01%	10.03%	10.28%	3,171,568	4,852,016	4,913,786
10 Year Semi Annual Couponed G. Bond	24.01.2012	25.01.2012	12.01.2022	4.76%	9.51%	9.74%	1,135,974	1,378,400	1,377,294
4 Year Semi Annual Couponed G. Bond	13.02.2012	15.02.2012	27.01.2016	4.65%	9.3%	9.52%	3,263,429	2,250,666	2,236,268

2 Year Semi Annual Couponed G. Bond	14.02.2012	15.02.2012	04.12.2013	4.52%	9.03%	9.24%	1,868,460	3,032,850	3,138,366

10 Year Semi Annual Couponed G. Bond	14.02.2012	15.02.2012	12.01.2022	4.7%	9.4%	9.63%	2,098,227	1,575,169	1,593,209

10 Year Semi Annual Couponed G. Bond	05.03.2012	07.03.2012	12.01.2022	4.74%	9.48%	9.70%	2,383,488	2,457,599	2,487,189

2 Year Semi Annual Couponed G. Bond	06.03.2012	07.03.2012	05.03.2014	4.6%	9.19%	9.41%	2,498,436	2,784,542	2,774,850

5 Year Semi Annual Couponed G. Bond	13.03.2012	14.03.2012	08.03.2017	4.67%	9.34%	9.56%	3,438,821	2,338,611	2,307,232

5 Year Semi Annual Couponed G. Bond	17.04.2012	18.04.2012	08.03.2017	4.65%	9.31%	9.53%	2,258,706	2,855,702	2,845,882

2 Year Semi Annual Couponed G. Bond	24.04.2012	25.04.2012	05.03.2014	4.64%	9.27%	9.49%	1,651,009	1,849,226	1,862,817

10 Year Semi Annual Couponed G. Bond	24.04.2012	25.04.2012	12.01.2022	4.74%	9.48%	9.7%	2,298,361	3,686,085	3,778,020

2 Year Semi Annual Couponed G. Bond	08.05.2012	09.05.2012	05.03.2014	4.62%	9.25%	9.46%	1,955,614	1,157,164	1,170,207

2 Year Semi Annual Couponed G. Bond	19.06.2012	20.06.2012	05.03.2014	4.45%	8.9%	9.10%	1,544,364	1,827,830	1,877,617

2 Year Semi Annual Couponed G. Bond	10.07.2012	11.07.2012	05.03.2014	3.92%	7.85%	8,00%	3,864,358	4,420,856	4,635,455

5 Year Semi Annual Couponed G. Bond	06.08.2012	08.08.2012	08.03.2017	3.89%	7.78%	7.93%	1,852,276	2.792.996	3,023,670

2 Year Semi Annual Couponed G. Bond	07.08.2012	08.08.2012	05.03.2014	3.76%	7.52%	7.66%	2,204,591	3,505,933	3,714,745

9 Year Semi Annual Couponed G. Bond	07.08.2012	08.08.2012	12.01.2022	4.05%	8.11%	8.27%	1,116,486	1,488,279	1,628,489

10 Year Semi Annual Couponed G. Bond	24.09.2012	26.09.2012	14.09.2022	4.22%	8.44%	8.61%	3,688,255	3,113,146	3,126,596

2 Year Semi Annual Couponed G. Bond	25.09.2012	26.09.2012	24.09.2014	3.71%	7.42%	7.56%	6,145,842	3,937,635	3,943,108

2 Year Semi Annual Couponed G. Bond	16.10.2012	17.10.2012	24.09.2014	3.69%	7.38%	7.51%	7,533,940	2,591,803	2,608,522

4 Year Semi Annual Couponed G. Bond	05.11.2012	07.11.2012	08.03.2017	3.62%	7.23%	7.36%	3,251,590	2,045,050	2,205,895

2 Year Semi Annual Couponed G. Bond	06.11.2012	07.11.2012	24.09.2014	3.39%	6.78%	6.9%	3,904,354	2.496.681	2.549.305

10 Year Semi Annual Couponed G. Bond	06.11.2012	07.11.2012	14.09.2022	3.8%	7.6%	7.74%	3,070,361	3,138,319	3,362,677

2 Year Semi Annual Couponed G. Bond	11.12.2012	12.12.2012	24.09.2014	2.84%	5.69%	5.77%	1,574,684	1,096,764	1,147,344

Source: UT

Fixed Coupon TL Denominated Treasury Auctions in 2013

Table 64

								Sales Amount
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid Amount	Nominal	Net

				Term	Simple	Compound

4 Year Semi Annual Couponed G.Bond	07.01.2013	09.01.2013	08.03.2017	3,26	6,51	6,62	12.107.026	2.847.522	3.185.836

2 Year Semi Annual Couponed G.Bond	08.01.2013	09.01.2013	07.01.2015	3,00	6,01	6,10	8.921.472	2.472.642	2.495.343

10 Year Semi Annual Couponed G.Bond	08.01.2013	09.01.2013	14.09.2022	3,32	6,64	6,75	4.219.822	2.369.317	2.739.671

5 Year Semi Annual Couponed G.Bond	18.02.2013	20.02.2013	14.02.2018	3,10	6,20	6,30	4.970.686	3.029.977	3.042.218

2 Year Semi Annual Couponed G.Bond	19.02.2013	20.02.2013	07.01.2015	2,84	5,68	5,76	1.470.376	2.305.581	2.356.122

10 Year Semi Annual Couponed G.Bond	19.02.2013	20.02.2013	14.09.2022	3,37	6,73	6,84	2.616.247	2.150.183	2.489.519

5 Year Semi Annual Couponed G.Bond	18.03.2013	20.03.2013	14.02.2018	3,22	6,44	6,54	2.182.819	1.366.346	1.364.846

2 Year Semi Annual Couponed G.Bond	19.03.2013	20.03.2013	07.01.2015	3,04	6,08	6,17	1.640.006	1.651.601	1.683.740

10 Year Semi Annual Couponed G.Bond	19.03.2013	20.03.2013	08.03.2023	3,55	7,11	7,23	3.190.045	2.195.594	2.194.781

10 Year Semi Annual Couponed G.Bond	02.04.2013	03.04.2013	08.03.2023	3,57	7,14	7,27	3.671.610	2.606.486	2.605.803

5 Year Semi Annual Couponed G.Bond	08.04.2013	10.04.2013	14.02.2018	3,14	6,28	6,38	5.824.514	3.451.955	3.484.031

2 Year Semi Annual Couponed G.Bond	09.04.2013	10.04.2013	07.01.2015	2,94	5,89	5,97	2.547.717	2.060.588	2.114.534

5 Year Semi Annual Couponed G.Bond	13.05.2013	15.05.2013	14.02.2018	2,92	5,84	5,93	6.186.267	4.969.831	5.135.214

2 Year Semi Annual Couponed G.Bond	14.05.2013	15.05.2013	13.05.2015	2,48	4,95	5,01	2.784.232	2.691.830	2.694.272

10 Year Semi Annual Couponed G.Bond	14.05.2013	15.05.2013	08.03.2023	3,09	6,18	6,27	1.743.859	1.576.432	1.699.500

5 Year Semi Annual Couponed G.Bond	24.06.2013	26.06.2013	20.06.2018	4,37	8,74	8,93	1.557.182	2.472.981	2.429.454

2 Year Semi Annual Couponed G.Bond	25.06.2013	26.06.2013	13.05.2015	3,98	7,96	8,12	1.644.374	1.650.631	1.576.003

10 Year Semi Annual Couponed G.Bond	25.06.2013	26.06.2013	08.03.2023	4,30	8,59	8,78	1.868.424	2.986.213	2.752.540

5 Year Semi Annual Couponed G.Bond	15.07.2013	17.07.2013	20.06.2018	4,46	8,92	9,12	2.730.796	3.724.961	3.651.210

2 Year Semi Annual Couponed G.Bond	16.07.2013	17.07.2013	13.05.2015	4,40	8,79	8,99	1.678.619	1.844.745	1.744.726

10 Year Semi Annual Couponed G.Bond	16.07.2013	17.07.2013	08.03.2023	4,42	8,84	9,03	2.714.034	3.108.461	2.833.458

5 Year Semi Annual Couponed G.Bond	12.08.2013	14.08.2013	20.06.2018	4,42	8,85	9,04	1.064.871	1.543.404	1.527.460

2 Year Semi Annual Couponed G.Bond	13.08.2013	14.08.2013	13.05.2015	4,41	8,83	9,02	1.023.076	1.559.495	1.483.940

10 Year Semi Annual Couponed G.Bond	13.08.2013	14.08.2013	08.03.2023	4,52	9,04	9,24	1.458.460	1.841.138	1.668.236

5 Year Semi Annual Couponed G.Bond	09.09.2013	11.09.2013	20.06.2018	4,73	9,47	9,69	1.287.337	2.365.970	2.302.702

2 Year Semi Annual Couponed G.Bond	10.09.2013	11.09.2013	13.05.2015	4,65	9,30	9,52	1.006.572	1.503.285	1.429.564

10 Year Semi Annual Couponed G.Bond	10.09.2013	11.09.2013	08.03.2023	4,90	9,81	10,05	1.543.849	2.670.990	2.321.037

5 Year Semi Annual Couponed G.Bond	07.10.2013	09.10.2013	20.06.2018	4,37	8,74	8,93	6.245.914	2.980.607	3.002.038

2 Year Semi Annual Couponed G.Bond	08.10.2013	09.10.2013	07.10.2015	3,89	7,78	7,93	3.899.795	2.216.104	2.237.050

10 Year Semi Annual Couponed G.Bond	08.10.2013	09.10.2013	27.09.2023	4,32	8,64	8,82	3.957.828	1.714.775	1.733.329

5 Year Semi Annual Couponed G.Bond	18.11.2013	20.11.2013	14.11.2018	4,29	8,57	8,76	2.368.607	2.108.567	2.127.646

2 Year Semi Annual Couponed G.Bond	19.11.2013	20.11.2013	07.10.2015	4,26	8,52	8,71	3.260.167	1.598.459	1.607.424

10 Year Semi Annual Couponed G.Bond	19.11.2013	20.11.2013	27.09.2023	4,44	8,89	9,08	1.315.370	1.866.724	1.874.975

5 Year Semi Annual Couponed G.Bond	02.12.2013	04.12.2013	14.11.2018	4,49	8,97	9,17	1.971.199	2.088.728	2.081.457

2 Year Semi Annual Couponed G.Bond	03.12.2013	04.12.2013	07.10.2015	4,46	8,92	9,12	1.322.813	1.777.588	1.781.482

10 Year Semi Annual Couponed G.Bond	03.12.2013	04.12.2013	27.09.2023	4,63	9,26	9,47	1.220.750	1.428.346	1.405.679

2013 Total							109.216.737	82.798.056	82.856.838

Source: UT

Floating Rate Note Auctions of 2009

Table 65

							Sales Amount (Inc. Switching)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate			Nominal Bid Amount	Nominal	Net
				Term	Simple	Compound (1)	(Thousand TL)
based on the last 3-month discounted auctions
+2.0% (annual spread)	13.01.2009	14.01.2009	20.11.2013	4.92%	19.69%	21.19%	727,239	1,747,174	1,855,518

based on the last 3-month discounted auctions
+2.0% (annual spread)	03.02.2009	04.02.2009	20.11.2013	4.92%	19.69%	21.19%	3,588,487	4,921,267	5,284,593

based on the last 3-month discounted auctions
+2.0% (annual spread)	07.04.2009	08.04.2009	02.04.2014	3.64%	14.58%	15.39%	2,679,369	3,999,707	4,238,885

based on the last 3-month discounted auctions
+2.0% (annual spread)	05.05.2009	06.05.2009	02.04.2014	3.63%	14.53%	15.34%	3,303,443	5,091,700	5,464,299

based on the last 3-month discounted auctions
+1.0% (annual spread)	21.07.2009	22.07.2009	16.07.2014	2.84%	11.35%	11.84%	3,857,795	2,030,895	2,080,748

based on the last 3-month discounted auctions
+1.0% (annual spread)	04.08.2009	05.08.2009	16.07.2014	2.79%	11.17%	11.65%	4,251,522	4,013,526	4,157,094

based on the last 3-month discounted auctions
+1.0% (annual spread)	29.09.2009	30.09.2009	16.07.2014	2.70%	10.81%	11.26%	6,855,684	2,491,353	2,658,691

based on the last 3-month discounted auctions
Without spread	06.10.2009	07.10.2009	28.09.2016	2.33%	9.33%	9.67%	2,772,636	4,262,142	4,285,200

based on the last 3-month discounted auctions
Without spread	24.11.2009	25.11.2009	28.09.2016	2.31%	9.23%	9.55%	5,165,260	1,208,300	1,236,503

(1)	This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assuming that the term interest remains the same during the year.

Source: UT

Floating Rate Note Auctions of 2010

Table 66

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(Thousand TL)
7 Year Quarterly Couponed G. Bond	12.01.2010	13.01.2010	04.01.2017	2.04%	8.16%	8.41%	3,468,032	2,820,083	2,844,278

7 Year Quarterly Couponed G. Bond	16.02.2010	17.02.2010	04.01.2017	2.02%	8.09%	8.34%	2,181,632	2,566,972	2,618,136

7 Year Quarterly Couponed G. Bond	20.04.2010	21.04.2010	04.01.2017	1.97%	7.89%	8.13%	756,283	1,526,888	1,521,560

7 Year Semi Annual Couponed G. Bond	27.07.2010	28.07.2010	19.07.2017	4.13%	8.25%	8.43%	2,502,611	1,661,495	1,662,008

7 Year Semi Annual Couponed G. Bond	16.08.2010	18.08.2010	19.07.2017	4.11%	8.21%	8.38%	4,493,049	3,977,632	4,006,238

7 Year Semi Annual Couponed G. Bond	28.09.2010	29.09.2010	19.07.2017	4.03%	8.06%	8.22%	3,157,722	1,318,109	1,350,232

7 Year Semi Annual Couponed G. Bond	01.11.2010	03.11.2010	25.10.2017	3.88%	7.76%	7.91%	2,832,474	2,698,876	2,733,910

7 Year Semi Annual Couponed G. Bond	07.12.2010	08.12.2010	25.10.2017	3.81%	7.62%	7.77%	3,599,862	3,870,465	3,976,636

Source: UT

Floating Rate Note Auctions of 2011

Table 67

							Sales Amount (Inc. Switching)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate			Nominal Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand TL)
7 Year Quarterly Couponed G. Bond	11.01.2011	12.01.2011	25.10.2017	3.77%	7.54%	7.68%	2,314,544	4,755,308	4,941,903

7 Year Quarterly Couponed G. Bond	31.01.2011	02.02.2011	24.01.2018	3.76%	7.52%	7.67%	1,632,300	2,592,628	2,583,601

7 Year Quarterly Couponed G. Bond	24.05.2011	25.05.2011	24.01.2018	3.93%	7.87%	8.02%	566,110	1,398,855	1,401,414

7 Year Semi Annual Couponed G. Bond	22.11.2011	23.11.2011	24.01.2018	5.01%	10.01%	10.26%	417,500	410,844	391,328

Source: UT

Floating Rate Note Auctions of 2012

Table 68

							Sales Amount (Inc. Switching)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate			Nominal Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand TL)
7 Year Quarterly Couponed G. Bond	17.01.2012	18.01.2012	24.01.2018	5.07%	10.15%	10.41%	4,042,410	923,036	887,220

Source: UT

Floating Rate Note Auctions of 2013

Table 69

							Sales Amount
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Nominal Bid Amount	Nominal	Net
				Term	Simple	Compound
7 Year FRN G.Bond	18.03.2013	20.03.2013	11.03.2020	3,40	6,81	6,93	4.278.710	2.894.287	2.842.474
7 Year FRN G.Bond	01.04.2013	03.04.2013	11.03.2020	3,44	6,88	7,00	3.223.300	2.791.547	2.736.976
7 Year FRN G.Bond	13.05.2013	15.05.2013	11.03.2020	3,46	6,93	7,05	1.118.500	2.050.222	2.021.191
7 Year FRN G.Bond	25.06.2013	26.06.2013	11.03.2020	3,76	7,53	7,67	1.655.741	2.956.656	2.846.670
7 Year FRN G.Bond	27.08.2013	28.08.2013	11.03.2020	3,95	7,91	8,06	2.052.200	2.322.954	2.222.229
7 Year FRN G.Bond	08.10.2013	09.10.2013	11.03.2020	4,03	8,06	8,22	3.720.200	2.183.360	2.086.021
7 Year FRN G.Bond	19.11.2013	20.11.2013	11.11.2020	4,25	8,51	8,69	5.017.618	2.501.808	2.456.348
7 Year FRN G.Bond	02.12.2013	04.12.2013	11.11.2020	4,29	8,58	8,77	3.189.400	2.515.122	2.468.013

2013 Total							24.255.669	20.215.957	19.679.923

Source: UT

Fixed Coupon FX Denominated Auctions in 2010

Table 70

							Sales Amount (Inc. Switching)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate			Nominal Bid Amount	Nominal	Net
				Term	Simple	Compound	(million)
2 Years G. Bond-USD	19.01.2010	29.01.2010	18.01.2012	1.23%	2.46%	2.48%	2,180.2	1,923.9	1,925.8

Source: UT

Switching Auctions in 2009

Table 71

Securities Issued
				Interest
Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)		Maturity Date (dd.mm.yyyy)	Term	Simple	Comp.

04.06.2009	05.06.2009	1209 Days G. Bond	26.09.2012	6.83%	13.65%	14.12%

04.06.2009	05.06.2009	1762 Days G. Bond	02.04.2014	3.64%	14.54%	15.35%

09.07.2009	10.07.2009	1771 Days G. Bond	26.09.2012	6.31%	12.63%	13.03%

09.07.2009	10.07.2009	1727 Days G. Bond	02.04.2014	2.99%	11.97%	12.51%

13.08.2009	14.08.2009	635 Days G. Bond	11.05.2011	18.34%	10.51%	10.13%

13.08.2009	14.08.2009	1692 Days G. Bond	02.04.2014	2.94%	11.78%	12.30%

17.09.2009	18.09.2009	600 Days G. Bond	11.05.2011	15.63%	9.49%	9.21%

17.09.2009	18.09.2009	1783 Days G. Bond	06.08.2014	5.37%	10.74%	11.02%

17.09.2009	18.09.2009	1762 Days G. Bond	16.07.2014	2.82%	11.28%	11.77%

05.11.2009	06.11.2009	635 Days G. Bond	03.08.2011	16.11%	9.24%	8.94%

05.11.2009	06.11.2009	2518 Days G. Bond	28.09.2016	2.45%	9.80%	10.17%

Source: UT

Securities Bought Back

Table 72

	Amount Bought Back
(Thousand TL)	Net Bid Amount	Nominal	Net
61 Days T. Bill	924,846	720,281	707,950
257 Days T. Bill	420,520	236,539	252,363
89 Days T. Bill	338,539	199,543	195,348
222 Days T. Bill	3,020,812	536,057	580,202
54 Days T. Bill	644,316	159,279	157,431
187 Days T. Bill	1,685,180	648,179	708,745
117 Days T. Bill	356,180	300,556	293,168
145 Days T. Bill	352,092	229,209	238,863
152 Days T. Bill	3,901,224	2,825,068	2,891,909
117 Days T. Bill	480,318	280,640	274,042
103 Days T. Bill	1,156,449	451,821	467,784

TOTAL	13,340,483.9	6,586,894.2	6,767,815.9

Source: UT

Switching Auctions in 2010

Table 73

Securities Issued
				Interest
Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)		Maturity Date (dd.mm.yyyy)	Term	Simple	Comp.
28.01.2010	29.01.2010	656 Days G. Bond	16.11.2011	16.68%	9.26%	8.94%
28.01.2010	29.01.2010	656 Days G. Bond	16.11.2011	16.68%	9.26%	8.94%
28.01.2010	29.01.2010	2434 Days G. Bond	28.09.2016	1.92%	7.68%	7.90%
18.03.2010	19.03.2010	1027 Days G. Bond	09.01.2013	2.40%	9.61%	9.96%
29.04.2010	30.04.2010	2441 Days G. Bond	04.01.2017	2,00%	7.99%	8.23%
29.04.2010	30.04.2010	635 Days G. Bond	25.01.2012	16.83%	9.65%	9.33%

Source: UT

Table 74

Securities Bought Back

		Amount Bought Back
(Thousand TL)	Net Bid Amount	Nominal	Net
75 Days T. Bill	372,399	260,000	256,761
145 Days T. Bill	371,946	284,000	276,445
201 Days T. Bill	1,629,791	930,000	995,906
306 Days T. Bill	654,036	376,256	403,843
257 Days T. Bill	1,057,843	427,866	444,511
264 Days T. Bill	585,112	393,996	424,547
TOTAL	4,671,127	2,672,118	2,802,013

Source: UT

Buy Back Auctions in 2010

Table 75

						Interest		(Thousand TL) Early Redeemed Through Buy Back
Auction Date	Value Date	Securities Bought Back	Maturity Date	Net Bid Amount	Term	Simple	Comp.	Nominal	Net
02.09.2010	02.09.2010	TRT120111T10 (FRN)	12.01.2011	676,863	3.68%	7.36%	7.50%	86,600	88,510
02.09.2010	02.09.2010	TRT120111T10 (FRN)	12.01.2011	438,682	3.58%	7.15%	7.28%	192,800	197,730
23.09.2010	23.09.2010	TRT190111T13 (Fixed)	19.01.2011	803,632	3.64%	7.28%	7.41%	191,261	200,000
30.09.2010	30.09.2010	TRT190111T13 (Fixed)	19.01.2011	665,356	3.62%	7.23%	7.37%	188,000	196,886
07.10.2010	07.10.2010	TRT190111T13 (Fixed)	19.01.2011	458,853	3.60%	7.20%	7.33%	100,000	104,880
14.10.2010	14.10.2010	TRT120111T10 (FRN)	12.01.2011	684,648	3.60%	7.20%	7.33%	100,000	103,101
21.10.2010	21.10.2010	TRT120111T10 (FRN)	12.01.2011	663,391	3.61%	7.21%	7.34%	180,00	185,830
04.11.2010	04.11.2010	TRT120111T10 (FRN)	12.01.2011	508,72	3.59%	7.18%	7.30%	193,186	200,000
11.11.2010	11.11.2010	TRT120111T10 (FRN)	12.01.2011	485,059	3.59%	7.19%	7.32%	192,927	200,000
25.11.2010	25.11.2010	TRT120111T10 (FRN)	12.01.2011	223,618	3.59%	6.79%	6.90%	50,000	52,000
02.12.2010	02.12.2010	TRT020211T11 (Zero Coup.)	02.02.2011	326,350	1.14%	6.80%	6.99%	20,000	19,775
09.12.2010	09.12.2010	TRT020211T11 (Zero Coup.)	02.02.2011	158,529	0.93%	6.29%	6.46%	100,000	99,076
16.12.2010	16.12.2010	TRT020211T11 (Zero Coup.)	02.02.2011	99,221	0,00%	0,00%	0,00%	0,00	0
			TOTAL	6,192,922				1,594,774	1,647,788

Source: UT

CPI Indexed TL Denominated Auctions in 2009

Table 76

							Sales Amount (Inc. Switching)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Real Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand TL)
5 Year G. Bond (Semiannually 6% real interest rate)	17.02.2009	18.02.2009	14.08.2013	6.76%	13.53%	13.98%	2,021,909	1,334,358	1,316,291

5 Year G. Bond (Semiannually 6% real interest rate)	06.04.2009	08.04.2009	14.08.2013	5.85%	11.71%	12.05%	5,819,408	4,662,778	4,971,640

5 Year G. Bond (Semiannually 4.5% real interest rate)	26.05.2009	27.05.2009	21.05.2014	4.25%	8.50%	8.68%	1,776,418	1,549,004	1,579,985

5 Year G. Bond (Semiannually 4.5% real interest rate)	14.07.2009	15.07.2009	21.05.2014	4.28%	8.55%	8.73%	2,888,095	3,229,306	3,342,687

5 Year G. Bond (Semiannually 4.5% real interest rate)	18.08.2009	19.08.2009	21.05.2014	3.50%	6.99%	7.13%	8,525,425	3,864,597	4,303,968

5 Year G. Bond (Semiannually 3.5% real interest rate)	05.10.2009	07.10.2009	01.10.2014	2.37%	4.74%	4.80%	5,188,057	4,028,775	4,429,603

5 Year G. Bond (Semiannually 3.5% real interest rate)	17.11.2009	18.11.2009	01.10.2014	2.21%	4.43%	4.48%	2,362,656	2,303,944	2,585,257

Source: UT

CPI Indexed TL Denominated Auctions in 2010

Table 77

							Sales Amount (Inc. Switching)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Real Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand TL)
5 Year G. Bond (Semiannually 2.25% real interest rate)	15.02.2010	17.02.2010	11.02.2015	1.83%	3.67%	3.70%	4,727,902	4,278,644	4,440,344

5 Year G. Bond (Semiannually 2.25% real interest rate)	02.03.2010	03.03.2010	11.02.2015	1,83%	3.65%	3.69%	2,647,529	4,224,410	4,409,230

10 Year G. Bond (Semiannually 2% real interest rate)	13.04.2010	14.04.2010	01.04.2020	2.12%	4.24%	4.29%	1,825,886	3,004,849	2,946,015

5 Year G. Bond (Semiannually 2% real interest rate)	04.05.2010	05.05.2010	29.04.2015	1.91%	3.83%	3.86%	2,904,175	3,757,447	3,786,974

5 Year G. Bond (Semiannually 2% real interest rate)	21.06.2010	23.06.2010	29.04.2015	1.88%	3.76%	3.79%	5,243,210	3,404,255	3,492,900

10 Year G. Bond (Semiannually 2% real interest rate)	10.08.2010	11.08.2010	01.04.2020	2.08%	4.15%	4.19%	1,628,689	2,198,327	2,232,159

10 Year G. Bond (Semiannually 2% real interest rate)	23.11.2010	24.11.2010	01.04.2020	0.89%	1.78%	1.78%	5,794,001	2,532,488	3,093,476

Source: UT

CPI Indexed TL Denominated Auctions in 2011

Table 78

							Sales Amount (Inc. Switching)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Real Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand TL)
10 Year G. Bond (Semiannually 1.5% real interest rate)	18.01.2011	19.01.2011	06.01.2021	1.42%	2.84%	2.86%	4,087,755	3,329,248	3,376,283

10 Year G. Bond (Semiannually 1.5% real interest rate)	15.02.2011	16.02.2011	06.01.2021	1.41%	2.82%	2.84%	1,831,430	1,969,384	2,001,883

10 Year G. Bond (Semiannually 1.5% real interest rate)	12.04.2011	13.04.2011	06.01.2021	1.42%	2.84%	2.86%	1,801,320	2,210,784	2,265,527

5 Year G. Bond (Semiannually 1.25% real interest rate)	09.05.2011	11.05.2011	04.05.2016	1.15%	2.31%	2.32%	1,202,205	1,140,242	1,150,593

10 Year G. Bond (Semiannually 1.5% real interest rate)	02.08.2011	03.08.2011	21.07.2021	1.68%	3.36%	3.39%	764,939	1,298,521	1,258,926

4 Year G. Bond (Semiannually 1.25% real interest rate)	14.11.2011	16.11.2011	04.05.2016	1.26%	2.52%	2.54%	526,548	1,323,430	1,360,326

Source: UT

CPI Indexed TL Denominated Auctions in 2012

Table 79

							Sales Amount (Inc. Switching)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Real Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand TL)
10 Year G. Bond (Semiannually 1.5% real interest rate)	23.01.2012	25.01.2012	21.07.2021	2.08%	4.16%	4.20%	2,650,621	2,310,156	2,218,360

10 Year G. Bond (Semiannually 1.5% real interest rate)	14.02.2012	15.02.2012	21.07.2021	1.85%	3.7%	3.73%	5,309,008	3,994,621	3,968,223

10 Year G. Bond (Semiannually 1.5% real interest rate)	06.03.2012	07.03.2012	23.02.2022	1.77%	3.55%	3.58%	2,690,657	2,355,206	2,247,201

10 Year G. Bond (Semiannually 1.5% real interest rate)	17.04.2012	18.04.2012	23.02.2022	1.73%	3.47%	3.5%	2,305,327	3,127,141	3,039,204

10 Year G. Bond
(Semiannually 1.5% real interest rate)	06.08.2012	08.08.2012	23.02.2022	1.38%	2.76%	2.78%	3,517,059	4,317,360	4,576,269

10 Year G. Bond (Semiannually 1.5% real interest rate)	05.11.2012	07.11.2012	26.10.2022	0.84%	1.69%	1.69%	4,773,647	3,371,010	3,467,755

Source: UT

CPI Indexed TL Denominated Auctions in 2013

Table 80

								Sales Amount
	Auction	Value	Maturity	Average Interest Rate			Nominal
	Date	Date	Date	Term	Simple	Compound	Bid Amount	Nominal	Net
January
10 Year G. Bond	07.01.2013	09.01.2013	26.10.2022	0,68	1,35	1,36	3.477.321	2.130.337	2.331.867
February
10 Year G. Bond	18.02.2013	20.02.2013	26.10.2022	0,50	1,01	1,01	3.232.103	2.611.719	2.971.977
April
10 Year G. Bond	09.04.2013	10.04.2013	26.10.2022	0,48	0,96	0,96	3.308.900	2.241.812	2.606.311
May
10 Year G. Bond	14.05.2013	15.05.2013	03.05.2023	0,47	0,94	0,94	4.666.810	2.554.300	2.569.723
June
10 Year G. Bond	24.06.2013	26.06.2013	03.05.2023	1,47	2,93	2,95	1.338.400	2.679.726	2.257.668
July
10 Year G. Bond	15.07.2013	17.07.2013	03.05.2023	1,59	3,19	3,22	4.009.881	3.917.635	3.233.182
August
10 Year G. Bond	12.08.2013	14.08.2013	02.08.2023	1,47	2,94	2,96	3.994.101	3.750.163	3.769.779
September
10 Year G. Bond	09.09.2013	11.09.2013	02.08.2023	1,78	3,55	3,58	2.297.120	2.716.387	2.612.512
October
10 Year G. Bond	07.10.2013	09.10.2013	02.08.2023	1,47	2,94	2,96	2.571.100	2.010.544	2.044.444
November
10 Year G. Bond	18.11.2013	20.11.2013	08.11.2023	1,29	2,58	2,60	5.195.784	2.503.581	2.551.022

2013 Total							34.091.519	27.116.204	26.948.484

The following table presents Turkey’s central government domestic debt at the end of the years listed:

Source: UT

Central Government Domestic Debt

Table 81

(In millions of TL)	2009	2010	2011	2012	2013
Total Domestic Debt	330.005	352.841	368.778	386.542	403.007
Cash	313.232	350.379	366.355	384.672	401.754
Bonds	299.196	340.854	366.355	380.988	401.754
Bills	14.036	9.525	—	3.684	—
Non-Cash	16.772	2.463	2.424	1.870	1.253
Bonds	16.772	2.463	2.424	1.870	1.253
Bills	—	—	—	—	—

Source: UT.

Domestic Debt Service (1)

Table 82

(In millions of TL)	2009	2010	2011	2012	2013
Total Domestic Debt Service	141,888	183,731	132,688	124,838	167.136
Principal	95,125	141,583	97,624	84,136	128.062
Interest	46,762	42,148	35,064	40,702	39.073

(1)	Payments on non-cash basis are included.

Source: UT

EXTERNAL DEBT AND DEBT MANAGEMENT

Turkey’s gross external debt increased from U.S.$269.1 billion in 2009 to U.S.$388.1 billion in 2013. The main factor for this change was the increasing trend of private sector debt. Private sector debt was U.S.$172.4 billion in 2009 and it reached U.S.$267.1 billion in 2013.

The external debt to GDP ratio was 43.6% at the end of 2009, and the ratio increased to 47.3% in 2013. The public sector external debt to GDP ratio increased from 13.5% in 2009 to 14.1% in 2013 and private sector debt to GDP increased from 28.0% in 2009 to 32.6% in 2013 while the Central Bank’s external debt to GDP decreased from 2.1% in 2009 to 0.6% in 2013.

In addition, the maturity composition of the gross external debt did not change significantly during the last five years. At the end of 2009, the portion of the short and long term external debt to total external debt was 18.2% and 81.8%, respectively, and reached 33.3% and 66.7%, respectively, in 2013. The sectoral breakdown of external debt has changed such that the share of the “monetary authorities” and “public sector” debt in the total external debt stock declined by 3.5 and 1.2% points, respectively, during this period. On the other hand, the share of “private sector” external debt of the total external debt stock increased 4.7% points. The portion of “public sector”, “monetary authorities’ debt” and “private sector” in the total external debt stock was 29.8% and 1.3% and 68.8%, respectively, as of the end of 2013.

At the end of 2013, Treasury-guaranteed external debt stock was U.S.$10.7 billion, representing an increase of approximately U.S.$4.0 billion compared to end of 2009.

The following tables provide information as to the public and private share of external debt stock of Turkey for the periods indicated:

Gross Outstanding External Debt of Turkey (1)

Table 83

GROSS EXTERNAL DEBT- by BORROWER (Million $)	2009	2010	2011	2012	2013
TOTAL	269,074	291,850	303,658	337,679	388,137
SHORT TERM (2)	48,990	77,294	81,628	100,077	129,304
PUBLIC SECTOR	3,598	4,290	7,013	11,040	17,605
GENERAL GOVERNMENT	0	0	0	0	0
Central Government	0	0	0	0	0
Local Administrations	0	0	0	0	0
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS	3,598	4,290	7,013	11,040	17,605
Banks	3,598	4,290	7,013	11,040	17,605
Non-Banking Institutions
NON-FINANCIAL INSTITUTIONS	0	0	0	0	0
SOE’s	0	0	0	0	0
Other
CBRT	1,764	1,553	1,239	1,036	833
Dresdner Bank Scheme	1,763	1,552	1,238	1,036	833
Other	1	1	1	0	0
PRIVATE SECTOR	43,628	71,451	73,376	88,001	110,866
FINANCIAL INSTITUTIONS	21,858	47,630	46,553	59,209	75,816
Banks	21,587	46,576	45,226	57,143	73,224
Non-Banking Institutions	271	1,054	1,327	2,066	2,592
NON-FINANCIAL INSTITUTIONS	21,770	23,821	26,823	28,792	35,050
LONG TERM	220,084	214,556	222,030	237,602	258,833
PUBLIC SECTOR	79,884	84,791	87,192	92,907	98,206
GENERAL GOVERNMENT	77,139	81,721	82,949	85,439	89,279
Central Government	74,054	78,085	79,185	81,710	85,663
Local Administrations	2,993	3,589	3,748	3,726	3,615
Funds	91	47	17	3	0
FINANCIAL INSTITUTIONS (3)	1,118	1,745	3,018	6,211	7,717
Banks	1,118	1,745	3,018	6,211	7,717
Non-Banking Institutions
NON-FINANCIAL INSTITUTIONS	1,627	1,324	1,225	1,257	1,210
SOE’s	1,437	1,183	1,162	1,214	1,165
Other (4)	190	141	64	43	45
CBRT	11,398	10,012	8,095	6,052	4,401
CBRT Loans	0	0	0	0	0
Dresdner Bank Scheme	11,389	10,003	8,086	6,043	4,392
NGTA	9	9	9	9	9
PRIVATE SECTOR (5)	128,802	119,754	126,743	138,642	156,226
FINANCIAL INSTITUTIONS	44,650	40,496	47,176	54,767	70,897
Banks	28,444	28,981	35,129	41,152	55,352
Non-Banking Institutions	16,206	11,514	12,046	13,615	15,545
NON-FINANCIAL INSTITUTIONS	84,152	79,258	79,567	83,876	85,329

GROSS EXTERNAL DEBT - by LENDER (Million $)	2009	2010	2011	2012	2013
TOTAL	269,074	291,850	303,658	337,679	388,137
LOAN	228,175	246,466	253,127	272,654	308,831

SHORT TERM	48,990	77,294	81,628	100,077	129,304
PRIVATE CREDITORS	48,990	77,294	81,628	100,077	129,304
MONETARY INSTITUTIONS	20,435	47,982	47,554	63,552	84,333
NONMONETARY INSTITUTIONS	28,555	29,312	34,074	36,525	44,971
OFFICIAL CREDITORS
LONG TERM	179,185	169,172	171,499	172,577	179,527
PRIVATE CREDITORS	139,430	126,700	127,748	128,008	133,523
MONETARY INSTITUTIONS	116,201	104,467	107,820	108,504	114,786
NONBANK FINANCIAL INSTITUTIONS	6,371	6,663	7,625	9,725	10,835
PRIVATE INVETSTMENT & DEV. BANKS	36	7	5	3	0
FOREIGN COMMERCİAL BANKS	71,635	66,162	72,007	72,025	77,363
FOREIGN BRANCHES OF DOMESTIC BANKS AND OTHERS	38,160	31,634	28,183	26,751	26,587
NONMONETARY INSTITUTIONS	23,228	22,233	19,927	19,503	18,737
OFFICIAL CREDITORS	39,755	42,472	43,751	44,569	46,004
GOVERNMENTAL ORGANIZATIONS	8,204	9,046	9,015	8,560	7,993
PUBLIC FINANCE INSTUTITIONS	2,121	2,093	2,295	2,191	2,129
CENTRAL BANKS	0	0	0	0	0
CENTRAL GOVERNMENTS	497	365	276	214	162
OFFICIAL DEVELOPMENT BANKS	5,586	6,589	6,445	6,155	5,702
MULTILATERAL ORGANIZATIONS	31,551	33,426	34,736	36,009	38,010
IMF-INTERNATIONAL MONETARY FUND	9,434	7,107	4,361	2,338	1,477
IMF SDR ALLOCATİON	1,499	1,478	1,476	1,474	1,477
IBRD	9,917	11,671	12,412	13,353	14,186
OTHER MULTILATERAL INST.	12,200	14,647	17,963	20,318	22,347
BONDS (6)	40,899	45,385	50,531	65,024	79,306

(1)	Provisional.
(2)	Source: CBT.
(3)	Public Deposit Banks and Public Development & Investment Banks.
(4)	Public Corporations, Regulatory Institutions and Organizations.
(5)	Since October 1, 2001, CBT is responsible for monitoring private sector debt.
(6)	All the bonds issued in foreign markets are long term securities and the lender class of the bonds is “financial institutions” according to the primary market issuance.

Source: UT, CBT.

Currency Composition of Outstanding External Debt (1)(2)

The following tables present the relationship of Turkey’s public and private external debt to other financial indicators for, or at the end of, the periods indicated:

Table 84

%	2009	2010	2011	2012	2013
TOTAL	100	100	100	100	100
CHF	0.4	0.4	0.4	0.4	0.6
ECU/EUR	35.8	34.4	35.5	34.6	35.4
GBP	0.2	0.3	0.3	0.4	0.3
JPY	1.4	1.7	2.5	2.4	1.8
SDR	3.5	2.4	1.4	0.7	0.4
USD	52.4	50.9	54.0	54.6	54.2
Other	6.2	9.9	5.8	7.0	7.2

(1)	Provisional.

(2)	Reflects figures at the end of the periods indicated.

Source: UT

Debt Ratios

Table 85

	2009	2010	2011	2012	2013
DOD / GDP (%)
Total	43.6	39.9	39.2	42.9	47.3
Short Term	7.9	10.6	10.5	12.7	15.8
Long Term	35.7	29.3	28.7	30.2	31.6
Public Sector	13.5	12.2	12.2	13.2	14.1
Central Bank	2.1	1.6	1.2	0.9	0.6
Private Sector	28.0	26.1	25.9	28.8	32.6
FINANCIAL RATIOS (%)
T.EXTERNAL DEBT / EXPORTS (FOB)	263.4	256.3	225.1	221.5	255.7
EXTERNAL DEBT SERVICE / GDP	9.5	7.6	6.5	6.6	6.6
EXTERNAL DEBT SERVICE / EXPORTS (FOB)	57.2	48.7	37.2	33.8	35.6
PRIVATE SECTOR/ EXPORTS (FOB)	168.8	167.9	148.3	148.7	176.0
INTEREST / GDP	1.6	1.1	1.0	1.0	1.0
INTEREST / EXPORTS (FOB)	9.7	7.4	5.9	5.4	5.5
INTERNATIONAL RESERVES (NET) / T. EXTERNAL DEBT	27.8	29.5	29.1	35.3	33.8
INTERNATIONAL RESERVES (NET) / SHORT TERM DEBT	152.8	111.2	108.2	119.1	101.3
INTERNATIONAL RESERVES (GROSS) / T. EXTERNAL DEBT	26.3	27.7	25.8	29.6	28.6
INTERNATIONAL RESERVES (GROSS) / SHORT TERM DEBT	144.3	104.4	96.1	99.8	85.8
TCMB RESERVES (GROSS) / IMPORTS (CIF)	50.2	43.5	32.6	42.2	44.1
TCMB RESERVES (NET) / IMPORTS (CIF)	53.1	46.3	36.7	50.4	52.1
CURRENT ACCOUNT BALANCE / TCMB RESERVES (GROSS)	-17.1	-56.3	-95.7	-48.5	-58.7
CURRENT ACCOUNT BALANCE / TCMB RESERVES (NET)	-16.2	-52.8	-85.0	-40.7	-49.7
CURRENT ACCOUNT BALANCE / GDP	-2.0	-6.2	-9.7	-6.2	-7.9

Source: UT, CBT, TURKSTAT.

Table 86

(Million $)	2009	2010	2011	2012	2013
Total External Debt Service	58.412	55.514	50.157	51.516	53.987
Principal	48.464	47.136	42.165	43.343	45.640
Interest	9.948	8.378	7.992	8.173	8.347

(1)	Provisional.

(2)	Repayments through bond issues are included.

Source: CBT.

The aggregate amount of scheduled repayment of principal and interest on the medium and long-term external public and private debt of Turkey (disbursed and undisbursed) is set forth below for the periods indicated:

Medium and Long-Term External Debt Service (1,2)

Table 87

(Million $)	2014	2015	2016	2017	2018	2019+	TOTAL
GROSS TOTAL	69.125	50.620	41.803	36.602	32.274	155.126	385.550
PUBLIC	10.401	13.320	11.259	13.239	11.290	92.947	152.456
PRINCIPLE	7.825	9.019	7.178	9.445	8.026	65.015	106.508
INTEREST	2.576	4.300	4.081	3.794	3.263	27.932	45.947
PRIVATE SECTOR	58.724	37.300	30.544	23.363	20.984	62.179	233.095
PRINCIPLE	55.980	32.887	26.512	20.067	17.623	50.217	203.286
INTEREST	2.744	4.413	4.032	3.296	3.361	11.962	29.809

(1)	Provisional.

(2)	Excluding NGTA and Dresdner Accounts’ Repayments.

Source: UT, CBT (Cross rates based on: 03/31/2012).

Table 88

Central Government External Debt Of Turkey (as of December 31, 2013) (issued between January 1, 2009 and December 31, 2013)
	Agreement Date	Currency	Maturity (Years)	Outstanding Amount (Million USD)
Bond				27.212
Monetary Institutions	Various (07-Jan-2009 - 05-Nov-2013)	USD-EUR-JYP	Various (6 - 30)	27.212
Loan				11.760
Governmental Organizations	Various (30-Jan-2009 - 27-Oct-2011)	EUR-JYP	Various (15 - 35)	295
Monetary Institutions	Various (22-Apr-2009 - 11-Oct-2013)	USD-EUR-CHF	Various (5 - 22)	3.420
International Organizations	Various (19-Mar-2009 - 07-Jun-2013)	USD-EUR-ISD-SDR	Various (10 - 32)	8.045

Total				38.972

Source: UT

External Debt of Turkey (Public Guaranteed)

Table 89

(provided between January 1, 2009 and December 31, 2013) (dd.mm.yyyy)		External Debt of Turkey (Public Guaranteed)
Agreement Date	Currency	Debt Disbursed and Outstanding ($)	Maturity (Year)	Interest Type	Interest Rate / Margin
30.01.2009	EUR	$9,551,570.66	18.2	EURIBOR6MD	0.5
24.02.2009	EUR	$7,044,610.07	17.4	EURIBOR6MD	0.4
08.06.2009	EUR	$2,255,000.00	14.6	LIUSD6MD	0.49
08.06.2009	EUR	$2,752,800.00	14.6	LIUSD6MD	0.49
08.06.2009	EUR	$5,750,000.00	14.6	LIUSD6MD	0.53

08.06.2009	EUR	$8,845,000.00	14.6	LIUSD6MD	0.47
08.06.2009	EUR	$9,000,000.00	14.6	LIUSD6MD	0.48
08.06.2009	EUR	$11,465,000.00	14.6	LIUSD6MD	0.59
08.06.2009	EUR	$12,574,149.00	14.6	EURIBOR6MD	0.32
08.06.2009	EUR	$13,391,000.00	14.6	EURIBOR6MD	0.34
08.06.2009	EUR	$13,391,000.00	14.6	FIXED	0.55
08.06.2009	EUR	$13,391,000.00	14.6	FIXED	1.44
08.06.2009	EUR	$13,391,000.00	14.6	FIXED	1.76
08.06.2009	EUR	$15,080,000.00	14.6	LIUSD6MD	0.46
08.06.2009	EUR	$15,754,117.64	14.6	EURIBOR6MD	0.22
08.06.2009	EUR	$17,624,707.93	14.6	EURIBOR6MD	0.23
08.06.2009	EUR	$24,103,800.00	14.6	LIEUR6MD	0.29
08.06.2009	EUR	$25,442,900.00	14.6	EURIBOR6MD	0.24
08.06.2009	EUR	$26,782,000.00	14.6	EURIBOR6MD	0.3
08.06.2009	EUR	$26,782,000.00	14.6	EURIBOR6MD	1.33
08.06.2009	EUR	$27,957,494.12	14.6	EURIBOR6MD	0.28
08.06.2009	EUR	$30,214,363.01	14.6	LIUSD6MD	0.47
08.06.2009	EUR	$33,477,500.00	14.6	EURIBOR6MD	0.29
08.06.2009	EUR	$33,477,500.00	14.6	EURIBOR6MD	0.37
08.06.2009	EUR	$34,277,500.00	14.6	LIUSD6MD	0.49
08.06.2009	EUR	$35,000,000.00	14.6	LIUSD6MD	0.54
08.06.2009	EUR	$40,173,000.00	14.6	FIXED	0.32
08.06.2009	EUR	$42,528,648.30	14.6	EURIBOR6MD	0.29
09.06.2009	USD	$210,000,000.00	29.8	WBVSLUSDA07	-0.05
09.06.2009	EUR	$146,765,360.00	29.8	WBVSLEURA07	-0.05
09.06.2009	USD	$130,000,000.00	24.6	WBVSLUSDA07	—
09.06.2009	EUR	$21,023,870.00	24.6	WBVSLEURA07	—
09.06.2009	USD	$70,000,000.00	19.8	FIXED	0.75
09.06.2009	USD	$29,020,682.50	19.6	FIXED	0.75
08.06.2009	EUR	$32,812,500.00	12.7	LIUSD6MD	0.57
08.06.2009	EUR	$44,823,058.82	12.7	LIUSD6MD	0.58
08.06.2009	EUR	$50,413,176.47	12.7	EURIBOR6MD	0.42
08.06.2009	EUR	59,077,941.18	12.7	EURIBOR6MD	0.44
17.12.2009	USD	$100,000,000.00	13.8	LIUSD6MD	0.6
17.12.2009	EUR	$135,383,010.00	13.8	WBVSLEURA07	0.6
21.12.2009	EUR	$16,200,000.00	11.9	LIUSD6MD	0.95
21.12.2009	EUR	$22,956,000.00	11.9	EURIBOR6MD	0.68
21.12.2009	EUR	$34,285,714.28	11.9	LIUSD6MD	0.94
21.12.2009	EUR	$48,207,600.00	11.9	EURIBOR6MD	0.64
10.12.2009	EUR	$8,034,600.00	22.4	FIXED	3.86
10.12.2009	EUR	$26,782,000.00	22.4	FIXED	3.53
10.12.2009	EUR	$26,782,000.00	22.4	FIXED	3.99
10.12.2009	EUR	$6,695,500.00	17.5	EURIBOR6MD	0.37
10.12.2009	EUR	$6,695,500.00	17.5	EURIBOR6MD	1.32
10.12.2009	EUR	$10,016,468.00	17.5	FIXED	2.74
10.12.2009	EUR	$12,706,845.01	17.5	LIUSD6MD	1.65
10.12.2009	EUR	$26,782,000.00	17.5	EURIBOR6MD	0.33
10.12.2009	EUR	$27,183,730.00	17.5	EURIBOR6MD	0.95
10.12.2009	EUR	$28,064,000.00	17.5	LIUSD6MD	0.47
10.12.2009	EUR	$30,799,300.00	17.5	EURIBOR6MD	1.24
10.12.2009	EUR	$32,960,000.00	17.5	LIUSD6MD	0.58

10.12.2009	EUR	$33,477,500.00	17.5	EURIBOR6MD	0.36
10.12.2009	EUR	$33,477,500.00	17.5	FIXED	1.56
10.12.2009	EUR	$34,682,690.00	17.5	FIXED	2.17
10.12.2009	EUR	$35,000,000.00	17.5	LIUSD6MD	1.57
10.12.2009	EUR	$40,173,000.00	17.5	EURIBOR6MD	0.32
10.12.2009	EUR	$40,173,000.00	17.5	EURIBOR6MD	0.36
13.05.2010	EUR	$44,138,500.00	12.9	LIUSD6MD	0.62
13.05.2010	EUR	$48,475,000.00	12.9	LIUSD6MD	0.49
13.05.2010	EUR	$53,564,000.00	12.9	EURIBOR6MD	0.28
13.05.2010	EUR	$53,564,000.00	12.9	EURIBOR6MD	0.29
06.07.2010	USD	$100,000,000.00	24.8	WBSCLUS6	0.01
06.07.2010	USD	$103,043,303.02	24.8	LIUSD6MD	0.28
06.07.2010	USD	$200,000,000.00	29.5	LIUSD6MD	0.28
29.06.2010	EUR	$53,307,051.87	29.5	WBFSLREUR	1.05
13.08.2010	EUR	$10,043,250.00	13.2	EURIBOR6MD	0.05
13.08.2010	EUR	$10,043,250.00	13.2	EURIBOR6MD	0.27
13.08.2010	EUR	$10,043,250.00	13.2	EURIBOR6MD	1.05
13.08.2010	EUR	$13,391,000.00	13.2	EURIBOR6MD	0.27
13.08.2010	EUR	$13,391,000.00	13.2	EURIBOR6MD	0.9
27.08.2010	EUR	$15,675,321.76	17.6	FIXED	5
18.10.2010	USD	$25,666,666.66	9.1	LIUSD6MD	1.62
25.11.2010	EUR	$6,361,385.34	21.5	FIXED	3.86
28.12.2010	EUR	$69,775,144.60	12	FIXED	2.89
28.12.2010	EUR	$35,988,312.50	20	FIXED	2.75
05.04.2011	USD	$180,000,000.00	27.7	LIUSD6MD	0.48
05.04.2011	EUR	$117,572,980.00	27.7	EURIBOR6MD	0.48
22.06.2011	JPY	$24,859,785.32	25	FIXED	1.2
04.07.2011	EUR	$8,704,150.00	14	EURIBOR6MD	0.67
04.07.2011	EUR	$13,105,601.35	14	LIUSD6MD	0.8
04.07.2011	EUR	$15,000,000.00	14	LIUSD6MD	1.16
04.07.2011	EUR	$16,069,200.00	14	EURIBOR6MD	0.91
04.07.2011	EUR	$21,425,600.00	14	EURIBOR6MD	1.23
04.07.2011	EUR	$24,914,700.00	14	LIUSD6MD	1.52
04.07.2011	EUR	$33,477,500.00	14	EURIBOR6MD	0.7
04.07.2011	EUR	$33,477,500.00	14	EURIBOR6MD	1.13
04.07.2011	EUR	$33,477,500.00	14	EURIBOR6MD	1.16
31.10.2011	EUR	$19,256,920.00	9.6	LIUSD6MD	0.75
31.10.2011	EUR	$19,800,000.00	9.6	LIUSD6MD	0.69
31.10.2011	EUR	$46,868,500.00	9.6	EURIBOR6MD	0.27
31.10.2011	EUR	$46,868,500.00	9.6	EURIBOR6MD	0.52
05.12.2011	USD	$76,820,788.00	25	WBSCLUS6A98	0.49
05.12.2011	EUR	$18,790,502.12	25	WBVSLEUR6A09	0.49
05.12.2011	USD	$59,644,031.55	27.5	LIUSD6MD	0.46
05.12.2011	EUR	$92,799,630.00	27.5	WBVSLEUR6A09	0.49
09.12.2011	EUR	$50,085,000.00	12.4	FIXED	3.5
09.05.2012	EUR	$33,477,500.00	13.3	EURIBOR6MD	0.75
09.05.2012	EUR	$40,173,000.00	13.3	EURIBOR6MD	1.13
09.05.2012	EUR	$45,454,500.00	12.2	LIUSD6MD	1.62
09.05.2012	EUR	$50,885,800.00	12.2	EURIBOR6MD	1.18
29.05.2012	EUR	$32,000,000.00	7.5	FIXED	1.72
29.05.2012	EUR	$33,477,500.00	7.5	FIXED	1.44
28.06.2012	EUR	$65,600,000.00	8.5	FIXED	2.24

28.06.2012	EUR	$66,955,000.00	8.5	FIXED	1.62
28.06.2012	EUR	$66,955,000.00	8.5	FIXED	1.94
28.06.2012	EUR	$38,862,000.00	12.3	LIUSD6MD	1.22
28.06.2012	EUR	$60,259,500.00	12.3	EURIBOR6MD	0.91
28.06.2012	EUR	$20,086,500.00	10.3	EURIBOR6MD	1.24
28.06.2012	EUR	$20,086,500.00	10.3	FIXED	2.22
28.06.2012	EUR	$25,906,000.00	10.3	LIUSD6MD	1.69
28.06.2012	EUR	$25,906,000.00	10.3	FIXED	2.58
28.06.2012	EUR	$32,799,627.65	10.3	FIXED	7.7
04.12.2012	USD	$75,000,000.00	12.1	FIXED	3
04.12.2012	USD	$100,000,000.00	10.2	SWAP USD	2.72
20.12.2012	EUR	$130,170,000.00	8.6	LIUSD6MD	0.69
20.12.2012	EUR	$135,170,000.00	8.6	FIXED	2.35
26.03.2013	USD	$20,639,000.00	12	LIUSD6MD	1.5
25.04.2013	EUR	$13,391,000.00	10.4	EURIBOR6MD	0.69
24.04.2013	EUR	$20,000,000.00	11.2	LIUSD6MD	0.73
24.04.2013	EUR	$20,000,000.00	11.2	LIUSD6MD	0.88
24.04.2013	EUR	$20,086,500.00	11.2	EURIBOR6MD	0.74
24.04.2013	EUR	$33,477,500.00	11.2	EURIBOR6MD	0.74
03.06.2013	EUR	$33,477,500.00	10.1	EURIBOR6MD	0.21
03.06.2013	EUR	$40,173,000.00	10.1	EURIBOR6MD	0.32
22.08.2013	USD	$25,000,000.00	29.6	LIUSD6MD
18.09.2013	EUR	$33,477,500.00	9.5	FIXED	1.93
18.09.2013	EUR	$33,477,500.00	9.5	FIXED	2.01
18.09.2013	EUR	$33,680,000.00	9.5	FIXED	2.69
18.09.2013	EUR	$34,395,000.00	9.5	FIXED	2.95
10.10.2013	EUR	$133,910,000.00	10.2	FIXED	3.2
24.10.2013	EUR	$66,955,000.00	9.5	EURIBOR6MD	0.65
04.12.2013	EUR	$33,477,500.00	9.5	EURIBOR6MD	0.74
04.12.2013	EUR	$34,542,500.00	9.5	LIEUR6MD	0.66
30.12.2013	USD	$110,000,000.00	15.4	FIXED	3.95
19.12.2013	EUR	$67,865,000.00	12.2	LIUSD6MD	0.78

Source: UT

RISK MANAGEMENT

In order to increase fiscal discipline, transparency, accountability and effectiveness in the management of debt and claims, Law No. 4749 implemented an active risk management strategy and took measures to limit the potential effects of guarantees and on-lent loans provided by the Treasury. In this context, to establish the necessary legal and organizational infrastructure for the management of public debt and receivables on the basis of risk analysis, a Risk Management Unit was established. In addition, a Debt and Risk Management Committee was set up within the Undersecretariat of the Treasury to ensure coordination and efficiency in debt management. Within this framework, the debt management strategy is executed in line with the main principles of transparency, accountability and predictability.

With the help of this institutional infrastructure, the risk management unit has been fully operational since 2004 and continues to perform its routinely assigned duties, such as providing monthly and quarterly risk monitoring and analysis notes to the Debt and Risk Management Committee. Monthly and annual debt management reports have been published to discuss the developments in the area of public debt and risk management. Furthermore, the Risk Management Unit developed a debt strategy analysis model for the medium-term and produces valuation of the portfolio of explicit contingent liabilities of the state. Also, the Risk Management Unit produces cash flow reports, risk indicator reports and medium and long-term borrowing scenarios in order to evaluate financial risks.

The operational risk management activities regarding debt, cash and receivables management have been implemented since 2008. The existing operational risk management framework has been developed and used as an input in the completion process of Emergency and Business Continuity Plan (EBCP). The generation of business impact analysis and business flowcharts for critical processes have been used to improve institutional mechanisms and helped to develop the integrated strategies. In that regard, the finalization of EBCP has been a milestone regarding the management of operational risks.

The borrowing strategy aims to enhance transparency and the effectiveness of public debt management at an appropriate cost with a prudent level of risk. This is achieved through strategic benchmarking which has been used since 2004. Major components of this strategy, which are determined for a three-year period with a rolling basis in accordance with the aforementioned cost and risk analysis, are as follows for the period 2013-2015:

•	To borrow mainly in TL

•	To use fixed rate TL instruments as the major source of domestic cash borrowing and decrease the share of debt which has an interest rate refixing period of less than 12 months

•	To increase the average maturity of domestic cash borrowing taking market conditions into consideration and decrease the share of debt maturing within 12 months

•	To keep a certain level of cash reserve in order to reduce the liquidity risk associated with cash and debt management

Tight fiscal policies and the implementation of strategic benchmarks have made an effective debt management structure possible, which in turn has reduced risk premiums.

Important progress has been achieved in decreasing the public debt ratio. The general government nominal debt stock defined by EU standards to GDP ratio declined to 40.0% at the end of 2008 and increased to 46.1% in 2009 with the impact of the global crisis. However, since then this ratio gradually improved and decreased to 36,3% at the end of 2013 due to stronger growth and positive budget performance. The MTP 2014-2016 sets EU defined debt stock to GDP targets of 33.0% by the end of 2014, 31.0% by the end of 2015 and 30.0% by the end of 2016. Moreover, as a result of borrowing policies aimed at reducing the sensitivity of debt stock to interest rate and foreign exchange rate fluctuations, the share of both floating rate and foreign currency denominated debt decreased gradually over the last decade. The share of floating rate debt stock in the Central Government debt stock fell to 38.5% in 2013 from 46.6% in 2009 and the duration of TL denominated cash based domestic debt stock increased to 23.1 months from 7.5 months in the same period.